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Filed pursuant to Rule 424(b)(3)
Registration No. 333-125424

        Prospectus

Exchange Offer for
$400,000,000
6 1/4% Senior Notes due 2012

We are offering to exchange:
up to $400,000,000 of our new 6 1/4% Senior Notes due 2012, Series B
for
a like amount of our outstanding 6 1/4% Senior Notes due 2012

Material Terms of Exchange Offer

•
The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

•
All notes that are validly tendered and not validly withdrawn will be exchanged.

•
There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

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The exchange notes will be guaranteed on a senior unsecured basis by our principal operating subsidiary, International Truck and Engine Corporation. The exchange notes will be our senior unsecured obligations and will rank behind in right of payment to all of our future secured debt and equally in right of payment to all of our existing and future senior unsecured debt.

•
Expires at 5:00 p.m., New York City time, on July 27, 2005, unless extended.

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The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•
The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission, or the "SEC."

•
We will not receive any proceeds from the exchange offer.

        For a discussion of certain factors that you should consider before participating in this exchange offer, see "Risk Factors" beginning on page 20 of this prospectus.

        Neither the SEC nor any state securities commission has approved or disapproved of the notes to be distributed in the exchange offer or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

June 27, 2005

We have not authorized anyone to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on any unauthorized information or representations.

i

Prospectus Summary

The following is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere in this prospectus. It does not contain all the information that you may consider important in making your decision to participate in the exchange offer. Therefore, you should read the entire prospectus carefully, including, in particular, the section entitled "Risk Factors" and the consolidated financial statements and the related notes to those statements. The fiscal year of Navistar ends on October 31. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended October 31, 2004 is referred to as "fiscal 2004."

Unless the context indicates otherwise, as used in this prospectus: (i)"company," "us," "we," "our" and "Navistar" refer to Navistar International Corporation and its consolidated subsidiaries and their respective predecessors; (ii)"International" refers to International Truck and Engine Corporation, our principal operating subsidiary; (iii)"NIC" refers to Navistar International Corporation, exclusive of our subsidiaries; (iv)"NFC" refers to Navistar Financial Corporation, a wholly owned subsidiary of International, which together with NIC's three Mexican subsidiaries that provide financial services to its dealers and customers in Mexico, comprise our financial services operations; (v)"mid-range diesel engines" refers to 160-325 horsepower diesel fuel-powered engines; (vi)"North America" refers to the United States and Canada and (vii)"OEMs" refers to original equipment manufacturers.

Our Company

We are a leading manufacturer and distributor of a full line of diesel-powered medium and heavy trucks, school buses and parts and services sold under the International® truck brand and IC™ bus lines. We sell truck products to the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. We are also the leading supplier of mid-range diesel engines in the 160-325 horsepower range. Diesel engines are sold under the International® brand as well as produced for other OEMs in the United States, Mexico and Brazil, principally Ford Motor Company. We are the exclusive supplier of 6.0L electronically controlled diesel engines to Ford through the year 2012 for use in all of Ford's diesel-powered super-duty pick-up trucks and vans between 8,500 and 12,500 lbs. gross vehicle weight, or GVW, in North America.

We market our truck products, parts and services through the industry's largest dealer network in North America, specializing in medium and heavy trucks and school buses. As of April 30, 2005, our dealer network was comprised of 842 locations in North America. In addition, as of April 30, 2005, we had 69 dealer locations in Mexico. Our dealer network offers a comprehensive range of service, financing and other support functions to our customers. We also operate seven North American regional parts distribution centers that provide 24-hour availability and shipment with a 97% order fill rate of our truck and engine parts. We provide certain financial services to our customers and dealers through our financial services operations.

Our financial services operations are conducted through NFC and NIC's three Mexican finance subsidiaries. NFC is a commercial financing organization that provides wholesale, retail and lease financing for sales of new and used trucks sold to dealers and retail customers in the United States. NFC also finances our wholesale accounts and selected retail accounts receivable.

NIC's three Mexican finance subsidiaries provide wholesale, retail and lease financing for sales of new and used trucks and service parts sold to dealers and retail customers in Mexico. The financial services operations also finance sales of new and used products of other manufacturers, regardless of whether those products are designed or customarily sold for use with International's truck products.

Demand for our truck and mid-range diesel engine products is cyclical and depends in part on the business environment, particularly the industrial sector. Levels of freight tonnage hauled, which track the primary end use for our truck products, are driven in large part by demand in the industrial sector. In our second quarter, we recorded a profit of $53 million compared to a profit of $52 million in the second quarter of 2004. Based upon our results for fiscal 2004, we generated record revenue and profitability was its highest since fiscal 1999. We also achieved our highest level of engine shipments in fiscal 2004 of 432,800 units.

Set forth below is certain information regarding our principal product lines for fiscal 2004 and, with respect to unit deliveries and estimated market share, our results for fiscal 2004 total units.

Product Line Description	Fiscal 2004 Revenues (in millions)	% of Fiscal 2004 Mfg. Revenues	Fiscal 2004 Unit Deliveries(1)	Estimated 2004 Market Share(2)	Typical End-Use/User

Medium Trucks (Class 6-7)	$1,849	19.5%	39,900	40.3%	Local and regional delivery/beverage, refrigeration, utilities, towing, municipalities and emergency rescue

Heavy Trucks (Class 8)	2,252	23.8%	28,100	17.1%	Long-haul, local and regional delivery/fleets and owner operators

School Buses	946	10.0%	16,000	61.0%	School districts

Severe Service Vehicles	975	10.3%	12,800	23.2%	Construction, waste management and other on-off highway applications

DealCor Subsidiaries(3)	252	2.7%	N/A	N/A	All end-users listed above

Total Trucks	$6,274	66.3%	96,800	28.1%

Mid-Range Diesel Engines	$1,981	20.9%	357,900	NA	Ford and other OEMs

Service Parts	$1,213	12.8%	NA	NA	All end-users listed in this table

(1)
Reflects North American retail unit deliveries of trucks, school buses and severe service vehicles and OEM deliveries of engines.

(2)
Combined North American markets for fiscal 2004.

(3)
Represents revenue of our majority-owned subsidiaries whose principal business is owning an International dealership. These subsidiaries are acquired and disposed of from time to time in order to facilitate the transition of International dealerships from one independent owner to another.

Completion of Five Point Plan and current strategic focus

We have completed a comprehensive, strategic investment and product development program, which we refer to as our Five Point Plan. From 1997 to 2002, we made significant investments, including $1,390 million of research and development and $2,013 million of capital investments, much of which related to our Five Point Plan. These investments have substantially transformed our company by allowing us to upgrade our product line and improve our cost structure. We believe that these actions have enhanced our business and financial profile and improved our position in the marketplace. The goals and results to date of our Five Point Plan are:

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  Developed a new line of high performance truck and engine products to replace our maturing product offerings.  We have developed and substantially completed the launch of a full line of new, high performance trucks, which we refer to as our HPV line. These technologically advanced trucks offer enhanced value to our customers over the entire life of the product, which we refer to as lifecycle value, allowing us to command premium pricing versus competitive products.

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  Reduced product complexity.  We have reduced the complexity of our products, which has improved our manufacturing efficiency, purchasing leverage and product reliability.

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  Improved cost structure.  We have improved our labor and overhead costs, providing more flexibility in our manufacturing processes and improving our competitive position.

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  Focused manufacturing facilities.  We have reorganized our manufacturing operations to utilize more focused manufacturing facilities. This strategy shifted the manufacture of high-volume truck models to larger facilities to better leverage our overhead, while more complex, customized trucks are manufactured in lower-cost, more flexible manufacturing facilities.

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  Expanded presence in Mexico.  We have undertaken a number of initiatives to expand our presence in the Mexican truck market, where our market share increased to approximately 28.6% in 2004 as compared to approximately 5.0% in 1996.

Our current strategic focus builds upon the foundation created with the completion of the Five Point Plan. We believe that we have significant new opportunities to increase revenue. In addition, we believe we can continue to improve our cost structure and product quality relative to our competition to further enhance the recent improvements achieved through the completion of the Five Point Plan. Specifically, our strategic focus in the next few years will center around: Great Products, Competitive Cost Structure and Growth:

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  Great products:  We will continue to leverage the investment made in the design and development of our line of High Performance Vehicles. We believe we have a competitive advantage in driver comfort, ergonomics, vehicle maintainability, fuel efficiency and electronics.

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  Set the standard for product quality in the industry:  We believe there is significant opportunity to differentiate ourselves in the marketplace through an improvement in quality relative to our competition.

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    Derivative products:  We will introduce derivative products that are built off of the main product platform of our High Performance Vehicles to target specific opportunities.

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  Competitive cost structure:  We have developed very aggressive cost improvement targets over the next several years with an objective of net cost reduction of $8,000 per vehicle by 2009 as compared to 2002. These targets include improvements in purchasing and logistics, manufacturing, engineering design and warranty.

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  Product scale:  We believe that scale, from both a design and production perspective, can be a differentiator in our cost structure. In our engine business, we have more scale in mid-range diesel engines worldwide than our competitors.

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  Global sourcing:  We are committed to identifying and sourcing the most appropriate components and services to meet the requirements of our customers and the company.

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  Growth:  We are committed to growth incremental to the recovery in the North American truck market. Our current growth initiatives include:

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  Military opportunities:  We are currently exploring several opportunities to provide vehicles, engines and service parts to both the U.S. and Allied Military. These opportunities include providing both combat and non-combat vehicles as well as V-6 diesel-powered engines.

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  Service parts growth:  We believe that we can increase the growth rate of service parts revenue through increased dealer participation, increased national account services and increased all-makes product offerings. These strategies contributed to a 12.6% and 11.3% growth rate of service parts revenue for fiscal 2004 and 2003, respectively.

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  Light-duty diesel expansion:  The under 8,500 lbs. GVW North American pick-up truck market has never had a diesel engine offering. We believe significant opportunities exist for engine growth in this segment, especially with growing consumer acceptance of diesel fuel due to its improved sociability characteristics (noise, vibration, harshness, exhaust smoke and emissions) and its inherent performance superiority over gasoline engines.

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  Dealer distribution strategy:  While we continue to have the most extensive North American dealer network in the industry, we have identified further increases in overall effectiveness of the systems as an opportunity for enhanced competitiveness.

In addition, as part of our strategy, the company is pursuing a number of strategic initiatives that the company believes will positively impact growth, cost competitiveness and product capabilities. These strategic initiatives could take the form of joint ventures, acquisitions or strategic alliances or other such relationships that the company believes acceptable.

Competitive strengths

Strong market positions in truck products.    We are a leading manufacturer of Class 6-8 trucks and school buses. We are the leading manufacturer of Class 6-7 medium trucks and school bus chassis in North America, with a fiscal 2004 market share of 40.3% for Class 6-7 medium trucks and 61.0% in school bus chassis. Our new integrated bus strategy allowed us to maintain our market share of approximately 61.0% in fiscal 2004 for buses while improving our market share in bus bodies from approximately 14.8% in 1995 to approximately 53.1% in 2004. Our recommitment to the Class 8 market, improved cost structure and product quality drove overall Class 8 market share to 18.6% in fiscal 2004, up from 16.4% in fiscal 2003.

Leading global supplier of mid-range diesel engines.    We are the leading global supplier of mid-range diesel engines, shipping approximately 432,800 engines in fiscal 2004.

Improved, more flexible cost structure.    We have improved and continue to improve our cost structure by reducing both fixed and variable costs. As a part of our Five Point Plan, we have re-aligned our manufacturing facilities and processes to increase flexibility and efficiency.

Large installed customer base and leading parts program.    As a result of both our strong market positions and the industry's largest dealer network, we have a substantial installed base of truck and engine products that provides us and our dealers with profitable, stable revenues from the sale of truck and engine parts.

Business strategy

Truck strategy

Organic growth through High Performance Vehicle (HPV) platform.    In February 2001, we successfully initiated the introduction of our HPV line. Since that time, we have substantially completed the launch of an entire line of new school buses, high performance medium trucks, severe service vehicles and regional-haul heavy trucks.

Improve manufacturing efficiency and cost structure.    As a part of our Five Point Plan, we have focused our manufacturing facilities and simplified product designs resulting in improved efficiency and lower costs.

Leverage Blue Diamond truck production.    In September 2001, we formed the Blue Diamond Truck joint venture with Ford to produce Class 3-7 commercial vehicles. Through this joint venture, we are capitalizing on Ford's and Navistar's combined medium truck volumes to generate manufacturing efficiencies and economies of scale.

Capitalize on dealer network.    We have the industry's largest dealer network in North America, consisting of 842 dealer locations as of April 30, 2005, which is a key competitive advantage over other truck and school bus manufacturers.

Engine strategy

Enhance diesel engine technology leadership.    We are an industry leader in diesel engine technology and believe we have an established reputation of meeting and exceeding quality and emissions requirements of both our customers and government regulatory agencies.

Capitalize on dieselization trends.    The percentage of Class 5-7 medium trucks and heavy pick-up trucks using diesel engines has increased over time to approximately 95% and 55%, respectively, in 2004 from approximately 50% and 10%, respectively, in 1983. In 2004, we maintained a 48% share of total North American on-highway diesel engine production and approximately 50% share of mid-range diesel engines in over 8,500 lbs. GVW pick-up trucks, vans and SUVs. In the future, we expect the global dieselization trends to positively impact our longer-term engine growth opportunities due to our diesel engine technology leadership, market position and product capabilities.

Expand strategic relationships.    We have a long history of strong strategic relationships with major customers and suppliers. We have been supplying diesel engines to Ford since 1982 and have a long-term exclusive supply agreement to provide diesel engines to Ford through 2012 for use in its pick-up trucks, vans and SUVs between 8,500 and 12,500 lbs. GVW in North America. We have significantly expanded our relationship with Ford over the last decade, including the formation of the Blue Diamond joint ventures. In December 2004, we announced a strategic relationship with MAN Nutzfahrzeuge AG to collaborate in the design, development and production of certain powertrain components. The first project initiated as part of this agreement is for International to produce 11 to 13 liter engines for the North American Class 8 market based on a MAN design.

Business environment

Sales of Class 6-8 trucks have historically been cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Beginning in 2004, heavy truck customers and leasing companies began to resume purchases in response to signs of an overall economic recovery, which has resulted in increased order receipts in the heavy and medium truck industries. Our North American order backlog at April 30, 2005, was 25,900 units, unchanged from April 30, 2004.

North American heavy truck demand was 66,400 units in the second quarter of fiscal 2005, up 28.9% from the second quarter of fiscal 2004 and 219,300 units in fiscal 2004, up 38% from fiscal 2003 and Class 6-7 medium truck demand, excluding school buses, was 31,300 units in the second quarter of fiscal 2005, up 20.8% from the second quarter of fiscal 2004 and 99,200 units in fiscal 2004, up 32% from fiscal 2003. Demand for school buses was 7,000 units in the second quarter of fiscal 2005, up 4.5% from the second quarter of fiscal 2004 and 26,200 units in fiscal 2004, down 10% from fiscal 2003. Mid-range diesel engine shipments by us to OEMs in the second quarter of fiscal 2005 were 106,100 units, 16.5% higher than the second quarter of fiscal 2004 and in fiscal 2004 were 357,900 units, 8% higher than fiscal 2003.

Corporate structure

NIC is a holding company that conducts its manufacturing operations principally through International and certain other wholly owned foreign and domestic subsidiaries. Our manufacturing operations are supported by our financial services subsidiaries, including NFC. Our financial services subsidiaries provide wholesale, retail and lease financing for sales of new and used trucks, truck chassis, buses and trailers, service parts and engines by International and retail and lease financing for sales of such products by International dealers to their customers.

Our financial services subsidiaries generally fund their operations on an independent basis. Our financial services subsidiaries obtain funds to provide financing to our dealers and retail customers from sales of receivables, medium- and long-term debt securities and short- and long-term bank borrowings. As of April 30, 2005, NFC had $1,082 million of combined funding availability from its bank credit facility and other on- and off-balance sheet funding conduits.

We provide credit support to NFC under NFC's bank credit facility through an agreement whereby International has agreed not to permit NFC's consolidated income before income taxes, interest expense and dividends on preferred stock, if any, to be less than 125% of NFC's consolidated interest expense and dividends on preferred stock, if any, for any period of four fiscal quarters immediately preceding the date of measurement. For fiscal 2004, NFC's ratio of income before income taxes and consolidated interest expense to its consolidated interest expense was 3.5 to 1. International has not made a payment to NFC under this arrangement since 1984. In addition, NIC had guaranteed an aggregate of $130 million of outstanding borrowings by its financial services subsidiaries as of April 30, 2005.

In general, we sell to NFC on a regular basis for cash all wholesale and retail notes which we generate in the regular course of our business from the sale of trucks and related equipment to our dealers and retail customers. As a result, such sales to NFC provide us with significant working capital during periods of increasing unit sales volume.

The following chart summarizes our principal organizational structure as discussed above:

The following table sets forth NIC's principal outstanding indebtedness as of April 30, 2005, after giving effect to the sale of the notes in the offering and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds":

Title of Security	Amount

(in millions)
6 1/4% senior notes due 2012	$400.0
7 1/2% senior notes due 2011 (net of unamortized discount of $2 million)	248.0
9 3/8% senior notes due 2006	400.0
2.5% senior convertible notes due 2007	190.0
4.75% subordinated exchangeable notes due 2009	220.0

Total	$1,458.0

All of NIC's existing senior notes have been unconditionally guaranteed on a senior unsecured basis by International. In addition, NIC has guaranteed approximately $13 million of outstanding borrowings by International and $130 million of outstanding borrowings by its financial services subsidiaries as of April 30, 2005. International has not guaranteed NIC's subordinated notes.

International will unconditionally guarantee on a senior unsecured basis all of NIC's obligations under the notes and the related indenture. For the most part, substantially all of NIC's foreign and domestic manufacturing subsidiaries are considered "Restricted Subsidiaries" under the indenture governing the notes and NFC, its subsidiaries, and NIC's foreign finance and International dealership subsidiaries and the Blue Diamond joint venture entities are "Unrestricted Subsidiaries" under the indenture governing the notes. For more information relating to NFC's financing arrangements and the relationship between International and NFC, see "Capitalization," "Description of the Notes—Guarantee," "Description of Other Financing Arrangements" and "Certain Arrangements with NFC."

Recent developments

Restatement of prior period financial statements.    In December 2004, NFC determined that it would restate its consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 due to certain misapplications of GAAP. The primary area where it was determined that GAAP was incorrectly applied was in the accounting for retail note securitizations. As a result of NFC's restatement, we concluded that it was necessary to restate our financial statements for the same periods. In the course of preparing the restatement of our consolidated financial statements, we determined that it was appropriate to make other adjustments as well including consolidating our Dealcor subsidiaries. See Note 23 to our audited consolidated financial statements included elsewhere in this prospectus for more information regarding this restatement.

Due to this restatement, the company and certain of its affiliates failed to timely complete and file with the SEC their respective Annual Reports on Form 10-K. The failure of the company and its affiliates to timely complete their respective Annual Reports on Form 10-K and deliver those reports to their respective lenders or lessors resulted in a default under such agreements. However, the company and its affiliates did not receive a notice of default and no adverse action was taken by those lenders or lessors against the company or its affiliates. The company filed its Annual Report on Form 10-K with the SEC on February 15, 2005, thereby curing any pending defaults under its agreements. NFC obtained the necessary waivers from its various lenders to allow it to continue to borrow under the facility until February 28, 2005 and subsequently cured its defaults by filing its Annual Report on Form 10-K with the SEC on February 15, 2005.

As a result of the additional work and delay in filing the Annual Report on Form 10-K, the company and certain of its affiliates were unable to file their respective Quarterly Reports on Form 10-Q for the fiscal quarter ended January 31, 2005, with the SEC on a timely basis. The failure of the company and its affiliates to timely complete their respective Quarterly Reports on Form 10-Q and deliver those reports to their respective lenders or lessors resulted in a default under such agreements. However, the company and its affiliates did not receive a notice of default and no adverse action was taken by those lenders or lessors against the company or its affiliates. The company filed its Quarterly Report on Form 10-Q for the quarter ended January 31, 2005 with the SEC on April 25, 2005, thereby curing any pending defaults under its agreement. NFC obtained the necessary waivers from its various lenders, and subsequently cured its defaults by filing its Quarterly Report on Form 10-Q for the quarter ended January 31, 2005 with the SEC on April 19, 2005.

The SEC notified the company on February 9, 2005, that it was conducting an informal inquiry into the company's restatement. As part of its ongoing cooperation with the SEC's inquiry, the company identified information potentially relevant to the investigation that may be in the possession of one or more former employees outside of the company's control. The company informed the SEC of that information. Following the company's notification, the SEC changed the status of its inquiry to a formal investigation. The company currently is not able to predict the final outcome of the investigation and continues to cooperate with the SEC's requests.

Mexican financing.    One of our Mexican finance subsidiaries entered into a trust agreement for purposes of creating an irrevocable trust. On December 3, 2004, the trust issued and placed in the Mexican Stock Exchange, Certificados Burs—titles, Series A (Notes), having an aggregate original principal amount of 516,000,000 Mexican Pesos (or $46.4 million based on an exchange rate of a 1.00 Mexican Pesos = $.0899), under the revolving securitization program authorized by the Mexican National Banking and Securities Commission in the aggregate amount of 1,100,000,000 Mexican Pesos (or $98.9 million based on an exchange rate of a 1.00 Mexican Pesos = $.0899).

Collaboration agreement.    On December 6, 2004, the company announced that International signed an agreement with truck and engine manufacturer, MAN Nutzfahrzeuge AG of Munich, Germany, to collaborate in the design, development, sourcing and manufacturing of components and systems for commercial trucks, including a range of diesel engines. Specifically, International is working through this agreement to develop and produce International engines in the 11 to 13 liter range to be offered exclusively in International Class 8 highway tractors and severe service trucks starting in fall 2007.

Acquisition of diesel engine company.    On April 14, 2005, we announced that our South American engine subsidiary, International Engines South America, completed its acquisition of MWM Motores Diesel Ltda, subject to review by CADE, the Brazilian anti-trust regulatory authority. MWM, which had sales of approximately $370 million in 2004, produces a broad line of medium and high speed diesel engines ranging from 50 to 310 horsepower for use in pick-ups, vans, light and semi-heavy trucks, as well as agricultural, marine and electric generator applications.

Joint Venture.    On June 14, 2005, we announced that International intends to enter into a joint venture with Mahindra & Mahindra of India to produce and market light, medium and heavy commercial vehicles for India and export markets. The joint venture, to be named Mahindra International, will have 51 percent ownership by Mahindra and 49 percent ownership by International. The combined investment of the two companies will be more than $80 million over the next two to three years. The joint venture is subject to regulatory approval and the execution of definitive agreements.

Additional information

NIC was incorporated under the laws of the State of Delaware in 1993 and is the successor to the truck and engine business of International Harvester Company, which business began in 1907. Our principal executive offices are located at 4201 Winfield Road, Warrenville, Illinois 60555, and our telephone number is (630) 753-5000. Our Web site is www.internationaldelivers.com. Our Web site, and the information contained therein, are expressly not included in or as part of this prospectus.

Industry data

In this prospectus we rely on and refer to information regarding the heavy and medium truck, bus and mid-range diesel engine markets from several sources, including internal estimates and industry publications, including those generated by Ward's Communications in the United States, the Canadian Vehicle Manufacturers Association, R.L. Polk & Company and Power Systems Research of Minneapolis, Minnesota as well as other sources. Although we believe this information is reliable, we cannot guarantee the accuracy and completeness of the information and we have not independently verified it or make any representations as to the accuracy of such information. Unless otherwise indicated, all market data relates only to those markets in the United States and Canada.

Summary of the Exchange Offer

The initial offering of outstanding notes

NIC sold the outstanding notes on March 2, 2005 to Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Credit Suisse First Boston LLC, Scotia Capital (USA) Inc., BNY Capital Markets, Inc. and RBC Capital Markets Corporation. NIC collectively refers to those parties in this prospectus as the "initial purchasers." The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended and to persons outside the United States under Regulation S.
Registration rights agreement

Simultaneously with the initial sale of the outstanding notes, NIC entered into an exchange and registration rights agreement for the exchange offer. In the exchange and registration rights agreement, NIC agreed, among other things, to use its reasonable best efforts to file a registration statement with the SEC and to complete this exchange offer within 365 days of issuing the outstanding notes. The exchange offer is intended to satisfy your rights under the exchange and registration rights agreement. After the exchange offer is complete, you may no longer be entitled to any exchange or registration rights with respect to your outstanding notes.
Exchange offer
NIC is offering to exchange the exchange notes, which have been registered under the Securities Act, for your outstanding notes. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. NIC will issue exchange notes promptly after the expiration of the exchange offer.
Resales
We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:
• the exchange notes are being acquired in the ordinary course of your business;
•
you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and
• you are not an affiliate of ours.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-marking or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.
Record date	We mailed this prospectus and the related exchange offer documents to registered holders of outstanding notes on June 27, 2005.
Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on July 27, 2005 unless extended.
Conditions to the exchange offer	The exchange offer is not subject to any condition other than the exchange offer not violate applicable law or any applicable interpretation of the Staff of the SEC.
Procedures for tendering outstanding notes	If you wish to tender your notes in the exchange offer, you must transmit to the exchange agent on or before the expiration date either:
•
an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or
•
if the notes you own are held of record by The Depository Trust Company, or "DTC," in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automatic Tender Offer Program System of DTC, or "ATOP," in which you acknowledge and agree to be bound by the terms of this prospectus and the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.
In addition, you must deliver to the exchange agent on or before the expiration date:
• a timely confirmation of book-entry transfer of your outstanding notes into the account of the notes exchange agent at DTC if you are effecting delivery of book-entry transfer, or

• if necessary, the documents required for compliance with the guaranteed delivery procedures.
Withdrawal rights	Tenders of outstanding notes may be withdrawn any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.
United States federal income tax considerations

The exchange of outstanding notes for exchange notes will not be a taxable event for U.S. federal income tax purposes. You should read "United States Federal Income Tax Considerations" for a discussion of the significant U.S. federal income tax consequences of exchanging your outstanding notes. You should consult your own tax advisor as to the consequences of the exchange to you.
Procedures for beneficial owners

If you are the beneficial owner of outstanding notes registered in the name of a broker, dealer or other nominee and you wish to tender your notes, you should contact the person in whose name your notes are registered and promptly instruct such person to tender on your behalf.
Guaranteed delivery procedures

If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your notes pursuant to the guaranteed delivery procedures. See "The Exchange Offer—Guaranteed Delivery Procedures."
Acceptance of notes, delivery of exchange notes

Subject to certain conditions, we will accept outstanding notes which are properly tendered in the exchange offer and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. The exchange notes will be delivered as promptly as practicable following the expiration date.
Use of proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.
Exchange agent
The Bank of New York Trust Company, N.A. is serving as the exchange agent in connection with the exchange offer. The Bank of New York Trust Company, N.A. also serves as trustee under the indenture that governs the notes.

Summary of Terms of the Exchange Notes

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same Indenture. We use the term notes in this prospectus to collectively refer to the outstanding notes and the exchange notes.

Issuer	Navistar International Corporation
Securities	$400.0 million aggregate principal amount of 6 1/4% Senior Notes due 2012, Series B.
Maturity	March 1, 2012.
Interest payment dates	March 1 and September 1, commencing September 1, 2005.
First Payment: September 1, 2005.
Optional redemption
The exchange notes will be redeemable at NIC's option in whole at any time or in part at any time on and after March 1, 2009 at the redemption prices set forth in this prospectus plus accrued and unpaid interest to the date of redemption.

In addition, at any time on or before March 1, 2008, we may also redeem up to 35% of the aggregate principal amount of the exchange notes using the proceeds of public offerings of equity of NIC at a redemption price equal to 106.25%, together with accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the notes remains outstanding after each permitted redemption made with equity proceeds.
Ranking	The exchange notes will be senior, unsecured obligations of NIC. Accordingly, they will rank:
• behind all of NIC's future secured debt, if any, to the extent of the value of the assets securing such debt;
• equally with all of NIC's existing and future senior unsecured debt, which includes the 7 1/2% senior notes due 2011, the 9 3/8% senior notes due 2006 and the 2.5% senior convertible notes due 2007;
• ahead of any of NIC's existing and future subordinated debt, which includes the 4.75% subordinated exchangeable notes due 2009; and
• structurally subordinated to all of the liabilities (including trade payables) of NIC's non-guarantor subsidiaries, including those of its financial services operations.

As of April 30, 2005;
	•	NIC had $1,458 million of total indebtedness outstanding (including the notes), of which $838 million ranked equally with the exchange notes and $220 million are subordinated to the exchange notes;
•
NIC's financial services subsidiaries had $130 million of indebtedness and International had $13 million of indebtedness that was guaranteed by NIC, which guarantees rank equally with the exchange notes; and
•
NIC's non-guarantor subsidiaries had $2,639 million of liabilities (including trade payables), of which $1,554 million are liabilities of the financial services operations. See "Description of the Notes—Ranking."
Subsidiary guarantee
The payment of the principal, premium and interest on the exchange notes will be guaranteed by International (the "International Guarantee"). International will be released from its obligations under the International Guarantee upon the occurrence of certain events that are described more fully in "Description of the Notes—Guarantee."
The International Guarantee will be a senior, unsecured obligation of International and, as a result, it will rank:
	•	behind all of International's future secured debt, if any, to the extent of the value of the assets securing such debt;
•
equally with all of International's existing and future senior unsecured debt, which includes the 9.95% senior notes due 2011 and International's guarantee of the 7 1/2% senior notes due 2011, the 9 3/8% senior notes due 2006 and the 2.5% senior convertible notes due 2007; and
	•	ahead of any of International's existing and future subordinated debt.

As of April 30, 2005, International had approximately $1,251 million of total indebtedness outstanding (including all guaranteed obligations), all of which ranked equally with the International Guarantee. International has not guaranteed NIC's 4.75% subordinated exchangeable notes due 2009.
Change of control
If a change of control occurs, subject to certain conditions, we must give holders of the exchange notes an opportunity to sell to us the notes at a purchase price of 101% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of the purchase. See "Description of the Notes—Certain Covenants—Change of Control."
Restrictive covenants	The indenture governing the exchange notes contains covenants that limit our ability and all of our restricted subsidiaries' ability to:
	•	incur additional indebtedness;

•	create liens or enter into sale-leaseback transactions;
•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;
•	make investments;
•	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries;
•	engage in transactions with our affiliates;
•	sell assets, including capital stock of our subsidiaries;
•	guarantee our indebtedness; and
•	consolidate, merge or transfer assets.
These covenants are subject to important exceptions and qualifications, which are described under "Description of the Notes—Certain covenants."

After the exchange notes have been assigned an investment grade rating by both Standard & Poor's and Moody's, NIC and its restricted subsidiaries will no longer be subject to the provisions of certain of the covenants listed above. See "Description of the Notes—Certain covenants—Application of Fall Away Covenants."

For more information about the exchange notes, see the "Description of the Notes" section of this prospectus.

You should carefully consider the information set forth under "Risk Factors," beginning on page 20 as well as the other information and data included in this prospectus before tendering your notes in exchange for exchange notes.

Summary Consolidated Financial Data

Navistar International Corporation and consolidated subsidiaries

The following consolidated financial information for the three-year period ended October 31, 2004 has been derived from our audited consolidated financial statements and notes thereto. The consolidated financial information set forth below gives effect to the restatement of our consolidated financial statements for the first three quarters of 2004 and for the fiscal years ended October 31, 2003 and 2002, as discussed in Note 23 to Navistar's consolidated financial statements included elsewhere in this prospectus. The consolidated financial information for the six months ended April 30, 2005 and 2004 (as restated) was derived from Navistar's unaudited consolidated financial statements, which financial statements, in management's opinion, reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such information. This information should be read in conjunction with "Selected Consolidated Historical Financial and Operating Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Navistar's consolidated financial statements and notes thereto, included elsewhere in this prospectus.

	Six Months Ended April 30,		Fiscal Year Ended October 31,
(in millions)	2005	2004	2004	2003	2002

		As Restated		As Restated	As Restated
Selected Income Statement Data:
Sales and revenues:
Sales of manufactured products	$5,395	$4,162	$9,468	$7,282	$6,725
Finance revenue(1)	120	127	245	283	276
Other income	13	9	11	20	20

Total sales and revenues	5,528	4,298	9,724	7,585	7,021

Costs and expenses:
Cost of products and services sold	4,675	3,629	8,159	6,361	5,949
Cost of products sold related to restructuring(2)	—	—	—	9	23

Total cost of products and services sold	4,675	3,624	8,159	6,370	5,972
All other restructuring and non-recurring charges(2)	—	4	(1)	(41)	521
Postretirement benefits expense	119	119	205	297	228
Engineering and research expense	163	115	245	242	260
Selling, general and administrative expense	378	299	656	597	624
Interest expense	71	65	127	142	159
Other expense	14	15	22	27	29

Total costs and expenses	5,420	4,246	9,413	7,634	7,793

Income (loss) from continuing operations before income taxes	108	52	311	(49)	(772)
Income tax expense (benefit)	37	14	64	(32)	(294)

Income (loss) from continuing operations	71	38	247	(17)	(478)
Discontinued operations, net of tax:(3)
Loss from discontinued operations	—	—	—	—	(14)
Loss on disposal	—	—	—	(4)	(46)

Loss from discontinued operations	—	—	—	(4)	(60)

Net income (loss)	$71	$38	$247	$(21)	$(538)

	At April 30,		At October 31,
(in millions)	2005	2004	2004	2003

		As Restated		As Restated
Selected Balance Sheet Data:
Total assets	$8,263	$6,938	$7,592	$6,929

Current maturities of long-term debt	$1,455	$293	$823	$254
Long-term debt:
Manufacturing operations	1,697	1,026	1,258	993
Financial services operations	158	1,367	787	1,533

Total long-term debt	1,855	2,393	2,045	2,526

Total debt	$3,310	$2,686	$2,868	$2,780

Total shareowners' equity	$616	$368	$531	$292

	Six Months Ended April 30,				Fiscal Year Ended October 31,
(in millions, except ratio, employee, market share and unit data)
	2005		2004		2004		2003	2002

			As Restated				As Restated	As Restated
Selected Other Financial Data:
EBITDA(4)	$299		$217		$694		$298	$(382)
Capital expenditures	50		49		230		210	252
Depreciation and amortization	120		100		256		205	231
Interest expense	71		65		127		142	159
Cash provided by (used in):
Operations	8		(86)		173		(52)	(211)
Investing programs	(350)		79		(113)		(147)	(40)
Financing activities	402		(62)		78		31	64
Ratio of earnings to fixed charges(5)	2.2	x	1.6	x	2.9	x	—	—
Operating Data:
Number of employees:
Worldwide	14,900		14,100		14,800		14,200	16,500
United States	11,500		10,900		11,300		11,000	11,800
North American retail deliveries of trucks and school buses	56,200		44,200		96,800		75,700	74,100
North American market share(6)	27.9%		28.0%		28.1%		28.8%	28.1%
Unit shipments worldwide:
Trucks and school buses	71,231		57,559		112,000		84,700	84,100
OEM engines	194,300		165,700		357,900		332,400	315,100

(1)
Includes revenues of NFC as well as our other financial services subsidiaries.

(2)
Through April 30, 2005, we recorded cumulative charges of $818 million relating to our the Plans of Restructuring and other non-recurring charges. The remaining liability of $88 million is expected to be funded from existing cash balances and internally generated cash flows from operations. The total cash outlay for the remainder of fiscal 2005 is expected to be $9 million with the remaining obligations of $79 million, primarily related to non-recurring charges and long-term non-cancelable lease agreements, to be settled in 2006 and beyond.

(3)
The exit of the Brazil domestic truck market has been recorded as a discontinued operation. See note 12 to our consolidated financial statements included elsewhere in this prospectus.

(4)
EBITDA is defined as income (loss) from continuing operations plus interest expense, income taxes and depreciation and amortization. EBITDA is a measure commonly used in the transportation industry and is presented to aid investors in developing an understanding of the ability of our operations to generate cash for debt service and taxes, as well as cash for investments in working capital, capital expenditures and other liquidity needs. This information is presented as a supplement to the other data provided because it provides information which we believe is useful to investors for additional analysis. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other consolidated operations or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity as determined in accordance with generally accepted accounting principles. Further, EBITDA, as we calculate it, may not be comparable to calculations of similarly-titled measures by other companies. The following table provides a reconciliation of income (loss) from continuing operations to EBITDA:

	Six Months Ended April 30,		Fiscal Year Ended October 31,
(in millions)	2005	2004	2004	2003	2002

		As Restated		As Restated	As Restated
Income (loss) from continuing operations	$71	$38	$247	$(17)	$(478)
Interest expense	71	65	127	142	159
Income tax expense (benefit)	37	14	64	(32)	(294)
Depreciation and amortization	120	100	256	205	231

EBITDA	$299	$217	$694	$298	$(382)

  EBITDA for the periods presented includes restructuring and other non-recurring charges we incurred in those periods. For a detailed discussion of these restructuring and other non-recurring charges, see "Management's Discussion and Analysis of Results of Operations and Financial Condition" and note 11 to our consolidated financial statements, included elsewhere in this prospectus. Set forth below is a summary of these restructuring and other non-recurring charges:

	Six Months Ended April 30,		Fiscal Year Ended October 31,
(in millions)	2005	2004	2004	2003	2002

Restructuring and other non-recurring charges	—	$4	$(1)	$(32)	$544

(5)
The ratio of earnings to fixed charges is determined by dividing pre-tax income from continuing operations, adjusted for the cumulative changes in accounting policy, interest expense, debt expense amortization and the portion of rental expense deemed representative of an interest factor by the sum of interest expense, debt expense amortization and the portion of rental expense deemed representative of the interest factor. For fiscal 2002 and 2003, our earnings were insufficient to cover fixed charges by $786 million and $56 million, respectively.

(6)
Based on retail deliveries of medium trucks (Classes 6-7), including school buses, and heavy trucks (Class 8) in the United States and Canada by us and our dealers, compared to the industry total in the United States and Canada of retail deliveries.

Risk Factors

You should read and consider carefully each of the following factors, as well as the other information contained in this prospectus, before making a decision to participate in the exchange offer. You should be prepared to accept the occurrence of any and all of the rights associated with the notes, including a loss of your investment.

Risks related to the exchange offer

Because there is no public market for the exchange notes, you may not be able to resell your notes.

The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and will be subject to risks related to:

  •
  the liquidity of any trading market that may develop;

  •
  the ability of holders to sell their exchange notes; or

  •
  the price at which the holders would be able to sell their exchange notes.

If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance.

We understand that the initial purchasers presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. An active trading market may not exist for the exchange notes, and any trading market that does develop may not be liquid.

In addition, any outstanding note holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see "The Exchange Offer."

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your notes will continue to be subject to existing transfer restrictions and you may not be able to sell your outstanding notes.

NIC will not accept your notes for exchange if you do not follow the exchange offer procedures. NIC will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents or book-entry delivery by transmittal of an agent's message through Depositary Trust Company. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If NIC does not receive your notes, letter of transmittal and other required documents or book-entry delivery by transmittal of an agent's message through Depositary Trust Company by the expiration date of the exchange offer, NIC will not accept your notes for exchange. NIC is under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of notes, NIC will not accept your notes for exchange.

If you do not exchange your outstanding notes, you may not be able to sell your outstanding notes.

NIC did not register the outstanding notes, nor does NIC intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances pursuant to an exemption from the registration requirements under the Securities Act and applicable state securities laws. If you do not exchange your outstanding notes, you will lose your right to have your outstanding notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell your outstanding notes.

Risks relating to Navistar and its markets

The markets in which we compete are subject to considerable cyclicality.

Our ability to be profitable depends in part on the varying conditions in the truck, school bus, mid-range diesel engine and service parts markets. The markets in which we compete are subject to considerable cyclicality. Such markets move in response to cycles in the overall business environment and are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck and engine demand also depend on general economic conditions, interest rate levels and fuel costs.

Sales of Class 6-8 trucks have historically been cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. The Class 6-8 truck market experienced a downturn in demand beginning in late 2000 and continuing through the end of 2003. Although new truck demand has increased in 2004, we cannot provide any assurances as to the length or the ultimate level of the current recovery. The weakness in the demand for new trucks has adversely affected our operating results in fiscal 2003 and 2002.

We operate in the highly competitive North American truck market.

The North American truck market, in which we compete, is highly competitive. Our major U.S. domestic competitors include PACCAR, Ford and General Motors, as well as foreign-controlled domestic manufacturers, such as Freightliner, Sterling and Western Star (DaimlerChrysler), Mack (Volvo Global Trucks) and Volvo. In addition, manufacturers from Japan such as Hino (Toyota), Isuzu, Nissan and Mitsubishi, are attempting to increase their North American sales levels. The intensity of this competition, which is expected to continue, results in price discounting and margin pressures throughout the industry and adversely affects our ability to increase or maintain vehicle prices. Many of our competitors have greater financial resources, which may place us at a competitive disadvantage in responding to substantial industry changes, such as changes in governmental regulations that require major additional capital expenditures. In addition, certain of our competitors may have lower overall labor costs.

Our business may be adversely impacted by work stoppages and other labor relations matters.

We are subject to risk of work stoppages and other labor relations matters because our workforce is highly unionized. As of April 30, 2005, we employed approximately 6,800 hourly workers and 5,800 salaried workers in the U.S. and Canada. Approximately 80.1% of the hourly workers and 15% of the salaried workers are represented by unions. Of these represented employees, 90% of the hourly workers and 100% of the salaried workers are represented by the United Automobile, Aerospace and Agriculture Implement Workers of America, or UAW, or the National Automobile, Aerospace and Agriculture Implement Workers of Canada, or CAW. In fiscal 2002, our Chatham, Ontario heavy truck plant was subject to a strike before the parties reached a new collective bargaining agreement after expiration of the prior agreement. Our collective bargaining agreements with the UAW and CAW expire in October 2007 and June 2009, respectively. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, financial condition and results of operations.

The loss of business from Ford, our largest customer, would have a negative impact on our business, financial condition and results of operations.

Ford accounted for approximately 18% of our revenues for fiscal 2004, 21% for fiscal 2003 and 19% for fiscal 2002. In addition, Ford accounted for approximately 76%, 77% and 78% of our diesel engine unit volume in fiscal 2004, fiscal 2003 and fiscal 2002, respectively, primarily relating to the sales of our V-8 diesel engine. Although we have an agreement with Ford that continues through 2012 to supply V-8 diesel engines for inclusion in selected models produced by Ford, this agreement provides that we will supply Ford's requirements rather than manufacture a specific quantity of products. The loss of Ford as a customer, reduced or lower than anticipated purchases from Ford, or a significant decrease in demand for the models or a group of related models that utilize our products would have a negative impact on our business, financial condition and results of operations.

We may not achieve all the expected benefits from our Five Point Plan or current business strategies and initiatives, including cost improvement targets.

In this prospectus, we state that we believe that cost improvements resulting from our Five Point Plan, restructuring and discontinued operations, along with our ongoing program of continuous cost improvements, will result in substantial pre-tax cost savings and margin improvements and that our Five Point Plan will provide us the opportunity to operate profitably through future downturns in our cyclical business. In addition, we assert in this prospectus our belief that our current strategic focus to increase revenue, differentiate on product quality and aggressively pursue cost reductions will enhance the performance results achieved through completion of the Five Point Plan. These estimates, beliefs and intentions constitute forward-looking information and involve known and unknown risks, uncertainties and other factors that may cause the actual cost savings, margin improvements, operating results or liquidity requirements to be materially different from our estimates or result in these operating improvements not being realized in the time frame expected. You should not place undue reliance on these statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, and such forward-looking statements only speak as of the date of this prospectus. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. You should understand that these statements are not guarantees of future performance or results. In addition to the general factors discussed above, such estimates and beliefs are based on a variety of other factors and were derived utilizing numerous important assumptions, including but not limited to:

  •
  achieving estimated reductions in personnel at currently projected severance cost levels, while maintaining historical sales levels;

  •
  achieving a sufficient level of sales necessary to yield planned production efficiencies and absorption of fixed costs;

  •
  obtaining anticipated purchasing cost concessions from our suppliers;

  •
  eliminating certain components of fixed overhead without affecting our ability to manage our restructured operations;

  •
  no significant changes in the competitive conditions in the truck and engine markets;

  •
  no significant unforeseen cash requirements, including capital expenditures beyond budgeted levels;

  •
  increasing the number of service locations, gaining market acceptance of our new 4.5L light-duty diesel engine and other new products and obtaining military contracts for engines and combat and non-combat vehicles to facilitate revenue growth

  •
  developing and executing manufacturing, engineering and quality system enhancements; and

  •
  reducing costs in our logistics, manufacturing, engineering design and warranty operations.

In addition, we assert in this prospectus that we intend to expand strategic relationships, pursue acquisitions, and establish joint ventures and other strategic alliances in an effort to expand and grow the business. We cannot assure you that we will be able to complete acquisitions, joint ventures or other strategic alliances in the future on terms acceptable to us, if at all. In addition, we cannot assure you that the expected strategic benefits of such acquisitions, joint ventures or alliances will be realized.

The costs associated with complying with environmental and safety regulations could lower our margins.

We, like other truck and engine manufacturers, continue to face heavy governmental regulation of our products, especially in the areas of environment and safety. As a diesel engine manufacturer, we have incurred research, development and tooling costs to design our engine product lines to meet new United States Environmental Protection Agency, or U.S. EPA, and California Air Resources Board, or CARB, emission standards. The company is currently providing engines that satisfy CARB's 2004 emission standards for engines used in vehicles from 8,501 to 14,000 lbs. GVW. With a federal court's affirmation in 2001 of the U.S. EPA's 2007 rule for heavy-duty diesel engines and its accompanying requirement of low sulfur diesel fuel beginning in 2006 and the settlement in 2003 of issues relating to other technical provisions of the U.S. EPA's 2004 and 2007 and CARB's 2005 rule, all of which the company actively participated in, the company intends to provide heavy duty engines that will comply with the more stringent CARB and U.S. EPA emission standards for 2004 and later model years. At the same time, we expect to meet all of the obligations we agreed to in the Consent Decree entered into July 1999 with the U.S. EPA and in a Settlement Agreement with CARB concerning alleged excess emissions of nitrogen oxides.

We also are subject to various noise standards imposed by federal, state and local regulations, and to the National Traffic and Motor Vehicle Safety Act, or Safety Act, and Federal Motor Vehicle Safety Standards, or Safety Standards, promulgated by the National Highway Traffic Safety Administration, or NHTSA. On October 1, 2002, International notified the NHTSA of a program to effect a voluntary safety recall of hydraulic anti-lock brake system electronic control units manufactured by a third party and installed on certain of our vehicles. We recorded a fourth quarter pre-tax charge for fiscal 2002 of approximately $51 million for estimated costs associated with the recall.

Complying with environmental and safety requirements has added and will continue to add to the cost of our products, and increases the capital-intensive nature of our business. While we believe that we are in compliance in all material respects with these laws and regulations, we cannot assure you that we will not be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted. If the present level of price competition continues, it may become increasingly difficult for us and other manufacturers of engines and trucks to recover these costs and, accordingly, lower margins may result.

Our business could be negatively impacted in the event NFC is unable to access sufficient capital to engage in its financing activities.

NFC supports our manufacturing operations by providing financing to a significant portion of International dealers and retail customers. For example, NFC provided wholesale financing for approximately 95% and 96% of the new truck units sold by International to International dealers in the United States during the fiscal 2004 and fiscal 2003, respectively, and retail and lease financing for approximately 16% and 16% of new trucks sold or leased by International and International dealers during the same periods. NFC traditionally obtains the funds to provide such financing from sales of receivables, commercial paper, medium- and long-term debt and from short- and long-term bank borrowings. NFC will need to incur additional short- and long-term debt in the future. The nature and amounts of such indebtedness can be expected to vary from time to time as a result of the volume of its business, market conditions and other factors. In addition, NFC expects to continue to sell and securitize receivables. One of NFC's securitization arrangements begins to amortize in the event that NFC's credit ratings fall below certain levels, which would have a negative impact on NFC's liquidity position in the short-term. If cash provided by operations, bank borrowings, continued sales and securitizations of receivables and the placement of term debt does not provide the necessary liquidity, NFC would restrict its financing of International products and to International dealers. A significant reduction in financing support could have a negative impact on our business, financial condition and results of operations.

Navistar has significant underfunded postretirement obligations.

We have significant underfunded postretirement obligations. The underfunded portion of our accumulated benefit obligation was $805 million and $994 million for pension benefits at October 31, 2004 and 2003, respectively, and $1,880 and $1,810 million for postretirement healthcare benefits at October 31, 2004 and 2003, respectively. Our underfunded postretirement obligations increased for October 31, 2003 as a result of the decline in the market value of equity securities held by such benefit plans and a lowering of the rate used to calculate the present value of future benefit obligations. In calculating our underfunded postretirement obligations, we have assumed expected rates of return on our benefit plans assets and the failure to achieve these assumed rates of return could have an adverse impact on our underfunded postretirement obligations, financial condition and results of operations.

In the event that our pension plans are terminated for any reason and plan assets are insufficient to meet guaranteed liabilities, the Pension Benefit Guaranty Corporation, or PBGC, may have a right to take over these plans as their administrator and trustee. In this event, the actual present value of guaranteed pension liabilities may be determined in a manner different from that used by us to determine our unfunded vested pension liability, which could result in a higher level of underfunding. Subject to certain limitations, the PBGC would have a claim against us to the extent that plan assets were not sufficient to meet the actuarial present value of guaranteed liabilities.

Our ability to use net operating loss carryovers to reduce future tax payments may be limited if there is a change in ownership of Navistar or if we fail to generate sufficient taxable income before they expire.

As of October 31, 2004, we have recorded on our statement of financial condition a deferred tax asset of $581 million relating to $1,538 million net operating loss carryovers, or NOLs. Currently there is no annual limitation on our ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs with respect to our capital stock, our ability to use domestic NOLs would be limited to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock in any three-year period.

If an ownership change occurs, our ability to use domestic NOLs to reduce income taxes is limited to an annual amount based on our fair market value immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. The annual long-term tax-exempt interest rate is published monthly by the Internal Revenue Service. As of the date of this prospectus, the rate is approximately 4.27%. NOLs that exceed the Section 382 limitation in any year continue to be allowed as carryforwards for the remainder of the 15- or 20-year carryforward period and can be used to offset taxable income for years within the carryover period subject to the limitation in each year. Our use of new NOLs arising after the date of an ownership change would not be affected.

It is impossible for us to ensure that an ownership change will not occur in the future. In addition, we may decide in the future that it is necessary or in our interest to take certain actions which result in an ownership change. If a more than 50% ownership change were to occur, use of our NOLs to reduce payments of federal income tax may be deferred to later years within the 15- or 20-year carryover period, or, if the carryover period for any loss year expires, the use of the remaining NOLs for the loss year will be prohibited. If we should fail to generate a sufficient level of taxable income prior to the expiration of the NOL carryforward periods, then we may lose the ability to offset future taxable income against these expired NOLs.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to a supply shortage.

We obtain materials and manufactured components from third-party suppliers. Many of our suppliers are the sole source for a particular supply item. Any delay in our suppliers' abilities to provide us with necessary material and components may affect our capabilities at a number of our manufacturing locations or may require us to seek alternative supply sources. Delays in obtaining supplies may result from a number of factors affecting our suppliers, such as capacity constraints, labor disputes, the impaired financial condition of a particular supplier, suppliers' allocations to other purchasers, weather emergencies or acts of war or terrorism. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to political, economic and other risks that arise from operating a multinational business.

As of April 30, 2005, we maintained approximately $243 million of property and equipment in foreign countries, primarily in Canada, Mexico, Brazil and Argentina. Accordingly, our business is subject to the political, economic and other risks that are inherent in operating in those countries and internationally. These risks include:

  •
  the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

  •
  trade protection measures and import or export licensing requirements;

  •
  tax rates in certain foreign countries that exceed those in the United States and the imposition of withholding requirements of foreign earnings;

  •
  the imposition of tariffs, exchange controls or other restrictions;

  •
  difficulty in staffing and managing international operations and the application of foreign labor regulations;

  •
  currency exchange rate risk to the extent that our assets/liabilities are denominated in a currency other than the functional currency of the country where we operate;

  •
  the imposition of exchange controls and currency devaluations;

  •
  required compliance with a variety of foreign laws and regulations; and

  •
  changes in general economic and political conditions in countries where we operate, particularly in emerging markets.

As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse affect on our international operations or on our business as a whole.

Adverse resolution of pending litigation or governmental inquiries may adversely effect our operating results or financial condition.

We are subject to a number of pending lawsuits and governmental inquiries. Some of these proceedings allege damages against us relating to intellectual property matters, personal injury claims, employment matters or commercial or contractual disputes. The staff of the SEC has requested us to voluntarily produce certain documents and information related to our accounting practices with respect to defined benefit pension plans and other post-retirement benefits and has notified us that it is conducting a formal inquiry into the restatement of our financial statements. Litigation and governmental inquiries can be expensive, lengthy and disruptive to normal business operations. The results of complex legal and governmental proceedings are often uncertain and difficult to predict. An unfavorable outcome of a particular matter could have a material adverse effect on our business, operating results or financial condition. See "Business—Legal Proceedings" for additional information regarding our pending lawsuits and governmental inquiries.

Increasing raw material costs may adversely affect our profitability.

The primary raw material used to produce our products is steel. Approximately 80% of our truck cabs and all of our bus bodies and engine blocks are manufactured utilizing steel. Steel is a commodity, and prices of steel fluctuate due to, among other things, changes in supply and demand. Our margins are impacted by steel price fluctuations and our profitability will be negatively impacted by higher steel prices unless we are able to pass these increased costs to our customers in the form of product price increases or surcharges. As compared to our principal competitors, we believe that steel price fluctuations have a greater impact on our margins because our products have a higher steel content than our competitors. Steel prices increased during 2004 to historical highs as a result of a relatively low level of supply matched with a relatively high level of demand. This increase had a $60 million negative impact on our cost structure during fiscal 2004. In addition, we generally do not have supply agreements that cover all of our raw material requirements. As a result, if we were unable to purchase raw materials for our operations for a significant period of time, our operations would be disrupted and our results of operations would be adversely affected.

Risks related to the notes

Our substantial debt could require us to use a significant portion of our cash flow to satisfy our debt obligations and may limit our operating flexibility.

We have a substantial amount of outstanding indebtedness and a significant portion of our cash flow from operations will be used to satisfy our debt obligations. Therefore, a prolonged downturn in our business could limit our ability to satisfy our debt service obligations under such indebtedness, including the notes. The following table sets forth certain important information regarding our capitalization and is presented as of and for the six months ended April 30, 2005:

(in millions)	As Adjusted

Debt:
Manufacturing operations	$1,741
Financial services operations	1,569

Total debt	$3,310

Shareowners' equity	$616

Our level of indebtedness could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make payments on our indebtedness;

  •
  limit our ability to obtain additional financing to fund future working capital, acquisitions, capital expenditures, research and development costs and other general corporate requirements;

  •
  limit our ability to take advantage of business opportunities as a result of various restrictive covenants in our indebtedness; and

  •
  place us at a competitive disadvantage compared to our competitors that have less debt.

Despite our substantial debt levels, we and our subsidiaries may be able to incur substantially more debt.

We may incur substantial additional indebtedness in the future. Although the indentures governing the notes, the 7 1/2% senior notes and the 9 3/8% senior notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, the indebtedness incurred in compliance with these restrictions could be substantial. Also, the restrictions do not prevent us from incurring obligations that do not constitute indebtedness. Further, the restrictions do not apply to or restrict the incurrence of indebtedness by our financial services subsidiaries, including NFC and other unrestricted subsidiaries. To the extent new debt is added to our currently anticipated debt levels, the substantial leverage risks described above would increase. See "Description of the Notes."

Servicing NIC's debt obligations requires a significant amount of cash, and its ability to generate cash depends on many factors beyond its control.

NIC's ability to satisfy its debt service obligations will depend on, among other things, its future operating performance. NIC's future financial performance will be affected by a range of economic, competitive, regulatory and business factors, many of which are beyond our control, and we cannot assure you that NIC's business will generate sufficient cash flow from operations to enable it to service indebtedness, including the notes, or fund other liquidity needs. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional equity capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

NIC is a holding company and must rely on dividends and other payments made to it by International and its other subsidiaries.

NIC, the issuer of the notes, is a holding company that derives all of its operating income from, and holds substantially all of its assets through, its subsidiaries. The effect of this structure is that NIC will depend on the earnings of its subsidiaries, and the payment or other distribution to NIC of these earnings, in order to meet its obligations under the notes and other outstanding indebtedness, including its 7 1/2% senior notes, 9 3/8% senior notes, 2.5% senior convertible notes and the 4.75% subordinated exchangeable notes. Although the notes will be guaranteed by International, the primary operating subsidiary of NIC, there is a risk that the guarantee could be avoided or subordinated as a result of applicable fraudulent transfer laws. See "Risk Factors—A court may void the guarantee or subordinate the guarantee to other obligations of International." The ability of NIC's subsidiaries to make payments to NIC also is subject to, among other things, applicable state corporate laws and contractual restrictions. In addition, the payment of dividends by NFC to International is limited by the terms of NFC's senior credit facility. See "Description of Other Financing Arrangements—Financial Services Operations."

Secured creditors of NIC or International will have a prior claim to the collateral securing such indebtedness.

The notes are unsecured obligations of NIC and the guarantee of the notes by International is an unsecured obligation of International. The payment of principal and interest on the notes and payments pursuant to the guarantee will be effectively subordinated in right of payment to any secured indebtedness of NIC and International, respectively, to the extent of the value of the collateral securing such indebtedness. If either NIC or International becomes insolvent or is liquidated, or if payment under any secured indebtedness of NIC or International is accelerated, the holders of such secured debt will be entitled to exercise the remedies available to a secured lender under applicable law. Assets securing such indebtedness will not be available to satisfy claims with respect to the notes or the guarantee of the notes in the event of a bankruptcy, liquidation or similar circumstance until all amounts due under the secured debt are repaid.

As of April 30, 2005, neither NIC nor International had any secured indebtedness. Although the indenture governing the notes contains restrictions on the ability of NIC and International to incur secured indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the secured indebtedness incurred in the future in compliance with these restrictions could be substantial.

The notes will be effectively subordinated to the obligations of our non-guarantor subsidiaries.

The notes will be guaranteed by International but not by any other direct or indirect subsidiary of NIC. Claims of creditors of non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.

As of April 30, 2005, NIC's non-guarantor subsidiaries had an aggregate of approximately $2,639 million of outstanding liabilities, of which $1,554 million were liabilities of the financial services operations.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes, which would violate the terms of the notes.

Upon the occurrence of certain kinds of change of control events, we will be required to offer to repurchase all outstanding notes, including the notes, the 7 1/2% senior notes and the 9 3/8% senior notes, at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. In addition, upon the occurrence of a fundamental change, the holders of the 2.5% senior convertible notes and the 4.75% subordinated exchangeable notes will have the right to require us to repurchase all or any portion of such notes, at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase. If a change of control or a fundamental change were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price of such notes, and we may require third party financing to do so. We cannot assure you that we would be able to obtain this financing on reasonable terms, if at all. Our failure to purchase tendered notes would constitute a default under the indentures governing our outstanding notes. See "Description of the Notes—Certain Covenants—Change of control" and "Description of Other Financing Arrangements—Manufacturing Operations."

If the notes are rated investment grade at any time by both Standard & Poor's and Moody's, the International guarantee of the notes will be released and certain covenants contained in the indenture will be suspended, and the holders of the notes will lose the protection of these covenants and the benefit of the guarantee.

The indenture contains certain covenants that will cease to have any effect from and after the first date when the notes are rated investment grade by both Standard & Poor's and Moody's. See "Description of the Notes—Certain Covenants—Application of Fall Away Covenants." These covenants restrict, among other things, our ability to pay dividends, incur certain liens, incur additional debt and to enter into certain types of transactions. Because we will not be subject to these restrictions when the notes are rated investment grade, we will be able to incur additional debt and grant additional liens on our property. In addition, International will be released from its obligations under the International Guarantee if, among other things, after giving effect to such release of the International Guarantee, the notes will continue to be assigned an investment grade rating by both Standard & Poor's and Moody's. See "Description of the Notes—Guarantee." Neither these covenants nor the International Guarantee would be reinstated even if Standard & Poor's or Moody's were to later downgrade their rating of the notes to a non-investment grade level.

A court may void the guarantee or subordinate the guarantee to other obligations of International.

Our principal operating subsidiary, International, will guarantee the notes. If, however, International becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, under Federal or state fraudulent transfer law a court might:

  •
  avoid all or a portion of International's guarantee of the notes;

  •
  subordinate International's guarantee of the notes to other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the guarantee; and

  •
  take other action detrimental to holders of the notes, including, in certain circumstances, invalidating the guarantee.

The court might do so if it found that, when International entered into its guarantee (or, in some states, when payments became due thereunder), International:

  •
  received less than reasonably equivalent value or fair consideration for the guarantee; and

  •
  either (1) was, or was rendered, insolvent, (2) was left with inadequate capital to conduct its business or (3) believed, or should have believed, that it would incur debts beyond its ability to pay.

The court might also avoid International's guarantee, without regard to those factors, if it found that International entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

A court would likely find that International did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the notes' issuance. If a court avoided the International Guarantee, you would no longer have a claim against International. In addition, the court might direct you to repay any amounts already received from International. If the court were to avoid the guarantee, we cannot assure you that funds would be available to pay the notes from any other source.

The test for determining solvency for these purposes will depend on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all of its property or if the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, "debts" includes contingent and unliquidated debts.

The indenture will state that the liability of International on its guarantee is limited to the maximum amount that it can incur without risk that the guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect the guarantee from fraudulent transfer attack or, if it does, that the guarantee will be in amounts sufficient, if necessary, to pay the notes when due.

Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, and such forward-looking statements only speak as of the date of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "committed," "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus and the documents incorporated herein, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some of these factors include:

  •
  The markets in which we compete are subject to considerable cyclicality.

  •
  We operate in the highly competitive North American truck market.

  •
  Our business may be adversely impacted by work stoppages and other labor relations matters.

  •
  The loss of business from Ford, our largest customer, could have a negative impact on our business, financial condition and results of operations.

  •
  We may not achieve all the expected benefits from our Five Point Plan or current business strategies and initiatives, including cost improvement targets.

  •
  The costs associated with complying with environmental and safety regulations could lower our margins.

  •
  Our business could be negatively impacted in the event our subsidiary, NFC, is unable to access sufficient capital to engage in its financing activities.

  •
  We have significant underfunded postretirement obligations.

  •
  Our ability to use net operating loss carryovers to reduce future tax payments may be limited if there is a change in ownership of the company or a failure to generate sufficient taxable income before they expire.

  •
  Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to a supply shortage.

  •
  We are exposed to political, economic and other risks that arise from operating a multinational business.

  •
  Our substantial debt could require us to use a significant portion of our cash flow to satisfy debt obligations and may limit operating flexibility.

  •
  Adverse resolution of pending litigation or governmental inquiries may adversely affect our operating results or financial condition.

  •
  Increasing raw material costs may adversely affect our profitability.

  •
  Other factors described in the "Risk Factors" section of this prospectus.

All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

Use of Proceeds

This exchange offer is intended to satisfy certain of our obligations under the exchange and registration rights agreement. We will not receive any cash from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding notes in the principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus.

The net proceeds from the issuance of the outstanding notes was approximately $395 million. We used the net proceeds from the issuance of the outstanding notes for general corporate purposes, including to provide additional funds for our operations and to fund capital expenditures and strategic initiatives.

Capitalization

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of April 30, 2005.

This table should be read in conjunction with the information contained in "Use of Proceeds," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and notes thereto, included elsewhere in this prospectus.

(in millions, except share numbers)	At April 30, 2005

Cash, cash equivalents and marketable securities:
Manufacturing operations	$751
Financial services operations	603

Total cash, cash equivalents and marketable securities(1)	$1,354

Total debt (including current portion):
Manufacturing operations:
6 1/4% senior notes due 2012	$400
7 1/2% senior notes due 2011 (net of unamortized discount of $2)	248
9 3/8% senior notes due 2006	400
2.5% senior convertible notes due 2007(2)	190
4.75% subordinated exchangeable notes due 2009(3)	220
Majority-owned dealership debt(4)	226
Other debt	57

Total manufacturing operations debt	1,741

Financial services operations:
Revolving retail warehouse facility	500
Bank credit facilities(5)	911
Secured borrowings	128
Other	30

Total financial services debt	1,569

Total debt	$3,310

Shareowners' equity:
Series D convertible junior preference stock (liquidation preference $4 million)	4
Common stock, $0.10 par value per share, 110,000,000 shares authorized, 70.0 million shares issued and outstanding and 5.3 million shares held in treasury	2,084
Retained earnings (deficit)	(533)
Accumulated other comprehensive loss	(769)
Common stock held in treasury, at cost	(170)

Total shareowners' equity	$616

Total capitalization	$3,926

(1)
On April 14, 2005, we announced that our South American engine subsidiary, International Engines South America, completed its acquisition of MWM Motores Diesel Ltda. We used cash on hand to fund this acquisition.

(2)
NIC's 2.5% senior convertible notes may be converted into shares of NIC common stock at an exchange price of $34.71 per share, as adjusted upon specified occurrences, at any time by the holder thereof. See "Description of Other Financing Arrangements—Manufacturing Operations—2.5% senior convertible notes."

(3)
NIC's 4.75% subordinated exchangeable notes may be converted into shares of NIC common stock at an exchange price of $55.73 per share, as adjusted upon specified occurrences, at any time by the holder thereof. See "Description of Other Financing Arrangements—Manufacturing Operations—4.75% subordinated exchangeable notes."

(4)
Represents indebtedness of certain of our majority-owned subsidiaries whose principal business is owning an International dealership. These subsidiaries are acquired and disposed of from time to time in order to facilitate the transition of International dealerships from one independent owner to another. Neither NIC nor any of its subsidiaries have guaranteed any of the obligations of these subsidiaries with respect to such subsidiaries' indebtedness. These subsidiaries are "Unrestricted Subsidiaries" under the indenture governing the notes. As a result, these subsidiaries are not bound by any of the covenants and operating restrictions contained in the indenture and their outstanding indebtedness will not affect, among other things, the amount of indebtedness we may incur under the indenture.

(5)
NFC's $820 million bank credit facility permits NIC's three Mexican finance subsidiaries to borrow up to $100 million. As of April 30, 2005, NFC had $689 million outstanding under this arrangement, and the Mexican finance subsidiaries had $24 million of borrowings outstanding under this arrangement. NIC and NFC guarantee the borrowings of the Mexican finance subsidiaries under this arrangement. In addition, as of April 30, 2005 the Mexican finance subsidiaries had $198 million of additional bank borrowings outstanding under other credit facilities, of which $106 million are guaranteed by NIC, and $92 million of which are guaranteed by NFC.

Selected Consolidated Financial Data

The following selected historical consolidated financial information for the three-year period ended October 31, 2004 has been derived from Navistar's audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The consolidated financial information for the fiscal years ended October 31, 2001 and 2000 has been derived from Navistar's unaudited, restated financial statements. The selected historical consolidated financial information set forth below gives effect to the restatement of our consolidated financial statements for the first three quarters of 2004 and for the fiscal years ended October 31, 2003, 2002, 2001 and 2000, as discussed in Note 23 to Navistar's consolidated financial statements, included elsewhere in this prospectus. The selected historical consolidated financial information for the six months ended April 30, 2005 and 2004 (as restated) was derived from Navistar's unaudited consolidated financial statements, which financial statements, in management's opinion, reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such information. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. This information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition," and Navistar's consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Six Months Ended April 30,		Fiscal Year Ended October 31,
(in millions, except per share data)
	2005	2004	2004	2003	2002	2001	2000

		As Restated		As Restated	As Restated	As Restated	As Restated
Selected Income Statement Data:
Sales and revenues:
Sales of manufactured products	$5,395	$4,162	$9,468	$7,282	$6,725	$6,341	$8,095
Finance revenue(1)	120	127	245	283	276	295	297
Other income	13	9	11	20	20	43	44

Total sales and revenues	5,528	4,298	9,724	7,585	7,021	6,679	8,436

Costs and expenses:
Costs of products and services sold	4,675	3,629	8,159	6,361	5,949	5,548	6,767
Cost of products sold related to restructuring(2)	—	—	—	9	23	11	20

Total cost of products and services sold	4,675	3,629	8,159	6,370	5,972	5,559	6,787
All other restructuring and non-recurring charges	—	4	(1)	(41)	521	2	269
Loss on sale of business	—	—	—	—	—	(13)	17
Postretirement benefits	119	119	205	297	228	171	146
Engineering and research expense	163	115	245	242	260	253	280
Sales, general and administrative expense	378	299	656	597	624	543	474
Interest expense	71	65	127	142	159	161	146
Other expense	14	15	22	27	29	36	86

Total costs and expenses	5,420	4,246	9,413	7,634	7,793	6,712	8,205

Income (loss) from continuing operations before income taxes	108	52	311	(49)	(772)	(33)	231
Income tax expense (benefit)	37	14	64	(32)	(294)	(23)	70

	Six Months Ended April 30,		Fiscal Year Ended October 31,
(in millions, except per share data)
	2005	2004	2004	2003	2002	2001	2000

		As Restated		As Restated	As Restated	As Restated	As Restated
Income (loss) from continuing operations	71	38	247	(17)	$(478)	$(10)	$161
Discontinued operations, net of tax:(3)
Loss from discontinued operations	—	—	—	—	(14)	(14)	(15)
Loss on disposal	—	—	—	(4)	(46)	—	—

Loss from discontinued operations	—	—	—	(4)	(60)	(14)	(15)

Net income (loss)	$71	$38	$247	$(21)	$(538)	$(24)	$146

Basic earnings (loss) per share:
Continuing	$1.02	$0.55	$3.54	$(0.25)	$(7.92)	$(0.17)	$2.65
Discontinued operations	—	—	—	(0.06)	(1.00)	(0.24)	(.25)

Net income (loss)	$1.02	$0.55	$3.54	$(0.31)	$(8.92)	$(0.41)	$2.40

Diluted earnings (loss) per share:
Continuing	$0.95	$0.52	$3.20	$(0.25)	$(7.92)	$(0.17)	$2.62
Discontinued operations	—	—	—	(0.06)	(1.00)	(0.24)	(.25)

Net income (loss)	$0.95	$0.52	$3.20	$(0.31)	$(8.92)	$(0.41)	$2.37

Average number of shares outstanding:
Basic	70.1	69.5	69.7	68.0	60.3	59.5	60.7
Diluted	80.2	76.3	80.1	68.0	60.3	59.5	61.5

	Six Months Ended April 30,		At October 31,
(in millions)	2005	2004	2004	2003	2002	2001	2000

		As Restated		As Restated	As Restated	As Restated	As Restated
Selected Balance Sheet Data:
Total assets(4)	$8,263	$6,938	$7,592	$6,929	$7,119	$7,151	$6,939

Debt:
Manufacturing operations	1,741	1,082	1,329	1,066	$1,030	$966	$572
Financial services operations	1,569	1,604	1,539	1,714	1,878	1,914	2,058

Total debt	$3,310	$2,686	$2,868	$2,780	$2,908	$2,880	$2,630

Total shareowners' equity	$616	$368	$531	$292	$235	$1,105	$1,290

	Six Months Ended April 30,		Fiscal Year Ended October 31,
(in millions, except ratio, employees, and unit data and market share)
	2005	2004	2004	2003	2002	2001	2000

Selected Other Financial Data:
Capital expenditures	$50	$49	$230	$210	$252	$326	$553
Engineering and research expense	163	115	245	242	260	253	280
Depreciation and amortization	120	100	256	205	231	217	199
Ratio of earnings to fixed charges(5)	2.2x	1.6x	2.9x	—	—	—	2.1x
Operating Data:
Number of employees:
Worldwide	14,900	14,100	14,800	14,200	16,500	16,500	17,000
United States	11,500	10,900	11,300	11,000	11,800	13,600	14,600
North American retail deliveries of trucks and school buses	56,200	44,200	96,800	75,700	74,100	82,400	118,200
North American market share(6)	27.9%	28.0%	28.1%	28.8%	28.1%	28.6%	28.0%
Unit shipments:
Trucks and school buses	71,231	57,559	112,000	84,700	84,100	89,600	124,900
OEM engines	194,300	165,700	357,900	332,400	315,100	324,900	304,400

(1)
Includes revenues of NFC as well as our other financial services subsidiaries.

(2)
Through April 30, 2005, we recorded cumulative charges of $818 million relating to our 2000 and 2002 Plans of Restructuring and other non-recurring charges. The remaining liability of $88 million is expected to be funded from existing cash balances and internally generated cash flows from operations. The total cash outlay for fiscal 2005 is expected to be $9 million with the remaining obligations of $79 million, primarily related to non-recurring charges and long-term non-cancelable lease agreements, to be settled in 2006 and beyond.

(3)
The exit of the Brazil domestic truck market has been recorded as a discontinued operation. See note 12 to our consolidated financial statements included elsewhere in this prospectus.

(4)
Due to the sale of Harco on November 30, 2001, total assets for all periods presented reflects the reclassification of Harco's net assets and liabilities to other current assets.

(5)
The ratio of earnings to fixed charges is determined by dividing pre-tax income from continuing operations, adjusted for the cumulative changes in accounting policy, interest expense, debt expense amortization and the portion of rental expense deemed representative of an interest factor by the sum of interest expense, debt expense amortization and the portion of rental expense deemed representative of the interest factor. For fiscal 2002 and 2003, our earnings were insufficient to cover fixed charges by $786 million and $56 million, respectively.

(6)
Based on retail deliveries of medium trucks (Classes 6-7), including school buses, and heavy trucks (Class 8) in the United States and Canada by us and our dealers, compared to the industry total in the United States and Canada of retail deliveries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Navistar International Corporation is a holding company and its principal operating subsidiary is International Truck and Engine Corporation. Navistar operates in three principal industry segments: truck, engine (collectively called "manufacturing operations") and financial services. The company's principal operations are located in the U.S., Canada, Mexico, and Brazil. In this management's discussion and analysis, "company," "Navistar," "NIC," "we" or "our" refers to Navistar International Corporation and its consolidated subsidiaries.

The company's focus in fiscal 2004 was on three key areas: quality, cost and growth. Improvements in quality and cost were anticipated through changes in manufacturing, design, engineering, supplier management and customer service, while growth was expected through the introduction of new products and the development of new markets. During fiscal 2004, the company succeeded in many ways in these three areas.

Quality was, and will continue to be, the key focus in the design and manufacture of the company's products. As part of this commitment to quality, the company invested in product warranty in order to exceed customer requirements and create long-term value. The company anticipates that this will pay off in the long run through satisfied and repeat customers. The company's focus on cost, through various initiatives within its truck and engine segments, contributed in part to an almost one percentage point increase in manufacturing gross margin over the previous year. This increase is significant since the company encountered numerous challenges that had a negative impact on our cost structure. These challenges include supplier constraints which caused allocations of Big Bore engines, axles and transmissions, emission compliance within the engine segment and the impact of rising steel costs on both our truck and engine business segments. The company's overall market share declined slightly from fiscal 2003. However, our recommitment to the heavy truck market increased the company's Class 8 market share to 19%, a three-percentage point improvement over the prior year. In addition, bus body share was a record 53%, an increase of 11 percentage points over the prior year.

Overall, the focus on these three key initiatives helped the company achieve full-year profitability, sales in excess of $9 billion and diluted earnings per share of $3.20. Historically, the company experiences its lowest levels of sales and revenues during the first quarter of its fiscal year due to lower manufacturing output as a result of the holiday shutdown periods. Nevertheless, the company recorded a profit of $71 million or diluted earnings per share of $0.95 in the first six months of 2005 compared to $0.52 in the first six months of 2004. In addition, in the first quarter of fiscal 2005 the company signed a strategic agreement with German engine producer, MAN Nutzfahrzeuge (MAN), to develop and produce International engines in the 11- to 13-liter range to be offered in International Class 8 highway tractors and severe service trucks starting in the fall of 2007. This agreement should allow the company to grow the diesel engine business while controlling costs by leveraging the investment that MAN has made in the development of the base engines. In the second quarter of fiscal 2005, the company's South American engine subsidiary, International Engines South America, completed its acquisition of MWM Motores Diesel Ltda (MWM), subject to review by CADE, the Brazilian anti-trust regulatory authority. The company believes that the strategic agreement with MAN and the MWM acquisition support the company's strategy to grow its engine business at both ends of the range of diesel engines currently produced. The company believes that these positive results, along with the anticipated entry into other markets that leverage our core competencies, such as the military, and the industry forecast for 2005, all point to the company having another profitable fiscal year in 2005.

Restatement of prior period financial statements

The accompanying management's discussion and analysis gives effect to the restatement of the consolidated financial statements for the period ended April 30, 2004 and for the years ended October 31, 2003 and 2002, as discussed in Note 23 to the consolidated financial statements included elsewhere in this prospectus.

Results of operations

The following table illustrates the key financial indicators that management uses to assess the consolidated financial results for the six months ended April 30 and the years ended October 31.

	Six Months Ended April 30,
			Fiscal Year Ended October 31,
Key Financial Indicators: (Millions of dollars, except per share data and margin)
	2005	2004	2004	2003	2002

Sales and revenues	$5,528	$4,298	$9,724	$7,585	$7,021

Cost of products and services sold	$4,675	$3,629	$8,159	$6,370	$5,972
Restructuring and other non-recurring charges	—	4	(1)	(41)	521
Total expenses	745	613	1,255	1,305	1,300

Total costs and expenses	$5,420	$4,246	$9,413	$7,634	$7,793

Net income (loss)	$71	$38	$247	$(21)	$(538)

Diluted earnings (loss) per share	$0.95	$0.52	$3.20	$(0.31)	$(8.92)
Manufacturing gross margin	13.8%	13.6%	14.3%	13.5%	12.1%

In the first six months of fiscal 2005, our sales and revenues were up on strong sales volumes from the truck and engine segments. Improvement in earnings, over the first six months of fiscal 2004, was a result of better operating results from the truck and financial services segments.

The company's improved earnings over fiscal 2003 are a result of improved pricing, the company's cost reduction initiatives and better performance from the manufacturing operations. Fiscal 2004 sales and revenues improved 28% over fiscal 2003 on higher sales volume in the truck industry. In fiscal 2003, sales and revenue were 8% higher than fiscal 2002 supported by higher bus volume, increased engine sales to original equipment manufacturers (OEMs) and greater gains on sales of receivables. The events that impacted the performance of the company's three operating segments will be analyzed, in detail, later in this discussion.

Gross margin from manufacturing operations improved to 13.8% in the first six months of fiscal 2005 compared to 13.6% in the first six months of fiscal 2004. Although manufacturing and design cost reductions were achieved in the first six months of 2005, these favorable impacts were offset by higher costs, including steel. Gross margins from manufacturing operations in fiscal 2004 increased almost one percentage point over a year ago. Gross margin improvements in fiscal 2004 were attributable to cost reduction initiatives within the manufacturing process, product pricing and the reduction in start-up expenses that occurred in 2003 attributable to the introduction of the 6.0L V-8 engine. These improvements were partially offset by margin pressures from additional warranty expense, cost of emissions compliance and the impact of higher steel prices. The company's exposure to steel price fluctuations had a greater impact on our margins than our competitors. About 80% of our truck cabs are steel and with all bus bodies being steel, we are impacted more by steel prices than those companies whose products have a lower steel content. The company's margins within the engine segment were impacted as well by rising steel prices. The company anticipates that while steel prices have moderated from their previous highs in 2004, the company will continue to incur margin pressure from steel in fiscal 2005. In 2003, manufacturing margins improved versus 2002 as a result of pricing and cost reduction initiatives.

Total expenses increased in the first six months of fiscal 2005 over the comparable period last year as a result of higher engineering and selling, general and administrative expenses. Engineering expenses were impacted by costs associated with 2007 emissions compliance within the company's engine segment. Selling, general and administrative expenses were impacted by the addition of several new wholly owned dealers and incremental spending within our truck segment. Total expenses for fiscal 2004 improved over the prior year due to the positive effects of our cost reduction initiatives and lower postretirement benefits expense. The decrease in postretirement expense over prior year was due to greater than anticipated returns on invested assets and the benefit from a $32 million credit, which is a result of the Medicare prescription drug act and the adoption of Financial Accounting Standards Board (FASB) Staff Position (FSP) 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." Included in selling, general and administrative expense for fiscal 2004 is an accrual for profit sharing and incentive compensation that did not occur in 2003. Also, total expenses in fiscal 2003 included a benefit of $41 million from the reversal of certain accruals related to restructuring and other non-recurring charges. In fiscal 2004, the benefit from restructuring and other non-recurring charges was $1 million. Total expenses in 2003 were essentially unchanged when compared with fiscal 2002. In fiscal 2003, postretirement benefits expense increased due to higher pension and health care obligations and lower return on invested assets. This increase was offset by the company's focus on reducing expenses.

The following sections analyze the company's operating results as they relate to its three principal segments: truck, engine, and financial services.

Truck

The truck segment manufactures and distributes a full line of Class 6 through 8 diesel-powered trucks and school buses in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. The truck segment also provides customers with proprietary products needed to support the International® truck and the IC™ bus lines, together with a wide selection of other standard truck and trailer aftermarket parts. Sales of Class 6 through 8 trucks have historically been cyclical, with demand affected by such economic factors as industrial production, construction, demand for consumer durable goods, interest rates as well as the earnings and cash flow of dealers and customers. In addition, the Class 6 through 8 truck markets in the U.S. and Canada are highly competitive. The intensity of this competition results in price discounting and margin pressures throughout the industry. Even though sales volume has improved, the company continues to experience competitive pricing pressure on its new truck sales. In addition to the influence of price, market position is driven by product quality, engineering, styling, utility and distribution.

The following table highlights the truck segment's financial and industry results for the six months ended April 30 and the years ended October 31.

	Six Months Ended April 30,		Fiscal Year Ended October 31,
	2005	2004	2004	2003	2002

Results (Millions of dollars):
Sales	$4,144	$3,147	$7,256	$5,312	$4,936
Segment profit (loss)	149	79	336	(48)	(303)
Industry data (in units)(1):
U.S. and Canadian sales (Class 6 through 8)	201,100	157,800	344,700	263,400	263,400
Class 8 heavy truck	131,600	95,800	219,300	159,300	163,300
Class 6 and 7 medium truck(2)	56,800	48,500	99,200	74,900	72,700
School buses	12,700	13,500	26,200	29,200	27,400
Company data (in units):
U.S. and Canadian sales (Class 6 through 8)	56,200	44,200	96,800	75,700	74,100
Class 8 heavy truck	25,300	16,400	40,900	26,100	27,700
Class 6 and 7 medium truck(2)	22,900	19,900	39,900	31,400	30,300
School buses	8,000	4,900	16,000	18,200	16,100
Order backlog (in units)	25,900	25,900	23,900	21,500	21,500
Overall U.S. and Canada market share (Class 6 through 8 and bus)	27.9%	28.0%	28.1%	28.8%	28.1%

(1)
Industry data derived from materials produced by Ward's Communications.

(2)
The company does not meaningfully participate in the Class 5 medium truck market.

The truck segment's improved performance in the first six months of fiscal 2005 is the result of increased sales volume within medium and heavy truck and increased cost reductions within its manufacturing processes. The company's U.S. and Canadian order backlog remained unchanged from the first six months of 2004. The company's overall market share decreased slightly over the comparable period last year. Market share was adversely impacted by the industry growth within the Class 8 heavy truck market, a market in which the company has its smallest market share. However, the company's Class 8 heavy truck market share continued to improve, increasing to 19%, an increase of two percentage points over the first six months of 2004. The company's growth within the Class 8 heavy truck market is a direct result of the company's recommitment to the market and our dealer distribution strategy. Market share within medium truck and bus increased slightly from the comparable period last year. The medium truck market continues to experience pricing competition in a very competitive marketplace.

The truck segment's improved financial performance for fiscal 2004 is the result of increased sales volume in heavy and medium trucks and the favorable impact from cost reduction initiatives. The company's overall market share in fiscal 2004 declined slightly over the prior year. The decline in overall market share in 2004 was adversely impacted by the industry growth within the Class 8 heavy truck market, a market in which the company has its smallest market share. However, the company did significantly increase its Class 8 heavy truck market share to 19%, an increase of three percentage points over its 2003 Class 8 heavy market share of 16%. The company's growth within the Class 8 heavy truck market is a direct result of the company's recommitment to the market and our dealer distribution strategy. The market share decreases within medium truck and bus are due to increased pricing competition in a very competitive marketplace. In 2003, overall market share increased over 2002 due to market growth in Class 6 and 7 medium trucks. The company's U.S. and Canadian order backlog increased 11%, when compared to 2003, due to strong orders for heavy trucks.

The company currently projects fiscal 2005 U.S. and Canadian total truck retail sales volume for Class 6-8 and school buses at 408,000 units, up 18% from the 344,700 units sold by the industry in fiscal 2004. Demand for Class 8 heavy trucks is expected to increase 24% to 273,000 units from 219,300 units, while demand for Class 6-7 medium trucks is estimated to be 109,000 units up 9% from 100,000 units in fiscal 2004. School bus demand is forecast at 26,000 units, which is essentially unchanged from 2004.

Engine

The engine segment designs and manufactures diesel engines in the 160-325 horsepower range for use in the company's Class 6 and 7 medium trucks, school buses and selected Class 8 heavy truck models. The company's diesel engines are also produced for OEMs, principally Ford Motor Company (Ford). This segment also sells engines for industrial and agricultural applications. In addition, the engine segment provides customers with proprietary products needed to support the International® engine lines, together with a wide selection of other standard engine and aftermarket parts.

The following table highlights the engine segment's financial results and sales data for the six months ended April 30 and the years ended October 31.

	Six Months Ended April 30,		Fiscal Year Ended October 31,
	2005	2004	2004	2003	2002

Results (Millions of dollars):
Sales	$1,585	$1,298	$2,829	$2,469	$2,248
Segment profit	(4)	37	108	85	200
Sales data (in units):
Total engine sales	233,500	200,600	432,800	396,000	375,500
OEM sales	194,300	165,700	357,900	332,400	315,100

The engine segment's revenues improved 22% in the first six months of fiscal 2005 over the comparable period in 2004, primarily due to higher sales volumes, but reported a net loss for the current period. The increase in engine sales, period over period, was across all product lines. The engine segment's loss for the first six months of 2005 is the result of a lower profit margin on the segment's new I-6 engine which was launched in the second quarter of 2004; however, further cost and design reductions should continue to improve margins on the new I-6 engine. The results from the first six months of 2004 included the previous I-6 engine which had a long life-cycle and a higher margin. In addition, the engine segment experienced one-time costs of approximately $12 million from one of its foundry operations and engineering costs associated with 2007 emission compliance. The company's V-8 shipments to Ford accounted for 82% of all OEM engine sales in the current period as compared to 88% in the comparable period.

The increases in the engine segment's profits and revenues for fiscal 2004 and 2003 were the result of higher engine shipments to OEMs and increased sales volume in medium trucks. In fiscal 2004, the engine segment experienced margin pressure from the cost of steel, cost of emission compliance and costs associated with the launch of our new I-6 diesel engine. However, cost reduction initiatives on the I-6 engine were initiated in the third quarter of 2004 which the company anticipates will favorably impact margins over the next four to six quarters. The decrease in the engine segment's profits from fiscal 2002 to fiscal 2003 was attributable to start-up costs associated with the 6.0 liter V-8 engine but has since been able to realize benefits from cost reduction initiatives. The company's V-8 shipments to Ford accounted for 85% of year-to-date OEM engine sales for fiscal 2003 and 2004.

The company forecasts that OEM shipments of mid-range diesel engines in fiscal 2005 are expected to be 430,800 units, 20% higher than 2004.

Financial Services

The financial services segment provides wholesale, retail and lease financing for sales of new and used trucks sold by the company and its dealers in the U.S. and Mexico. Financial services also finances the company's wholesale accounts and selected retail accounts receivable. Sales of new products (including trailers) of other manufacturers are also financed regardless of whether designed or customarily sold for use with the company's truck products.

The following table highlights the financial services segment's financial results for the six months ended April 30 and the years ended October 31.

	Six Months Ended April 30,		Fiscal Year Ended October 31,
	2005	2004	2004	2003	2002

Results (Millions of dollars):
Revenues	$153	$148	$289	$325	$320
Segment profit	62	60	116	123	89
Sales of retail receivables	$1,174	795	$1,120	$1,705	$1,000
Gain on sales of retail receivables	11	23	26	46	16

The increase in the financial services segment's profits and revenues in the first six months of fiscal 2005 compared to the same period in 2004 is due to higher sales of receivables and an increased level of wholesale balances. Higher receivables sales volume reflects a timing difference between quarters. Revenue and profit from financial services declined in 2004, primarily from lower volume as a result of timing of sales of receivables and higher rates on asset backed securities. Profits in 2003 were higher than in 2002 primarily due to greater gains on sales of receivables and lower rates on asset backed securities.

Restructuring and other non-recurring charges

Restructuring

In 2000 and 2002, the company's board of directors approved two separate plans to restructure its manufacturing and corporate operations (Plans of Restructuring). The company incurred charges for severance and other benefits, curtailment losses, lease terminations, asset and inventory write-downs and other exit costs relating to the major restructuring, integration and cost reduction initiatives originally included in the Plans of Restructuring. A detailed discussion of the charges and initiatives can be found in Note 11 to the consolidated financial statements included elsewhere in this prospectus.

Other Non-Recurring Charges

The company entered into an agreement with Ford to develop and manufacture a V-6 diesel engine to be used in specific Ford vehicles. In October 2002, Ford advised the company that its current business case for a V-6 diesel engine in the specified vehicles was not viable and discontinued its program for the use of these engines. Accordingly, in 2002, the company recorded charges for the write-off of deferred pre-production costs, the write-down of fixed assets that were abandoned, lease obligations under non-cancelable operating leases and accruals for amounts contractually owed to suppliers. In April 2003, the company reached a comprehensive agreement with Ford concerning termination of its V-6 diesel engine program. The terms of the agreement included compensation to neutralize certain current and future V-6 diesel engine program related costs not accrued for as part of the 2002 non-recurring charge, resolution of ongoing pricing related to the company's V-8 diesel engine program and a release by the parties of all of their obligations under the V-6 diesel engine contract. The company, under current agreements, will continue as Ford's exclusive supplier of V-8 diesel engines through 2012.

Status

In fiscal 2004, the company recorded a $1 million net favorable adjustment to previously recorded restructuring reserves. The net adjustment relates to the reversal of reserves relating to employee severance and a beneficial change in estimate on sublease income for lease terminations. Partially offsetting these reversals were additional charges on the early retirement and voluntary severance program offered to employees at the Chatham facility, additional charges related to the realignment of our dealer network and additional reserves for amounts contractually owed to suppliers for the V-6 diesel engine program.

Through April 30, 2005, the company has recorded cumulative charges of $818 million relating to the Plans of Restructuring and other non-recurring charges. The remaining liability of $88 million is expected to be funded from existing cash balances and internally generated cash flows from operations. The total cash outlay for the remainder of 2005 is expected to be $9 million with the remaining obligation of $79 million, primarily related to non-recurring charges and long-term non-cancelable lease agreements, to be settled in 2006 and beyond.

The initiatives resulting from the Plans of Restructuring are expected to generate at least $70 million of annualized savings for the company, primarily from lower salary and benefit costs and plant operating costs. The company will continue to realize these benefits in 2005 and beyond.

Components of the company's Plans of Restructuring and other non-recurring charges are shown in the following table.

Millions of dollars	Balance October 31, 2002	Adjustments	Amount Incurred	Balance October 31, 2003	Adjustments	Amount Incurred	Balance October 31, 2004	Amount Incurred	Balance April 30, 2005

Severance and other benefits	$112	$(46)	$(45)	$21	$(4)	$(17)	$—	$—	$ —
Curtailment loss	—	(5)	5	—	2	(2)	—	—	—
Lease terminations	30	6	(3)	33	(7)	(5)	21	(3)	18
Inventory write-downs	—	9	(9)	—	—	—	—	—	—
Other asset write-downs	—	1	(1)	—	—	—	—	—	—
Dealer terminations and other charges	50	(8)	(13)	29	2	(19)	12	(1)	11
Other non-recurring charges	104	11	(41)	74	6	(16)	64	(5)	59

Total	$296	$(32)	$(107)	$157	$(1)	$(59)	$97	$(9)	$ 88

The adjustments made in 2003 were primarily to record the reversal of severance and other benefit reserves related to the decision to keep the Chatham, Ontario plant open. Amounts incurred are primarily cash payments. The change in the restructuring liability between 2002 and 2003 includes foreign exchange gains of $4 million. The fiscal 2004 adjustments are included in "Restructuring and other non-recurring charges" on the Statement of Income. The company is in the process of completing certain aspects of the Plans of Restructuring and will continue to evaluate the remaining restructuring reserves as the plans are executed. As a result, there may be additional adjustments to the reserves noted above. Since the company-wide restructuring plans are an aggregation of many individual components requiring judgments and estimates, actual costs have differed from estimated amounts.

Discontinued operations

In October 2002, the company announced its decision to discontinue the domestic truck business in Brazil (Brazil Truck) effective October 31, 2002. In connection with this discontinuance, the company recorded a loss on disposal of $46 million. The loss relates to the write-down of assets to fair value, contractual settlement costs for the termination of the dealer contracts, severance and other benefits costs, and the write-off of Brazil Truck's cumulative translation adjustment due to the company's substantial liquidation of its investment in Brazil Truck.

The disposal of Brazil Truck has been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, the operating results of Brazil Truck have been classified as "Discontinued operations" and prior periods have been restated.

There were no net sales and loss from the discontinued operation for Brazil Truck for the six months ended April 30, 2005 and 2004, respectively, and the amounts for the years ended October 31, are as follows, in millions:

	2004	2003	2002

Net sales	$—	$—	$20

Loss from discontinued operations	—	—	(12)
Loss on disposal	—	(4)	(46)
Income tax expense	—	—	(2)

Net loss from discontinued operations	$—	$(4)	$(60)

Liquidity and capital resources

Cash Requirements

The company generates cash flow from the manufacture and sale of trucks, mid-range diesel engines and service parts. In addition, cash flow is generated from product financing provided to the company's dealers and retail customers by the financial services segment. It is the opinion of management that, in the absence of significant unanticipated cash demands, current and forecasted cash flow from the company's manufacturing operations, financial services operations and financing capacity will provide sufficient funds to meet operating requirements and capital expenditures. Management of the company's financial services operations believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the financial services operations to meet the financing requirements of International's dealers and retail customers.

Sources and Uses of Cash

	Six Months Ended April 30,		For the Years Ended October 31,
Millions of dollars	2005	2004	2004	2003	2002

Cash flow from operations	$8	$(86)	$173	$(52)	$(211)
Cash flow from investment programs	(350)	79	(113)	(147)	(40)
Cash flow from financing activities	402	(62)	78	31	64

Total cash flow	$(60)	$(69)	$138	$(168)	$(187)

Cash and cash equivalents, beginning balance	$605	$467	$467	$635	$822
Cash and cash equivalents, ending balance	665	398	605	467	635
Outstanding capital commitments	131	76	60	64	145

The company had negative working capital of $669 million at April 30, 2005 primarily attributable to a shift in outstanding debt from long-term to short-term since the various funding facilities of NFC and its affiliates mature in 2005, compared to working capital of $139 million at April 30, 2004. NFC and its affiliates intend to refinance these facilities prior to their respective maturities. Cash provided by operations during the first six months of 2005 totaled $8 million, including a $95 million increase in receivables due to a net increase in wholesale notes and account balances, a $200 million increase in inventory due to higher truck and engine production volume and a $98 million increase in accounts payable primarily due to the number of shutdown days in the quarter. Cash used in investment programs of $350 million includes a net decrease in retail notes and lease receivables of $381 million related to the timing of the sale of finance receivables. This was offset by net purchases of marketable securities of $422 million and $275 million used to invest in MWM (a Brazilian engine manufacturer) and additional truck dealerships. Cash provided by financing activities primarily resulted from a net increase in debt of $409 million.

The company had negative working capital of $83 million at October 31, 2004, compared to $147 million of positive working capital at October 31, 2003. The maturity of a revolving retail warehouse facility of $500 million in 2005, is the main driver behind the negative working capital at October 31, 2004. Cash flows from operations for fiscal 2004 includes an increase in receivables primarily due to an increase in wholesale notes and account balances resulting from higher truck sales to dealers. In addition, inventories increased by $194 million reflecting inventory increases of $100 million at the truck manufacturing facilities due to higher production levels and ongoing constraints within the supply base which have impacted the assembly process. Cash was provided by income of $247 million and an increase in accounts payable of $401 million resulting from higher truck production.

During 2004, investment programs used $113 million of cash which includes a net increase in retail notes and lease receivables of $198 million and $230 million of capital expenditures. These were offset by a $343 million net decrease in marketable securities.

In June 2004, the company entered into fixed-for-floating interest rate swap agreements with several counter-parties for its 7.5% $250 million fixed-rate public notes. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk as the instruments may become more or less valuable due to changes in market conditions or interest rates.

In fiscal 2003, the company's negative cash flow of $168 million was a result of the company's net loss and the purchase of marketable securities. In fiscal 2002, the company's negative cash flow of $187 million was a result of the company's net loss and the purchase of retail notes and lease receivables.

The company manages exposure to counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. These transactions are accounted for as cash flow hedges and consequently, to the extent that the hedge is effective, gains and losses on these derivatives are recorded in other comprehensive income.

In June 2004, manufacturing operations assumed the $220 million 4.75% subordinated exchangeable notes due in 2009 from Navistar Financial Corporation (NFC). As compensation for the assumption of this debt, NFC paid manufacturing operations approximately $170 million in cash. Manufacturing operations previously received $50 million from NFC as compensation for providing NFC the company's common stock in case the bonds had converted. The company used a portion of the proceeds from this transaction to increase its 2004 pension contribution, which will improve future cash flow by reducing required pension contributions for 2005 and 2006.

Cash flow from the company's manufacturing operations, financial services operations and financing capacity is currently sufficient to cover planned investments in the business. Capital investments for 2005 are expected to be $300 million. The company had outstanding capital commitments of $131 million at April 30, 2005.

The company currently estimates $317 million in capital spending through 2007 for the continued development of the company's products, and $351 million in capital spending and $455 million in development expense through 2007 primarily to comply with future emission standards as well as other engine projects. Approximately $165 million of the development expenses for the engine programs are planned for 2005.

The company's required debt principal payment obligations including obligations under lease commitments at October 31, 2004, are as follows:

	Total	2005	2006	2007	2008	2009	2010+

Indebtedness:
Manufacturing operations	$1,331	$71	$456	$50	$243	$245	$266
Financial services operations	1,539	752	736	34	13	4	—

Total indebtedness	2,870	823	1,192	84	256	249	266

Operating leases	679	121	80	80	127	242	29

Total	$3,549	$944	$1,272	$164	$383	$491	$295

At October 31, 2004, $77 million of a Mexican subsidiary's receivables were pledged as collateral for bank borrowings. In addition, as of April 30, 2005, the company is contingently liable for approximately $92 million for various purchasing commitments, credit guarantees and buyback programs. Based on historical loss trends, the company's exposure is not considered material.

Financial Services

The financial services segment, mainly NFC, has traditionally obtained the funds to provide financing to the company's dealers and retail customers from sales of finance receivables, commercial paper, short and long-term bank borrowings and medium and long-term debt. As of April 30, 2005 NFC's funding consisted of sold finance receivables of $4,204 million, bank and other borrowings of $1,189 million and secured borrowings of $128 million. NFC securitizes and sells receivables through Navistar Financial Retail Receivables Corp. (NFRRC), Navistar Financial Securities Corp. (NFSC), Truck Retail Accounts Corp. (TRAC), Truck Engine Receivables Financing Co. (TERFCO) and Truck Retail Instalment Paper Corporation (TRIP), all special purpose corporations and wholly owned subsidiaries of NFC. The sales of finance receivables in each securitization constitute sales under accounting principles generally accepted in the United States of America, with the result that the sold receivables are removed from NFC's balance sheet and the investors' interests in the related trust or conduit are not reflected as liabilities.

Through the asset-backed public market and private placement sales, NFC has been able to fund fixed rate retail notes and finance leases at rates which are more economical than those available to NFC in the unsecured public bond market. During the first six months of 2005, NFC sold $1,174 million of retail notes and finance leases, net of unearned finance income, for a pre-tax gain of $11 million. During 2004, NFC sold $1,120 million of retail notes and finance leases, net of unearned finance income, for a pre-tax gain of $26 million. The receivables were sold through NFRRC to an owner trust which, in turn, issued asset-backed securities that were sold to investors. At April 30, 2005, the remaining shelf registration available to NFRRC for the public issuance of asset-backed securities was $3,250 million.

The following are the funding facilities, in millions of dollars, that NFC and its related affiliates have in place as of April 30, 2005.

Company	Instrument type	Total amount	Purpose of funding	Amount utilized	Matures or expires

TERFCO	Trust	$100	Unsecured Ford trade receivables	$100	2005
NFSC	Revolving wholesale note trust and marketable securities	$1,642	Eligible wholesale notes	$1,167	various
TRAC	Revolving retail account conduit	$100	Eligible retail accounts	$100	2005
TRIP	Revolving retail facility	$500	Retail notes and leases	$—	2005
NFC	Revolving credit facilities	$820	Retail notes and leases	$713	2005

As of April 30, 2005, the aggregate available to fund finance receivables under the various facilities was $1,082 million.

In June 2004, International Truck Leasing Corp. (ITLC), a special purpose, wholly owned subsidiary of NFC, was established to provide for the funding of certain leases. As of April 30, 2005, $19 million has been funded through this subsidiary. ITLC's assets are available to satisfy its creditors' claims prior to such assets becoming available for ITLC's uses or to NFC or affiliated companies.

At April 30, 2005, the Canadian operating subsidiary was contingently liable for $411 million of retail customers' contracts and $36 million of retail leases that are financed by a third party. The Canadian operating subsidiary is responsible for the residual values of these financing arrangements. These contract amounts approximate the resale market value of the collateral underlying the note liabilities. At October 31, 2004, the maximum amount of dividends that were available for distribution to the company from its subsidiaries under the most restrictive covenants was $808 million.

NFC's maximum contractual exposure under all receivable sale recourse provisions at October 31, 2004, was $383 million. Management believes that the recorded reserves for losses on sold receivables are adequate. See Notes 5 and 6 to the consolidated financial statements included elsewhere in this prospectus.

The company and International are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the three years ended October 31, 2004.

There have been no material changes in the company's hedging strategies or derivative positions since October 31, 2004. NFC uses derivative financial instruments as part of its overall interest rate management strategy to reduce its exposure to interest rate volatility. Further disclosure may be found in Note 13 to the consolidated financial statements included elsewhere in this prospectus.

In November 2002, the company completed the sale of a total of 7,755,030 shares of its common stock held in Treasury, par value $0.10 per share, at a price of $22.566 per share, for an aggregate purchase price of $175 million to three employee benefit plan trusts of International. The securities were offered and sold in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 under Regulation D. The proceeds from the sale of the stock were used primarily to fund the company's retirement plans in 2003.

In December 2002, Fitch IBCA lowered the company's and NFC's senior unsecured debt ratings to BB from BB+. They also lowered the company's and NFC's senior subordinated debt ratings to B+ from BB-. Also in December 2002, Standard and Poor's lowered the company's and NFC's senior unsecured debt ratings to BB- from BB and the company's senior subordinated debt rating to B from B+. In December 2002, Moody's also lowered the company's senior unsecured debt rating to Ba3 from Ba1 and the company's and NFC's senior subordinated debt ratings to B2 from Ba2.

Other Matters

In December 2002, the company completed the private placement of $190 million of senior convertible bonds due 2007. The bonds were priced to yield 2.5% with a conversion premium of 30% on a closing price of $26.70. Simultaneous with the issuance of the convertible bonds, the company entered into two call option derivative contracts, the consequences of which will allow the company to eliminate share dilution upon conversion of the convertible debt from the conversion price of the bond up to a 100% premium over the share price at issuance. In 2004, the company amended its written call option derivative contracts to raise the effective conversion price from $53.40/share to $75.00/share. This action minimizes the share dilution associated with convertible debt from the conversion price of each note up to $75.00 per share. In February 2003, $100 million of the net proceeds from the $190 million offering was used to repay the aggregate principal amount of the 7% senior notes due February 2003. The remaining funds were used to repay other existing debt, replenish cash balances that were used to repay other debt that matured in fiscal 2002 and to pay fees and expenses related to the offering.

On April 14, 2005, the company announced that our South American engine subsidiary, International Engines South America, completed its acquisition of MWM Motores Diesel Ltda. We used cash on hand to fund this acquisition.

It is the opinion of management that, in the absence of significant unanticipated cash demands, current and forecasted cash flow as well as available financing actions will provide sufficient funds to meet operating requirements and capital expenditures. Currently, under the limitations in various debt agreements, the manufacturing operations are generally unable to incur material amounts of additional debt. The manufacturing operations are generally allowed under these limitations to refinance their debt as it matures. Management believes that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the financial services operations to meet the financing requirements of International's dealers and retail customers.

As part of outstanding long-term debt agreements with various lenders, the company is obligated to timely file, and/or deliver to the lender, a copy of its annual filings with the SEC. The delay in filing the company's Form 10-K and Form 10-Q for the first quarter of fiscal 2005, did not result in the automatic acceleration of maturity of any series of the company's debt. In addition, the trustees or the holders of the long-term debt of the company, excluding NFC, did not declare the company in default due to its non-compliance with the filing requirement. If a notice of default would have been brought against the company and the company was not able to cure the event of default within a specified time period, the principal amount and all accrued interest would have been due and payable. In addition, any acceleration in the maturity of the company's long-term debt could have led to the acceleration of the maturity of the indebtedness of the company's other indentures, an automatic default and termination of used commitments under NFC's revolving credit facility and default under certain other indebtedness of the company and NFC. NFC has similar annual filing obligations under its credit agreements with various lenders. NFC, after obtaining the necessary waivers from certain lenders, was not held in default under any of its obligations and did not incur other adverse actions with respect to its credit facilities as a result of its delay in filing. The NFC defaults were cured prior to the expiration of the related waivers through the delivery of NFC's Annual Report on Form 10-K and Quarterly Report on Form 10-Q, respectively, and the related information.

The company also has obligations under various operating leases which have a similar requirement that the company timely file, and/or deliver to the lessor a copy of its annual filings with the SEC. Failure to comply with this requirement, would give the lessor the right to declare a default under the lease and take other adverse actions. The company did not receive a notice of default or incur other adverse actions with respect to the operating leases as a result of the company's delay in filing.

Pension and Other Postretirement Benefits

Generally, the company's pension plans are non-contributory. The company's policy is to fund its pension plans in accordance with applicable U.S. and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the accumulated benefit obligation. At October 31, 2004, all legal funding requirements had been met. The company contributed $231 million to its pension plans in 2004 and $164 million in 2003. In 2005, the company does not anticipate that it will be required to make a contribution to its two largest plans, but does expect to contribute approximately $20 million to its other pension plans to meet legal requirements.

Other postretirement benefit obligations, such as retiree medical, are primarily funded in accordance with a legal agreement, which requires the company to fund a portion of the plan's annual service cost, and was $10 million in 2004.

Funded status is derived by subtracting the value of the projected benefit obligations at October 31, 2004, from the end of year fair value of plan assets.

The funded status of the pension benefits improved from $(994) million at the end of 2003 to $(805) million at the end of 2004. This improvement was primarily due to higher plan asset values at October 31, 2004. During 2004, positive returns on plan assets of $230 million and company contributions of $231 million, more than offset payments to plan beneficiaries of $323 million out of plan assets. The benefit obligation also decreased $34 million in fiscal 2004 as payments to beneficiaries offset the expenses and other increases to the obligation. The funded status of the other benefits deteriorated from $(1,810) million at the end of 2003 to $(1,880) million at the end of 2004. This decline was primarily due to an increase in the benefit obligation resulting from net actuarial losses of $74 million in 2004.

Changes in management's assumptions used by the actuaries will have an impact on postretirement benefits expense and the projected benefit obligation. A change in the expected return on assets of 25 basis points would increase/decrease pension expense by $8 million and other postretirement benefits expense by $2 million annually. A 25 basis point change in the discount rate would increase/decrease other benefits expense by approximately $2 million annually. A 25 basis point discount rate change would have an impact of less than $1 million on annual pension expense. The impact of a change of 25 basis points in the discount rate would increase/decrease the obligation for pension benefits by approximately $81 million and the obligation for other benefits by approximately $56 million.

Off-balance sheet arrangements

The company enters into various arrangements not reflected on its balance sheet that have or could have an effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. The principal off-balance sheet arrangements that the company enters into are guarantees, sales of receivables and postretirement benefits.

Guarantees

The company and its subsidiaries occasionally provide guarantees that could obligate them to make future payments if the primary entity fails to perform under its contractual obligations. The company has not recorded a liability for these guarantees. The company has no recourse as guarantor in case of default. The company guarantees lines of credit made available to its Mexican finance subsidiaries by third parties and NFC. NFC guarantees the borrowings of the Mexican finance subsidiaries. As of October 31, 2004, the total amount of these guarantees was $611 million.

The company also guarantees many of the operating leases of its subsidiaries. The leases have various expiration dates that extend through June 2014. The remaining maximum obligation under these leases as of April 30, 2005, totaled approximately $537 million. The company and International also guarantee real estate operating leases of International and the subsidiaries of the company. The leases have various maturity dates extending through 2019. As of April 30, 2005, the total remaining obligation under these leases is approximately $44 million. The company and NFC have issued residual value guarantees in connection with various operating leases. The amount of the guarantees is undeterminable because in some instances, neither the company nor NFC is responsible for the entire amount of the guaranteed lease residual. The company's and NFC's guarantees are contingent upon the fair value of the leased assets at the end of the lease term. The excess of the guaranteed lease residual value over the fair value of the residual represents the amount of the company's and NFC's exposure.

In addition, the company enters into various guarantees for purchase commitments, insurance loss reserves, credit guarantees and buyback programs with various expiration dates. In the ordinary course of business, the company also provides routine indemnifications and other guarantees whose terms range in duration and often are not explicitly defined. The company does not believe these will have a material impact on the results of operations or financial condition of the company.

Sales of Receivables

The company's affiliate, NFC, securitizes and sells receivables through Navistar Financial Retail Receivables Corporation (NFRRC), Navistar Financial Securities Corporation (NFSC), Truck Retail Accounts Corporation (TRAC) and Truck Engine Receivables Financing Co. (TERFCO), all special purpose, wholly-owned subsidiaries (SPC's) of NFC, to fund its business operations. The securitization market provides NFC with a cost-effective source of funding. In a typical securitization transaction, NFC sells a pool of finance receivables to SPC that establishes a qualifying special purpose entity (QSPE) consistent with the requirements of SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The SPC then transfers the receivables to the QSPE, generally a trust, in exchange for proceeds from interest-bearing securities, commonly called asset-backed securities. These securities are issued by the QSPE and are secured by future collections on the sold receivables. The sales of receivables in each securitization constitute sales under accounting principles generally accepted in the United States of America, with the result that the sold receivables are removed from NFC's balance sheet and the investor's interests in the related trust or conduit are not reflected as liabilities.

NFC often retains interests in the securitized receivables. The retained interests may include senior and subordinated securities, undivided interests in wholesale receivables, restricted cash held for the benefit of the QSPE's, and interest-only strips. NFC's retained interests will be the first to absorb any credit losses on the sold receivables because NFC retains the most subordinated interests in the QSPE, including subordinated securities, the right to receive excess spread (interest-only strip) and any residual or remaining interests of the QSPE after all asset-backed securities are repaid in full. NFC's exposure to credit losses on the sold receivables is limited to its retained interests. The SPC's assets are available to satisfy the creditors' claims prior to such assets becoming available for the SPC's own uses or to NFC or affiliated companies. NFC is under no obligation to repurchase any sold receivable that becomes delinquent in payment or otherwise is in default. The holders of the asset-backed securities have no recourse to NFC or its other assets for credit losses on sold receivables and have no ability to require NFC to repurchase their securities. NFC does not guarantee any securities issued by QSPE's. NFC, as the seller and servicer of the finance receivables, is obligated to provide certain representations and warranties regarding the receivables. Should any receivables fail to meet these representations and warranties, NFC, as servicer, is required to repurchase the receivables.

Postretirement Benefits

The company's postretirement benefit obligations are accounted for under SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and as a result, the company has obligations that are not recognized in the company's financial statements. Details regarding these obligations can be found in Note 2 to the consolidated financial statements included elsewhere in this prospectus.

Contractual obligations

The following table provides aggregated information, in millions of dollars, on the company's outstanding contractual obligations and other long-term liabilities as of October 31, 2004.

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Type of Contractual Obligation:
Long-term debt	$2,870	$823	$1,276	$505	$266
Capital lease obligations	194	20	40	40	94
Operating lease obligations	679	121	160	369	29
Purchase obligations	—	—	—	—	—
Other long-term liabilities	384	—	310	44	30

Total	$4,127	$964	$1,786	$958	$419

The company has no material, outstanding purchase obligations as of October 31, 2004. The company's "Other long-term liabilities" total $384 million. This total is primarily comprised of product liability and warranty accruals, restructuring reserves and other miscellaneous liabilities. The company anticipates that a majority of these reserves will be paid within 3 years. Any payments over 3 years relate to restructuring reserves for long-term lease terminations. The company also has long-term obligations for postretirement benefits which are not included in the above table. Information regarding the company's obligations for postretirement benefits can be found in Note 2 to the consolidated financial statements included elsewhere in this prospectus.

Derivative financial instruments

The company documents and accounts for derivative and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The company recognizes all derivatives as assets or liabilities in the Statement of Financial Condition and measures them at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. Changes in the fair value of derivatives which are not designated as, or which do not qualify as, hedges for accounting purposes are reported in earnings in the period in which they occur.

The call option derivative contracts entered into in connection with the $190 million senior convertible notes are recorded in permanent equity in accordance with EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock."

As disclosed in Notes 1 and 13 to the consolidated financial statements included elsewhere in this prospectus, the company uses derivative financial instruments to reduce its exposure to interest rate volatility and potentially increase the return on invested funds.

The company's manufacturing operations, as conditions warrant, hedge foreign exchange exposure on the purchase of parts and materials from foreign countries and its exposure from the sale of manufactured products in other countries. Contracted purchases of commodities or manufacturing equipment may also be hedged.

The financial services operations may use forward contracts to hedge future interest payments on the notes and certificates related to an expected sale of receivables. The financial services operations also use interest rate swaps or caps to reduce exposure to interest rate changes.

Quantitative and qualitative disclosures about market risk

The company's primary market risks include fluctuations in interest rates and currency exchange rates. The company is also exposed to changes in the prices of commodities used in its manufacturing operations and to changes in the prices of equity instruments owned by the company. Commodity price risk related to the company's current commodity financial instruments and equity price risk related to the company's current investments in equity instruments are not material. The company does not hold a material portfolio of market risk sensitive instruments for trading purposes.

The company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk. These procedures include the monitoring of the company's level of exposure to each market risk, the funding of variable rate receivables primarily with variable rate debt, and limiting the amount of fixed rate receivables which may be funded with floating rate debt. These procedures also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the company's exposure to exchange rate risk.

Interest rate risk is the risk that the company will incur economic losses due to adverse changes in interest rates. The company measures its interest rate risk by estimating the net amount by which the fair value of all of its interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. Assuming a hypothetical instantaneous 10% adverse change in interest rates as of April 30, 2005 and 2004, the net fair value of these instruments would decrease by approximately $37 million and $22 million, respectively. The company's interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates.

Foreign currency risk is the risk that the company will incur economic losses due to adverse changes in foreign currency exchange rates. The company's primary exposures to foreign currency exchange fluctuations are the Canadian dollar/U.S. dollar, Mexican peso/U.S. dollar and Brazilian real/U.S. dollar. The potential reduction in future earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency spot rates applied to foreign currency sensitive instruments would be $7 million and less than $1 million at April 30, 2005 and 2004, respectively. The foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which the company is exposed would simultaneously decrease by 10% because such synchronized changes are unlikely to occur. The effects of foreign currency forward contracts have been included in the above analysis, however, the sensitivity model does not include the inherent risks associated with the anticipated future transactions denominated in foreign currency for which these forward contracts have been entered into for hedging purposes.

The company is exposed to changes in the price of commodities used in its manufacturing operations. Due to the amount of steel used in the production of truck cabs, buses and engines, the company's margins are impacted by steel price fluctuations. Steel prices increased significantly during fiscal 2004 and had a $60 million negative impact on the company's cost structure.

Critical accounting policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The significant accounting principles which management believes are the most important to aid in fully understanding our financial results are included below. Management also believes that all of the accounting policies are important to investors. Therefore, see the Notes to the consolidated financial statements included elsewhere in this prospectus for a more detailed description of these and other accounting policies of the company.

Sales allowances

At the time of sale, the company records as a reduction of revenue the estimated impact of sales allowances in the form of dealer and customer incentives. There may be numerous types of incentives available at any particular time. This estimate is based upon the assumption that a certain number of vehicles in dealer inventory will have a specific incentive applied against them. If the actual number of vehicles differs from this estimate, or if a different mix of incentives occurs, the sales allowances could be affected.

Sales of receivables

NFC securitizes finance receivables through qualified special purpose entities (QSPEs), which then issue securities to public and private investors. NFC sells receivables to the QSPEs with limited recourse. Gains or losses on sales of receivables are credited or charged to finance revenue in the periods in which the sales occur. Retained interests, which include interest-only receivables, cash reserve accounts and subordinated certificates, are recorded at fair value in the periods in which the sales occur. The accretion of the discount related to the retained interests is recognized on an effective yield basis.

Management estimates the prepayment speed for the receivables sold, the discount rate used to determine the present value of the interest-only receivable and the anticipated net losses on the receivables in order to calculate the gain or loss. The method for calculating the gain or loss aggregates the receivables in a homogenous pool. Estimates are based on historical experience, anticipated future portfolio performance, market-based discount rates and other factors, and are made separately for each securitization transaction. In addition, NFC estimates the fair value of the retained interests on a quarterly basis. The fair value of the interest-only receivable is based on present value estimates of expected cash flows using management's key assumptions of prepayment speeds, discount rates and net losses.

Presentation of NFC's receivables on statement of cash flow

The company classifies NFC's wholesale notes and receivables from national accounts as cash flows from operations on its Statement of Cash Flow. These programs provide financing for the purchase of inventory directly from the company. NFC's retail notes and lease receivables, which provide financing to end customers primarily for the purchase of new and used trucks sold by the company's dealers, are classified as cash flows from investment programs on the Statement of Cash Flow.

Product warranty

Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims. Management actively studies trends of warranty claims and takes action to improve vehicle quality and minimize warranty claims. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Product liability

The company is subject to product liability lawsuits and claims in the normal course of business. To the extent permitted under applicable law, the company maintains insurance to reduce the risk to the company. Most insurance coverage includes self-insured retention. The company records product liability reserves for the self-insured portion of any pending or threatened product liability actions. The reserve is based upon two estimates. First, management determines an appropriate case specific reserve based upon management's best judgment and the advice of legal counsel. These estimates are continually evaluated and adjusted based upon changes in facts or circumstances surrounding the case. Second, management obtains a third party actuarial analysis to determine the amount of additional reserve required to cover certain known claims and all incurred but not reported product liability issues. Based upon this process, management believes that the product liability reserve is appropriate; however, actual claims incurred and the actual settlement values of outstanding claims may differ from the original estimates, requiring adjustments to the reserve.

Pension and other postretirement benefits

The company provides postretirement benefits to a substantial portion of its employees. Costs associated with postretirement benefits include pension and postretirement health care expenses for employees, retirees and surviving spouses and dependents. The company's employee pension and postretirement health care expenses are dependent on management's assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, inflation, long-term expected rate of return on plan assets, retirement rates, mortality rates and other factors. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The inflation assumption is based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience.

The company's approach to establishing the discount rate assumption reflects an investment strategy that effectively settles a portion of its pension liability by investing in a bond portfolio that generates monthly cash flows equal to a portion of the projected monthly pension benefit payments. This portion of the liability is weighted using a discount rate based on the October 31, 2004, effective yield on the dedicated bond investment portfolio. The remaining non-dedicated portion of the liability used the average of the October 31, 2004, yields on the Merrill Lynch Ten Year + High Quality Corporate Bond Index and Moody's AA Corporate Bond Index, both adjusted for an incremental yield of approximately 50 basis points that is to be achieved by active management of the bond portfolio. For the other postretirement benefits, the discount rate is based on the Merrill Lynch Ten Year + High Quality Corporate Bond Index and Moody's AA Corporate Bond Index with a similar provision for an incremental yield.

Based on this approach, at October 31, 2004, the company lowered the discount rate for pension plans to 5.8% from 6.2% at October 31, 2003. The discount rate for the other benefits was lowered from 6.6% at October 31, 2003 to 6.0% at October 31, 2004.

The company determines its expected return on plan asset assumption by evaluating both historical returns as well as estimates of future returns. Specifically, the company analyzed the average historical broad market returns for various periods of time over the past 100 years for equities and over a 30 year period for fixed income securities, and adjusted the computed amount for any expected changes in the long-term outlook for both the equity and fixed income markets. The company considers its current asset mix as well as its targeted asset mix when establishing its expected return on plan assets.

The company's estimate of the long-term rate of return on assets for both its pension and postretirement health benefits was 9.0% at October 31, 2004 and 2003. The company's estimate of the long-term rate of return for its pension and postretirement health benefits was 10.1% and 11.0%, respectively, at October 31, 2002. The company plans on utilizing a 9.0% long-term rate of return on plan assets for both pension and postretirement health benefits in 2005.

See Note 2 to the consolidated financial statements included elsewhere in this prospectus for more information regarding costs and assumptions for employee retirement benefits.

Allowance for losses

The allowance for losses is established through a charge to the provision for losses. The allowance is an estimate of the amount required to absorb losses on the existing portfolio of finance receivables and operating leases that may become uncollectible. The allowance is maintained at an amount management considers appropriate in relation to the outstanding portfolio based on factors such as overall portfolio credit risk quality, historical loss experience, and current economic conditions. Finance receivables and operating leases are charged off to the allowance for losses when amounts due from the customers are determined to be uncollectible.

Under various agreements, International and its dealers may be liable for a portion of customer losses or may be required to repurchase the repossessed collateral at the receivable principal value. Financial services' losses recorded as part of the bad debt provision are net of the amounts received under these agreements.

Impairment of long-lived assets

The company periodically reviews the carrying value of its long-lived assets held and used and assets to be disposed of, including other intangible assets, when events and circumstances warrant such a review. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates of such cash flows and fair value could affect the evaluations.

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation addresses consolidation requirements of variable interest entities (VIEs). In December 2003, the FASB revised this Interpretation to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest for the entity to finance its activities without additional financial support. This Interpretation, as revised, is effective for periods ending after December 15, 2003. The company analyzed its minority investments and determined that it does not have an interest in a VIE, as defined within this Interpretation. Therefore, this Interpretation has no impact on the company's results of operations, financial condition and cash flows.

In December 2003, the FASB issued a revision to SFAS No. 132 (SFAS 132), "Employers' Disclosure about Pensions and Other Postretirement Benefits." This Statement retains the disclosures previously required by SFAS 132 but adds additional disclosure requirements about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It also calls for the required information to be provided separately for pension plans and for other postretirement benefit plans. The disclosures required by this Statement are included in Note 2 to the consolidated financial statements included elsewhere in this prospectus.

In May 2004, the FASB issued FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act) which provides guidance on the accounting for the effects of the Act and requires certain disclosures regarding the effect of the federal subsidy provided by the Act. The company adopted this FSP in May of 2004, retroactive to the effective date of the Act, December 8, 2003. See Note 2 to the consolidated financial statements included elsewhere in this prospectus for the required disclosures.

In March 2004, the Emerging Issues Task Force (EITF) reached a final consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF 03-1 paragraph 21 requires specific disclosure for all investments in an unrealized loss position for which other than temporary impairments have not been recognized. The company does not have any investments in an unrealized loss position for which other-than-temporary impairments have not been recognized.

In June 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". This Statement generally requires the recognition of the cost of employee services received in exchange for an award of equity instruments. This cost is based on the grant date fair value of the equity award and will be recognized over the period during which the employee is required to provide service in exchange for the award. The effective date for the company is the beginning of the first fiscal quarter of 2006. The company is still evaluating the impact, if any, this Statement may have on its results of operations, financial condition or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. The Statement clarifies that abnormal inventory costs should be recognized in the period in which they occur. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will adopt this Statement in fiscal 2006 and will determine the effect, if any, this Statement may have on its results of operations, financial condition and cash flows.

In December 2004, the FASB issued two FASB Staff Positions (FSP's) that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the Act) that was signed into law on October 22, 2004. The Act could affect how companies report their deferred income tax balances. The first FSP is FSP FAS 109-1 (FAS 109-1); the second is FSP FAS 109-2 (FAS 109-2). In FAS 109-1, the FASB concludes that the tax relief (special tax deduction for domestic manufacturing) from the Act should be accounted for as a "special deduction" instead of a tax rate reduction. FAS 109-2 gives a company additional time to evaluate the effects of the Act on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109, "Accounting for Income Taxes." However, companies must provide certain disclosures if it chooses to utilize the additional time granted by the FASB. The company is still evaluating the impact, if any, these FSP's may have on its results of operations, financial condition or cash flows.

Income taxes

The Statement of Financial Condition at October 31, 2004, includes a deferred tax asset of $1,446 million, net of valuation allowances of $76 million. The deferred tax asset at October 31, 2003, of $1,482 million is net of valuation allowances of $110 million. The deferred tax asset has been reduced by the valuation allowance, as management believes it is more likely than not that some portion of the deferred tax asset may not be realized in the future. The valuation allowance was reduced by $34 million in 2004 primarily as a result of restructuring certain foreign operations.

The deferred tax asset at October 31, 2004, includes the tax benefit from cumulative tax net operating losses (NOL) of $1,538 million, cumulative alternative minimum tax and research and development credits of $64 million and cumulative expenses of $2,203 million that have not been deducted on the company's tax returns. The company has no open tax years that are currently under audit by the Internal Revenue Service (IRS), and management believes that it is unlikely the IRS would limit utilization of the NOLs. Until the company has utilized its significant NOL carryforwards and credits, the cash payment of U.S. federal income taxes will be minimal. See Note 3 to the Financial Statements.

The company performs extensive analysis to determine the amount of the net deferred tax asset. Such analysis is based on the premise that the company is, and will continue to be, a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the company. The financial results are evaluated using a number of alternatives in economic cycles at various industry volume conditions. One significant factor considered is the company's role as a leading producer of heavy and medium trucks and school buses and mid-range diesel engines. Realization of the cumulative deferred tax asset, net of liabilities, is dependent on the generation of approximately $3,700 million of future taxable income. Management believes that, with the combination of available tax planning strategies and the maintenance of significant truck and engine market share, sufficient earnings are achievable in order to realize the deferred tax asset, net of liabilities, of $1,413 million.

Currently there is no annual limitation on the company's ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs with respect to the company's capital stock, it would limit the use of NOLs to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of the company's total capital stock in any three-year period. If an ownership change occurs, the company's ability to use domestic NOLs to reduce income taxes is limited to an annual amount based on the fair market value of the company immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate published monthly by the IRS. Currently the company's change in ownership percentage is minimal.

Reconciliation of the company's income (loss) before income taxes from continuing operations for financial statement purposes to U.S. taxable income (loss) for the years ended October 31 is as follows:

Millions of dollars	2004	2003	2002

Income (loss) from continuing operations before income taxes	$311	$(49)	$(772)
Exclusion of income (loss) of foreign subsidiaries	(67)	(51)	133
State income taxes	(2)	—	2
Temporary differences	92	(268)	217
Permanent differences	(60)	(40)	21

U.S. taxable income (loss)	$274	$(408)	$(399)

Business

Our Company

We are a leading manufacturer and distributor of a full line of diesel-powered medium and heavy trucks, school buses and parts and services sold under the International® truck brand and IC™ bus lines. We sell truck products to the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. We are also the leading supplier of mid-range diesel engines in the 160-325 horsepower range. Diesel engines are sold under the International® brand as well as produced for other OEMs in the United States, Mexico and Brazil, principally Ford Motor Company. We are the exclusive supplier of 6.0L electronically controlled diesel engines to Ford through the year 2012 for use in all of Ford's diesel-powered super-duty pick-up trucks and vans between 8,500 and 12,500 lbs. gross vehicle weight, or GVW, in North America.

We market our truck products, parts and services through the industry's largest dealer network in North America, specializing in medium and heavy trucks and school buses. As of April 30, 2005, our dealer network was comprised of 842 locations in North America. In addition, as of April 30, 2005, we had 69 dealer locations in Mexico. Our dealer network offers a comprehensive range of service, financing and other support functions to our customers. We also operate seven North American regional parts distribution centers that provide 24-hour availability and shipment with a 97% order fill rate of our truck and engine parts. We provide certain financial services to our customers and dealers through our financial services operations.

Our financial services operations are conducted through NFC and NIC's three Mexican finance subsidiaries. NFC is a commercial financing organization that provides wholesale, retail and lease financing for sales of new and used trucks sold to dealers and retail customers in the United States. NFC also finances our wholesale accounts and selected retail accounts receivable. NIC's three Mexican finance subsidiaries provide wholesale, retail and lease financing for sales of new and used trucks and service parts sold to dealers and retail customers in Mexico. The financial services operations also finance sales of new and used products of other manufacturers, regardless of whether those products are designed or customarily sold for use with International's truck products.

Demand for our truck and mid-range diesel engine products is cyclical and depends in part on the business environment, particularly the industrial sector. Levels of freight tonnage hauled, which track the primary end use for our truck products, are driven in large part by demand in the industrial sector. In our first quarter, we recorded a profit of $18 million compared to losses in the first quarter of previous years. Based upon our results for fiscal 2004, we generated record revenue and profitability was its highest since fiscal 1999. We also achieved our highest level of engine shipments in fiscal 2004 of 432,800 units.

Set forth below is certain information regarding our principal product lines for fiscal 2004 and, with respect to unit deliveries and estimated market share, our results for fiscal 2004 total units.

Product Line Description	Fiscal 2004 Revenues (in millions)	% of Fiscal 2004 Mfg. Revenues	Fiscal 2004 Unit Deliveries(1)	Estimated 2004 Market Share(2)	Typical End-Use/User

Medium Trucks (Class 6-7)	$1,849	19.5%	39,900	40.3%	Local and regional delivery/beverage, refrigeration, utilities, towing, municipalities and emergency rescue

Heavy Trucks (Class 8)	2,252	23.8%	28,100	17.1%	Long-haul, local and regional delivery/fleets and owner operators

School Buses	946	10.0%	16,000	61.0%	School districts

Severe Service Vehicles	975	10.3%	12,800	23.2%	Construction, waste management and other on-off highway applications

DealCor Subsidiaries(3)	252	2.7%	N/A	N/A	All end-users listed above

Total Trucks	$6,274	66.3%	96,800	28.1%

Mid-Range Diesel Engines	$1,981	20.9%	357,900	NA	Ford and other OEMs

Service Parts	$1,213	12.8%	NA	NA	All end-users listed in this table

(1)
Reflects North American retail unit deliveries of trucks, school buses and severe service vehicles and OEM deliveries of engines.

(2)
Combined North American markets for fiscal 2004.

(3)
Represents revenue of our majority-owned subsidiaries whose principal business is owning an International dealership. These subsidiaries are acquired and disposed of from time to time in order to facilitate the transition of International dealerships from one independent owner to another.

Completion of Five Point Plan and current strategic focus

We have completed a comprehensive, strategic investment and product development program, which we refer to as our Five Point Plan. From 1997 to 2002, we made significant investments, including $1,390 million of research and development and $2,013 million of capital investments, much of which related to our Five Point Plan. These investments have substantially transformed our company by allowing us to upgrade our product line and improve our cost structure. We believe that these actions have enhanced our business and financial profile and improved our position in the marketplace. The goals and results to date of our Five Point Plan are:

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  Developed a new line of high performance truck and engine products to replace our maturing product offerings.  We have developed and substantially completed the launch of a full line of new, high performance trucks, which we refer to as our HPV line. These technologically advanced trucks offer enhanced value to our customers over the entire life of the product, which we refer to as lifecycle value, allowing us to command premium pricing versus competitive products. In 2002, we launched new V-8 engines under the International® and Ford's PowerStroke™ brands. We recently introduced our new 2004 emissions standards compliant I-6 engine, which are used in International trucks and buses. We believe our investment has resulted in the most cost-efficient, productive, reliable and environmentally sound mid-range diesel engines available today.

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  Reduced product complexity.  We have reduced the complexity of our products, which has improved our manufacturing efficiency, purchasing leverage and product reliability. This has also resulted in an improved cost structure by utilizing simpler, more uniform platforms across a greater number of models. We believe this has enhanced the lifecycle value to our customers by providing them with more reliable components and vehicles that are easier to maintain.

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  Improved cost structure.  We have improved our labor and overhead costs, providing more flexibility in our manufacturing processes and improving our competitive position. We have improved our variable cost structure through increased overtime flexibility and a number of other initiatives that have reduced administrative and selling expenses. In 2002, we signed a new five-year UAW collective bargaining agreement resulting in enhanced productivity, a more cost-effective benefits package and new hire wage rates in line with industry competitors.

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  Focused manufacturing facilities.  We have reorganized our manufacturing operations to utilize more focused manufacturing facilities. This strategy shifted the manufacture of high-volume truck models to larger facilities to better leverage our overhead, while more complex, customized trucks are manufactured in lower-cost, more flexible manufacturing facilities. This initiative has improved truck manufacturing efficiency, quality and cost and has reduced the average hours per unit of manufacturing between 20% to 30% and reduced the average cost per hour between 30% to 40%.

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  Expanded presence in Mexico.  We have undertaken a number of initiatives to expand our presence in the Mexican truck market, where our market share increased to approximately 28.6% in 2004 as compared to approximately 5.0% in 1996. Our truck strategy is further enhanced through our Mexico-based Blue Diamond Truck joint venture with Ford, which began production in December 2002. This joint venture enables us to combine International's and Ford's medium truck volumes in North America and Mexico to leverage development, purchasing and manufacturing costs.

Our current strategic focus builds upon the foundation created with the completion of the Five Point Plan. We believe that we have significant new opportunities to increase revenue. In addition, we believe we can continue to improve our cost structure and product quality relative to our competition to further enhance the recent improvements achieved through the completion of the Five Point Plan. Specifically, our strategic focus in the next few years will center around: Great Products, Competitive Cost Structure and Growth:

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  Great products:  We will continue to leverage the investment made in the design and development of our line of High Performance Vehicles. We believe we have a competitive advantage in driver comfort, ergonomics, vehicle maintainability, fuel efficiency and electronics. We will leverage our scale and flexible design to introduce derivative products quickly into the market to meet demand and minimize investment.

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  Set the standard for product quality in the industry:  We believe there is significant opportunity to differentiate ourselves in the marketplace through an improvement in quality relative to our competition. Over the next several years, we will focus on the development and execution of manufacturing, engineering and quality system enhancements that we believe will result in long-term benefits to the company, including increased resale value, improved customer satisfaction, reduced costs and improved market share.

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  Derivative products:  We will introduce derivative products that are built off of the main product platform of our High Performance Vehicles to target specific opportunities. Examples of this are our CXT, MXT, and RXT products that are built off of our 7000 series and 4000 series platforms, respectively. These products are quick-to-market and address specific market demand. We will also launch a low-entry bus and short-length bus that are based off of our existing product platform.

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  Competitive cost structure:  We have developed very aggressive cost improvement targets over the next several years with an objective of net cost reduction of $8,000 per vehicle by 2009 as compared to 2002. These targets include improvements in purchasing and logistics, manufacturing, engineering design and warranty. We have achieved cost reductions of approximately $2,700 per vehicle from 2002 to 2004. This cost reduction included the realization of the benefits provided through the Five Point Plan as well as additional cost reduction opportunities. Our engine group also has developed aggressive cost improvement targets with an objective of between $500 and $600 per engine by 2009 compared to 2004. As the investments required to comply with more frequent and more stringent emission changes increase, we are challenged to reduce cost and manage our investments more stringently. The engine group is committed to returning the base engine business to historic levels of profitability while prudently managing investment for growth and future technology.

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  Product scale:  We believe that scale, from both a design and production perspective, can be a differentiator in our cost structure. In our engine business, we have more scale in mid-range diesel engines worldwide than our competitors. We intend to build on this scale and extend our competitive advantage. An example of this is our announcement to collaborate in the design, development and production of certain powertrain components, including diesel engines, with MAN Nutzfahrzeuge AG. Our recent acquisition of MWM Motores Diesel Ltda further supports our strategy to grow our engine business at both ends of the range of diesel engines currently produced.

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    Global sourcing:  We are committed to identifying and sourcing the most appropriate components and services to meet the requirements of our customers and the company. A key driver in both truck and engine's cost reduction initiatives is a focused strategy of global sourcing.

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  Growth:  We are committed to growth incremental to the recovery in the North American truck market. We believe there are opportunities for expansion and extension of our traditional truck and engine product offerings in both new and existing markets, and there are also opportunities for increased growth within our parts and financial services operations. Our current growth initiatives include:

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  Military opportunities:  We are currently exploring several opportunities to provide vehicles, engines and service parts to both the U.S. and Allied Military. These opportunities include providing both combat and non-combat vehicles as well as V-6 diesel-powered engines.

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  Service parts growth:  We believe that we can increase the growth rate of service parts revenue through increased dealer participation, increased national account services and increased all-makes product offerings. These strategies contributed to a 12.6% and 11.3% growth rate of service parts revenue for fiscal 2004 and 2003, respectively. Going forward, we believe our growth rate of service parts revenue will continue to exceed the historical 5% compound annual growth rate and approach our 2003 and 2004 growth rate.

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  Light-duty diesel expansion:  The under 8,500 lbs. GVW North American pick-up truck market has never had a diesel engine offering. We believe significant opportunities exist for engine growth in this segment, especially with growing consumer acceptance of diesel fuel due to its improved sociability characteristics (noise, vibration, harshness, exhaust smoke and emissions) and its inherent performance superiority over gasoline engines. Our 4.5L V-6 diesel engine will be introduced in 2005 with our new Class 4-5 low cab forward (LCF) vehicle in May 2005. This engine was designed for light-duty applications and we believe the performance and acceptance of these new engines will drive increased demand for our diesel engine into the under 8,500 lbs. GVW market.

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  Dealer distribution strategy:  While we continue to have the most extensive North American dealer network in the industry, we have identified further increases in overall effectiveness of the systems as an opportunity for enhanced competitiveness. We are aggressively realigning and rationalizing our dealer networks. Our strategy is to have a future distribution network with fewer, but larger and more profitable dealer principals. These principals would have more customer service locations, participate in their respective territories consistent with the company's strategy and objectives, and possess the scale to make the required investments.

In addition, as part of our strategy, the company is also pursuing a number of strategic initiatives that the company believes will positively impact growth, cost competitiveness and product capabilities. These strategic initiatives could take the form of joint ventures, acquisitions or strategic alliances or other such relationships that the company believes acceptable.

Competitive strengths

Strong market positions in truck products.    We are a leading manufacturer of Class 6-8 trucks and school buses. In fiscal 2004, our combined market share in the North American Class 6-8 truck market was approximately 28.1%. We are the leading manufacturer of Class 6-7 medium trucks and school bus chassis in North America, with a fiscal 2004 market share of 40.3% for Class 6-7 medium trucks and 61.0% in school bus chassis. Beginning in 1999, we invested significantly in repositioning our truck product brand, resulting in what we believe is one of the strongest brands in the industry. The introduction of our HPV medium trucks has enhanced product quality, lifecycle value and brand strength. Our new integrated bus strategy has allowed us to maintain our market share of approximately 61.0% in fiscal 2004 for buses while improving our market share in bus bodies from approximately 14.8% in 1995 to approximately 53.1% in 2004. Our recommitment to the Class 8 market, improved cost structure and product quality has driven overall Class 8 market share to 18.6% in fiscal 2004, up from 16.4% in fiscal 2003.

Leading global supplier of mid-range diesel engines.    We are the leading global supplier of mid-range diesel engines, shipping approximately 432,800 engines in fiscal 2004. As a result of our significant engine volumes, we have achieved economies of scale which we believe give us a competitive advantage. We have maintained technological leadership and have rapidly developed and deployed new technology to reduce emissions and meet changing regulatory requirements. We believe our diesel engine technology represents the most cost effective solution to our customers in terms of fuel economy, horsepower, torque and emissions. We also have an exclusive supply agreement with Ford to produce mid-range V-8 diesel engines for use in its 8,500 to 12,500 lbs. GVW pick-up trucks, vans and sport-utility vehicles, or SUVs, for sale in North America through 2012. Our strong engine products, including Ford's PowerStroke™ brand, are recognized throughout the industry and by Ford's customers as premium, high-performance products. Of the approximately 2.25 million PowerStroke™ engines we manufactured since 1994, we believe approximately 97% are still in operation today. This proven reliability has helped us to achieve a market share of approximately 50% of these diesel engines in fiscal 2004. Our strong brand recognition, our long-standing Tier I Supplier relationship with Ford and our diesel engine technology leadership allow us to maintain our leading position in mid-range diesel engines.

Improved, more flexible cost structure.    We have improved and continue to improve our cost structure by reducing both fixed and variable costs. As a part of our Five Point Plan, we have re-aligned our manufacturing facilities and processes to increase flexibility and efficiency. We have finalized an agreement with the province of Ontario, and are working with the federal government of Canada to finalize an agreement, to provide us with investment and financial support sufficient to meet our financial requirements and conditions to keep our Chatham facility open. In addition, we have closed both a manufacturing line and the body plant at our Springfield, Ohio facility, and we have streamlined our manufacturing process through increased modularization and automation. In 2002, we signed a new five-year collective bargaining agreement with both the UAW and the CAW that provides for lower wages and benefits for new hires, more flexible overtime, healthcare cost sharing with employees, a reduction in future pension expenses and reduced costs associated with layoffs. As a result of these actions, we believe we will be better positioned to maintain profitability through future downturns in the cyclical truck business and to increase profitability at the peak of this cycle. In 2004, we entered into a new agreement on substantially the same terms with the CAW that expires in June 2009.

Large installed customer base and leading parts program.    As a result of both our strong market positions and the industry's largest dealer network, we have a substantial installed base of truck and engine products that provides us and our dealers with profitable, stable revenues from the sale of truck and engine parts. We believe that there are over 1.6 million International® trucks and over 3.8 million of our mid-range diesel engines in operation throughout the world. Our dealer network has access to our parts database, through which they can order parts for our products and for those of our competitors with a 97% order fill rate in fiscal 2004. Since 2001, our Blue Diamond Parts joint venture with Ford has provided us with another channel for part sales growth. This joint venture sells, markets and distributes parts for our diesel engines sold to Ford in North America and parts associated with trucks produced by the Blue Diamond Truck joint venture. Revenues from truck and engine parts have grown at a 6.6% compound annual growth rate, from $530 million in fiscal 1991 to $1,213 million for fiscal 2004. We are committed to growing our parts distribution business to increase these profitable and stable revenues, which helps to mitigate the impacts of the cyclicality of our truck sales.

Business strategy

Truck strategy

Organic growth through High Performance Vehicle (HPV) platform.    In February 2001, we successfully initiated the introduction of our HPV line. Since that time, we have substantially completed the launch of an entire line of new school buses, high performance medium trucks, severe service vehicles and regional-haul heavy trucks. We position our truck products versus our competitors' on a lifecycle value basis. We are continuously improving the lifecycle value of our products through new innovations. These innovations are expected to result in lower vehicle operating costs, as well as lower repair, maintenance and unplanned downtime costs. The introduction of the medium high performance truck has improved our lifecycle value proposition, which has enabled us to maintain our market share in the Class 6-7 truck market of 40% to 42% since 2001 and has enabled us to maintain premium pricing despite low industry volumes. The commonality of design throughout the product line from Class 6-8 provides us with significant purchasing, engineering and manufacturing scale. It is our intention to continue to leverage this scale through the introduction of new products, including the launch of the International CXT in 2004, our recent entry into the military business with Smart Truck III and the Commercial Utility Vehicle, the low cab forward introduced in May 2005, and a new Line Haul Class 8 scheduled for introduction in 2007.

Improve manufacturing efficiency and cost structure.    As a part of our Five Point Plan, we have focused our manufacturing facilities and simplified product designs resulting in improved efficiency and lower costs. We believe significant investments in truck manufacturing, including a new intelligent body assembly system for medium truck cabs, will greatly reduce labor costs and improve product quality. We have already reduced labor hours per unit through manufacturing efficiencies in our HPV line by approximately 20% to 30% as compared to our previous models. Our focus on streamlining our supply chain to attain greater purchasing leverage is expected to result in significant savings, which we expect to increase as volumes recover. Supplier partnerships have been a key factor in reducing product complexity, improving quality and enhancing customer value.

Leverage Blue Diamond truck production.    In September 2001, we formed the Blue Diamond Truck joint venture with Ford to produce Class 3-7 commercial vehicles. The first Blue Diamond truck, a Class 6-7 medium truck, began production in December 2002. Through this joint venture, we are capitalizing on Ford's and Navistar's combined medium truck volumes to generate manufacturing efficiencies and economies of scale. Additionally, we launched production of the Class 4-5 LCF vehicle in May 2005 and the Class 3 in mid-2007, which represents a new opportunity in a 30,000 to 40,000 unit per year market.

Capitalize on dealer network.    We have the industry's largest dealer network in North America, consisting of 842 dealer locations as of April 30, 2005, which is a key competitive advantage over other truck and school bus manufacturers. We believe that our dealer network as a whole more effectively penetrates the customer base, provides a greater number of value-added services and has better parts availability when compared to our competitors. Our heavy-duty truck customer service was rated #1 by JD Power & Associates in 2004. We continue to strengthen our dealer network by implementing programs designed to train and incentivize dealers to upgrade their facilities and increase their service capabilities. Since 1998, we have worked closely with our dealers to help them achieve our Diamond Standard™ to deliver a "best-in-class" image, facility quality, operating and financial performance. We believe that our dealer network is an important part of our truck strategy, driving both new and used truck unit sales and recurring service and parts revenue.

Engine strategy

Enhance diesel engine technology leadership.    We are an industry leader in diesel engine technology and believe we have an established reputation of meeting and exceeding quality and emissions requirements of our customers and government regulatory agencies, respectively. In March 2002, we launched the new VT 365 V-8 diesel engine for use in our medium trucks. This engine features key technological advances, including four valves per cylinder, an advanced fuel system, cooled exhaust gas recirculation system and advanced turbochargers. In November 2002, we launched our new 6.0L PowerStroke™ V-8 turbo engine for use in Ford's F-Series Super Duty pick-up trucks. In 2004, we launched our new I-6 diesel engine, which is only sold in International trucks and helps us maintain our industry-leading market share for Class 6-7 medium trucks. We believe our diesel engine technology leadership has allowed us to maintain strong market share and provides a platform for future growth.

Capitalize on dieselization trends.    Diesel engines are currently used in a significant portion of North American commercial vehicles. The percentage of Class 5-7 medium trucks and heavy pick-up trucks using diesel engines has increased over time to approximately 95% and 55%, respectively, in 2004 from approximately 50% and 10%, respectively, in 1983. We believe this trend is a result of advances in diesel engine technology, which has dramatically improved fuel economy and power as compared to gasoline engines. In 2004, we maintained a 48% share of total North American on-highway diesel engine production and approximately 50% share of mid-range diesel engines in over 8,500 lbs. GVW pick-up trucks, vans and SUVs. In the future, we expect the global dieselization trends to positively impact our longer-term engine growth opportunities due to our diesel engine technology leadership, market position and product capabilities.

Expand strategic relationships.    We have a long history of strong strategic relationships with major customers and suppliers. We have been supplying diesel engines to Ford since 1982 and have a long-term exclusive supply agreement to provide diesel engines to Ford through 2012 for use in its pick-up trucks, vans and SUVs between 8,500 and 12,500 lbs. GVW in North America. Under this supply agreement, we developed the 6.0L PowerStroke™ V-8 turbo engine, demand for which we expect will continue to grow with the increased dieselization of the heavy duty pick-up truck market. We have significantly expanded our relationship with Ford over the last decade, including the formation of the Blue Diamond joint ventures. We have also leveraged the scale and technology of our suppliers to reduce our manufacturing costs. In addition, we are continuously evaluating joint ventures and other strategic alliances in an effort to expand and grow the business. In December 2004, we announced a strategic relationship with MAN Nutzfahrzeuge AG to collaborate in the design, development and production of certain powertrain components. The first project initiated as part of this agreement is for International to produce 11 to 13 liter engines for the North American Class 8 market based on a MAN design.

Discontinued operations

On October 29, 2002, the company announced its decision to exit the domestic truck business in Brazil effective October 31, 2002. The financial results for this business have been classified as discontinued operations on the Statement of Income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Financial and operating data reported in this Business Section has been restated to reflect the discontinuance of this operation for all periods presented. For further information, see Note 12 to the consolidated financial statements included elsewhere in this prospectus.

Products and services

The following table illustrates the percentage of the company's sales of products and services by product line based on dollar amount:

	Years Ended October 31
Product Line	2004	2003	2002

Class 6 and 7 medium trucks and school buses	30%	32%	30%
Class 8 heavy trucks	34%	25%	28%
Truck service parts	10%	12%	12%

Total truck	74%	69%	70%
Engine (including service parts)	23%	27%	26%
Financial services	3%	4%	4%

Total	100%	100%	100%

The truck segment manufactures and distributes a full line of diesel-powered trucks and school buses in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. The truck segment also provides customers with proprietary products needed to support the International® truck and the IC™ bus lines, together with a wide selection of other standard truck and trailer aftermarket parts. The company offers diesel-powered trucks and school buses because of their improved fuel economy, ease of serviceability and greater durability over gasoline-powered vehicles.

The truck and bus manufacturing operations in the U.S., Canada and Mexico consist principally of the assembly of components manufactured by its suppliers, although the company produces its own mid-range diesel truck engines, sheet metal components (including cabs) and miscellaneous other parts.

The engine segment designs and manufactures diesel engines for use in the company's Class 6 and 7 medium trucks, school buses and selected Class 8 heavy truck models, and for sale to original equipment manufacturers (OEMs) in the U.S., Mexico and Brazil. This segment also sells engines for industrial and agricultural applications. In addition, the engine segment provides customers with proprietary products needed to support the International® engine lines, together with a wide selection of other standard engine and aftermarket parts. Based upon information published by R.L. Polk & Company, diesel-powered Class 5, 6 and 7 medium truck and bus shipments represented 95% of all medium truck and bus shipments for fiscal 2004 in the U.S. and Canada.

The financial services segment provides retail, wholesale and lease financing of products sold by the truck segment and its dealers within the U.S. and Mexico as well as finances the company's wholesale accounts and selected retail accounts receivable. The foreign finance subsidiaries' primary business is to provide wholesale, retail and lease financing to the Mexican operations' dealers and retail customers.

The medium and heavy truck industry

The markets in which Navistar competes are subject to considerable volatility as they move in response to cycles in the overall business environment. They are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Government regulation has impacted, and will continue to impact, trucking operations and the efficiency and specifications of equipment.

The following table shows industry retail deliveries in the combined U.S. and Canadian markets for the five years ended October 31, in thousands of units:

	2004	2003	2002	2001	2000

Class 6 and 7 medium trucks and school buses	125.4	104.1	100.1	123.9	163.5
Class 8 heavy trucks	219.3	159.3	163.3	163.7	258.3

Total	344.7	263.4	263.4	287.6	421.8

Industry retail deliveries of Class 6 through 8 trucks and school buses in the Mexican market were 24,700 units, 24,000 units and 24,100 units in 2004, 2003 and 2002, respectively, based on monthly data provided by the Associacion Nacional de Productores de Autobuses, Camiones y Tractocamiones.

The Class 6 through 8 truck markets in the U.S., Canada and Mexico are highly competitive. Major U.S. domestic competitors include PACCAR, Ford Motor Company (Ford) and General Motors. Competing foreign-controlled domestic manufacturers include: Freightliner, Sterling and Western Star (Daimler Chrysler) and Volvo and Mack (Volvo Global Trucks). In addition, manufacturers from Japan such as Hino (Toyota), Isuzu, Nissan and Mitsubishi are competing in the U.S. and Canadian markets. In Mexico, the major domestic competitors are Kenmex (PACCAR), General Motors and Mercedes (Daimler Chrysler). The intensity of this competition results in price discounting and margin pressures throughout the industry. In addition to the influence of price, market position is driven by product quality, engineering, styling, utility and distribution.

From October 31, 2004, the company's truck segment currently estimates $317 million in capital spending through 2007 for the continued development of the company's products.

Truck market share

The company delivered 56,200 Class 6 through 8 trucks, including school buses, in the U.S. and Canada in the first six months of 2005, an increase of 27% from the 44,200 units delivered in the first six months of 2004. This increase in deliveries can be attributed to a 27.5% industry unit increase in 2005 from 2004 period over period. Market share decreased to 27.9% in the first six months of 2005 from 28.0% in the first six months of 2004. The company's overall market share in the first six months of 2005 was adversely impacted by the industry growth within the Class 8 heavy truck market, a market in which the company has its smallest market share. However, the company's Class 8 heavy truck market share continued to improve, increasing to 19.3%, an increase of two percentage points over the first six months of 2004. In addition, the company experienced slight market share increases within Class 6 and 7 medium truck and bus from the comparable period last year. The medium truck market continues to experience pricing competition in a very competitive marketplace.

The company delivered 96,800 Class 6 through 8 trucks, including school buses, in the U.S. and Canada in fiscal 2004, an increase of 28% from the 75,700 units delivered in 2003. This increase in deliveries can be attributed to a 31% industry unit increase in 2004 from 2003. Market share decreased to 28.1% in 2004 from 28.8% in 2003. The company's overall market share in 2004 was adversely impacted by the industry growth within the Class 8 heavy truck market, a market in which the company has its smallest market share. However, the company did significantly increase its Class 8 heavy truck market share to 19%, an increase of three percentage points over its 2003 Class 8 heavy market share of 16%. In addition, the company experienced slight market share decreases within Class 6 and 7 medium truck and bus due to increased pricing competition in very competitive marketplaces.

The company delivered 7,000 Class 6 through 8 trucks, including school buses, in Mexico in 2004, an 8% increase from the 6,500 units delivered in 2003. Navistar's combined share of the Class 6 through 8 truck markets in Mexico increased to 28.6% in 2004 from 27.3% in 2003.

Marketing and distribution

Navistar's truck products are distributed in virtually all key markets in the U.S. and Canada. The company's truck distribution and service network in these countries was composed of 847, 843 and 872 dealers and retail outlets at October 31, 2004, 2003 and 2002, respectively. Included in these totals were 515, 496 and 502 secondary and associate locations at October 31, 2004, 2003 and 2002, respectively. The company also has a dealer network in Mexico composed of 69 dealer locations at October 31, 2004, and 70 dealer locations at October 31, 2003 and 2002.

Five regional operations in the U.S. and general offices in Canada and Mexico support retail dealer activity. The company has a national account sales group, responsible for 72 major U.S. national account customers. Navistar's network of 15 Used Truck Centers in the U.S. provides trade-in support to the company's dealers and national accounts group, and markets all makes and models of reconditioned used trucks to owner-operators and fleet buyers.

In the U.S. and Canada, the company operates seven regional parts distribution centers, which allow it to offer 24-hour parts availability, order status information and technical support. The company also operates a parts distribution center in Mexico.

Engine and foundry

Navistar is the leading supplier of mid-range diesel engines in the 160-325 horsepower range according to data supplied by Power Systems Research of Minneapolis, Minnesota. The company's diesel engines are sold under the International® brand as well as produced for other OEMs, principally Ford.

Navistar has an agreement to supply its 6.0L electronically controlled diesel engine to Ford through the year 2012 for use in all of Ford's diesel-powered super-duty trucks and vans over 8,500 lbs. gross vehicle weight (GVW) in North America. Shipments to Ford account for approximately 96% of the engine segment's 6.0L shipments. Total engine units shipped reached 432,800 in 2004, 9% higher than the 396,000 units shipped in 2003. The company's shipments of engines to OEMs totaled 357,900 units in 2004, an increase of 8% from the 332,400 units shipped in 2003.

From October 31, 2004, the company's engine segment currently estimates $351 million in capital spending and $455 million in development expense through 2007 primarily to comply with future emission standards and other engine projects.

Financial services

NFC is a commercial financing organization that provides wholesale, retail and lease financing for sales of new and used trucks sold by the company and its dealers in the U.S. NFC also finances the company's wholesale accounts and selected retail accounts receivable. Sales of new products (including trailers) of other manufacturers are also financed regardless of whether designed or customarily sold for use with the company's truck products. As of the year ended October 31, 2004 and 2003, NFC provided wholesale financing for 95% and 96%, respectively, of the new truck inventory sold by the company to its dealers and distributors in the U.S. During 2004 and 2003, the company provided retail and lease financing for 16% of all new truck units sold or leased by the company to retail customers.

Navistar's wholly owned subsidiaries, Arrendadora Financiera Navistar, S.A. de C.V., Servicios Financieros Navistar, S.A. de C.V. and Navistar Comercial, S.A. de C.V., provide wholesale, retail and lease financing to the truck segment's dealers and retail customers in Mexico.

Important supporting operations

International Truck and Engine Corporation Canada has an agreement with a subsidiary of General Electric Capital Canada, Inc. to provide financing for Canadian dealers and customers.

Research and development

Research and development activities, which are directed toward the introduction of new products, improvements of existing products and the processes used in their manufacture, totaled $207 million, $216 million and $218 million for 2004, 2003 and 2002, respectively.

Backlog

The company's worldwide backlog of unfilled truck orders (subject to cancellation or return in certain events) at October 31, 2004, 2003 and 2002, was $1,530 million, $1,143 million and $1,080 million, respectively. All of the backlog at October 31, 2004, is expected to be filled within the next fiscal year.

Although the backlog of unfilled orders is one of many indicators of market demand, other factors such as changes in production rates, available capacity, new product introductions and competitive pricing actions may affect point-in-time comparisons.

Environmental matters

The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law, the Comprehensive Environmental Response, Compensation and Liability Act, popularly known as the Superfund law. These cases involve sites that allegedly received wastes from current or former company locations. Based on information available to the company which, in most cases, consists of data related to quantities and characteristics of material generated at current or former company locations, material allegedly shipped by the company to these disposal sites, as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews all accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

Two sites formerly owned by the company, Wisconsin Steel in Chicago, Illinois, and Solar Turbines in San Diego, California, have been identified as having soil and groundwater contamination. While investigations and cleanup activities continue at both sites, the company anticipates that all necessary costs to complete the cleanup have been adequately reserved.

Properties

In North America, the company operates eleven manufacturing and assembly operations, which contain approximately 12 million square feet of floor space. Of these eleven facilities, nine plants are owned and two are subject to long-term leases. Six plants manufacture and assemble trucks and five plants are used by the company's engine segment. Of these five plants, three manufacture diesel engines, one manufactures grey iron castings and one manufactures ductile iron castings. In addition, the company owns or leases other significant properties in the U.S. and Canada including vehicle and parts distribution centers, sales offices, two engineering centers which serve the company's truck and engine segments, and its headquarters which is located in Warrenville, Illinois. In addition, the company owns and operates manufacturing plants in both Brazil and Argentina, which contain a total of 500,000 square feet of floor space for use by the company's South American engine subsidiary.

The truck segment's principal research and engineering facility is located in Fort Wayne, Indiana, while the engine segment's principal facility is located in Melrose Park, Illinois. In addition, certain research is conducted at each of the company's manufacturing plants.

All of the company's plants are being utilized and have been adequately maintained, are in good operating condition and are suitable for its current needs through productive utilization of the facilities. These facilities, together with planned capital expenditures, are expected to meet the company's manufacturing needs in the foreseeable future.

A majority of the activity of the financial services operations is conducted from its leased headquarters in Schaumburg, Illinois. The financial services operations also lease two other office locations in the U.S. and one in Mexico.

Employees

Worldwide employees totaled 14,900 individuals at April 30, 2005 and 14,100 individuals at April 30, 2004 and totaled 14,800 individuals at October 31, 2004, 14,200 individuals at October 31, 2003 and 16,500 individuals at October 31, 2002.

Labor relations

As of October 31, 2004, the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) represented 4,900 of the company's active employees in the U.S., and the National Automobile, Aerospace and Agricultural Implement Workers of Canada (CAW) represented 900 of the company's active employees in Canada. Other unions represented 1,700 of the company's active employees in the U.S. and Mexico. The company's master contract with the UAW expires on September 30, 2007. On June 23, 2004, the company and the CAW agreed to extend the expiration date of the existing labor contract to June 30, 2009.

Patents and trademarks

Navistar continuously obtains patents on its inventions and owns a significant patent portfolio. Additionally, many of the components which Navistar purchases for its products are protected by patents that are owned or controlled by the component manufacturer. Navistar has licenses under third-party patents relating to its products and their manufacture and grants licenses under its patents. The monetary royalties paid or received under these licenses are not significant. No particular patent or group of patents is considered by the company to be essential to its business as a whole. See Legal Proceedings below, for discussion regarding various claims and controversies between the company and Caterpillar Inc. (Caterpillar).

Navistar's primary trademarks are an important part of its worldwide sales and marketing efforts and provide instant identification of its products and services in the marketplace. To support these efforts, Navistar maintains, or has pending, registrations of its primary trademarks in those countries in which it does business or expects to do business. Navistar grants licenses under its trademarks for consumer-oriented goods, such as toy trucks and apparel, outside the product lines which it manufactures. The monetary royalties received under these licenses are not significant.

Raw materials and energy supplies

The company purchases raw materials, parts and components from numerous outside suppliers. To avoid duplicate tooling expense and to maximize volume benefits, single-source suppliers fill a majority of the company's requirements for parts and components.

The impact of an interruption in supply will vary by commodity. Some parts are generic to the industry while others are of a proprietary design requiring unique tooling, which would require effort to relocate. However, the company's exposure to a disruption in production as a result of an interruption of raw materials and supplies is no greater than the industry as a whole. In order to alleviate losses resulting from an interruption in supply, the company maintains contingent business interruption insurance for loss of earnings and/or extra expense directly resulting from physical loss or damage at a direct supplier location.

While the company believes that it has adequate assurances of continued supply, the inability of a supplier to deliver could have an adverse effect on production at certain of the company's manufacturing locations. The company's exposure in Mexico and Brazil to an interruption in local supply could result in an inability to meet local content requirements.

Impact of government regulation

Truck and engine manufacturers continue to face significant governmental regulation of their products, especially in the areas of environment and safety. The company believes its products comply with all applicable environmental and safety regulations.

As a diesel engine manufacturer, the company has incurred research, development and tooling costs to design its engine product lines to meet United States Environmental Protection Agency (U.S. EPA) and California Air Resources Board (CARB) emission requirements that came into effect in 2004. The company is currently providing engines that satisfy CARB's 2004 emission standards for engines used in vehicles from 8,501 to 14,000 lbs. GVW. With a Federal Court's affirmation in 2001 of the U.S. EPA's 2007 rule for heavy-duty diesel engines and its accompanying requirement of low sulfur diesel fuel beginning in 2006 and the settlement in 2003 of issues relating to other technical provisions of the U.S. EPA's 2004 and 2007 and CARB's 2005 rule, all of which the company actively participated in, the company intends to provide heavy-duty engines that will comply with the more stringent CARB and U.S. EPA emission standards for 2004 and later model years. At the same time, Navistar expects to meet all of the obligations it agreed to in the Consent Decree entered into July 1999 with the U.S. EPA and in a Settlement Agreement with CARB concerning alleged excess emissions of nitrogen oxides.

Canadian and Mexican heavy-duty engine emission regulations essentially mirror those of the U.S. EPA, except that compliance in Mexico is conditioned on availability of low sulfur diesel fuel. The company's engines comply with emission regulations of Argentina, Brazil, Canada and Mexico.

Truck manufacturers are also subject to various noise standards imposed by federal, state and local regulations. The engine is one of a truck's primary noise sources, and the company,

therefore, works closely with OEMs to develop strategies to reduce engine noise. The company is also subject to the National Traffic and Motor Vehicle Safety Act (Safety Act) and Federal Motor Vehicle Safety Standards (Safety Standards) promulgated by the National Highway Traffic Safety Administration. The company believes it is in compliance with the Safety Act and the Safety Standards.

Expenditures to comply with various environmental regulations relating to the control of air, water and land pollution at production facilities and to control noise levels and emissions from the company's products have not been material. It is not expected that the costs of compliance with foreseeable environmental requirements will have a material effect on the company's statement of financial condition or the results of operations.

Legal proceedings

The company and its subsidiaries are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings that constitute ordinary routine litigation incidental to the business of the company and its subsidiaries. The majority of these claims and proceedings relate to commercial, product liability and warranty matters. In the opinion of the company's management, the disposition of these proceedings and claims, including those discussed below, after taking into account established reserves and the availability and limits of the company's insurance coverage, will not have a material adverse effect on the business or the financial condition of the company.

The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law, the Comprehensive Environmental Response, Compensation and Liability Act, popularly known as the Superfund law. These cases involve sites that allegedly received wastes from current or former company locations. Based on information available to the company which, in most cases, consists of data related to quantities and characteristics of material generated at current or former company locations, material allegedly shipped by the company to these disposal sites, as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews all accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

Two sites formerly owned by the company, Wisconsin Steel in Chicago, Illinois and Solar Turbines in San Diego, California, were identified as having soil and groundwater contamination. While investigations and cleanup activities continue at both sites, the company anticipates that all necessary costs to complete the cleanup have been adequately reserved.

In December 2003, the United States Environmental Protection Agency (US EPA) issued a Notice of Violation to the company in conjunction with the operation of its engine casting facility in Indianapolis, Indiana. Specifically, the US EPA alleged that the company violated applicable environmental regulations by failing to obtain the necessary permit in connection with the construction of certain equipment and complying with the best available control technology for emissions from such equipment. The company is currently in discussions with the US EPA and believes that its discussions will result in capital improvements together with monetary sanctions which will not be material.

Various claims and controversies have arisen between the company and its former fuel system supplier, Caterpillar Inc. (Caterpillar), regarding the ownership and validity of certain patents covering fuel system technology used in the company's new version of diesel engines that were introduced in February 2002. In June 1999, in Federal Court in Peoria, Illinois, Caterpillar sued Sturman Industries, Inc. (Sturman), the company's joint venture partner in developing fuel system technology, alleging that technology invented and patented by Sturman and licensed to the company, belongs to Caterpillar. After a trial, on July 18, 2002, the jury returned a verdict in favor of Caterpillar finding that this technology belongs to Caterpillar under a prior contract between Caterpillar and Sturman. Sturman appealed the adverse judgment, and the jury's verdict was reversed by the appellate court on October 28, 2004 and remanded to the district court for retrial. The company is cooperating with Sturman in this effort. In May 2003, in Federal Court in Columbia, South Carolina, Caterpillar sued the company, its supplier of fuel injectors and joint venture, Siemens Diesel Systems Technology, L.L.C., and Sturman for patent infringement alleging that the Sturman fuel system technology patents and certain Caterpillar patents are infringed in the company's new engines. The company believes that it has meritorious defenses to the claims of infringement of the Sturman patents as well as the Caterpillar patents and will vigorously defend such claims. In January 2002, Caterpillar sued the company in the Circuit Court in Peoria County, Illinois, alleging the company breached the purchase agreement pursuant to which Caterpillar supplied fuel systems for the company's prior version of diesel engines. Caterpillar's claims involve a 1990 agreement to reimburse Caterpillar for costs associated with the delayed launch of the company's V-8 diesel engine program. Reimbursement of the delay costs was made by a surcharge of $8.08 on each injector purchased and the purchase of certain minimum quantities of spare parts. In 1999, the company concluded that, in accordance with the 1990 agreement, it had fully reimbursed Caterpillar for its delay costs and stopped paying the surcharge and purchasing the minimum quantities of spare parts. Caterpillar is asserting that the surcharge and the spare parts purchase requirements continue throughout the life of the contract and has sued the company to recover these amounts, plus interest. Caterpillar also asserts that the company failed to purchase all of its fuel injector requirements under the contract and, in collusion with Sturman, failed to pursue a future fuel systems supply relationship with Caterpillar. The company believes that it has meritorious defenses to Caterpillar's claims.

Along with other vehicle manufacturers, the company and certain of its subsidiaries have been subject to an increase in the number of asbestos-related claims in recent years. Management believes that such claims will not have a material adverse affect on the company's financial condition or results of operations. In general these claims relate to illnesses alleged to have resulted from asbestos exposure from component parts found in older vehicles, although some cases relate to the presence of asbestos in company facilities. In these claims the company is not the sole defendant, and the claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. Management has strongly disputed these claims, and it has been the company's policy to defend against them vigorously. Historically, the actual damages paid out to claimants have not been material to the company's results of operations and financial condition. However, management believes the company and other vehicle manufacturers are being more aggressively targeted, largely as a result of bankruptcies of manufacturers of asbestos and products containing asbestos. It is possible that the number of these claims will continue to grow, and that the costs for resolving asbestos related claims could become significant in the future.

On October 13, 2004, the company received a request from the staff of the Securities and Exchange Commission (SEC) to voluntarily produce certain documents and information related to the company's accounting practices with respect to defined benefit pension plans and other postretirement benefits. The company is fully cooperating with this request. Based on the status of the inquiry, the company is not able to predict the final outcome.

On January 31, 2005, the company announced that it would restate its financial results for fiscal years 2002 and 2003 and the first three quarters of fiscal 2004. The SEC notified the company on February 9, 2005, that it was conducting an informal inquiry into the company's restatement. On March 17, 2005, the company was advised by the SEC that the status of the inquiry had been changed to a formal investigation. The company is fully cooperating with the SEC on this investigation. Based on the status of the investigation, the company is not able to predict the final outcome.

Management

The following sets forth selected information with respect to our directors and executive officers.

Name	Age	Position

Daniel C. Ustian	54	Chairman, President and Chief Executive Officer
Robert C. Lannert	65	Vice Chairman and Chief Financial Officer
Steven K. Covey	53	Senior Vice President and General Counsel
Terry M. Endsley	49	Vice President and Treasurer
Mark T. Schwetschenau	49	Senior Vice President and Controller
Thomas M. Hough	59	Vice President, Strategic Initiatives
Robert J. Perna	41	Corporate Secretary
D.T. (Dee) Kapur	50	President, Truck Group, International
John J. Allen	47	President, Engine Group, International
Phyllis E. Cochran	52	Vice President and General Manager, Parts Group, International
Pamela J. Turbeville	54	Senior Vice President and General Manager, International Finance Group
Gregory W. Elliott	43	Vice President, Corporate Human Resources and Administration
Y. Marc Belton	46	Director
Eugenio Clariond	61	Director
John D. Correnti	58	Director
Dr. Abbie J. Griffin	50	Director
Michael N. Hammes	63	Director
James H. Keyes	64	Director
David McAllister	49	Director
Southwood J. Morcott	67	Director

Daniel C. Ustian has served as Chairman since February 2004, and as President and Chief Executive Officer since 2003 and as a Director since 2002. Mr. Ustian also has served as Chairman of International since 2004 and as President and Chief Executive Officer of International since 2003 and a Director since 2002. Mr. Ustian was President and Chief Operating Officer from 2002 to 2003. In addition, he was President and Chief Operating Officer of International from 2002 to 2003. Mr. Ustian was also President of the Engine Group of International from 1999 to 2002. Prior to this, Mr. Ustian served as Group Vice President and General Manager of Engine and Foundry from 1993 to 1999.

Robert C. Lannert has served as our Chief Financial Officer and a Director since 1990. Mr. Lannert has served as our Vice Chairman since 2002. Mr. Lannert was also Executive Vice President from 1990 to 2002. Mr. Lannert has also served as Vice Chairman and Chief Financial Officer of International since 2002. Prior to this, Mr. Lannert served as Executive Vice President and Chief Financial Officer of International from 1990 to 2002, and a Director since 1987.

Steven K. Covey has served as our Senior Vice President and General Counsel since September 2004. Mr. Covey has also served as Senior Vice President and General Counsel of International since September 2004. Prior to this, Mr. Covey served as our Deputy General

Counsel from April 2004 to September 2004, and as Vice President and General Counsel of International Financial Group from 2000 to 2004. Mr. Covey also served as Corporate Secretary for Navistar International Corporation from 1990 to 2002 and as Associate General Counsel of International from 1992 to 2000.

Terry M. Endsley has served as our Vice President and Treasurer since March 2003. Mr. Endsley has also served as Vice President and Treasurer of International since March 2003. Prior to this, Mr. Endsley served as our Assistant Treasurer from 1997 to March 2003 and as Assistant Treasurer of International from 1997 to March 2003.

Mark T. Schwetschenau has served as our Senior Vice President and Controller since August of 2004. Prior to this, Mr. Schwetschenau served as Vice President and Controller since 1998. Mr. Schwetschenau is also Senior Vice President, Information Technology and Controller of International since August 2004, and prior to this served as Vice President and Controller of International since 1998.

Thomas M. Hough has served as our Vice President, Strategic Initiatives since March 2003. Prior to this, Mr. Hough served as Vice President and Treasurer from 1992 to March 2003. Mr. Hough also served as Vice President and Treasurer of International from 1992 to March 2003.

Robert J. Perna has served as our Corporate Secretary since June 2001. Mr. Perna also is General Attorney, Finance and Securities, of International since 2001. Prior to this, Mr. Perna served as Associate General Counsel, General Electric Railcar Services Corporation, a subsidiary of GE Capital Corp. from 2000 to 2001; Senior Counsel, Finance and Securities, of International from 1997 to 2000.

D.T. (Dee) Kapur has served as President of the Truck Group of International since September 2003. Prior to this, Mr. Kapur served as Executive Director, North American Business Revitalization, Value Engineering, Ford Motor Company; Executive Director, Ford Outfitters, North American Truck from 2001 to 2002; and Vehicle Line Director, Full Size Pick-ups and Utilities from 1997 to 2001.

John J. Allen has served as President of the Engine Group of International since January 2004. Prior to this, Mr. Allen served as Vice President and General Manager of the Parts Group of International from 2002 to 2004; Mr. Allen served as Vice President and General Manager of the Blue Diamond Truck Company, an International and Ford Motor Company Joint Venture from 2001 to 2002 and as Assistant General Manager of International's Heavy Vehicle Center from 1997 to 2001.

Phyllis E. Cochran has served as Vice President and General Manager of International's Parts Group since January 2004. Prior to this, Ms. Cochran served as Vice President and General Manager of the International Finance Group of International from March 2003 to January 2004; Ms. Cochran served as Chief Executive Officer and General Manager of Navistar Financial Corporation from February 2003 to January 2004 and as Executive Vice President and General Manager of Navistar Financial Corporation from December 2002 to February 2003. Ms. Cochran also served as Vice President of Operations for Navistar Financial Corporation from 2000 to 2002; and Vice President & Controller for Navistar Financial Corporation from 1994 to 2000.

Pamela J. Turbeville has served as Senior Vice President and General Manager of the International Finance Group since February 2004. Ms. Turbeville also serves as Chief Executive Officer and as a Director of Navistar Financial Corporation since February 2004. Prior to this, Ms. Turbeville served as Senior Vice President, Human Resources and Administration of International from 1998 to 2004.

Gregory W. Elliott has served as Vice President, Corporate Human Resources and Administration since September 2004. Prior to this, Mr. Elliott served as Vice President, Corporate Communications from 2000 to 2004. Prior to joining International, Mr. Elliott served as a Director of Executive Communications from 1997 to 1999.

Y. Marc Belton has served as a director since 1999. He is Senior Vice President, Worldwide Health, Brand and New Business Development, since May 2005. Prior to this, Mr. Belton served as Senior Vice President of General Mills, Inc. and President of Yoplait USA, General Mills Canada Corporation and New Business Development from 2002 to May 2005. General Mills, Inc. is engaged in manufacturing and marketing of consumer food products. He was President of the "Big G" Cereal Division from 1999 to 2002. From 1997 to 1999 he was President of the New Ventures Division. From 1994 to 1997 he was President, Snacks Division. He was named a Vice President of General Mills in 1991. He serves on the board of directors of Urban Ventures, the Guthrie Theater, as well as the Board of Trustees of Northwestern College. He is also a member of the Executive Leadership Council and Co-Chairman of the Salvation Army Capital Campaign.

Eugenio Clariond has served as a director since 2002. He is Chairman of the Board and Chief Executive Officer of Grupo IMSA, a producer of steel processed products, steel and plastic construction products and aluminum and other related products, since 2003. Prior to his present position he was President and Chief Executive Officer, since 1984. He is a director of Texas Industries, Inc. and Vice Chairman of the World Business Counsel for Sustainable Development and Vice President of the Mexican chapter of the Latin American Business Counsel.

John D. Correnti has served as a director since 1994. He was Chairman of the Board and Chief Executive Officer of Birmingham Steel Corporation, a manufacturer of steel and steel products, from 1999 to 2002. On June 3, 2002, Birmingham Steel Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Mr. Correnti served as Chief Executive Officer, President and Vice Chairman of Nucor Company, a mini mill manufacturer of steel products, from 1996 to 1999, and as its President and Chief Operating Officer and as a director from 1991 to 1996. He is a director of Corrections Corporation of America.

Dr. Abbie J. Griffin has served as a director since 1998. She is a Professor of Business Administration at the University of Illinois, Urbana-Champaign since 1997. She was Associate Professor of Marketing and Production Management from 1993 to 1997 at the University of Chicago, Graduate School of Business.

Michael N. Hammes has served as a director since 1996. He is Chairman and Chief Executive Officer of Sunrise Medical Inc., which designs, manufacturers and markets home medical equipment worldwide, since 2000. He was Chairman and Chief Executive Officer of the Guide Corporation, an automotive lighting business, from 1998 to 2000. He was also Chairman and Chief Executive Officer of The Coleman Company, Inc., a manufacturer and distributor of camping and outdoor recreational products and hardware/home products, from 1993 to 1997. He is a member of the Board of Visitors of Georgetown University's School of Business.

James H. Keyes has served as a director since 2002. He retired as Chairman of the Board of Johnson Controls, Inc., an automotive system and facility management and control company, in 2003, a position he had held since 1993. He served as Chief Executive Officer of Johnson Controls, Inc. from 1988 until 2002. He is a director of LSI Logic Corporation and Pitney Bowes, Inc.

David McAllister has served as a director since 2001. He is Administrative Assistant to the UAW's Vice President since 1999. He was Administrative Assistant and Co-Director from 1998 to 1999, Associate Co-Director from 1996 to 1998 and Program Coordinator from 1989 to 1996, of the UAW-DaimlerChrysler National Training Center. He is a founding member of the Chelsea Civic Foundation and a member of the NAACP.

Southwood J. Morcott has served as a director since 2000. He retired as Chairman of the Board of Dana Corporation, a manufacturer and distributor of automotive and vehicular parts, in 2000, a position he had held since 1990. He was Chief Executive Officer from 1989 to 1999 and President from 1986 to 1996 of Dana Corporation. He is a director of CSX Corporation and Johnson Controls, Inc.

Composition of the Board of Directors

Our board of directors currently has 10 members, who are divided into three classes (Class I, Class II and Class III). One class is elected at each annual meeting of shareowners to serve for a three-year term or until their earlier death, resignation or retirement pursuant to the board's retirement policy.

In July 1993, the company restructured its post-retirement health care and life insurance benefits pursuant to a settlement agreement, which required, among other things, the addition of a seat on the company's board of directors. The director's seat is filled by a person appointed by the United Automobile, Aerospace & Agricultural Implement Workers of America, which is currently Mr. David McAllister.

For a number of years, a substantial majority of our board has been comprised of independent directors. A copy of our existing guidelines for determining director independence, as included in the board's Corporate Governance Guidelines, is available on the Investor Relations section of our website at www.nav-international.com, and are consistent with the NYSE's corporate governance listing standards. Currently, the only non-independent members of the board are Messrs. Ustian and Lannert. The board has affirmatively determined that Messrs. Belton, Clariond, Correnti, Hammes, Keyes, Morcott, McAllister, Patient and Ms. Griffin, being all of the other members of the board, meet the standards of independence set by the board and are independent from management.

Board Committees

The board has five standing committees: an audit committee, a compensation committee, an executive committee, a finance committee and a nominating and governance committee. Below is a description of each committee.

Audit Committee.    The audit committee is composed of 5 directors, none of whom are employees of the company. The committee oversees the company's financial reporting process on behalf of the board. During fiscal 2004, the committee reviewed the fiscal 2004 audit plans of the company's independent public accountants and internal audit staff, reviewed the audit of the company's accounts with the independent public accountants and the internal auditors, considered the adequacy of audit scope and reviewed and discussed with the auditors and management the auditors' reports. The committee recommended the selection of the company's independent public accountants. The committee also reviewed environmental surveys and compliance activities for the company's facilities and the expense accounts of principal executives and reviews and decides on conflicts of interest that may affect directors. The committee is governed by a written charter, a copy of which is available on the Investor Relations section of the company's website at www.nav-international.com. The audit committee consists of Messrs. Keyes, Belton, Correnti, McAllister and Ms. Griffin.

Compensation Committee.    The compensation committee (formerly, the committee on compensation and governance) is composed of 5 directors, none of whom are employees of the company. All of the members of the committee meet the independence requirements of the NYSE listing standards and the board's corporate governance guidelines. The committee recommends to the board the election, responsibilities and compensation of all executive officers. Upon management's recommendation, the committee also reviews basic changes to non-represented employees' base compensation and incentive and benefit plans. Until February 1, 2005, the compensation committee was also responsible for the organization of the board and performed the functions of a nominating committee, reviewing and making recommendations to the board concerning nominees for election as directors. The committee is governed by a written charter, a copy of which is available on the Investor Relations section of the company's website at www.nav-international.com. The compensation committee consists of Messrs. Morcott, Clariond, Correnti, Hammes and Keyes.

Executive Committee.    The executive committee is composed of 4 directors, three of whom are not employees of the company. The committee represents the board between meetings for the purpose of consulting with officers, considering matters of importance and either taking action or making recommendations to the board. The executive committee consists of Messrs. Ustian, Hammes, Keyes and Morcott.

Finance Committee.    The finance committee is composed of 5 directors, none of whom are employees of the company. The committee reviews the company's financing requirements; custody and management of assets which fund the pension and retirement savings plans of the company's subsidiaries; procedures by which projections and estimates of cash flow are developed; dividend policy; and operating and capital expenditure budgets. The committee is governed by a written charter, a copy of which is available on the Investor Relations section of the company's website at www.nav-international.com. The finance committee consists of Messrs. Hammes, Belton, Clariond, McAllister and Ms. Griffin.

Nominating and Governance Committee.    The nominating and governance committee is a new standing committee of the board effective as of February 1, 2005. The committee was created to perform the governance and nominating functions formerly performed by the committee on compensation and governance. Accordingly, on February 1, 2005, the committee on compensation and governance was renamed the "compensation committee" and the nominating and governance committee assumed responsibility for the organization of the board, reviewing and making recommendations to the board concerning nominees for election as directors and reviewing and recommending corporate governance practices and policies of the company. The committee is composed of 3 directors, none of whom are employees of the company. All of the members of the committee meet the independence requirements of the NYSE listing standards and the board's corporate governance guidelines. The committee is governed by a written charter, a copy of which is available on the Investor Relations section of the company's website at www.nav-international.com. The nominating and governance committee consists of Messrs. Hammes, Keyes and Morcott.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Executive compensation

This table provides compensation information for the fiscal years 2004, 2003 and 2002 for the company's former Chairman, current Chairman, President and Chief Executive Officer and the four next most highly compensated executive officers.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Restricted Stock Awards ($)(1)(2)	Securities Underlying Options/ SARs(#)	All Other Compensation ($)(3)

John R. Horne(4) Former Chairman	2004 2003 2002	541,154 1,250,000 1,183,333	840,840 0 0	0 0 0	179,600 435,215(6) 411,429(7)	1,267,592(5) 40,018 40,018
Daniel C. Ustian Chairman, President and Chief Executive Officer	2004 2003 2002	933,333 741,667 557,292	2,000,000 0 0	0 47,629 167,064	136,800 167,000 71,804	11,871 6,057 6,057
Robert C. Lannert Vice Chairman and Chief Financial Officer	2004 2003 2002	594,917 566,333 523,750	828,555 0 0	0 0 0	103,802(8) 138,934(9) 241,909(10)	21,795 14,897 14,897
Deepak T. Kapur(11) President, Truck Group	2004 2003	500,000 83,333	870,000(12) 150,000	0 2,676,591	47,700 12,233	18,779 1,295
John J. Allen President, Engine Group	2004 2003 2002	323,750 222,083 185,000	475,000 0 0	45,344 34,076 0	17,664(13) 17,800 7,200	2,265 1,393 1,502
Pamela J. Turbeville Senior Vice President and Chief Executive Officer, International Finance Group	2004 2003 2002	380,000 366,667 356,667	360,000 0 0	0 0 0	30,900 51,500 41,200	24,733 24,500 20,978

(1)
The amounts shown include the dollar value of premium share units ("PSU") representing shares of common stock awarded to Mr. Ustian, Mr. Kapur and Mr. Allen pursuant to the company's Executive Stock Ownership Program based on the attainment of certain stock ownership thresholds. Mr. Ustian received 3,784 PSUs in 2002 and 1,101 PSUs in 2003, Mr. Kapur received 5,879 PSUs in 2003 and Mr. Allen received 941 PSUs in 2003 and 955 PSUs in 2004. In addition, the amounts shown include the dollar value of 54,000 shares of restricted stock awarded to Mr. Kapur under the company's 1998 Supplemental Stock Plan as an inducement to employment.

(2)
The number and value of the aggregate PSUs on October 31, 2004 for each of the named persons is as follows: Mr. Ustian 11,910 PSUs with an aggregate value of $411,491; Mr. Lannert 16,250 PSUs with an aggregate value of $561,438; Mr. Kapur 5,879 PSUs with an aggregate value of $203,119; Ms. Turbeville 3,832 PSUs with an aggregate value of $132,396; and Mr. Allen 3,592 PSUs with an aggregate value of $124,104. The PSUs vest in equal installments on each of the first three anniversaries of the date on which they are awarded. Holders of PSUs receive dividends at the same time and at the same rate as other common stock owners. Upon his retirement from the company in February 2004, Mr. Horne held 24,581 PSUs, all of which were converted into common stock of the company.

(3)
The amounts shown represent life insurance premiums paid by the company for the persons named. For Mr. Kapur and Ms. Turbeville, the amounts shown also include contributions by the company to the company's Retirement Accumulation Plan in the following amounts: (i) $10,333 for Mr. Kapur for fiscal year 2004; and (ii) $19,500, $19,000 and $16,550 for Ms. Turbeville for fiscal years 2004, 2003 and 2002, respectively. For Mr. Horne fiscal year 2004 life insurance premiums, please see footnote 5.

(4)
Mr. Horne retired as Chairman on February 17, 2004.

(5)
This amount represents life insurance premiums paid by the company for Mr. Horne in fiscal year 2004 in the amount of $7,592 and $1,260,000 paid to Mr. Horne at the time of his retirement pursuant to his employment agreement originally entered into with the company in 1986. That agreement provided that upon termination of Mr. Horne's employment with the company and agreement not to compete with the company, he would receive an amount equal to 100% of his annual base salary.

(6)
Includes 133,015 restoration options received by Mr. Horne in 2003 to purchase shares equal to the number of previously owned shares of the company common stock surrendered in payment of the exercise price of options.

(7)
Includes 168,729 restoration options received by Mr. Horne in 2002 to purchase shares equal to the number of previously owned shares of the company common stock surrendered in payment of the exercise price of options.

(8)
Includes 41,202 restoration options received by Mr. Lannert in 2004 to purchase a number of shares equal to the number of previously owned shares of company common stock surrendered in payment of the exercise price of options.

(9)
Includes 30,034 restoration options received by Mr. Lannert in 2003 to purchase a number of shares equal to the number of previously owned shares of company common stock surrendered in payment of the exercise price of options.

(10)
Includes 164,009 restoration options received by Mr. Lannert in 2002 to purchase a number of shares equal to the number of previously owned shares of company common stock surrendered in payment of the exercise price of options.

(11)
Mr. Kapur was hired September 1, 2003. Accordingly, information regarding his compensation for fiscal 2002 is not included.

(12)
The amounts shown includes a sign-on bonus of $150,000 in connection with his recruitment to the company.

(13)
Includes 7,264 restoration options received by Mr. Allen in 2004 to purchase a number of shares equal to the number of previously owned shares of company common stock surrendered in payment of the exercise price of options.

This table sets forth certain information regarding options granted during fiscal year 2004 under the company's 2004 Performance Incentive Plan, 1994 Performance Incentive Plan and 1998 Supplemental Stock Option Plan to the individuals named in the Summary Compensation Table.

Option/SAR Grants In Fiscal Year 2004

Individual Grants
Name	Number of Securities Underlying Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)(4)	Expiration Date	Grant Date Present Value ($)(5)

John R. Horne	2,895(1) 47,105(2) 129,600(2)	.25 4.00 11.02	42.885 42.885 42.885	12-09-13 12-09-13 12-10-13	36,477 593,523 1,632,960
Daniel C. Ustian	2,895(1) 47,105(2) 86,800(2)	..25 4.00 7.38	42.885 42.885 42.885	12-09-13 12-10-13 12-10-13	36,477 593,523 1,093,680
Robert C. Lannert	2,895(1) 47,105(2) 12,600(2) 8,162(3) 5,712(3) 16,805(3) 10,523(3)	..25 4.00 1.07 ..69 ..49 1.43 ..89	42.885 42.885 42.885 44.575 44.575 44.575 44.575	12-09-13 12-10-13 12-10-13 12-13-10 12-13-10 12-11-12	36,477 593,523 158,760 102,841 71,971 211,743 132,590
Deepak T. Kapur	6,993(1) 40,707(2)	..59 3.46	42.885 42.885	12-09-13 12-10-13	88,112 512,908
John J. Allen	2,895(1) 7,505(2) 3,096(3) 4,168(3)	..25 ..64 ..26 ..35	42.885 42.885 45.610 45.610	12-09-13 12-10-13 12-12-11 12-12-12	36,477 94,563 39,010 52,517
Pamela J. Turbeville	2,895(1) 28,005(2)	..25 2.38	42.885 42.885	12-09-13 12-10-13	36,477 352,863

(1)
Incentive Stock Options

(2)
Non-Qualified Options

(3)
Restoration options with the following terms: granted at fair market value; becoming exercisable six months from the grant date, or, if sooner, one month before the end of the remaining term of the options they replaced; and expiring coincident with the options they replaced. Restoration options are issued when an executive uses shares of company common stock to pay the option exercise price of a previously issued option.

(4)
All options, other than restoration options, become exercisable under the following schedule: one-third on the first anniversary of the grant, one-third on the second anniversary, and one-third on the third anniversary. In the event an optionee exercises a non-qualified option with already-owned shares, he or she may be eligible to receive restoration options. Restoration options contain the same expiration dates and other terms as the options they replace except that they have an exercise price per share equal to the fair market value of the Common Stock on the date the restoration option is granted and become exercisable in full six months after they are granted or, if sooner, one month before the end of the remaining term of the options they replace.

(5)
The Black-Scholes model was used to calculate the grant date present value of the options granted. The following assumptions were used to estimate the value of options: a 3.5 year expected life of the options; a dividend yield of 0%; expected volatility for company common stock of 39.1%; and a risk-free rate of return of 2.5%. The actual value, if any, the named executive officers may realize from these options will depend solely on the gain in stock price over the exercise price when the options are exercised.

This table sets forth certain information regarding exercises of options during fiscal 2004, and total options held at year end by the individuals named in the Summary Compensation Table.

Aggregated Option/SAR Exercises During Fiscal Year 2004
And Fiscal Year End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at 2004 Fiscal Year End (#)	Value of Unexercised In-the Money Options/SARs at 2004 Fiscal Year End ($)
	Shares Acquired on Exercise (#)
		Value Realized($)	Exercisable/ Unexercisable/	Exercisable/ Unexercisable

John R. Horne	177,609	2,328,779	670,817/461,966	0/1,644,970
Daniel C. Ustian	0	0	202,416/272,067	1,003,477/1,002,768
Robert C. Lannert	77,282	1,353,172	312,456/161,167	0/592,779
Deepak T. Kapur	0	0	4,078/55,855	0/0
John J. Allen	17,206	257,845	13,959/24,666	8/96,886
Pamela J. Turbeville	3,463	30,145	136,371/78,966	879,311/280,329

Termination and Other Compensatory Arrangements

To assure stability and continuity of management, the company has entered into executive termination agreements with each of its executive officers. The agreements provide that if the officer's employment is terminated by the company for any reason other than for cause, as defined in the agreement, the officer will receive a lump sum payment varying in amounts from 200% of his or her annual base salary plus annual target bonus (for the Chief Executive Officer) to 100% of his or her annual base salary plus annual target bonus (for the other executive officers), plus a pro rata portion of the officer's annual target bonus. However, if the officer's employment is terminated by the company within 3 years after a "change in control" or prior thereto in anticipation of a change in control, the officer will receive a lump sum payment equal to the greater of: (i) a pro rata portion of the officer's annual target bonus and three times the officer's current annual base salary plus annual target bonus; and (ii) 295% of the officer's average annual compensation during the previous five years. The agreements' definition of a "change in control" includes the acquisition by any person or group of securities of the company representing 25% or more of the combined voting power of the company's then outstanding securities. Each agreement expires June 30, 2005 and is then renewed automatically for successive one-year periods unless the Board, six months prior to the renewal date, elects not to renew it.

On July 8, 2002, the company entered into an Employment Agreement with each of Mr. Horne and Mr. Lannert providing for their leadership in the company's management transition process. Under the Agreements, in consideration for Mr. Horne and Mr. Lannert agreeing to extend their planned retirement dates and to provide certain consulting services to the company following retirement, their annual retirement benefit under the company's MRO Plan will be determined based on their highest consecutive five years of base salary plus certain amounts of their highest five years of short-term incentive compensation, in each case out of the ten years immediately preceding retirement. The effect of the agreements would be to increase the estimated annual retirement benefit for Mr. Horne by approximately $135,000 per year and for Mr. Lannert by approximately $93,500 per year. The agreements require Messrs. Horne and Lannert to refrain from competing with the company for their lifetimes. Mr. Horne's also received a payment in the amount of $1,260,000 at the time of his retirement pursuant to his employment agreement originally entered into with the company in 1986 which provided that upon termination of Mr. Horne's employment with the company and agreement not to compete with the company, he would receive an amount equal to 100% of his annual base salary. In addition, in connection with Mr. Kapur's recruitment on August 13, 2003, the company agreed to award Mr. Kapur 54,000 shares of restricted stock and to pay him a sign-on bonus of $150,000 in September 2003, $150,000 in December 2003 and $200,000 in December 2004.

Retirement Plans

Pension Plan Tables

Estimated Annual Retirement Benefit Objective
Upon Normal Retirement at Age 65
(Assuming all service is earned prior to January 1, 1989)

	Years of Service
Final Average Annual Earnings
	15	20	25	30	35 and Over

$300,000	$108,000	$144,000	$180,000	$180,000	$180,000
400,000	144,000	192,000	240,000	240,000	240,000
500,000	180,000	240,000	300,000	300,000	300,000
600,000	216,000	288,000	360,000	360,000	360,000
700,000	252,000	336,000	420,000	420,000	420,000
800,000	288,000	384,000	480,000	480,000	480,000
900,000	324,000	432,000	540,000	540,000	540,000
1,000,000	360,000	480,000	600,000	600,000	600,000
1,500,000	540,000	720,000	900,000	900,000	900,000
2,000,000	720,000	960,000	1,200,000	1,200,000	1,200,000
2,500,000	900,000	1,200,000	1,500,000	1,500,000	1,500,000
3,000,000	1,080,000	1,440,000	1,800,000	1,800,000	1,800,000

Estimated Annual Retirement Benefit Objective
Upon Normal Retirement at Age 65
(Assuming all service is earned after December 31, 1988)

	Years of Service
Final Average Annual Earnings
	15	20	25	30	35 and Over

$300,000	$76,500	$102,000	$127,500	$153,000	$180,000
400,000	102,000	136,000	170,000	204,000	240,000
500,000	127,500	170,000	212,500	255,000	300,000
600,000	153,000	204,000	255,000	306,000	360,000
700,000	178,500	238,000	297,500	357,000	420,000
800,000	204,000	272,000	340,000	408,000	480,000
900,000	229,500	306,000	382,500	459,000	540,000
1,000,000	255,000	340,000	425,000	510,000	600,000
1,500,000	382,500	510,000	637,500	765,000	900,000
2,000,000	510,000	680,000	850,000	1,020,000	1,200,000
2,500,000	637,500	850,000	1,062,500	1,275,000	1,500,000
3,000,000	765,000	1,020,000	1,275,000	1,530,000	1,800,000

The International Truck and Engine Corporation Retirement Plan for Salaried Employees ("RPSE"), which covers substantially all of the salaried employees of the company first hired before January 1, 1996, provides annual retirement benefits based upon age, credited service and "final average annual earnings" computed on the basis of the individual's highest consecutive five years of base salary out of the ten years immediately preceding retirement, reduced by a portion of the social security benefits to which it is estimated the participant will be entitled. Benefits accrue at a lower rate for service after December 31, 1988, than for service prior to that date. Maximum benefits that may be provided to an employee under the RPSE are subject to the annual pension dollar limitation ($170,000 in 2005, indexed for inflation) imposed for qualified plans under the Internal Revenue Code ("Code"). In addition, these benefits are subject to a requirement that annual compensation in excess of an annual limit ($210,000 in 2005, indexed for inflation) is not taken into account. Employees who are first hired on or after January 1, 1996 are not eligible to participate in the RPSE.

Effective January 1, 2005, for employees first hired prior to January 1, 1996 and who are under age 45 as of January 1, 2005, the RPSE benefit calculation formula will change. Service under the RPSE for benefit accrual purposes is limited to the amount of service accrued as of December 31, 2004. Any future credited service will be recognized only for purposes of determining eligibility for early retirement and vesting. Any future salary changes will continue to be recognized when computing the final average salary that is used to calculate the amount of pension benefits. With regard to service on and after January 1, 2005, such employees will be provided an annual contribution to be allocated to their individual 401(k) plan accounts, based on an age-weighted percentage of the participant's eligible compensation for the calendar year, identical to the allocation for the Retirement Accumulation Plan described below.

With respect to eligible upper level employees who retire at or after age 55 with at least 10 years of credited service, the company also has a Managerial Retirement Objective ("MRO") Plan. The MRO Plan currently provides a retirement benefit objective based upon age, credited service and "final average annual earnings" computed on the basis of the individual's highest consecutive five years of base salary plus certain amounts of short-term incentive compensation out of the ten years immediately preceding retirement. Benefits accrue at a lower rate for service after December 31, 1988, than for service prior to that date. If the annual retirement benefits of any eligible employee from all sources from both the company contributions and employee contributions (including benefits under the RPSE and a portion of the social security benefits to which it is estimated the individual will be entitled, but not including the International Truck and Engine Corporation 401(k) Retirement Savings Plan or any individual deferred compensation agreements) do not equal the retirement benefit objective under the MRO Plan, the company will pay the difference to the employee. Employees who are first hired on or after January 1, 1996 are not eligible to participate in the MRO Plan. It is estimated that the annual benefits payable under the MRO upon normal retirement (at age 65) to Mr. Horne would be approximately 60% of his individual "final average annual earnings," to Mr. Ustian would be approximately 60% of his individual "final average annual earnings," to Mr. Lannert would be approximately 60% of his individual "final average annual earnings," and to Mr. Allen would be approximately 60% of his individual "final average annual earnings." See also "Termination and Other Compensation Arrangements" with respect to Messrs. Horne and Lannert above.

Effective January 1, 2005, the MRO Plan is being replaced by a non-qualified account balance plan for upper level employees first hired before January 1, 1996 who are under age 45 as of January 1, 2005. An account balance will be established for each eligible employee. The account balance will be credited with contributions, that may be notional, based on a percentage of compensation in excess of the annual IRS compensation limit ($210,000 for 2005) and/or future bonuses. The percentages will be the same age-weighted percentages that determine company contributions to the Retirement Accumulation Plan. Further for eligible upper level employees, in recognition of pension service to date that would have been recognized under the MRO Plan, a fixed points factor will also be used to determine the amount of contributions. The points factor is based on an employee's age and credited service as of December 31, 2004. The account balance will be credited with earnings which may also be notional. Employees will be vested in the account balance upon attainment of age 55, and after completing at least 10 years of service. At retirement the account balance will be paid in a lump sum.

A substantial portion of the salaried employees of the company, who are first hired on or after January 1, 1996, are covered by the International Truck and Engine Corporation Retirement Accumulation Plan ("RAP"), or by a comparable plan of a subsidiary company. The RAP is a defined contribution plan that provides for an annual contribution to be allocated to each participant's retirement account based on an age-weighted percentage of the participant's eligible compensation for the calendar year. The RAP also contains a 401(k) feature and provides for a company match, currently 50% of the first 6% of pre-tax salary reduction contributions made on behalf of the participant.

Effective January 1, 2005, a non-qualified account balance plan is being established for certain upper level employees first hired on or after January 1, 1996. An account balance will be established for each eligible employee. The account balance will be credited with contributions, that may be notional, based on a percentage of compensation in excess of the annual IRS compensation limit ($210,000 for 2005) and/or future bonuses. The percentages will be the same age-weighted percentages that apply to Retirement Accumulation Plan participants. The account balance will be credited with earnings, which may also be notional. Further, for those employees that would have received a contribution following the date they were first hired based on any compensation in excess of the annual IRS limit or past bonuses they had received, the company will credit the account balance with the accumulated contributions they would have received. Employees will be vested in the account balance upon attainment of age 55, and after completing at least 10 years of service. At retirement the account balance will be paid in a lump sum. Mr. Kapur and Ms. Turbeville are the only named executives that currently participate in this plan. Under this plan, Ms. Turbeville's account will be credited with retrospective contributions in recognition of her past contributions to the company.

The company also has a Supplemental Executive Retirement Plan ("SERP"). The SERP covers certain executive officers who have attained age 55, and provides annual retirement income objectives to such executive officers who have at least five years of credited service, based upon age, credited service and "final average annual earnings" (as defined above for purposes of the MRO Plan). SERP objectives range from 30% to 50% of "final average annual earnings", and are reduced by benefits, if any, under the RPSE (or other defined benefit plans or programs) and the MRO Plan, by the actuarial equivalent of the executive's retirement account under the RAP or the International Truck and Engine Corporation 401(k) Retirement Savings Plan (but not the employee pre-tax salary reduction contribution or company match accounts)

and the non-qualified account balance plan, by 50% of the participant's social security benefit and by retirement benefits from prior employers. It is estimated that the annual benefits payable under the SERP upon normal retirement (at age 65) to Mr. Kapur would be approximately 50% of his individual "final average annual earnings" and to Ms. Turbeville would be approximately 50% of her individual "final average annual earnings" (without regard to the reduction by the actuarial equivalent of the retirement account under the RAP or by the other offsets indicated above). It is estimated that Messrs. Lannert and Ustian would derive no benefit from the SERP. Also Mr. Horne did not receive any benefit under the SERP and Mr. Allen is not covered by the SERP. Payments under the SERP in fiscal 2004 were $338,578.

In the event of a termination of employment by the company following a "change in control," certain benefits under the MRO Plan and the SERP will become contractual rights and not subject to change without the consent of those affected employees who have accrued at least five years of credited service as of the date of such termination.

The number of years of credited service as of October 31, 2004 for Mr. Horne was 37.5; Mr. Ustian is 31.7; Mr. Lannert is 41.6; and Mr. Allen is 23.8; Mr. Kapur and Ms. Turbeville are not participants in the RPSE or the MRO Plan.

Legislation Impacting Certain Company-Sponsored Nonqualified Deferred Compensation Plans

Section 885 of the recently enacted American Jobs Creation Act of 2004 ("Act") added §409A to the Code. In general, Section 409A provides that all amounts deferred under a nonqualified deferred compensation plan (within the meaning of the Act) for all taxable years are currently includible in gross income to the extent not subject to a substantial risk of forfeiture and not previously included in income, unless certain requirements are met. Accordingly, beginning January 1, 2005, any company-sponsored nonqualified deferred compensation plan adopted before December 31, 2005 will be operated in good faith compliance with the provisions of §409A of the Code and applicable IRS guidance, and will be amended on or before December 31, 2005 to conform to the provisions of §409A with respect to amounts subject to §409A.

Director Compensation

Directors who are employees of the company receive no fees for their service as directors. Directors who are not employees of the company receive separate compensation for Board service. That compensation includes:

Annual Retainer:	$60,000

Attendance Fees:
$1,500 for each board or committee meeting they attend (including any telephone meetings), and $1,000 per day for any special services performed at the request of a Committee Chair and/or Chairman of the Board. We also reimburse directors for expenses related to attendance.

Committee Chairman Additional Annual Retainer:	$9,000 for the Chairman of Compensation, Nominating and Governance and Finance Committees, and $12,000 for the Chairman of the Audit Committee.

Committee Member Additional Annual Retainer:	$3,000 for members of the Audit Committee.

Stock Options:	4,000 shares annually. (The exercise price of these options is equal to the fair market value of company common stock on the date of grant. The options expire 10 years after the grant date.)

Other Benefits:
The company also pays the premiums on directors' and officers' liability insurance policies covering the directors and reimburses directors for expenses related to attending director continuing education seminars.

To encourage directors to own our shares, at least one-fourth of each director's annual retainer is paid in the form of restricted stock each year. The stock is priced as of the date the first quarterly disbursement of the annual retainer is due. The restricted stock portion of the Annual Retainer has been provided pursuant to the Non-Employee Directors Restricted Stock Plan.

Under the company's Non-Employee Directors Deferred Fee Plan, directors may defer payment of fees in cash or in restricted stock. The amount deferred in cash is paid to the director, with interest at the prime rate, at the date specified by the director at the time of his or her election to defer. The amount deferred in restricted stock is credited in stock units into the director's account at the then current market price. Such units are distributed to the director in the form of common stock of the company at the date specified by the director at the time of his or her election to defer. At the request of the UAW (the organization which elected Mr. McAllister to the Board), all of the cash portion of Mr. McAllister's annual retainer and attendance fees (together with a cash amount equal to the value of the restricted stock which otherwise would be payable to Mr. McAllister) is contributed to a trust created in 1993 pursuant to a restructuring of the company's retiree health care benefits. Also at the request of the UAW, Mr. McAllister does not receive stock options.

Certain Related Transactions

The company established the Navistar International Corporation Executive Stock Ownership Program in 1997 to more closely align the interests of shareowners and the company's senior management. Under the Program all executive officers and certain senior managers of the company are required to purchase and hold a specified amount of company common stock equal to a multiple of his or her annual base salary. Certain executive officers received full-recourse loans for the purchase price of the common stock they purchased through the Program. Effective July 30, 2002, however, and in accordance with the Sarbanes-Oxley Act of 2002, the company ceased offering its executive officers loans to assist them in meeting their ownership requirements under the Program. The loans extended to the company's executive officers prior to July 30, 2002, however, remain in effect in accordance with their then existing terms and conditions. These existing loans accrue interest at the applicable federal rate (as determined by Section 1274(d) of the Internal Revenue Code) on the purchase date for loans of stated maturity, compounded annually, are unsecured obligations and have a nine-year term.

For current outstanding loans, principal and interest is due at maturity in a balloon payment. The payment of the loan will be accelerated if a participant's employment is terminated for cause or for certain other reasons prior to or following a change of control. The loan may be prepaid at any time at the participant's option.

The following executive officers of the company have outstanding loans under the program. The table indicates the largest amount of the indebtedness outstanding during fiscal year 2004, the interest rate charged, and the aggregate outstanding balance as of April 30, 2005:

Name	Maximum Indebtedness During Fiscal Year 2004($)	Aggregate Outstanding Balance as of April 30, 2005($)	Interest Rate (%)

Robert A. Boardman	461,155	0	4.77
Terry M. Endsley	77,238	79,051	4.77
Gregory W. Elliott	103,461	105,943	4.77
John R. Horne	1,615,859	0	4.77
Thomas M. Hough	129,291	56,657	4.77
Robert C. Lannert	1,520,535	1,556,222	4.77
Mark T. Schwetschenau	171,364	175,386	4.77
Daniel C. Ustian	322,915	330,493	4.77

The company's former Director, Investor Relations, Ramona Long, married Daniel C. Ustian, the Chairman, President and Chief Executive Officer of the company, in May 2003 and resigned from the company effective June 1, 2003 following approximately 10 years of service. Under her termination agreement, she received $221,474 as a severance payment, an amount equal to her annual base pay, incentive compensation and unused vacation time. She remained covered by certain employee benefit plans, including medical benefit plans, until May 31, 2004. She also agreed to provide consulting services to the company for up to one year in consideration for $7,500 per month in consulting fees. The company's board of directors reviewed and approved the termination and consulting terms.

Navistar Common Stock Ownership of Certain
Beneficial Owners and Management

This table sets forth certain information regarding ownership of our common stock as of January 31, 2005, unless otherwise noted, by all persons we know to be beneficial owners of more than 5% of our common stock, the executive officers and directors. To our knowledge, the persons named in the table below have the sole voting and investment power with respect to all shares beneficially owned by them, unless otherwise noted.

	Beneficial Ownership of Common Stock(1)	Percent of Class

Directors and Executive Officers
John J. Allen	44,943	*
Y. Marc Belton	17,510	*
Eugenio Clariond	8,639	*
John D. Correnti	32,120	*
Dr. Abbie Griffin	13,090	*
Michael N. Hammes	21,970	*
John R. Horne	897,818	1.3
Deepak T. Kapur	74,187	*
James H. Keyes	13,384	*
Robert C. Lannert	573,610	*
David McAllister	0	*
Southwood J. Morcott	14,890	*
William F. Patient	22,144	*
Pamela J. Turbeville	200,485	*
Daniel C. Ustian	393,145	*
All Directors and Executive Officers as a Group (22 persons)	2,686,811	4.0
Beneficial Owners of More than 5% of Our Common Stock
Capital Group International, Inc.	8,868,520(2)	12.7
Prudential Financial, Inc.	8,517,571(3)	12.4
Jennison Associates LLC	8,414,994(4)	12.2
International Truck and Engine Corporation
Non-contributory Retirement Plan Trust
International Truck and Engine Corporation
Retirement Plan for Salaried Employees Trust
International Truck and Engine Corporation
Retiree Health Benefit Trust	7,755,030(5)	11.4
PEA Capital LLC	5,446,100(6)	7.9
FMR Corp.	5,280,808(7)	7.6
Citigroup Inc.	4,545,268(8)	6.5
Citigroup Global Markets Holding Inc.	4,478,013(8)	6.4
Gabelli Asset Management, Inc.	3,592,842(9)	5.15

*
Percentage of shares beneficially owned does not exceed one percent.

(1)
The number of shares includes that may be purchased under options exercisable in 60 days from January 31, 2005. The percent of class is calculated based on the number of shares outstanding plus such option shares held by the person or the aggregation of persons for which such percentage ownership is being determined.

(2)
As reported in Schedule 13G, as amended by amendment No. 3, filed June 14, 2004 with the U.S. Securities and Exchange Commission by Capital Group International, Inc. and Capital Guardian Trust Company, a wholly owned subsidiary of Capital Group International, Inc. It is reported in the Schedule 13G that 8,868,520 shares are beneficially owned by Capital Group International, Inc., over which it has sole dispositive power and sole voting power with respect to 7,122,490 shares and no shared dispositive or voting power. Capital Guardian Trust Company beneficially own 4,825,210 shares, over which it has sole dispositive power, sole voting power with respect to 3,666,780 shares and no shared dispositive power or voting power. The address for Capital Group International, Inc. is 11100 Santa Monica Blvd., Los Angeles, California 90025.

(3)
As reported in Schedule 13G, as amended by amendment No. 2, filed April 9, 2004 with the U.S. Securities and Exchange Commission by Prudential Financial, Inc. It is reported in the Schedule 13G that 8,517,571 shares are beneficially owned by Prudential Financial, Inc., over which it has sole voting power with respect to 75,198 shares, shared voting power with respect to 8,395,752, sole dispositive power with respect to 75,198 shares and shared dispositive power with respect to 8,442,373 shares. The address for Prudential Financial, Inc., is 751 Broad Street, Newark, New Jersey 07102.

(4)
As reported in Schedule 13G, as amended by amendment No. 3, filed March 15, 2004 with the U.S. Securities and Exchange Commission by Jennison Associates LLC. It is reported in the Schedule 13G that 8,414,994 shares are beneficially owned by Jennison Associates LLC, over which it has shared dispositive power, sole voting power with respect to 8,401,294 shares and no shared voting power or sole dispositive power. See paragraph C below. The address for Jennison Associates LLC is 466 Lexington Avenue, New York, New York 10017.

(5)
As reported in a Schedule 13G filed November 18, 2002 with the U.S. Securities and Exchange Commission by Navistar International Corporation ("Navistar"), International Truck and Engine Corporation ("International"), International Truck and Engine Corporation Non-Contributory Retirement Plan Trust (the "Hourly Trust"), International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust (the "Salaried Trust"), and International Truck and Engine Corporation Retiree Health Benefit Trust (the "Health Benefit Trust"). It is reported in the Schedule 13G that on November 8, 2002 Navistar sold an aggregate amount of 7,755,030 shares of its Common Stock, in three separate transactions as follows: 4,653,018 shares to the Hourly Trust, 1,551,006 shares to the Salaried Trust and 1,551,006 shares to the Health Benefit Trust. Each trust is a funding trust for an employee benefit plan sponsored by International. The trust agreements of the Hourly Trust and the Salaried Trust provide that the trustee is a directed trustee with respect to Navistar stock held by the trusts and that the Pension Fund Investment Committee of International (the "PFIC"), or an investment manager designated by the PFIC, is to direct the trustee with respect to the voting or disposition of Navistar stock. The trust agreement for the Health Benefit Trust provides that International, or an investment manager appointed by International, is to direct the trustee with respect to voting and disposition of Navistar stock. International has delegated authority for such matters related to the Health Benefit Trust to the PFIC, all of whom are executive officers of Navistar. Jennison Associates LLC has subsequently been appointed the investment manager for each trust with respect to the Navistar stock, and Jennison has been given discretionary authority regarding voting and disposition of the Navistar stock. Since the PFIC and Navistar have the power to revoke or change the appointment of Jennison (and therefore reacquire the voting and dispositive control over the Navistar stock), the committee, International or Navistar could be considered "beneficial owners" of the Navistar stock. The address for International Truck and Engine Corporation Non-contributory Retirement Plan Trust, International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust and International Truck and Engine Corporation Retiree Health Benefit Trust is c/o International Truck and Engine Corporation, 4201 Winfield Road, Warrenville, Illinois 60555.

(6)
As reported in Schedule 13G, as amended by amendment No.1, filed February 13, 2004 with the U.S. Securities and Exchange Commission by PEA Capital LLC, formerly PIMCO Equity Advisors LLC. It is reported in the Schedule 13G that 5,446,100 shares are beneficially owned by PEA Capital LLC, over which it has sole dispositive power and sole voting power and no shared dispositive power or voting power. The address for PEA Capital LLC is 888 San Clemente Drive, Newport Beach, California 92660.

(7)
As reported in a Schedule 13G, as amended by amendment No. 7, filed February 17, 2004 with the U.S. Securities and Exchange Commission by FMR Corp. ("FMR"), Edward C. Johnson, 3d, Chairman of FMR, Abigail P. Johnson, a Director of FMR, and Fidelity Management and Research Company, a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 ("Fidelity"). It is reported in the Schedule 13G that (1) Fidelity is the beneficial owner of 4,619,907 shares or 6.673% of the Common Stock outstanding of Navistar International Corporation (the "Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, (2) Edward C. Johnson 3d, FMR, through its control of Fidelity, and certain funds each has sole power to dispose of 4,619,907 shares owned by such funds and neither FMR nor Edward C. Johnson 3d, has sole power to vote or direct the voting of the shares owned directly by such funds, which power resides with such funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by such funds' Boards of Trustees, (3) Fidelity Management Trust Company, a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 365,251 shares or 0.528% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s), (4) Edward C. Johnson 3d and FMR, through its control of Fidelity Management Trust Company, each has sole dispositive power over 365,251 shares and sole power to vote or to direct the voting of 365,251 shares of the Common Stock owned by the institutional account(s) as reported above, (5) Strategic

  Advisers, Inc., a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR Corp.'s beneficial ownership includes 50 shares or 0.000% of the Company's Common Stock outstanding, beneficially owned through Strategic Advisers, Inc., (6) Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR, representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is Chairman of FMR and Abigail P. Johnson is a Director of FMR. The Johnson family group and all other Class B shareowners have entered into a shareowners' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareowners' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, ("FIL") and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 295,600 shares or 0.427% of the Common Stock outstanding of the Company. FIL has sole power to vote and the sole power to dispose of the 295,600 shares. The address for EMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(8)
As reported in Schedule 13G filed February 17, 2004 with the U.S. Securities and Exchange Commission by Citigroup Global Markets Holdings Inc. and Citigroup Inc. It is reported in the Schedule 13G that (1) 4,478,013 shares are beneficially owned by Citigroup Global Markets Holdings Inc., over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power and (2) 4,545,268 shares are beneficially owned by Citigroup Inc., over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power. The address for Citigroup Inc. is 399 Park Avenue, New York, New York 10043. The address for Citigroup Global Markets Holding Inc. is 388 Greenwich Street, New York, New York 10013.

(9)
As reported in Schedule 13D, as amended by amendment No. 9, filed November 9, 2004 with the U.S. Securities and Exchange Commission by Gabelli Funds, LLC, GAMCO Investors, Inc., Gabelli Group Capital Partners, Inc., Gabelli Asset Management, Inc., and Mario J. Gabelli. It is reported in the Schedule 13D that these shares represent; (1) 1,381,972 shares beneficially owned by Gabelli Funds, LLC, over which it has sole dispositive power and sole voting and no shared dispositive power or voting power and (2) 2,210,870 shares beneficially owned by GAMCO Investors, Inc., over which it has sole dispositive power, sole voting power with respect to 2,037,570 shares and no shared dispositive power or voting power. The address for Gabelli Asset Management, Inc. is One Corporate Center, Rye, New York 10580.

Under our Stock Ownership Program executives may defer their cash bonus into deferred share units ("DSUs"). If an executive officer has elected to defer cash bonus, the number of shares shown for such executive officer includes these DSUs. These DSUs vest immediately. The number of shares shown for each executive officer (and all executive officers as a group) also includes premium share units ("PSUs") that were awarded pursuant to the Stock Ownership Program. PSUs vest in equal installments on each of the first three anniversaries of the date on which they are awarded.

Under our Non-Employee Directors Deferred Fee Plan, directors may defer the portion of their retainer fee payable in restricted stock. If a director has elected to defer this portion of the retainer fee into phantom stock units, these phantom stock units are shown in this column.

Under our 2004 Performance Incentive Plan and prior plans executives may defer the receipt of shares of company common stock due in connection with a restoration stock option exercise. If an executive has elected to defer receipt of these shares into phantom stock units, these phantom stock units are also shown in this column.

The Exchange Offer

This section of the prospectus describes the exchange offer. While we believe that the following description covers the material terms of this exchange offer, this summary may not contain all of the information that is important to you. For a more complete understanding of this exchange offer, you should carefully read the entire prospectus and the other documents to which we refer, including the Exchange and Registration Rights Agreement filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended January 31, 2005.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

          (1)     the exchange notes bear a Series B designation and a different CUSIP Number from the outstanding notes;

          (2)     the exchange notes have been registered under the Securities Act and hence will not bear legends restricting their transfer; and

          (3)     the holders of the exchange notes will not be entitled to certain rights under the exchange and registration rights agreement, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture.

As of the date of this prospectus, $400,000,000 aggregate principal amount of the outstanding notes were outstanding. We have fixed the close of business on June 9, 2005 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.

Holders of outstanding notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law, or the indenture relating to the notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice of such acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder of such notes, promptly after the expiration date of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "—Fees and Expenses."

Expiration Date; Extensions; Amendments

The term "expiration date" will mean 5:00 p.m., New York City time, on July 27, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will make a press release or other public announcement, notify the exchange agent of any extension by oral or written notice and will mail to the registered holders an announcement of such extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, (1) to delay accepting any outstanding notes, to extend the exchange offer, or to terminate the exchange offer if any of the conditions set forth below under "—Conditions" have not been satisfied, by giving oral or written notice of any delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision. Any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on the Exchange Notes

The exchange notes will bear interest from their date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes on, September 1, 2005. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

Interest on the exchange notes is payable semi-annually on each March 1 and September 1, commencing on September 1, 2005.

Procedures for Tendering Outstanding Notes

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York

City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.

By executing the letter of transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading "—Purpose and Effect of the Exchange Offer."

The tender by a holder and our acceptance thereof will constitute agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent's message.

The method of delivery of outstanding notes and the letter of transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the letter of transmittal.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.

The Medallion System is a program under which eligible financial institutions guarantee signatures in connection with the sale, assignment or transfer of securities. By medallion guaranteeing the securities to be sold, assigned and transferred, the guarantor takes financial responsibility if the transfer is completed fraudulently. A medallion signature guarantee may be obtained from a bank, brokerage firm, credit union or savings and loan institution that is a member of the Medallion System, as most such institutions are.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account with respect to the outstanding notes in accordance with DTC's procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date. Prior to the expiration of the exchange offer, all conditions set forth in the letter of transmittal must be met or waived.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

            (a)     the tender is made through a member firm of the Medallion System;

            (b)    prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

            (c)     the properly completed and executed letter of transmittal of facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of outstanding notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

          (1)     specify the name of the person having deposited the outstanding notes to be withdrawn;

          (2)     identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

          (3)     be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

          (4)     specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under "—Procedures for Tendering Outstanding Notes" at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may, prior to the expiration of the exchange offer, terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if:

          (1)     any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which we reasonably believe might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

          (2)     any law, statute, rule, regulation or interpretation by the Staff of the SEC is proposed, adopted or enacted, which we reasonably believe might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

          (3)     any governmental approval has not been obtained, which approval we reasonably believe to be necessary for the consummation of the exchange offer as contemplated by this prospectus.

If we determine in our sole discretion that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see "—Withdrawal of Tenders") or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Registered/Certified Mail:	By Hand Prior to 4:30 p.m., New York City time:
The Bank of New York Corporate Trust Department Reorganization Unit 101 Barclay Street-7E New York, NY 10286	The Bank of New York Corporate Trust Services Window Ground Level 101 Barclay Street New York, NY 10286
Attn: Carolle Montreuil	Attn: Carolle Montreuil
Facsimile Transmission: (212) 298-1915 For Information Telephone: (212) 815-3738

        Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates' officers and regular employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.

Consequences of Failure to Exchange

The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

          (1)     to us upon redemption of such notes or otherwise;

          (2)     so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

          (3)     outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

          (4)     pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

With respect to resales of exchange notes, based on interpretations by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the Staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

Description of the Notes

General

The Notes were issued pursuant to an Indenture among NIC, International and the Trustee (the "Indenture"). The Notes are subject to the terms of the Indenture, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act ("TIA") for a statement thereof. The following summary of certain provisions of the Indenture and the Exchange and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Exchange and Registration Rights Agreement, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "—Certain Definitions" or are otherwise defined in the Indenture. Unless otherwise specifically indicated, all references in this section to "NIC" are to Navistar International Corporation and not to any of its Subsidiaries and "Notes" refers to the outstanding notes and the exchange notes.

The Notes are general unsecured obligations of NIC, and rank pari passu in right of payment with all existing and future unsubordinated Indebtedness of NIC and senior in right of payment to all existing and future subordinated Indebtedness of NIC. The Notes are effectively subordinated to all secured Indebtedness of NIC, if any. The Notes will mature on March 1, 2012 and bear interest at the rate of 6 1/4% per annum. Interest will be payable semiannually (to holders of record of Notes at the close of business on February 15 and August 15 immediately preceding the interest payment date) on March 1 and September 1 of each year, commencing September 1, 2005. Interest will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be issued in denominations of $1,000 and integral multiples of $1,000. The Notes are being offered in an aggregate principal amount of $400 million. The Indenture governing the Notes allows NIC to issue additional notes with the same terms as the Notes so that the additional notes will form a single series of the Notes (the "Additional Notes"). Additional interest may accrue on the Notes in certain circumstances pursuant to the Exchange and Registration Rights Agreement.

The Notes will not have the benefit of any sinking fund.

Guarantee

International will unconditionally guarantee (the "International Guarantee") on a senior unsecured basis, NIC's obligations under the Notes and all obligations under the Indenture. The International Guarantee will rank equally in right of payment with all existing and future liabilities of International that are not subordinated. The International Guarantee will effectively rank junior to any secured indebtedness of International to the extent of the value of the assets securing such indebtedness.

The obligations of International under the International Guarantee will be limited as necessary to prevent the International Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

In the event International is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock such that International is no longer a Subsidiary of NIC or the sale of all or substantially all of its assets (other than by lease)) and whether or not International is the surviving corporation in such transaction to a Person which is not NIC or a Restricted Subsidiary of NIC, then International will be released from its obligations under the International Guarantee if the sale or other disposition is in compliance with the Indenture, including the covenant "—Limitation on Certain Asset Disposition."

In addition, International will be released from its obligations under the International Guarantee if, after giving effect to such release of the International Guarantee:

  (a)
  Notes will continue to be assigned an Investment Grade rating by both Rating Agencies;

  (b)
  no Default under the Indenture has occurred and is continuing; and

  (c)
  NIC has outstanding no other Indebtedness, which at such time has an aggregate outstanding principal amount in excess of $35 million that is guaranteed by International (other than the Notes and any other Indebtedness whose guarantee by International will be automatically released if the International Guarantee is released).

As of April 30, 2005, International had $13 million of total indebtedness outstanding (not including any guaranteed obligations), all of which ranked equally with the International Guarantee. As of April 30, 2005, International had approximately $1,251 million of total indebtedness outstanding (including all guaranteed obligations), all of which ranked equally with the International Guarantee. International has not guaranteed NIC's 4.75% subordinated exchangeable notes due 2009.

Ranking

The Notes will be unsecured obligations of NIC, ranking equal in right of payment with all of NIC's other unsecured and unsubordinated indebtedness, and ranking senior in right of payment to NIC's outstanding subordinated indebtedness and any of its future subordinated indebtedness. In addition, the Notes will be structurally subordinated to all of the liabilities of NIC's non-guarantor subsidiaries. As of April 30, 2005:

  •
  NIC had $1,458 million of total indebtedness outstanding (including the Notes), of which $838 million were ranked equally with the Notes and $220 million were subordinated to the Notes,

  •
  NIC's financial services subsidiaries had $130 million of indebtedness and International had $13 million of indebtedness that was guaranteed by NIC, which guarantees rank equally with the Notes; and

  •
  NIC's non-guarantor subsidiaries had $2,639 million of outstanding liabilities, of which, $1,554 million were liabilities of the financial services operations.

Optional Redemption

Except as described below, the Notes are not redeemable until March 1, 2009. On and after March 1, 2009, NIC may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

Year	Percentage

2009	103.125%
2010	101.563%
2011 and thereafter	100.000%

Prior to March 1, 2008, NIC may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of 106.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

  (1)
  at least 65% of the aggregate principal amount of the Notes remains outstanding after each such redemption; and

  (2)
  the redemption occurs within 60 days after the closing of such Public Equity Offering.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by NIC.

Certain Covenants

Application of Fall Away Covenants.    After such time as:

          (a)     the Notes have been assigned an Investment Grade rating by both Rating Agencies; and

          (b)    no Default under the Indenture has occurred and is continuing, and notwithstanding that the Notes may later cease to have an Investment Grade Rating by either or both of the Rating Agencies, NIC and its Restricted Subsidiaries will not be subject to the following agreements and covenants contained in the Indenture:

  •
  "Limitation on Incurrence of Indebtedness",

  •
  "Limitation on Certain Asset Dispositions",

  •
  "Limitation on Restricted Payments",

  •
  "Limitation on Preferred Stock of Restricted Subsidiaries",

  •
  "Limitation on Transactions with Affiliates",

  •
  "Limitation on Payment Restrictions Affecting Restricted Subsidiaries",

  •
  clauses (1) and (3) of the first paragraph of "Limitation on Sale/Leaseback Transactions", and

  •
  clause (2) of the first paragraph of "Merger, Consolidation, Etc."

A change in the rating on the Notes by either Rating Agency shall be deemed to have occurred on the date that such Rating Agency shall have publicly announced the change.

Limitation on Liens.    The Indenture provides that NIC will not, and will not cause or permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens upon any of their respective properties or assets (including, without limitation, any asset in the form of the right to receive payments, fees or other consideration or benefits) whether owned on the Issue Date or acquired after the Issue Date, other than:

           (1)  Liens granted by NIC or a Subsidiary Guarantor on property or assets of NIC or a Subsidiary Guarantor securing Indebtedness of NIC or a Subsidiary Guarantor that is permitted by the Indenture and that is pari passu with the Notes or the Subsidiary Guarantee; provided, that the Notes or the Subsidiary Guarantee, as the case may be, are secured on an equal and ratable basis with the Indebtedness secured by such Liens for so long as such Indebtedness is so secured;

           (2)  Liens granted by NIC or a Subsidiary Guarantor on property or assets of NIC or a Subsidiary Guarantor securing Indebtedness of NIC or a Subsidiary Guarantor that is permitted by the Indenture and that is subordinated to the Notes or the Subsidiary Guarantee, provided, that the Notes, as the case may be, are secured by Liens ranking prior to such Liens;

           (3)  Permitted Liens;

           (4)  Liens in respect of Acquired Indebtedness permitted by the Indenture; provided, that the Liens in respect of such Acquired Indebtedness secured such Acquired Indebtedness at the time of the incurrence of such Acquired Indebtedness and such Liens and the Acquired Indebtedness were not incurred by NIC or by the Person being acquired or from whom the assets were acquired in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by NIC, and provided, further that such Liens in respect of such Acquired Indebtedness do not extend to or cover any property or assets of NIC or of any Restricted Subsidiary of NIC other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of NIC;

           (5)  Liens granted in connection with any Qualified Securitization Transaction;

           (6)  Liens arising from claims of holders of Indebtedness against funds held in a defeasance trust for the benefit of such holders; and

           (7)  Liens on property or assets of NIC or any Restricted Subsidiary securing Indebtedness permitted by the Indenture not to exceed the greater of (A) $200.0 million and (B) the sum of (1) 85.0% of the total book value of accounts receivable and (2) 50.0% of the total book value of inventory, in each case as reflected on NIC's most recent consolidated financial statements prepared in accordance with GAAP.

Limitation on Incurrence of Indebtedness.    The Indenture provides that NIC will not, and will not cause or permit any of its Restricted Subsidiaries to incur, directly or indirectly, any Indebtedness, except:

           (1)  Indebtedness of NIC or any Subsidiary Guarantor, if immediately after giving effect to the incurrence of such Indebtedness and the receipt and application of the net proceeds thereof, the Consolidated Cash Flow Ratio of NIC for the four full fiscal quarters for which quarterly or annual financial statements are available next preceding the incurrence of such Indebtedness would be greater than 2.0 to 1.0;

           (2)  Indebtedness outstanding on the Issue Date;

           (3)  [Reserved]

           (4)  Indebtedness owed by NIC to any Restricted Subsidiary of NIC or Indebtedness owed by a Subsidiary of NIC to NIC or a Restricted Subsidiary of NIC; provided, that, upon either

            (a)     the transfer or other disposition by such Restricted Subsidiary or NIC of any Indebtedness so permitted under this clause (4) to a Person other than NIC or another Restricted Subsidiary of NIC or

            (b)    the issuance (other than directors' qualifying shares), sale, transfer or other disposition of shares of Capital Stock or other ownership interests (including by consolidation or merger) of such Restricted Subsidiary to a Person other than NIC or another such Restricted Subsidiary of NIC, the provisions of this clause (4) shall no longer be applicable to such Indebtedness and such Indebtedness shall be deemed to have been incurred at the time of any such issuance, sale, transfer or other disposition, as the case may be;

           (5)  Indebtedness of NIC or its Restricted Subsidiaries under any Interest Rate Protection Agreement or Currency Agreement;

           (6)  Acquired Indebtedness to the extent NIC could have incurred such Indebtedness in accordance with clause (1) above on the date such Indebtedness became Acquired Indebtedness;

           (7)  Indebtedness incurred by NIC or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in response to worker's compensation claims or self-insurance;

           (8)  Indebtedness arising from agreements of NIC or a Restricted Subsidiary of NIC providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary of NIC;

           (9)  Obligations in respect of performance and surety bonds and completion guarantees provided by NIC or any Restricted Subsidiary of NIC in the ordinary course of business;

         (10)  Indebtedness consisting of notes issued to employees, officers or directors in connection with the redemption or repurchase of Capital Stock held by such Persons in an aggregate amount not in excess of $10.0 million at any time outstanding;

         (11)  Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into by NIC or its Restricted Subsidiaries in the ordinary course;

         (12)  the guarantee by NIC or any Restricted Subsidiary of Indebtedness of NIC or any Restricted Subsidiary permitted to be incurred under another provision of this covenant;

         (13)  Indebtedness incurred to renew, extend, refinance or refund (collectively for purposes of this clause (13) to "refund") any Indebtedness incurred pursuant to clauses (1) or (2) above, this clause (13) or clauses (14) and (15) below; provided, that:

            (a)     such Indebtedness does not exceed the principal amount (or accreted amount, if less) of Indebtedness so refunded plus the amount of any premium required to be paid in connection with such refunding pursuant to the terms of the Indebtedness refunded or the amount of any premium reasonably determined by NIC as necessary to accomplish such refunding by means of a tender offer, exchange offer, or privately negotiated repurchase, plus the expenses of NIC or such Restricted Subsidiary incurred in connection therewith and

            (b)    (I) in the case of any refunding of Indebtedness that is pari passu with the Notes, such refunding Indebtedness is made pari passu with or subordinate in right of payment to such Notes, and, in the case of any refunding of Indebtedness that is subordinate in right of payment to the Notes, such refunding Indebtedness is subordinate in right of payment to such Notes on terms no less favorable to the Holders than those contained in the Indebtedness being refunded,

               (II)  in either case, the refunding Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued does not have an Average Life that is less than the remaining Average Life of the Indebtedness being refunded (in the event that any portion of such refunding Indebtedness has a scheduled maturity prior to the Notes) and does not permit redemption or other retirement (including pursuant to any required offer to purchase to be made by NIC or any of its Restricted Subsidiaries) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Indebtedness being refunded, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to a required offer to purchase made by NIC or any of its Restricted Subsidiaries) which is conditioned upon a change of control of NIC pursuant to provisions substantially similar to those contained in the Indenture described under "—Change of Control" below, and

              (III)  Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor may not be incurred to refund any Indebtedness of NIC;

         (14)  Indebtedness of NIC under the Notes outstanding on the Issue Date and Indebtedness of International under the International Guarantee with respect to the Notes outstanding on the Issue Date;

         (15)  Indebtedness of NIC relating to the assumption of the 4.75% Subordinated Exchangeable Notes originally issued by NFC;

         (16)  the consummation of any Qualified Securitization Transaction;

         (17)  Attributable Indebtedness relating to any Sale/Leaseback Transaction with respect to the purchase of tooling and related manufacturing equipment in the ordinary course of business consistent with past practices;

         (18)  the incurrence by NIC or any Restricted Subsidiary of Indebtedness (including Capital Lease Obligations) to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount outstanding not to exceed the greater of (a) $75.0 million or (b) 2.0% of Consolidated Net Tangible Assets at the time of any incurrence thereof;

         (19)  the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Capital Stock or Preferred Stock; provided in each such case that the amount thereof is included in Consolidated Fixed Charges of NIC as accrued; and

         (20)  Indebtedness of NIC or its Restricted Subsidiaries, not otherwise permitted to be incurred pursuant to clauses (1) through (20) above, which, together with any other outstanding Indebtedness incurred pursuant to this clause (20), has an aggregate principal amount not in excess of $250.0 million at any time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (20) above, NIC shall, in its sole discretion, classify such item of Indebtedness and may divide and classify such Indebtedness in more than one of the types of Indebtedness described, and may later reclassify any item of Indebtedness described in clauses (1) through (20) above (provided that at the time of reclassification it meets the criteria in such category or categories). In addition, for purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness.

Limitation on Preferred Stock of Restricted Subsidiaries.    The Indenture provides that NIC will not cause or permit any of its Restricted Subsidiaries to issue any Preferred Stock other than to NIC or to another Restricted Subsidiary; provided that a Subsidiary Guarantor may issue Preferred Stock to any other Person if at the time of issuance of such Preferred Stock, NIC, after giving pro forma effect to such issuance treating the aggregate liquidation preference of such Preferred Stock as Indebtedness, would have been able to incur at least $1.00 of additional Indebtedness pursuant to the terms of the Indenture described in clause (1) of "—Limitation on Incurrence of Indebtedness" above.

Limitation on Restricted Payments.    The Indenture provides that NIC will not, and will not cause or permit any of its Restricted Subsidiaries to directly or indirectly:

           (1)  declare or pay any dividend, or make any distribution of any kind or character (whether in cash, property or securities), in respect of any class of its Capital Stock or to the holders thereof in their capacity as stockholders, excluding any (a) dividend or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire its Qualified Capital Stock or (b) in the case of any Restricted Subsidiary of NIC, dividends or distributions payable to NIC or a Restricted Subsidiary of NIC;

           (2)  purchase, redeem, or otherwise acquire or retire for value shares of Capital Stock of NIC or any options, warrants or rights to purchase or acquire shares of Capital Stock of NIC (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock of NIC), excluding any such shares of Capital Stock, options, warrants, rights or securities which are owned by NIC or a Restricted Subsidiary of NIC;

           (3)  make any Investment (other than a Permitted Investment); or

           (4)  redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Indebtedness which is subordinate in right of payment to the Notes (each of the transactions described in clauses (1) through (4) (other than any exception to any such clause) being a "Restricted Payment"), if at the time thereof:

           (1)  an Event of Default, or an event that with the passing of time or giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing, or

           (2)  upon giving effect to such Restricted Payment, NIC could not incur at least $1.00 of additional Indebtedness pursuant to the terms of the Indenture described in clause (1) of "—Limitation on Incurrence of Indebtedness" above, or

           (3)  upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments made on or after the Issue Date exceeds the sum (without duplication) of:

            (a)     50% of cumulative Consolidated Net Income of NIC (or, in the case cumulative Consolidated Net Income of NIC shall be negative, less 100% of such deficit) for the period (treated as a single accounting period) from May 1, 2004 through the last day of NIC's most recently ended fiscal quarter for which financial statements are available; plus

            (b)    100% of the aggregate net cash proceeds and the fair market value of property or marketable securities received after the 7 1/2% Notes Issue Date, from the issuance of Qualified Capital Stock of NIC and warrants, rights or options on Qualified Capital Stock of NIC (other than in respect of any such issuance to a Subsidiary of NIC) and the principal amount of Indebtedness of NIC or a Subsidiary of NIC that has been converted into or exchanged for Qualified Capital Stock of NIC after the Issue Date; plus

            (c)     in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the 7 1/2% Notes Issue Date, an amount equal to the return of capital with respect to such Investment, less the cost of the disposition of such Investment; plus

            (d)    100% of the aggregate net cash proceeds and the fair market value of property or marketable securities received after the 7 1/2% Notes Issue Date from Unrestricted Subsidiaries resulting from the receipt of dividends or other distributions or payments, repayments of loans or advances or other transfers of assets or proceeds from the disposition of Capital Stock, in each case to NIC or any Restricted Subsidiary from, or with respect to, interests in Unrestricted Subsidiaries; provided that any such amounts included in this paragraph (d) shall not be included in Consolidated Net Income of NIC for purposes of paragraph (a) above; plus

            (e)     the portion (proportionate to NIC's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary not to exceed the amount of Investments made by NIC or any Restricted Subsidiary (and treated as a Restricted Payment) in such Unrestricted Subsidiary;

    For purposes of determining the amount expended for Restricted Payments under this clause (3), property other than cash shall be valued at its fair market value.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph will not prohibit:

           (1)  any dividend on any class of Capital Stock of NIC paid within 60 days after the declaration thereof if, on the date when the dividend was declared, NIC could have paid such dividend in accordance with the provisions of the Indenture;

           (2)  the renewal, extension, refunding or refinancing of any Indebtedness otherwise permitted pursuant to the terms of the Indenture described in clause (13) of "—Limitation on Incurrence of Indebtedness" above;

           (3)  the exchange or conversion of any Indebtedness of NIC or any of its Restricted Subsidiaries for or into Qualified Capital Stock of NIC;

           (4)  any Restricted Payments, including loans or other advances made pursuant to any employee benefit plans (including plans for the benefit of directors) or employment agreements or other compensation arrangements, in each case as approved by the Board of Directors of NIC in its good faith judgment;

           (5)  so long as no Default or Event of Default has occurred and is continuing, any Investment made with the proceeds of a substantially concurrent sale of Qualified Capital Stock of NIC; provided, that the proceeds of such sale of Qualified Capital Stock shall not be (and have not been) included in clause (3) of the preceding paragraph;

           (6)  the redemption, repurchase, retirement or other acquisition of any Capital Stock of NIC in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of NIC) of Qualified Capital Stock of NIC; provided, that the proceeds of such sale of Capital Stock shall not be (and have not been) included in clause (3) of the preceding paragraph;

           (7)  so long as no Event of Default has occurred and is continuing, the redemption, repurchase, retirement or other acquisition of any subordinated Indebtedness of NIC in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of NIC) of Qualified Capital Stock of NIC; provided, that the proceeds of such sale of Qualified Capital Stock shall not be (and have not been) included in clause (3) of the preceding paragraph;

           (8)  Investments in Navistar Financial Corporation made pursuant to the Support Agreement to the extent required by the Support Agreement;

           (9)  the declaration and payment of dividends to holders of any class of Preferred Stock issued after the 7 1/2% Notes Issue Date; provided, that at the time of the issuance of such Preferred Stock, NIC, after giving pro forma effect to such issuance treating the aggregate liquidation preference of such Preferred Stock as Indebtedness, would have been able to incur at least $1.00 of additional Indebtedness pursuant to the terms of the Indenture described in clause (1) of "—Limitation on Incurrence of Indebtedness" above;

         (10)  so long as no Event of Default has occurred and is continuing, any purchase or redemption or other retirement for value of Capital Stock of NIC required pursuant to any shareholders agreement, management agreement or employee stock option agreement in accordance with the provisions of any such arrangement in an amount not to exceed $20.0 million in the aggregate;

         (11)  repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof or tax withholdings related to the exercise of such stock option;

         (12)  payments not to exceed $10.0 million per annum in the aggregate to enable NIC to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock;

         (13)  so long as no Event of Default has occurred and is continuing, (a) the redemption or repurchase of the 4.75% Subordinated Exchangeable Notes due 2009 or (b) the redemption of any other stock purchase rights under a rights plan in an aggregate amount not to exceed $2.5 million;

         (14)  so long as no Event of Default has occurred and is continuing, Investments in Permitted Joint Ventures and designations of Restricted Subsidiaries as Unrestricted Subsidiaries; provided, that after giving pro forma effect to such Investment or such designation, NIC could incur at least $1.00 of additional Indebtedness pursuant to the terms of the Indenture described in clause (1) of "—Limitation on Incurrence of Indebtedness" above;

         (15)  so long as no Event of Default has occurred and is continuing, the repurchase, redemption, acquisition or retirement of subordinated Indebtedness with Unutilized Net Available Proceeds remaining after an Offer to Purchase pursuant to the covenant described under the caption "Limitation on Certain Asset Dispositions";

         (16)  so long as no Event of Default has occurred and is continuing, the repurchase, redemption, acquisition or retirement of any subordinated Indebtedness at a price not greater than 101% of the principal amount thereof (together with accrued and unpaid interest) following a "change of control" (defined in a manner comparable to the definition of Change of Control) after NIC shall have complied with the provisions under

  "—Change of Control" and has purchased all Notes validly tendered and not withdrawn; and

         (17)  if no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (17), does not to exceed $200.0 million in the aggregate since the 7 1/2% Notes Issue Date.

Each Restricted Payment described in clauses (1), (4), (8), (10), (15) and (16) of the previous sentence shall be taken into account (and the Restricted Payments described in the remaining clauses shall not be taken into account) for purposes of computing the aggregate amount of all Restricted Payments made pursuant to clause (3) of the preceding paragraph.

Limitation on Certain Asset Dispositions.    The Indenture provides that NIC will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make one or more Asset Dispositions unless:

           (1)  NIC or the Restricted Subsidiary, as the case may be, receives consideration for such Asset Disposition at least equal to the fair market value of the assets sold or disposed of (as determined in good faith by NIC);

           (2)  not less than 75% of the consideration for the disposition consists of cash or readily marketable cash equivalents or the assumption of Indebtedness (other than non-recourse Indebtedness or any Indebtedness subordinated to the Notes) of NIC or such Restricted Subsidiary or other obligations relating to such assets (and release of NIC or such Restricted Subsidiary from all liability on the Indebtedness or other obligations assumed); and

           (3)  all Net Available Proceeds, less any amounts invested or committed to be invested within 360 days of such Asset Disposition in assets related to the business of NIC (including capital expenditures or the Capital Stock of another Person (other than NIC or any Person that is a Restricted Subsidiary of NIC immediately prior to such investment); provided, that immediately after giving effect to any such investment (and not prior thereto) such Person shall be a Restricted Subsidiary of NIC), are applied, on or prior to the 360th day after such Asset Disposition (unless and to the extent that NIC shall determine to make an Offer to Purchase), either to

            (a)     the permanent reduction and prepayment of any Indebtedness of NIC (other than Indebtedness which is expressly subordinate to the applicable issue of Notes) then outstanding (including a permanent reduction of commitments in respect thereof) or

            (b)    the permanent reduction and repayment of any Indebtedness of any Restricted Subsidiary of NIC then outstanding (including a permanent reduction of commitments in respect thereof).

The 361st day after such Asset Disposition shall be deemed to be the "Asset Sale Offer Trigger Date," and the amount of Net Available Proceeds from Asset Dispositions otherwise subject to the preceding provisions not so applied or as to which NIC has determined not to so apply shall be referred to as the "Unutilized Net Available Proceeds." Within fifteen days after the Asset Sale Offer Trigger Date, NIC shall make an Offer to Purchase the outstanding applicable issue of Notes at a purchase price in cash equal to 100% of their principal amount plus any accrued and unpaid interest thereon to the Purchase Date. Notwithstanding the foregoing, NIC may defer making any Offer to Purchase outstanding Notes until there are aggregate Unutilized Net Available Proceeds equal to or in excess of $25.0 million (at which time, the entire Unutilized Net Available Proceeds, and not just the amount in excess of $25.0 million, shall be applied as required pursuant to this paragraph). Pending application of the Unutilized Net Available Proceeds pursuant to this covenant, such Unutilized Net Available Proceeds shall be invested in Permitted Investments of the types described in clauses (1), (2) and (3) of the definition of "Permitted Investments."

If any Indebtedness of NIC or any of its Restricted Subsidiaries ranking pari passu with the Notes requires that prepayment of, or an offer to prepay, such Indebtedness be made with any Net Available Proceeds, NIC may apply such Net Available Proceeds pro rata (based on the aggregate principal amount of the Notes then outstanding and the aggregate principal amount (or accreted value, if less) of all such other Indebtedness then outstanding) to the making of an Offer to Purchase the Notes in accordance with the foregoing provisions and the prepayment or the offer to prepay such pari passu Indebtedness. Any remaining Net Available Proceeds following the completion of the required Offer to Purchase may be used by NIC for any other purpose (subject to the other provisions of the Indenture) and the amount of Net Available Proceeds then required to be otherwise applied in accordance with this covenant shall be reset to zero, subject to any subsequent Asset Disposition. These provisions will not apply to a transaction consummated in compliance with the provisions of the Indenture described under "—Merger, Consolidation, Etc." below.

Notwithstanding the foregoing, the provisions of this covenant shall not apply to any Sale/Leaseback Transaction with respect to the purchase of tooling and related manufacturing equipment in the ordinary course of business consistent with past practices.

In the event that NIC makes an Offer to Purchase the Notes, NIC shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed an Event of Default or an event that with the passing of time or giving of notice, or both, would constitute an Event of Default.

NIC's ability to repurchase the Notes may be limited by other then-existing borrowing agreements of NIC and its Restricted Subsidiaries. There can be no assurance that NIC will be able to obtain such a consent or a waiver of such limitations. See "—Limitation on Restricted Payments."

Limitation on Sale/Leaseback Transactions.    The Indenture provides that NIC shall not, and shall not cause or permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

           (1)  NIC or such Restricted Subsidiary would be entitled to incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction pursuant to any provision of the covenant described under the caption "—Limitation on Incurrence of Indebtedness";

           (2)  the net proceeds received by NIC or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair value (as determined by the Board of Directors) of such property; and

           (3)  NIC or such Restricted Subsidiary applies the proceeds of such transaction in compliance with "—Limitation on Certain Asset Dispositions."

Notwithstanding the foregoing, the provisions of this covenant shall not prohibit NIC or any Restricted Subsidiary from entering into any Sale/Leaseback Transaction with respect to the purchase of tooling and related manufacturing equipment in the ordinary course of business consistent with past practices.

Limitation on Payment Restrictions Affecting Restricted Subsidiaries.    The Indenture provides that NIC will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or suffer to exist or allow to become effective any consensual encumbrance or restriction of any kind on the ability of any such Restricted Subsidiary to:

           (1)  pay dividends, in cash or otherwise, or make other payments or distributions on its Capital Stock or any other equity interest or participation in, or measured by, its profits, owned by NIC or by any Restricted Subsidiary of NIC, or make payments on any Indebtedness owed to NIC or to any Restricted Subsidiary of NIC;

           (2)  make loans or advances to NIC or to any Restricted Subsidiary of NIC; or

           (3)  transfer any of their respective property or assets to NIC or to any Restricted Subsidiary of NIC.

The preceding restrictions, however, will not apply to encumbrances or restrictions existing under or by reason of:

           (1)  applicable law, regulations or order;

           (2)  customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Restricted Subsidiary of NIC;

           (3)  indebtedness or any other contractual requirements (including pursuant to any corporate governance documents in the nature of a charter or by-laws) of a Securitization Subsidiary arising in connection with a Qualified Securitization Transaction, provided, that any such encumbrances and restrictions apply only to such Securitization Subsidiary;

           (4)  any agreement in effect on the Issue Date as any such agreement is in effect on such date;

           (5)  any agreement relating to any Indebtedness incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary became a Subsidiary of NIC and outstanding on such date and not incurred in anticipation or contemplation of becoming a Subsidiary of NIC, provided, such encumbrance or restriction shall not apply to any assets of NIC or its Restricted Subsidiaries other than such Restricted Subsidiary;

           (6)  the Indenture, the Notes and the Subsidiary Guarantees;

           (7)  restrictions relating to any Lien permitted under the Indenture imposed by the holder of such Lien;

           (8)  restrictions imposed under any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale;

           (9)  any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

         (10)  customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

         (11)  Indebtedness incurred in compliance with clause (18) of the covenant described under "—Limitation on Incurrence of Indebtedness" that impose restrictions of the nature described in clause (5) above on the assets acquired;

         (12)  restrictions on cash or other deposits or net worth imposed by suppliers or landlords under contracts entered into in the ordinary course of business;

         (13)  encumbrances or restrictions contained in Indebtedness of Restricted Subsidiaries permitted to be incurred under clause (21) of the covenant described under "—Limitation on Incurrence of Indebtedness;" provided that any such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred under the relevant circumstances and do not materially impair the Issuer's ability to make payment on the Notes when due; and

         (14)  any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments or refinancings are no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing.

Limitation on Transactions with Affiliates.    The Indenture provides that NIC will not, and will not cause or permit any of its Restricted Subsidiaries to:

           (1)  sell, lease, transfer or otherwise dispose of any of its property or assets to,

           (2)  purchase any property or assets from,

           (3)  make any Investment in, or

           (4)  enter into or amend or extend any contract, agreement or understanding with or for the benefit of, any Affiliate of NIC or of any Subsidiary (an "Affiliate Transaction"),

other than Affiliate Transactions that are on terms that are fair and reasonable to NIC or such Restricted Subsidiary of NIC and that are no less favorable to NIC or such Restricted Subsidiary of NIC than those that could be obtained in a comparable arm's length transaction by NIC or such Restricted Subsidiary of NIC from an unaffiliated party; provided, that if NIC or any Restricted Subsidiary of NIC enters into an Affiliate Transaction or series of Affiliate Transactions involving or having an aggregate value of more than $30.0 million, a majority of the disinterested members of the Board of Directors of NIC or a committee thereof shall, prior to the consummation of such Affiliate Transaction, have determined (as evidenced by a resolution thereof) that such Affiliate Transaction meets the foregoing standard.

The foregoing restrictions shall not apply to:

           (1)  any transaction between Restricted Subsidiaries of NIC, or between NIC and any Restricted Subsidiary of NIC if such transaction is not otherwise prohibited by the terms of the Indenture;

           (2)  transactions entered into pursuant to the terms of the Master Intercompany Agreements, the Tax Allocation Agreement or the Support Agreement;

           (3)  transactions entered into in the ordinary course of business;

           (4)  Qualified Securitization Transactions;

           (5)  reasonable fees and compensation paid to and advances of expenses to and indemnity provided on behalf of officers, directors, employees or consultants of NIC or any Subsidiary as determined in good faith by NIC's Board of Directors or senior management;

           (6)  any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

           (7)  Restricted Payments and Permitted Investments permitted by the Indenture;

           (8)  loans or advances to employees or consultants in the ordinary course of business and consistent with past practices in an aggregate amount outstanding at any time not to exceed $10.0 million;

           (9)  joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture which are fair to NIC or its Restricted Subsidiaries, in the reasonable determination of the senior management of NIC, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and

         (10)  any employment or compensation arrangement entered into by NIC or any of its Restricted Subsidiaries in the ordinary course of business that is not otherwise prohibited by the Indenture.

Limitation on Guarantees by Restricted Subsidiaries.    The Indenture provides that NIC shall not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee the payment of any Indebtedness of NIC which, in the aggregate, together with all other Indebtedness of NIC that is guaranteed by Restricted Subsidiaries, does not exceed $35.0 million, unless such Restricted Subsidiary of NIC simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee of payment of the Notes by such Restricted Subsidiary of NIC; provided, any guarantee by a Subsidiary Guarantor of such other Indebtedness:

           (1)  (a) (I) is unsecured or (II) is secured and (A) in the case of any such guarantee of Indebtedness of NIC ranking pari passu with the Notes, the Subsidiary Guarantees are secured equally and ratably with any Liens securing such guarantee and (B) in the case of any such guarantee of Indebtedness of NIC subordinated to the Notes, the relevant

  Subsidiary Guarantees are secured on a basis ranking prior to the Liens securing such guarantee and

           (b)  (I) in the case of any such guarantee of Indebtedness of NIC subordinated or junior to the Notes (whether pursuant to its terms or by operation of law), such guarantee is subordinated pursuant to a written agreement to the relevant Subsidiary Guarantees at least to the same extent and in the same manner as such other Indebtedness is subordinated to the Notes, or (II) the Subsidiary Guarantees are not subordinated or junior to any Indebtedness of such Subsidiary Guarantor; and

           (2)  such Subsidiary Guarantor waives, and agrees it will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against NIC or any other Subsidiary of NIC as a result of any payment by it under such Subsidiary Guarantees.

Notwithstanding the foregoing, any Subsidiary Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged upon either (a) the unconditional release or discharge of such Subsidiary Guarantor's guarantees of all other Indebtedness of NIC (other than a release resulting from payment under such Subsidiary Guarantor's guarantees) or (b) any sale, exchange or transfer, to any Person not an Affiliate of NIC, of the Capital Stock of such Subsidiary Guarantor such that such Subsidiary Guarantor ceases to be a Subsidiary of NIC, or all or substantially all of the assets of such Subsidiary Guarantor, pursuant to a transaction which is in compliance with all of the terms of the Indenture.

Change of Control.    Upon the occurrence of a Change of Control (the date of each such occurrence being the "Change of Control Date"), NIC will notify the Holders in writing of such occurrence and will commence an Offer to Purchase (the "Change of Control Offer") all Notes then outstanding, in each case, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the Purchase Date. Notice of a Change of Control will be mailed by NIC to the Holders not more than 30 days after any Change of Control Date.

None of the provisions relating to a purchase upon a Change of Control are waivable by the Board of Directors of NIC. NIC could, in the future, enter into certain transactions, including certain recapitalizations of NIC, that would not constitute a Change of Control with respect to the Change of Control purchase feature of the Notes, but would increase the amount of Indebtedness outstanding at such time. If a Change of Control were to occur, there can be no assurance that NIC would have sufficient funds to pay the redemption price for all Notes that NIC is required to redeem. In the event that NIC were required to purchase outstanding Notes pursuant to a Change of Control Offer, NIC expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that NIC would be able to obtain such financing.

With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the Indenture (including as set forth under "—Merger, Consolidation, Etc." below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders are subject to a Change of Control Offer.

NIC's ability to repurchase the Notes may be limited by other then-existing borrowing agreements of NIC and its Subsidiaries. There can be no assurance that NIC will be able to obtain such a consent or a waiver of such limitations. See "—Limitation on Restricted Payments."

If an offer is made to redeem the Notes as a result of a Change of Control, NIC will comply with all tender offer rules under state and Federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

The Change of Control redemption feature of the Notes may in certain circumstances make more difficult or discourage a takeover of NIC and, thus, the removal of incumbent management.

Reports.    So long as any Note is outstanding, NIC will file with the SEC and, within 15 days after it files them with the SEC, file with the Trustee and mail or cause the Trustee to mail to the Holders at their addresses as set forth in the registers of the Notes, copies of the annual reports and of the information, documents and other reports which NIC is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or which NIC would be required to file with the SEC if NIC then had a class of securities registered under the Exchange Act.

Merger, Consolidation, Etc.    NIC will not, in a single transaction or series of related transactions, consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of NIC's assets (determined on a consolidated basis) to any Person unless:

           (1)  either (a) NIC shall be the surviving or continuing corporation or (b) the Person (if other than NIC) formed by such consolidation or into which NIC is merged or the Person which acquires by conveyance, transfer or lease the properties and assets of NIC and its Restricted Subsidiaries substantially as an entirety (I) shall be a corporation, limited liability company or partnership organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (II) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of NIC to be performed or observed;

           (2)  immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(II) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), NIC (in the case of clause (a) of the foregoing clause (1)) or such Person (in the case of clause (II) thereof) could incur at least $1.00 of additional Indebtedness pursuant to clause (1) of "—Limitation on Incurrence of Indebtedness";

           (3)  immediately before and after giving effect to such transaction and the assumption contemplated by clause (1)(b)(II) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of the transaction) no Default and no Event of Default shall have occurred or be continuing (subject, in the case of the Notes, to the applicability of the covenant described under "—Covenant Suspension for the Notes"); and

           (4)  NIC or such Person shall have delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this provision of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding the foregoing:

           (1)  a Restricted Subsidiary of NIC may consolidate with, or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, NIC or another Restricted Subsidiary of NIC;

           (2)  a series of transactions involving the sale of Receivables or interests therein by a Securitization Subsidiary in connection with a Qualified Securitization Transaction shall not be deemed to be the sale of all or substantially all of NIC's assets to the extent such transactions are consummated in the ordinary course of business; and

           (3)  the provisions of clause (1) of the preceding paragraph shall not prohibit NIC or any Restricted Subsidiary from selling, assigning, transferring, leasing, conveying or otherwise disposing of all or substantially all of its assets to a Permitted Joint Venture in a transaction entered into in compliance with "—Limitation on Restricted Payments."

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of NIC, the Capital Stock of which constitutes all or substantially all of the properties and assets of NIC, shall be deemed to be the transfer of all or substantially all of the properties and assets of NIC.

Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which NIC is merged or to which such conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, NIC under the Indenture with the same effect as if such successor had been named as NIC therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.

Events of Default

The following are Events of Default under the Indenture:

           (1)  default in the payment of principal of, or premium, if any, on any Note when due at maturity, upon repurchase, upon acceleration or otherwise, including, without limitation, failure of NIC to repurchase any Note on the date required following a Change of Control; or

           (2)  default in the payment of any installment of interest on any Note when due and continuance of such Default for 30 days or more; or

           (3)  failure to observe, perform or comply with any of the provisions described under "Certain Covenants—Merger, Consolidation, Etc." above; or

           (4)  default (other than a default set forth in clauses (1), (2) and (3) above) in the performance of, or breach of, any other covenant or warranty of NIC or of any Restricted Subsidiary in the Indenture, or in the Notes and failure to remedy such default or breach within a period of 30 days after written notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes; or

           (5)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by NIC or any Subsidiary of NIC (or the payment of which is guaranteed by NIC or any Restricted Subsidiary of NIC), which default is caused by a failure to pay principal of or premium, if any, on such Indebtedness upon its stated maturity or which default results in the acceleration of such Indebtedness prior to its express maturity and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $50.0 million or more and such acceleration has not been rescinded or annulled or such Indebtedness discharged in full within 30 days; or

           (6)  the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against NIC or any Subsidiary of NIC or any of their respective property or assets in an aggregate amount in excess of $50.0 million, which judgments, orders or decrees have not been vacated, discharged, satisfied or stayed pending appeal within 30 days from the entry thereof and with respect to which legal enforcement proceedings have been commenced; or

           (7)  certain events of bankruptcy, insolvency or reorganization involving NIC or any Material Subsidiary of NIC.

If an Event of Default (other than an Event of Default specified in clause (7) above involving NIC) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes may, and the Trustee shall upon the request of Holders of not less than 25% in aggregate principal amount of the Notes then outstanding, declare the unpaid principal of, premium, if any, and accrued and unpaid interest on all the Notes then outstanding to be due and payable, by a notice in writing to NIC (and to the Trustee, if given by Holders) and upon such declaration such principal amount, premium, if any, and accrued and unpaid interest will become immediately due and payable, notwithstanding anything contained in the Indenture or the Notes to the contrary. If an Event of Default specified in clause (7) above involving NIC occurs, all unpaid principal of, and premium, if any, and accrued and unpaid interest on the Notes then outstanding will ipso facto become due and payable.

No Holder of any Note may enforce the Indenture or the Notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, with respect to the Indenture the Trustee is under no obligation to exercise any of its rights or powers under such Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes, or that resulted from the failure of NIC to comply with the provisions of "—Certain Covenants—Change of Control" or "—Merger, Consolidation, Etc." above) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may rescind an acceleration of the Notes and its consequences if all existing Events of Default (other than the nonpayment of principal of and premium, if any, and interest on the Notes which has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the Holders of all the Notes, waive any past Default or Event of Default under the Indenture and its consequences, except a Default in the payment of principal of or premium, if any, or interest on the Notes or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of all Holders.

Under the Indenture, an executive officer of NIC is required to provide a certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not he knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Amendment, Supplement and Waiver

From time to time, NIC, when authorized by a resolution of its Board of Directors, and the Trustee, may, without the consent of the Holders, amend, waive or supplement the Indenture and the Notes issued thereunder for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the TIA, or making any change that does not adversely affect the rights of any Holder; provided that NIC has delivered to the Trustee an opinion of counsel stating that such change does not adversely affect the rights of any Holder. Other amendments and modifications of the Indenture and the Notes issued thereunder may be made by NIC, and the Trustee with the consent of the Holders of at least a majority of the aggregate principal amount of the Notes issued under the Indenture then outstanding.

Notwithstanding the foregoing, no amendment or modification may, without the consent of the Holder of each outstanding Note affected thereby:

           (1)  change the maturity of the principal of or any installment of interest on the Notes or repurchase provisions of the Notes or the Indenture in a manner adverse to the Holders of the Notes;

           (2)  reduce the principal amount of (or the premium) of the Notes;

           (3)  reduce the rate of or extend the time for payment of interest on the Notes;

           (4)  change the place or currency of payment of principal of (or premium) or interest on the Notes;

           (5)  modify any provisions of the Indenture relating to the waiver of past defaults (other than to add sections of the Indenture or the Notes subject thereto or the right of the Holders of the Notes outstanding thereunder to institute suit for the enforcement of any payment on or with respect to the Notes or the modification and amendment of the Indenture and the Notes (other than to add sections of such Indenture or such Notes which may not be amended, supplemented or waived without the consent of each Holder herein affected);

           (6)  reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes outstanding thereunder or for waiver of any Default in respect thereof;

           (7)  waive a default in the payment of principal of, interest on, or redemption payment with respect to, the Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

           (8)  modify the ranking or priority of the Notes; or

           (9)  modify the provisions relating to any Offer to Purchase required under the covenants described under "—Certain Covenants—Limitation on Certain Asset Dispositions" if an Asset Sale Offer Trigger Date has occurred or "—Certain Covenants—Change of Control" if a Change of Control has occurred in a manner materially adverse to the Holders of the Notes affected thereby.

Defeasance or Covenant Defeasance of the Indenture

NIC may, at its option and at any time, terminate the obligations of NIC with respect to the Notes ("defeasance"). Such defeasance means that NIC shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes so defeased, except for:

           (1)  the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

           (2)  NIC's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes;

           (3)  the rights, powers, trusts, duties and immunities of the Trustee; and

           (4)  the defeasance provisions of the Indenture. In addition, NIC may, at its option and at any time, elect to terminate its obligations with respect to certain covenants that are set forth in the Indenture, some of which are described under "—Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes so defeased ("covenant defeasance").

In order to exercise either defeasance or covenant defeasance:

           (1)  NIC must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes to be defeased, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to be defeased to redemption or maturity;

           (2)  NIC shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes to be defeased will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the act of such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax laws);

           (3)  no Default or Event of Default under the Indenture shall have occurred and be continuing immediately after giving effect to such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit);

           (4)  such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of NIC;

           (5)  such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which NIC is a party or by which it is bound (other than a Default or default resulting solely from the borrowing of funds to be applied to such deposit); and

           (6)  NIC shall have delivered to the Trustee an officer's certificate stating that the deposit was not made by it with the intent of preferring the Holders over any of its creditors or with the intent of defeating, hindering, delaying or defrauding any of its other creditors.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above need not be delivered if at such time all outstanding Notes have been irrevocably called for redemption.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes issued thereunder, as expressly provided for in the Indenture) as to all outstanding Notes issued thereunder when:

           (1)  either

            (a)     all the Notes issued thereunder theretofore authenticated and delivered (except lost, stolen or destroyed Notes issued thereunder which have been replaced or paid and Notes issued thereunder for whose payment money has theretofore been deposited in trust or segregated and held in trust by NIC and thereafter repaid to NIC or discharged from such trust) have been delivered to the Trustee for cancellation or

            (b)    all Notes issued thereunder not theretofore delivered to the Trustee for cancellation have become due and payable and NIC has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes issued thereunder not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes issued thereunder to the date of deposit together with irrevocable instructions from NIC directing the Trustee to apply such funds to the payment thereof at maturity;

           (2)  NIC has paid all other sums payable under the Indenture by NIC; and

           (3)  NIC has delivered to the Trustee an officer's certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Book-Entry, Delivery and Form

The exchange notes will be represented by one or more notes in registered, global form without interest coupons, collectively, the "global notes." The global notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only by DTC to another nominee of DTC, by a nominee of DTC to DTC or another nominee, or by DTC or this nominee to a successor of DTC or a nominee of this successor. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. NIC takes no responsibility for these operations and procedures and urges investors to contact the system or its participants directly to discuss these matters.

DTC has advised NIC that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised NIC that, pursuant to procedures established by it:

           (1)  upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

           (2)  ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

Investors in the global notes who are participants in DTC's system may hold their interests in the global notes directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are participants in such system. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium and special interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of us, the trustee or any agent of ours or the trustee has or will have any responsibility or liability for:

           (1)  any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes; or

           (2)  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised NIC that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or NIC. Neither NIC nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and NIC and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the participants in DTC, on the one hand, and Euroclear and Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of each of Euroclear and Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

DTC has advised NIC that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee or any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form, which we refer to as "certificated notes," if:

  (1)
  DTC notifies NIC that it (a) is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 120 days after the date of such notice;

  (2)
  NIC, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

  (3)
  there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of NIC, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

"7 1/2% Notes Issue Date" means June 2, 2004, which is the date NIC issued its 7 1/2% Senior Notes due 2011 in an aggregate principal amount at maturity of $250.0 million.

"Acquired Indebtedness" of any specified Person means Indebtedness of any other Person and its Restricted Subsidiaries existing at the time such other Person merged with or into or became a Restricted Subsidiary of such specified Person or assumed by the specified Person in connection with the acquisition of assets from such other Person and not incurred by the specified Person in connection with or in anticipation of (a) such other Person and its Restricted Subsidiaries being merged with or into or becoming a Restricted Subsidiary of such specified Person or (b) such acquisition by the specified Person.

"Affiliate" means, when used with reference to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the referent Person, as the case may be. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of management or policies of the referent Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

"Asset Disposition" means any sale, transfer or other disposition (including, without limitation, by merger, consolidation or sale-and-leaseback transaction) of:

           (1)  shares of Capital Stock of a Restricted Subsidiary of NIC (other than directors' qualifying shares) or

           (2)  property or assets of NIC or any of its Restricted Subsidiaries.

Notwithstanding the foregoing, an Asset Disposition shall not include:

           (1)  any sale, transfer or other disposition of shares of Capital Stock, property or assets by a Restricted Subsidiary of NIC to NIC or to any Restricted Subsidiary of NIC;

           (2)  any sale, transfer or other disposition of defaulted receivables for collection or any sale, transfer or other disposition of property or assets in the ordinary course of business;

           (3)  dispositions of assets in a single market transaction or series of related transactions with an aggregate fair market value in any calendar year of less than $10.0 million (with unused amounts in any calendar year being carried over to the succeeding calendar years subject to a maximum of $20.0 million in such next succeeding fiscal year);

           (4)  the grant in the ordinary course of business of any license of patents, trademarks, registrations therefor and other similar intellectual property;

           (5)  the granting of any Lien (or foreclosure thereon) securing Indebtedness to the extent that such Lien is granted in compliance with "—Certain Covenants—Limitation on Liens" above;

           (6)  any sale, transfer or other disposition constituting a Permitted Investment or Restricted Payment permitted by "—Certain Covenants—Limitation on Restricted Payments" above or pursuant to the Master Intercompany Agreements;

           (7)  any disposition of assets or property in the ordinary course of business to the extent such property or assets are obsolete, worn-out or no longer useful in NIC's or any of its Subsidiaries' business;

           (8)  the sale, lease, conveyance or disposition or other transfer of all or substantially all of the assets of NIC as permitted under "—Certain Covenants—Merger, Consolidation, Etc.";

           (9)  sales of accounts receivable, equipment and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" to a Securitization Subsidiary for the fair market value thereof;

         (10)  transfers of accounts receivable, equipment and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Transaction; and

         (11)  any sale or other distribution of Capital Stock of, or Indebtedness or other securities of, an Unrestricted Subsidiary.

"Asset Sale Offer Trigger Date" has the meaning set forth in "—Certain Covenants—Limitation on Certain Asset Dispositions."

An "Associate" of, or a Person "associated" with, any Person, means:

           (1)  any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and

           (2)  any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

"Attributable Indebtedness" in respect of a Sale/Leaseback Transaction involving an operating lease means, as at the time of determination, the present value (discounted at the implied interest rate in such transaction compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

"Average Life" means, as of the date of determination, with respect to any Indebtedness for borrowed money or Preferred Stock, the quotient obtained by dividing

           (1)  the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal or liquidation value payments of such Indebtedness or Preferred Stock, respectively, and the amount of such principal or liquidation value payments, by

           (2)  the sum of all such principal or liquidation value payments.

"Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock, including each class of Common or Preferred Stock of such Person, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock.

"Capitalized Lease Obligation" means obligations under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of the Indenture, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP. The Stated Maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without penalty.

"Cash Equivalents" means:

           (1)  United States dollars or in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

           (2)  securities issued or directly and fully guaranteed or insured by the United States or Canadian government (federal or provincial) or any agency or instrumentality of the United States or Canadian government (provided that the full faith and credit of the United States or Canada (federal or provincial, as the case may be), as the case may be, is pledged in support of those securities) having maturities of not more than twenty-four months from the date of acquisition;

           (3)  certificates of deposit and eurodollar time deposits with maturities of twenty four months or less from the date of acquisition, bankers' acceptances with maturities not exceeding twenty-four months and overnight bank deposits, in each case, with any commercial bank incorporated under the laws of the United States, any state thereof, the District of Columbia, Canada or any province or territory thereof having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

           (4)  repurchase obligations or securities lending arrangements for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

           (5)  commercial paper having a rating of at least "A-2" from S&P or "P-2" from Moody's and in each case maturing within 270 days after the date of acquisition or asset backed securities having a rating of at least "A" from S&P or "A2" from Moody's and in each case maturing within thirty-six months after the date of acquisition;

           (6)  with respect to any Foreign Subsidiary having its principal operations in Mexico only, (i) Certificados de la Tesoreria de la Federacion (Cetes), Bonos de Desarrollo del Gobierno Federal (Bondes) or Bonos Adjustables del Gobierno Federal (Adjustabonos), in each case, issued by the Mexican government; and (ii) any other instruments issued or guaranteed by Mexico and denominated and payable in pesos; provided, that, in each case, such investments under this clause (6) are made in the ordinary course of business for cash management purposes;

           (7)  demand or time deposit accounts used in the ordinary course of business with overseas branches of commercial banks incorporated under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof, provided that such commercial bank has, at the time of NIC's or such Restricted Subsidiary's Investment therein, (1) capital, surplus and undivided profits (as of the date of such institution's most recently published financial statements) in excess of $100 million and (2) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of NIC's or any Restricted Subsidiary's Investment therein, are rated at least "A" from S&P or "A2" from Moody's;

           (8)  obligations (including, but not limited to demand or time deposits, bankers' acceptances and certificates of deposit) issued or guaranteed by a depository institution or trust company incorporated under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof, provided that (A) such instrument has a final maturity not more than one year from the date of purchase thereof by NIC or any Restricted Subsidiary of NIC and (B) such depository institution or trust company has at the time of NIC's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, (x) capital, surplus and undivided profits (as of the date of such institution's most recently published financial statements) in excess of $100 million and (y) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of NIC's or such Restricted Subsidiary's Investment therein or contractual commitment providing for such Investment, are rated at least "A" from S&P or "A2" from Moody's;

           (9)  in the case of any Foreign Subsidiary, demand or time deposit accounts used in the ordinary course of business with reputable commercial banks located in the jurisdiction of organization of such Foreign Subsidiary; and

         (10)  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

Notwithstanding the foregoing, Investments which would otherwise constitute Cash Equivalents of the kinds described in clauses (2), (3), (4) and (5) that are permitted to have maturities in excess of twelve months shall only be deemed to be Cash Equivalents under this definition if and only if the total weighted average maturity of all Cash Equivalents of the kinds described in clauses (2), (3), (4) and (5) does not exceed twelve months on an aggregate basis.

"Change of Control" means the occurrence of one or more of the following events:

           (1)  any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than employee or retiree benefit plans or trusts sponsored or established by NIC or International, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of NIC representing 35% or more of the combined voting power of NIC's then outstanding Voting Stock;

           (2)  the following individuals cease for any reason to constitute more than a majority of the number of directors then serving on the Board of Directors of NIC: individuals who, on the Issue Date, constitute the Board of Directors and any new director (other than a director whose initial assumption of the office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of NIC) whose appointment or election by the Board of Directors or nomination for election by NIC's stockholders was approved (a) by the vote of at least a majority of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended or (b) with respect to directors whose appointment of election to the Board of Directors was made by the holders of NIC's non-convertible junior preference stock, series B, by the holders of such preference stock;

           (3)  the shareholders of NIC shall approve any Plan of Liquidation (whether or not otherwise in compliance with the provisions of the Indenture);

           (4)  NIC consolidates with or merges with or into another Person, other than a merger or consolidation of NIC in which the holders of the Common Stock of NIC outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger; or

           (5)  NIC or any Restricted Subsidiary of NIC, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of NIC and the Restricted

  Subsidiaries of NIC (determined on a consolidated basis) to any Person (other than a Permitted Joint Venture in a transaction entered into in compliance with "Certain Covenants—Limitation on Restricted Payments"); provided, that neither (a) the merger of a Restricted Subsidiary of NIC into NIC or into any Restricted Subsidiary of NIC nor (b) a series of transactions involving the sale of Receivables or interests therein in the ordinary course of business by a Securitization Subsidiary in connection with a Qualified Securitization Transaction, shall be deemed to be a Change of Control.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of NIC, the Capital Stock of which constitutes all or substantially all of the properties and assets of NIC, shall be deemed to be the transfer of all or substantially all of the properties and assets of NIC.

"Commodity Agreement" means any future contract or similar agreement or arrangement designed to protect, hedge or manage against fluctuations in prices of commodities used by NIC or any of its Restricted Subsidiaries in the ordinary course of business.

"Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

"Consolidated Cash Flow Available For Fixed Charges" of any Person means for any period the Consolidated Net Income of such Person for such period plus (to the extent Consolidated Net Income for such period has been reduced thereby):

           (1)  Consolidated Interest Expense of such Person for such period; plus

           (2)  Consolidated Tax Expense of such Person for such period; plus

           (3)  the consolidated depreciation and amortization expense included in the income statement of such Person prepared in accordance with GAAP for such period; plus

           (4)  any non-recurring fees, expenses or charges related to any offering of Qualified Capital Stock, Permitted Investment, acquisition, recapitalization or incurrence of Indebtedness permitted under the Indenture (in each case, whether or not successful); plus

           (5)  any other non-cash charges to the extent deducted from or reflected in Consolidated Net Income except for any non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period; minus

           (6)  any non-cash items increasing Consolidated Net Income for such period (other than the reversal of a prior accrual or reserve for cash items previously excluded from Consolidated Cash Flow Available For Fixed Charges); minus

           (7)  all cash payments during such period relating to non-cash charges that were added back in determining Consolidated Cash Flow Available For Fixed Charges in any prior period.

"Consolidated Cash Flow Ratio" of any Person means for any period the ratio of

           (1)  Consolidated Cash Flow Available for Fixed Charges of such Person for such period to

           (2)  Consolidated Fixed Charges for such period; provided, however, that all incurrences and repayments of Indebtedness (including the incurrence giving rise to such calculation and any repayments in connection therewith) and all dispositions (including discontinued operations) or acquisition of assets (other than in the ordinary course of business) made during or after such period and on or prior to the date of determination shall be given pro forma effect as if they occurred on the first day of such four-quarter period.

Calculations of pro forma amounts in accordance with this definition shall be done in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision.

"Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

           (1)  Consolidated Interest Expense; and

           (2)  the product of (a) the amount of all dividend requirements (whether or not declared) on Preferred Stock of such Person, whether in cash or otherwise (except dividends payable in shares of Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated Federal, state, local and foreign tax rate (expressed as a decimal number between 1 and 0) of such Person (as reflected in the audited consolidated financial statements of such Person for the most recently completed fiscal year).

In calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio,"

           (1)  interest on Indebtedness determined on a fluctuating basis as of the date of determination and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the date of determination;

           (2)  if interest on any Indebtedness actually incurred on the date of determination may be optionally determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rates, then the interest rate in effect on the date of determination will be deemed to have been in effect during the relevant four-quarter period reference; and

           (3)  notwithstanding the foregoing, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to interest swap agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

"Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate of the net interest expense of such Person and its Consolidated Subsidiaries for such period (after giving effect to any interest income), on a consolidated basis, as determined in accordance with GAAP, including:

           (1)  all amortization of original issue discount;

           (2)  the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person during such period;

           (3)  net cash costs paid under all Interest Rate Protection Agreements (including amortization of fees);

           (4)  all capitalized interest; and

           (5)  the interest portion of any deferred payment obligations for such period.

"Consolidated Net Income" means, with respect to any Person for any period, the consolidated net income (or deficit) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP and before any reduction in respect of dividends accrued or paid on any Preferred Stock, if any); provided, that any amounts received from any other Person (other than a Restricted Subsidiary) shall be included in Consolidated Net Income for that period to the extent of the amount that has been actually received by the referent Person or a Restricted Subsidiary of the referent Person in the form of cash dividends or other cash distributions (other than payments in respect of debt obligations), and provided, further, that there shall be excluded:

           (1)  any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the 7 1/2% Notes Issue Date;

           (2)  any gain or loss, together with any related provisions for taxes, realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale-leaseback transactions) of any property or assets which are not sold or otherwise disposed of in the ordinary course of business (provided that sales of Receivables or interests therein pursuant to Qualified Securitization Transactions shall be deemed to be in the ordinary course of business) and upon the sale or other disposition of any Capital Stock of any Subsidiary of the referent Person;

           (3)  any extraordinary gain or extraordinary loss together with any related provision for taxes and any one time gains or losses (including, without limitation, those related to the adoption of new accounting standards) realized by the referent Person or any of its Restricted Subsidiaries during the period for which such determination is made;

           (4)  income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

           (5)  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets;

           (6)  the net income of any Restricted Subsidiary of such Person which is subject to restrictions which prevent or limit the payment of dividends or the making of distributions to such Person to the extent of such restrictions (except to the extent of the amount of dividends or distributions that have been paid to such Person or one or more Restricted Subsidiary not subject to any such restriction during the relevant period);

           (7)  any non-cash goodwill or other asset impairment charges incurred subsequent to the 7 1/2% Notes Issue Date; and

           (8)  non-cash compensation charges, including any such charges resulting from stock options, restricted stock grants or other equity-incentive programs.

"Consolidated Net Tangible Assets" as of any date of determination means the total amount of assets of NIC and its consolidated subsidiaries after deducting therefrom all current liabilities (excluding any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than twelve months after the time as of which the amount thereof is being computed); total prepaid expenses and deferred charges; and all goodwill, trade names, trademarks, patents, licenses, copyrights and other intangible assets, all as set forth, or on a pro forma basis would be set forth, on the consolidated balance sheet of NIC and its consolidated subsidiaries for NIC's most recently completed fiscal quarter, prepared in accordance with GAAP.

"Consolidated Stockholders' Equity" as of any date means with respect to any Person the amount, determined in accordance with GAAP, by which the assets of such Person and of its Restricted Subsidiaries on a consolidated basis exceed the sum of (1) the total liabilities of such Person and of its Restricted Subsidiaries on a consolidated basis, plus (2) any redeemable Preferred Stock of such Person.

"Consolidated Subsidiary" of any Person means a Restricted Subsidiary which for financial reporting purposes is or, in accordance with GAAP, should be, accounted for by such Person as a consolidated Subsidiary.

"Consolidated Tax Expense" means, with respect to any Person for any period, the aggregate of the U.S. Federal, state and local tax expense attributable to taxes based on income and foreign income tax expenses of such Person and its Consolidated Subsidiaries for such period (net of any income tax benefit), determined in accordance with GAAP other than taxes (either positive or negative) attributable to extraordinary or unusual gains or losses or taxes attributable to sales or dispositions of assets.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect, hedge or manage NIC or any of its Restricted Subsidiaries against fluctuations in currency values to or under which NIC or any of its Restricted Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

"DealCor Subsidiaries" means any Subsidiaries owned as of the Issue Date by NIC or one of its Subsidiaries or acquired by NIC or one of its Subsidiaries after the Issue Date whose principal business is a dealership of International.

"Default" means any event that is, or after notice or passage of time or both would be, an Event of Default (as defined in the Indenture).

"Disqualified Capital Stock" means any Capital Stock that, other than solely at the option of the issuer thereof, by its terms (or by the terms of any security into which it is convertible or exchangeable) is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased, in whole or in part, prior to the first anniversary of the Maturity Date or has, or upon the happening of an event or the passage of time would have, a redemption or similar payment due on or prior to the first anniversary of the Maturity Date, or is convertible into or exchangeable for debt securities at the option of the holder thereof at any time prior to the first anniversary of the Maturity Date.

"Event of Default" has the meaning set forth under "—Events of Default" herein.

"Foreign Subsidiary" means any Restricted Subsidiary of NIC that is not organized under the laws of the United States, any state thereof or the District of Columbia.

"4.75% Subordinated Exchangeable Notes" means the $220 million aggregate principal amount of 4.75% Subordinated Exchangeable Notes due 2009 of NFC originally issued under the indenture dated as of March 25, 2002 between NFC, as issuer, NIC and BNY Midwest Trust Company, as trustee.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the 7 1/2% Notes Issue Date.

"guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

           (1)  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keepwell, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

           (2)  entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

"incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurable" and "incurring" shall have meanings correlative to the foregoing), provided that the accrual of interest (whether such interest is payable in cash or in kind) and the accretion of original issue discount shall not be deemed an incurrence of Indebtedness, provided, further, that:

           (1)  any Indebtedness or Capital Stock of a Person existing at the time such Person becomes (after the Issue Date) a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) of NIC shall be deemed to be incurred or issued, as the case may be, by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of NIC; and

           (2)  any amendment, modification or waiver of any document pursuant to which Indebtedness was previously incurred shall not be deemed to be an incurrence of Indebtedness unless and then only to the extent such amendment, modification or waiver increases the principal or premium thereof or interest rate thereon (including by way of original issue discount).

"Indebtedness" means, with respect to any Person, at any date, any of the following, without duplication:

           (1)  any liability, contingent or otherwise, of such Person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by a note, bond, debenture or similar instrument or letters of credit (including a purchase money obligation) or (c) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property, but excluding trade accounts payable of such Person arising in the ordinary course of business;

           (2)  all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable of such Person arising in the ordinary course of business;

           (3)  all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction entered into in the ordinary course of business;

           (4)  all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien (other than in connection with property subject to a Qualified Securitization Transaction) on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such Indebtedness is assumed by such Person or is not otherwise such Person's legal liability; provided, that if the obligations so secured have not been assumed by such Person or are otherwise not such Person's legal liability, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien or the fair market value of the assets or property securing such Lien;

           (5)  all Indebtedness of others (including all dividends of other Persons the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds;

           (6)  all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends if any;

           (7)  all net amounts owing under Interest Rate Protection Agreements; and

           (8)  all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person.

For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. Indebtedness shall not include any guarantees of obligations of suppliers to NIC or any Restricted Subsidiary that ensure timely delivery of products, tooling and other materials used in the production process.

The amount of Indebtedness of any Person at any date shall be the outstanding balance without duplication at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date, provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in accordance with GAAP.

"Interest Rate Protection Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement (whether from fixed to floating or from floating to fixed), interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect, hedge or manage a Person or any Restricted Subsidiary against fluctuations in interest rates to or under which such Person or any Restricted Subsidiary of such Person is a party or a beneficiary on the Issue Date or becomes a party or a beneficiary thereafter.

"Investment" by any Person means any direct or indirect:

           (1)  loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property (valued at the fair market value thereof as of the date of transfer) to others or payments for property or services for the account or use of others, or otherwise other than in the ordinary course of business) and any guarantee of Indebtedness of any other Person;

           (2)  purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness); and

           (3)  all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

Investments shall exclude (a) transactions pursuant to the Master Intercompany Agreements and (b) extensions of loans, trade credit and advances to customers and suppliers to the extent made in the ordinary course of business. For purposes of the definition of "Unrestricted

Subsidiary" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments,"

           (1)  "Investment" shall include the portion (proportionate to NIC's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of NIC at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, that if such designation is made in connection with the acquisition of such Subsidiary or the assets owned by such Subsidiary, the "Investment" in such Subsidiary shall be deemed to be the consideration paid in connection with such acquisition; provided, further, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, NIC shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) NIC's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to NIC's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation and

           (2)  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

"Investment Grade" means:

           (1)  with respect to S&P any of the rating categories from and including AAA to and including BBB-; and

           (2)  with respect to Moody's any of the rating categories from and including Aaa to and including Baa3.

"Issue Date" means March 2, 2005.

"Lien" means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting tide or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute or statutes) of any jurisdiction but excluding any such filing or agreement which reflects ownership by a third party of

           (1)  property leased to the referent Person or any of its Restricted Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement or

           (2)  accounts, general intangibles or chattel paper sold to the referent Person.

"Master Intercompany Agreements" means (i) the Master Intercompany Agreement dated as of April 26, 1993 between Navistar Financial Corporation and International Truck and Engine Corporation (formerly known as Navistar International Transportation Corp.), as amended and as it may be amended, modified, supplemented or restated from time to time; and (ii) one or more similar agreements entered into after the Issue Date among NIC or one of its Restricted Subsidiaries and one or more Unrestricted Subsidiary that comprise of NIC's financial services operations, as such agreements may be amended, modified, supplemented or restated from time to time.

"Material Subsidiary" means, at any date of determination, any Subsidiary of NIC that, together with its Subsidiaries,

           (1)  for the most recent fiscal year of NIC accounted for more than 5% of the consolidated revenues of NIC or

           (2)  as of the end of such fiscal year, was the owner of more than 5% of the consolidated assets of NIC, all as set forth on the most recently available consolidated financial statements of NIC and its Consolidated Subsidiaries for such fiscal year prepared in conformity with GAAP.

"Maturity Date" means March 1, 2012.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquirer of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) therefrom by such Person, including any cash received by way of deferred payment or upon the monetization or other disposition of any non-cash consideration (including notes or other securities) received in connection with such Asset Disposition, net of:

           (1)  all legal, title and recording tax expenses, commissions and other fees and expenses incurred (including, without limitation, fees and expenses of accountants, brokers, printers and other similar entities) and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition;

           (2)  all payments made by such Person or its Restricted Subsidiaries on any Indebtedness which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition;

           (3)  all payments made with respect to liabilities associated with the assets which are the subject of the Asset Disposition, including, without limitation, trade payables and other accrued liabilities;

           (4)  appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, until such time as such amounts are no longer reserved or such reserve is no longer necessary (at which time any remaining amounts will become Net Available Proceeds to be allocated in accordance with the provisions of clause (3) of the covenant of the Indenture described under "—Certain Covenants—Limitation on Certain Asset Dispositions"); and

           (5)  all distributions and other payments made to minority interest holders, if any, in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition.

"Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

"Offer to Purchase" means a written offer (the "Offer") sent by NIC by first class mail, postage prepaid, to each Holder at its address appearing in the register for the Notes on the date of the Offer, offering to purchase up to the principal amount of the Notes in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be not less than 30 days nor more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of such Notes within five Business Days after the Expiration Date. NIC shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to such Trustee) prior to the mailing of the Offer of NIC's obligation to make an Offer to Purchase, and the Offer shall be mailed by NIC or, at NIC's request, by the Trustee in the name and at the expense of NIC. The Offer shall contain all the information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such Holders to tender such Notes pursuant to the Offer to Purchase. The Offer shall also state:

           (1)  the section of the Indenture pursuant to which the Offer to Purchase is being made;

           (2)  the Expiration Date and the Purchase Date;

           (3)  the aggregate principal amount of the outstanding Notes offered to be purchased by NIC pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

           (4)  the purchase price to be paid by NIC for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

           (5)  that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

           (6)  the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

           (7)  that interest on any Note not tendered or tendered but not purchased by NIC pursuant to the Offer to Purchase will continue to accrue;

           (8)  that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

           (9)  that each Holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if NIC or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to NIC and the Trustee duly executed by the Holder thereof or his attorney duly authorized in writing);

         (10)  that Holders will be entitled to withdraw all or any portion of Notes tendered if NIC (or its Paying Agent) receives, not later than the close of business on the fifth Business Day next preceding the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

         (11)  that (I) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, NIC shall purchase all such Notes and (II) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, NIC shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

         (12)  that in the case of any Holder whose Note is purchased only in part, NIC shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in all aggregate principal amount equal to and in exchange for the unpurchased portion of the Note or Notes so tendered.

An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

"Permitted Investments" means:

           (1)  Investments in Cash Equivalents;

           (2)  guarantees otherwise permitted by the terms of the Indenture;

           (3)  any Investment by NIC or any Restricted Subsidiary in a Securitization Subsidiary;

           (4)  deposits, including interest-bearing deposits, maintained in the ordinary course of business in banks;

           (5)  any acquisition of the Capital Stock of any Person and any Investment in another Person if as a result of such Investment such other Person is merged with or consolidated into, or transfers or conveys all or substantially all of its assets to, NIC or a Restricted Subsidiary of NIC; provided, that after giving effect to any such acquisition or Investment such Person shall become a Restricted Subsidiary of NIC or another Restricted Subsidiary of NIC;

           (6)  trade receivables and prepaid expenses, in each case arising in the ordinary course of business; provided, that such receivables and prepaid expenses would be recorded as assets of such Person in accordance with GAAP;

           (7)  endorsements for collection or deposit in the ordinary course of business by such Person of bank drafts and similar negotiable instruments of such other Person received as payment for ordinary course of business trade receivables;

           (8)  any interest swap or hedging obligation with an unaffiliated Person otherwise permitted by the Indenture (including, without limitation, any Currency Agreement, Commodity Agreement and any Interest Rate Protection Agreement otherwise permitted by the Indenture);

           (9)  Investments received as consideration for an Asset Disposition in compliance with the provisions of the Indenture described under "—Certain Covenants—Limitation on Certain Asset Dispositions" above;

         (10)  Investments for which the sole consideration provided is Qualified Capital Stock of NIC; provided, that the issuance of such Qualified Capital Stock is not included in the calculation set forth in clause (3) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments";

         (11)  loans and advances to employees made in the ordinary course of business in an aggregate amount not to exceed $10.0 million at any one time outstanding;

         (12)  Investments outstanding on the Issue Date;

         (13)  Investments in NIC or a Restricted Subsidiary;

         (14)  Investments in securities of trade creditors, suppliers or customers received pursuant to any plan of reorganization, restructuring, workout or similar arrangement of such trade creditor, supplier or customer or upon the compromise of any debt created in the ordinary course of business owing to NIC or a Subsidiary, whether through litigation, arbitration or otherwise;

         (15)  Investments in any Person after the Issue Date having an aggregate fair market value (measured on the date each Investment was made without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at that time outstanding not to exceed the greater of (i) $75.0 million or (ii) 2.0% of Consolidated Net Tangible Assets;

         (16)  Investments in publicly traded equity or publicly traded Investment Grade debt obligations issued by a corporation (other than NIC or an affiliate of NIC) organized under the laws of any State of the United States of America and subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act in an aggregate amount not in excess of $100.0 million at any one time outstanding; and

         (17)  Investments in Navistar Financial Corporation, Arrendadora Financiera Navistar S.A. de C.V., Servicios Financieros Navistar S.A. de C.V., Servicios Financieros NFC, S.A. de C.V. or Navistar Commercial, S.A. de C.V. having an aggregate fair market value (measured on the date each Investment was made without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (17) that are at that time outstanding not to exceed $100.0 million.

"Permitted Joint Venture" means any Person which is, directly or indirectly, through its subsidiaries or otherwise, engaged principally in any business in which NIC is engaged, or a reasonably related business, and the Capital Stock of which is owned by NIC or a Restricted Subsidiary and one or more Persons other than NIC or any Affiliate of NIC.

"Permitted Liens" mean:

           (1)  Liens for taxes, assessments and governmental charges (other than any Lien imposed by the Employee Retirement Income Security Act of 1974, as amended) that are not yet delinquent or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves have been established or other provisions have been made in accordance with generally accepted accounting principles;

           (2)  statutory mechanics', workmen's, materialmen's, operators' or similar Liens imposed by law and arising in the ordinary course of business for sums which are not yet due or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves have been established or other provisions have been made in accordance with generally accepted accounting principles;

           (3)  minor imperfections of, or encumbrances on, title that do not impair the value of property for its intended use;

           (4)  Liens (other than any Lien under the Employee Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

           (5)  Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

           (6)  easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of NIC or of any of its Restricted Subsidiaries;

           (7)  Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after the Issue Date; provided, that

            (a)     such Lien is created solely for the purpose of securing Indebtedness that is incurred in accordance with the Indenture to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within 180 days after the later of the acquisition, the completion of construction or the commencement of full operation of such property,

            (b)    the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and

            (c)     any such Lien shall not extend to or cover any property or assets of NIC or of any Restricted Subsidiary of NIC other than such item of property or assets and any improvements on such item;

           (8)  leases or subleases granted to others that do not materially interfere with the ordinary course of business of NIC or of any Restricted Subsidiary of NIC;

           (9)  any interest or title of a lessor in the property subject to any Capitalized Lease Obligation, provided that any transaction related thereto otherwise complies with the Indenture;

         (10)  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

         (11)  Liens arising from the rendering of a final judgment or order against NIC or any Restricted Subsidiary of NIC that does not give rise to an Event of Default;

         (12)  Liens securing reimbursement obligations with respect to letters of credit incurred in accordance with the Indenture that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

         (13)  Liens in favor of the Trustee arising under the Indenture;

         (14)  any lien existing on property, shares of stock or Indebtedness of a Person at the time such Person becomes a Restricted Subsidiary of NIC or is merged with or consolidated into NIC or a Restricted Subsidiary of NIC or at the time of sale, lease or other disposition of the properties of any Person as an entirety or substantially as an entirety to NIC or any Restricted Subsidiary of NIC;

         (15)  Liens on property of any Subsidiary of NIC to secure Indebtedness for borrowed money owed to NIC or to another Restricted Subsidiary of NIC;

         (16)  Liens in favor of NIC;

         (17)  Liens existing on the Issue Date;

         (18)  Liens in favor of custom and revenue authorities arising as a matter of law to secure payment of nondelinquent customs duties in connection with the importation of goods;

         (19)  Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business that are within the general parameters customary in the industry, in each case securing Indebtedness under any Interest Rate Protection Agreement;

         (20)  Liens encumbering deposits made in the ordinary course of business to secure nondelinquent obligations arising from statutory, regulatory, contractual or warranty requirements of NIC or its Restricted Subsidiaries for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made; and

         (21)  Liens arising out of consignment or similar arrangements for the sale of goods entered into by NIC or any Restricted Subsidiary in the ordinary course of business in accordance with industry practice.

"Person" means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

"Plan of Liquidation" means, with respect to any Person, a plan (including by operation of law) that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously):

           (1)  the sale, lease, conveyance or other disposition of all or substantially all of the assets of the referent Person; and

           (2)  the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of the referent Person to holders of Capital Stock of the referent Person.

"Preferred Stock" means, as applied to the Capital Stock of any Person, the Capital Stock of such Person (other than the Common Stock of such Person) of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

"Public Equity Offering" means a public offering for cash by NIC of its Qualified Capital Stock, other than public offerings with respect to NIC's Qualified Capital Stock registered on Forms S-4 or S-8.

"Qualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person that is not Disqualified Capital Stock or convertible into or exchangeable or exercisable for Disqualified Capital Stock.

"Qualified Securitization Transaction" means any transaction or series of transactions that have been or may be entered into by any of the Restricted Subsidiaries of NIC in connection with or reasonably related to a transaction or series of transactions in which any of the Restricted Subsidiaries of NIC may sell, convey or otherwise transfer to

           (1)  a Securitization Subsidiary or

           (2)  any other Person, or may grant a security interest in, any Receivables or interests therein secured by the merchandise or services financed thereby (whether such Receivables are then existing or arising in the future) of any of the Restricted Subsidiaries of NIC, and any assets related thereto including, without limitation, all security or ownership interests in merchandise or services financed thereby, the proceeds of such Receivables, and other assets which are customarily sold or in respect of which security interests are customarily granted in connection with securitization transactions involving such assets.

"Rating Agency" means each of (1) S&P and (2) Moody's.

"Receivables" means any right of payment from or on behalf of any obligor, whether constituting an account, chattel paper, instrument, general intangible or otherwise, arising from the financing by any Restricted Subsidiary of NIC of merchandise or services, and monies due thereunder, security or ownership interests in the merchandise and services financed thereby, records related thereto, and the right to payment of any interest or finance charges and other obligations with respect thereto, proceeds from claims on insurance policies related thereto, any other proceeds related thereto, and any other related rights.

"Restricted Subsidiary" means any Subsidiary of NIC that is not an Unrestricted Subsidiary.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby NIC or a Restricted Subsidiary transfers such property to a person and NIC or a Restricted Subsidiary leases it from such Person.

"Securitization Subsidiary" means a Subsidiary of NIC which engages in no activities other than those reasonably related to or in connection with the entering into of securitization transactions and which is designated by the Board of Directors of NIC (as provided below) as a Securitization Subsidiary:

           (1)  no portion of the Indebtedness or any other obligations (contingent or otherwise) of which

            (a)     is guaranteed by NIC or any Restricted Subsidiary of NIC,

            (b)    is recourse to or obligates NIC or any Restricted Subsidiary of NIC in any way other than pursuant to representations, warranties and covenants (including those related to servicing) entered into in the ordinary course of business in connection with a Qualified Securitization Transaction or

            (c)     subjects any property or asset of NIC or any Restricted Subsidiary of NIC, directly or indirectly, contingently or otherwise, to any Lien or to the satisfaction thereof, other than pursuant to representations, warranties and covenants (including those related to servicing) entered into in the ordinary course of business in connection with a Qualified Securitization Transaction;

           (2)  with which neither NIC nor any Restricted Subsidiary of NIC

            (a)     provides any credit support or

            (b)    has any contract, agreement, arrangement or understanding other than on terms that are fair and reasonable and that are no less favorable to NIC or such Restricted Subsidiary than could be obtained from an unrelated Person (other than, in the case of subclauses (a) and (b) of this clause (2), representations, warranties and covenants (including those relating to servicing) entered into in the ordinary course of business in connection with a Qualified Securitization Transaction and intercompany notes relating to the sale of Receivables to such Securitization Subsidiary); and

           (3)  with which neither NIC nor any Restricted Subsidiary of NIC has any obligation to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of NIC shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolutions of the Board of Directors of NIC giving effect to such designation.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

"Stated Maturity" means, with respect to any security or Indebtedness of a Person, the date specified therein as the fixed date on which any principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase thereof at the option of the holder thereof).

"Subsidiary" of any Person means

           (1)  a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Restricted Subsidiaries of such Person or by such Person and one or more Restricted Subsidiaries of such Person or

           (2)  any other Person (other than a trust formed in connection with a Qualified Securitization Transaction) in which such Person, a Restricted Subsidiary of such Person or such Person and one or more Restricted Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, have at least a majority ownership interest.

"Subsidiary Guarantee" means the International Guarantee and each Subsidiary Guarantee of the Notes issued pursuant to "—Guarantee" or "—Certain Covenants—Limitation on Guarantees by Restricted Subsidiaries" above.

"Subsidiary Guarantor" means International and each Restricted Subsidiary of NIC that becomes a guarantor of the Notes pursuant to "—Guarantee" or "—Certain Covenants—Limitation on Guarantees by Restricted Subsidiaries" above.

"Support Agreement" means the Parent's Side Agreement dated as of December 12, 2000 between NIC and International Truck and Engine Corporation, formerly known as Navistar International Transportation Corp, as it may be amended, modified, supplemented or restated from time to time.

"Tax Allocation Agreement" means the Tax Allocation Agreement among NIC and its subsidiaries, effective as of October 1, 1981, as it has been and may be amended and/or supplemented from time to time.

"Unrestricted Subsidiary" means:

           (1)  each of NFC, Arrendadora Financiera Navistar S.A. de C.V., Servicios Financieros Navistar S.A. de C.V., Servicios Financieros NFC, S.A. de C.V., Camiones y Motores Navistar S. de R.L. de C.V., Harbour Assurance Company of Bermuda Limited, Navistar Acceptance Corporation Limited, Navistar Comercial, S.A. de C.V.; International Truck and Engine Corporation US Holding Company, LLC; International Truck and Engine Corporation Cayman Islands Holding Corporation; International Truck and Engine Investments Corporation; all DealCor Subsidiaries and their respective Subsidiaries until such time as it is designated a Restricted Subsidiary pursuant to the second succeeding sentence;

           (2)  any Subsidiary of NIC (other than International as long as the International Guarantee is in effect) that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

           (3)  any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of NIC (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock of, or holds any Lien on any property of, NIC or any other Restricted Subsidiary of NIC; provided, that either

           (1)  the Subsidiary to be so designated has total assets of $100,000 or less or

           (2)  if such Subsidiary has assets greater than $100,000, such designation would be permitted under the covenant described under "—Certain Covenants—Limitation on Restricted Payments."

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation (a) if such Unrestricted Subsidiary at such time has Indebtedness, NIC could incur $1.00 of additional Indebtedness under clause (1) of the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness" and (b) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by NIC to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

"Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors or other governing body of such Person.

Description of Other Financing Arrangements

Manufacturing Operations

7 1/2% senior notes

General.    NIC's $250 million 7 1/2% senior notes were issued under an indenture dated as of June 2, 2004, between NIC, International and BNY Midwest Trust Company, as trustee. Although the 7 1/2% senior notes were offered in an aggregate principal amount of $250 million, the indenture governing the 7 1/2% senior notes allows NIC to issue additional notes with the same terms as the 7 1/2% senior notes so that the additional notes will form a single series with the 7 1/2% senior notes. The 7 1/2% senior notes mature on June 15, 2011 and bear interest at the rate of 7 1/2%. Interest is compounded on the basis of a 360-day year comprised of twelve 30-day months.

Interest.    Interest is payable semiannually (to holders of record of the 7 1/2% senior notes at the close of business on June 1 or December 1 immediately preceding the interest payment date) on June l5 and December l5 of each year, respectively. The 7 1/2% senior notes do not have the benefit of any sinking fund.

Ranking.    The 7 1/2% senior notes are general unsecured obligations of NIC and rank pari passu in right of payment with all existing and future unsubordinated indebtedness of NIC and senior in right of payment to all existing and future subordinated indebtedness of NIC. The 7 1/2% senior notes are effectively subordinated to all secured indebtedness of NIC, if any. The 7 1/2% senior notes are effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of such subsidiaries of NIC (other than International) to the extent of the assets of each subsidiary of NIC. Any right of NIC to participate in any distribution of the assets of its subsidiaries upon the liquidation, reorganization or insolvency thereof (and the consequent right of the holders to benefit from those assets) will be subject to the claims of creditors (including trade creditors) of such subsidiary, except to the extent that claims of NIC itself as a creditor of such subsidiary may be recognized, in which case the claims of NIC would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by NIC.

Guarantees.    International has unconditionally guaranteed on a senior, unsecured basis NIC's obligations under the 7 1/2% senior notes. This guarantee ranks equally in right of payment with all existing and future liabilities of International that are not subordinated. The International guarantee effectively ranks junior to any secured indebtedness of International to the extent of the value of the assets securing such indebtedness. The obligations of International under this guarantee are limited as required to prevent violation of fraudulent transfer or fraudulent conveyance laws. Under limited circumstances specified in the indenture, International will be released from its obligations under the guarantee.

Optional redemption.    At any time on or after June 15, 2008, NIC may redeem some or all of the 7 1/2% senior notes at the redemption price (expressed as percentages of principal amount), set forth below plus accrued and unpaid interest, if any, on the 7 1/2% senior notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Year	Redemption Price

2008	103.750%
2009	101.875%
2010 and thereafter	100.000%

Prior to June 15, 2007, NIC may on one or more occasions redeem up to 35% of the original principal amount of the 7 1/2% senior notes using the proceeds of certain public equity offerings at a redemption price of 107.5% of the principal amount of the 7 1/2% senior notes redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Restrictive covenants.    The indenture contains covenants for the benefit of the holders of the 7 1/2% senior notes that, among other things, limit the ability of NIC and any of its restricted subsidiaries to:

  (a)
  enter into transactions with affiliates;

  (b)
  pay dividends or make other restricted payments;

  (c)
  consummate asset sales;

  (d)
  incur indebtedness;

  (e)
  issue preferred stock of its restricted subsidiaries;

  (f)
  incur liens;

  (g)
  impose restrictions on the ability of a restricted subsidiary to pay dividends or make payments to NIC and its restricted subsidiaries;

  (h)
  merge or consolidate with any other person;

  (i)
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of NIC;

  (j)
  engage in specified sale-leaseback transactions; or

  (k)
  enter into guarantees.

These limitations are, however, subject to a number of important qualifications and exceptions.

The indenture provides that, after the 7 1/2% senior notes have been assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services Inc., NIC and its restricted subsidiaries will no longer be subject to the limitations described above regarding incurrence of indebtedness, asset disposition, restricted payments, preferred stock of restricted subsidiaries, transactions with affiliates, payment restrictions affecting restricted subsidiaries, merger and consolidation and sale-leaseback transactions.

Repurchase upon change of control.    The indenture provides that, in the event of a change of control, NIC will offer to repurchase all or a portion of the notes at a purchase price equal to

101% of the principal amount of the notes then outstanding, plus accrued and unpaid interest through the purchase date.

The term "change of control" is defined in the indenture to include one or more of the following events:

  (a)
  any "person" or "group," other than employee or retiree benefit plans or trusts sponsored or established by NIC or International, is or becomes the "beneficial owner" of securities of NIC representing 35% or more of the combined voting power of NIC's then outstanding voting stock;

  (b)
  the following individuals cease for any reason to constitute more than a majority of the number of directors then serving on the board of directors of NIC: individuals who, on the issue date of the senior notes, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by NIC's stockholders was approved (A) by the vote of at least a majority of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended or (B) with respect to directors whose appointment or election to the board of directors was made by the holders of NIC's nonconvertible junior preference stock, series B, by the holders of such preference stock;

  (c)
  the shareholders of NIC shall approve any plan of liquidation (whether or not otherwise in compliance with the provisions of the existing indentures);

  (d)
  NIC consolidates with or merges with or into another person, other than a merger or consolidation of NIC in which the holders of the common stock of NIC outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the common stock of the surviving corporation immediately after such consolidation or merger; or

  (e)
  subject to certain exceptions, NIC or any restricted subsidiary of NIC, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of NIC and the restricted subsidiaries of NIC (determined on a consolidated basis) to any person.

Events of default.    The events of default under the indenture are as follows:

  (a)
  default in the payment of principal of, or premium, if any, or liquidated damages on any senior note when due;

  (b)
  default in the payment of any installment of interest on any 7 1/2% senior note when due and continuance of such default for 30 days or more;

  (c)
  failure to observe, perform or comply with any of the restrictions on merger and consolidation;

  (d)
  default in the performance of, or breach of, any other covenant or warranty of NIC or of any restricted subsidiary in the indenture or senior notes and failure to remedy such default within 30 days;

  (e)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured any indebtedness for money borrowed by NIC or any of its subsidiaries, which default is caused by a failure to pay principal of or premium on such indebtedness and the failure to repay results in acceleration of an aggregate amount of $50 million and such acceleration is not rescinded in full in 30 days;

  (f)
  entry by a court of a judgment against NIC or a subsidiary of NIC or any of their respective property or assets in an aggregate amount in excess of $50 million, which judgments have not been vacated within 30 days from their entry; or

  (g)
  certain events of bankruptcy, insolvency or reorganization involving NIC or any material subsidiary.

Additional information.    The foregoing summary of the material provisions of the 7 1/2% senior notes indenture is qualified in its entirety by reference to all of the provisions of such indenture, which have been filed with the SEC. See "Where You Can Find Additional Information."

9 3/8% senior notes

General.    NIC's $400 million 9 3/8% senior notes were issued under an indenture dated as of May 31, 2001, between NIC, International and BNY Midwest Trust Company, as trustee. Although the 9 3/8% senior notes were offered in an aggregate principal amount of $400 million, the indenture governing the 9 3/8% senior notes allows NIC to issue up to an additional $100 million in aggregate principal amount of notes with the same terms as the 9 3/8% senior notes so that the additional notes will form a single series with the 9 3/8% senior notes. The 9 3/8% senior notes mature on June 1, 2006 and bear interest at the rate of 9 3/8%. Interest is compounded on the basis of a 360-day year comprised of twelve 30-day months.

Interest.    Interest is payable semiannually (to holders of record of the 9 3/8% senior notes at the close of business on May 15 or November 15 immediately preceding the interest payment date) on June 1 and December 1 of each year, respectively. The 9 3/8% senior notes do not have the benefit of any sinking fund.

Ranking.    The 9 3/8% senior notes are general unsecured obligations of NIC and rank pari passu in right of payment with all existing and future unsubordinated indebtedness of NIC and senior in right of payment to all existing and future subordinated indebtedness of NIC. The 9 3/8% senior notes are effectively subordinated to all secured indebtedness of NIC, if any. The 9 3/8% senior notes are effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of such subsidiaries of NIC (other than International) to the extent of the assets of each subsidiary of NIC. Any right of NIC to participate in any distribution of the assets of its subsidiaries upon the liquidation, reorganization or insolvency thereof (and the consequent right of the holders to benefit from those assets) will be subject to the claims of creditors (including trade creditors) of such subsidiary, except to the extent that claims of NIC itself as a creditor of such subsidiary may be recognized, in which case the claims of NIC would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by NIC.

Guarantees.    International has unconditionally guaranteed on a senior, unsecured basis NIC's obligations under the 9 3/8% senior notes. This guarantee ranks equally in right of payment with all existing and future liabilities of International that are not subordinated. The International guarantee effectively ranks junior to any secured indebtedness of International to the extent of the value of the assets securing such indebtedness. The obligations of International under this guarantee are limited as required to prevent violation of fraudulent transfer or fraudulent conveyance laws. Under limited circumstances specified in the indenture, International will be released from its obligations under the guarantee.

Optional redemption.    The 9 3/8% senior notes are redeemable at the option of NIC in whole at any time or in part from time to time, on at least 30 days but not more than 60 days' prior notice at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued but unpaid interest to the date of redemption or (ii) the sum of (a) the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to the date of maturity (except for currently accrued but unpaid interest) discounted to the date of redemption, on a semiannual basis at the treasury rate, plus 50 basis points, and (b) accrued but unpaid interest to the date of redemption.

Restrictive covenants.    The indenture contains covenants for the benefit of the holders of the 9 3/8% senior notes that, among other things, limit the ability of NIC and any of its restricted subsidiaries to:

  (a)
  enter into transactions with affiliates;

  (b)
  pay dividends or make other restricted payments;

  (c)
  consummate asset sales;

  (d)
  incur indebtedness;

  (e)
  issue preferred stock of its restricted subsidiaries;

  (f)
  incur liens;

  (g)
  impose restrictions on the ability of a restricted subsidiary to pay dividends or make payments to NIC and its restricted subsidiaries;

  (h)
  merge or consolidate with any other person;

  (i)
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of NIC;

  (j)
  engage in specified sale-leaseback transactions; or

  (k)
  enter into guarantees.

These limitations are, however, subject to a number of important qualifications and exceptions.

The indenture provides that, after the 9 3/8% senior notes have been assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services Inc., NIC and its restricted subsidiaries will no longer be subject to the limitations described above regarding incurrence of indebtedness, asset disposition, restricted payments, preferred stock of restricted subsidiaries, transactions with affiliates, payment restrictions affecting restricted subsidiaries, merger and consolidation and sale-leaseback transactions.

Repurchase upon change of control.    The indenture provides that, in the event of a change of control, NIC will offer to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes then outstanding, plus accrued and unpaid interest through the purchase date.

The term "change of control" is defined in the indenture to include one or more of the following events:

  (a)
  any "person" or "group," other than employee or retiree benefit plans or trusts sponsored or established by NIC or International, is or becomes the "beneficial owner" of securities of NIC representing 35% or more of the combined voting power of NIC's then outstanding voting stock;

  (b)
  the following individuals cease for any reason to constitute more than two-thirds of the number of directors then serving on the board of directors of NIC: individuals who, on the issue date of the senior notes, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by NIC's stockholders was approved (A) by the vote of at least a majority of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended or (B) with respect to directors whose appointment or election to the board of directors was made by the holders of NIC's nonconvertible junior preference stock, series B, by the holders of such preference stock;

  (c)
  the shareholders of NIC shall approve any plan of liquidation (whether or not otherwise in compliance with the provisions of the existing indentures);

  (d)
  NIC consolidates with or merges with or into another person, other than a merger or consolidation of NIC in which the holders of the common stock of NIC outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the common stock of the surviving corporation immediately after such consolidation or merger; or

  (e)
  subject to certain exceptions, NIC or any restricted subsidiary of NIC, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of NIC and the restricted subsidiaries of NIC (determined on a consolidated basis) to any person.

Events of default.    The events of default under the indenture are as follows:

  (a)
  default in the payment of principal of, or premium, if any, or liquidated damages on any senior note when due;

  (b)
  default in the payment of any installment of interest on any 9 3/8% senior note when due and continuance of such default for 30 days or more;

  (c)
  failure to observe, perform or comply with any of the restrictions on merger and consolidation;

  (d)
  default in the performance of, or breach of, any other covenant or warranty of NIC or of any restricted subsidiary in the indenture or senior notes and failure to remedy such default within 30 days;

  (e)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured any indebtedness for money borrowed by NIC or any subsidiary, which default is caused by a failure to pay principal or premium on such indebtedness and the failure to repay results in acceleration of an aggregate amount of $20 million and such acceleration is not rescinded in full in 30 days;

  (f)
  entry by a court of a judgment against NIC or a subsidiary or any of their property or assets in an aggregate amount in excess of $20 million, which judgments have not been vacated within 30 days from their entry; or

  (g)
  certain events of bankruptcy, insolvency or reorganization involving NIC or any material subsidiary.

Additional information.    The foregoing summary of the material provisions of the 9 3/8% senior notes indenture is qualified in its entirety by reference to all of the provisions of such indenture, which have been filed with the SEC. See "Where You Can Find Additional Information."

2.5% senior convertible notes

General.    NIC's $190 million 2.5% senior convertible notes were issued under an indenture dated as of December 16, 2002, between NIC, International and BNY Midwest Trust Company, as trustee. The 2.5% senior convertible notes are limited to $190 million aggregate principal amount. The senior convertible notes mature on December 15, 2007 and bear interest at the rate of 2.5%. Interest is compounded on the basis of 360-day year comprised of twelve 30-day months.

Interest.    Interest is payable semiannually (to holders of record of the senior convertible notes at the close of business on June 1 and December 1 immediately preceding the interest payment date) on June 15 and December 15 of each year, respectively. The senior convertible notes do not have the benefit of any sinking fund.

Ranking.    The senior convertible notes are general unsecured obligations of NIC and rank pari passu in right of payment with all existing and future unsubordinated indebtedness of NIC and senior in right of payment to all existing and future subordinated indebtedness of NIC. The senior convertible notes are effectively subordinated to all secured indebtedness of NIC, if any. The senior convertible notes are effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of such subsidiaries of NIC (other than International) to the extent of the assets of each subsidiary of NIC. Any right of NIC to participate in any distribution of the assets of its subsidiaries upon the liquidation, reorganization or insolvency thereof (and the consequent right of the holders to benefit from those assets) will be subject to the claims of creditors (including trade creditors) of such subsidiary, except to the extent that claims of NIC itself as a creditor of such subsidiary may be recognized, in which case the claims of NIC would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by NIC.

Guarantees.    International has unconditionally guaranteed on a senior, unsecured basis NIC's obligations under the senior convertible notes. This guarantee ranks equally in right of payment with all existing and future liabilities of International that are not subordinated. The International guarantee effectively ranks junior to any secured indebtedness of International to the extent of the value of the assets securing such indebtedness. The obligations of International under this guarantee are limited as required to prevent violation of fraudulent transfer or fraudulent conveyance laws. Under limited circumstances specified in the indenture, International will be released from its obligations under the guarantee.

The indenture provides that, after the senior convertible notes have been assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services Inc., International will be released from its guarantee, subject to certain important qualifications and exceptions.

Conversion.    Subject to certain conditions, holders of senior convertible notes may convert all or part of their notes at any time after issuance into shares of NIC common stock at a conversion price equal to $34.71 per share, subject to adjustment, unless NIC has previously repurchased the notes or unless the notes have matured. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect. NIC is not required to deliver fractional shares of NIC common stock upon conversion of the senior convertible notes and may deliver cash in lieu of such fractional shares. The conversion price is subject to adjustment in certain events, including:

  (a)
  the issuance of NIC common stock as a dividend or distribution on such common stock;

  (b)
  certain subdivisions and combinations of NIC common stock;

  (c)
  the issuance to all or substantially all holders of NIC common stock of certain rights or warrants to purchase such common stock at a price per share less than the current market price, except that the conversion price will be readjusted to the extent such rights or warrants are not exercised prior to their expiration;

  (d)
  the dividend or other distribution to all holders of common stock of shares of NIC capital stock (other than common stock) or evidences of its indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash);

  (e)
  dividends or other distributions consisting exclusively of cash (excluding certain specified cash distributions) to all holders of NIC common stock to the extent such distributions, combined together with (i) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (ii) any cash and the fair market value of other consideration payable in respect of any tender offers by NIC or any of its subsidiaries for NIC common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceed 10% of NIC's market capitalization on the date immediately preceding the date on which such distribution is declared by NIC; and

  (f)
  the purchase of NIC common stock pursuant to a tender offer made by NIC or any of its subsidiaries to the extent that the aggregate consideration, together with (i) any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus (ii) the aggregate amount of any such all-cash distributions referred to in clause (e) above to all holders of NIC common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of NIC's market capitalization on the expiration of such tender offer.

NIC may, instead of making any required adjustment in the conversion price under clause (d) or (e), make proper provision so that each holder of senior convertible notes who converts their notes shall be entitled to receive upon conversion, in addition to the shares of NIC common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (e), interest accrued as a consequence of the investment, in U.S. government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

In the case of any reclassification or change of NIC's common stock or a consolidation, merger, share exchange or combination involving NIC or a sale or transfer to another person of all or substantially all of NIC's property and assets, in each case as a result of which holders of NIC's common stock will be entitled to receive stock, other securities, other property or assets with respect to or in exchange for NIC's common stock, the holders of the senior convertible notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance, if such notes had been converted into NIC common stock immediately prior to such transaction.

NIC may, from time to time, to the extent permitted by law, reduce the conversion price of the senior convertible notes by any amount for any period of at least 20 days, in which case NIC shall give at least 15 days' notice of such decrease, if its board of directors has made a determination that such decrease would be in its best interests, which determination will be conclusive. NIC may, at its option, make such reductions in the conversion price, in addition to those set forth above, as its board of directors deems advisable to avoid or diminish any income tax to holders of NIC common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

Restrictive covenants.    The indenture contains covenants for the benefit of the holders of the senior convertible notes that, among other things, limit the ability of NIC and any of its restricted subsidiaries to:

  (a)
  merge or consolidate with any other person;

  (b)
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of NIC; or

  (c)
  enter into guarantees.

These limitations are, however, subject to a number of important qualifications and exceptions.

Mandatory redemption.    The indenture provides that, in the event of the occurrence of certain "fundamental changes," each holder of the senior convertible notes will have the right to require NIC to repurchase any or all of the holder's senior convertible notes at a purchase price equal to 100% of the principal amount of the notes then outstanding, plus accrued and unpaid interest through the purchase date.

The term "fundamental change" is defined in the indenture to include one or more of the following events:

  (a)
  the common stock of NIC is no longer traded on a U.S. national securities exchange or approved for trading on The NASDAQ Stock Market;

  (b)
  NIC consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary) and the holders of the common stock of NIC immediately prior to the transaction receive for their common stock shares of the resulting or surviving entity (or its parent) which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction;

  (c)
  any person (other than a direct or indirect wholly-owned subsidiary) consolidates with or merges into NIC and the holders of the common stock of NIC immediately prior to the transaction beneficially own shares of the resulting or surviving entity which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction;

  (d)
  NIC, or NIC together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person or group in one or a series of transactions other than (1) to one or more of its direct or indirect wholly-owned subsidiaries, (2) in a permitted joint venture or (3) a transaction in which the holders of the common stock of NIC immediately prior to the transaction receive for their common stock shares of the transferee or lessee (or its parent) which in the aggregate represent a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the transferee or lessee (or its parent) immediately after the transaction;

  (e)
  any "person" or "group" other than NIC employee or retirement benefit plans or trusts sponsored or established by NIC or its subsidiaries is or becomes after the issue date of the senior convertible notes the "beneficial owner" of shares representing more than 50% of the combined voting power of the then outstanding voting stock that is normally entitled to vote in the election of directors of NIC;

  (f)
  so long as NIC is bound to the terms of the indenture, it adopts a plan relating to its liquidation or dissolution; or

  (g)
  the outstanding common stock of NIC is reclassified into, exchanged for or converted into the right to receive any other property or security (other than in connection with a consolidation or merger covered by clause (b) or (c) above);

except that none of these occurrences will constitute a "fundamental change" if at least 90% of the aggregate fair market value (as determined by NIC's board of directors) of the property and securities received or retained by holders of NIC's common stock in respect of such common stock in such transaction, other than cash payments for fractional shares, consists of shares of voting common stock of the successor person (or its parent) that are, or upon issuance will be, traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market.

Events of default.    The events of default under the indenture are as follows:

  (a)
  failure to pay the principal amount or the repurchase price upon the occurrence of a "fundamental change" with respect to any senior convertible note when such amount becomes due and payable;

  (b)
  default in the payment of any installment of interest on any senior convertible note when due and continuance of such default for 30 days or more;

  (c)
  default in the payment of any additional interest owing due to a delay in the filing or effectiveness of a registration statement (or such registration statement ceases to be effective) with respect to the senior convertibles notes and the common stock issuable upon the conversion of such notes and continuance of such default for 30 days or more;

  (d)
  failure to provide the trustee under the indenture with timely notice of a "fundamental change";

  (e)
  failure to comply with any of NIC's other agreements in the senior convertible notes or the indenture and such failure continues for 60 days after the receipt of written notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the senior convertible notes then outstanding;

  (f)
  the occurrence of specified events of bankruptcy or insolvency affecting NIC;

  (g)
  default in the performance of, or breach of, any other covenant or warranty of NIC or of any restricted subsidiary in the indenture or senior notes and failure to remedy such default within 30 days; or

  (h)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured any indebtedness for money borrowed by NIC or any subsidiary, which default is caused by a failure to pay principal of or premium, if any, on such indebtedness upon its stated maturity or which default results in the acceleration of such indebtedness and the failure to repay results in acceleration of an aggregate amount of $50 million and such acceleration is not rescinded in full in 30 days.

Additional information.    The foregoing summary of the material provisions of the 2.5% senior notes indenture is qualified in its entirety by reference to all of the provisions of such indenture, which have been filed with the SEC. See "Where You Can Find Additional Information."

4.75% subordinated exchangeable notes

General.    NIC's 4.75% subordinated exchangeable notes due 2009 were originally issued by NFC pursuant to an indenture, dated March 25, 2002, among NFC, NIC and BNY Midwest Trust Company, as trustee. The 4.75% subordinated exchangeable notes were assumed by NIC on June 15, 2004 in accordance with the terms and conditions of the indenture. The notes mature on April 1, 2009, subject to earlier exchange, repurchase or redemption provisions described below. The notes accrue interest at a rate of 4.75% per annum. Interest on outstanding notes is payable semiannually in arrears on April 1 and October 1 of each year. The notes are limited to $220 million aggregate principal amount.

Ranking.    The notes are general unsecured obligations of NIC and are subordinated in right of payment to all of NIC's existing and future senior indebtedness. For this purpose, "senior indebtedness" refers to:

  •
  all indebtedness of NIC, whether outstanding on the date of the issuance of the notes or thereafter created, incurred or assumed, which is for money borrowed, or which is evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets,

  •
  any indebtedness of others of the kinds described in the bullet point above for the payment of which NIC is responsible or liable as guarantor or otherwise, and

  •
  amendments, renewals, extensions and refundings of any such indebtedness.

The notes also are effectively subordinated to all of NIC's secured indebtedness and all liabilities, including trade payables, of NIC's subsidiaries. The indenture under which the notes were issued contains no limitation on the amount of indebtedness, including senior and secured indebtedness, that NIC or its subsidiaries may issue or guarantee. International has not guaranteed the 4.75% subordinated exchangeable notes.

Exchange/conversion.    Holders may deliver their notes to NIC, which will, in exchange for the notes, deliver shares of its common stock at an initial exchange price of $55.73 per share at any time following issuance of the notes, unless NIC has previously repurchased the notes or unless the notes have matured. The exchange price will be subject to adjustment upon the occurrence of specified events.

Optional redemption.    At any time on and after April 1, 2005, NIC may redeem some or all of the notes at the redemption prices (expressed as percentages of principal amount), set forth below plus accrued and unpaid interest and liquidated damages, if any, on the notes redeemed, to (but excluding) the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Redemption Price

2005	102.036%
2006	101.357%
2007	100.679%
2008 and thereafter	100.000%

Mandatory redemption.    Upon a Fundamental Change (as defined below) that occurs prior to the maturity of the notes, each holder may require NIC to repurchase all or a portion of such holder's notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, to (but excluding) the date of repurchase. A "Fundamental Change" occurs if:

  •
  the common stock of NIC (or its successor under the indenture) is no longer traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market;

  •
  (a) NIC consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary) and the holders of the common stock of NIC immediately prior to the transaction receive for their common stock shares of the resulting or surviving entity (or its parent) which in the aggregate represent less than a majority of the total voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction or (b) NFC consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary of NIC);

  •
  (a) any person (other than a direct or indirect wholly-owned subsidiary) consolidates with or merges into NIC and the holders of the common stock of NIC immediately prior to the transaction beneficially own shares of the resulting or surviving entity which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction or (b) any person (other than a direct or indirect wholly owned subsidiary of NIC) consolidates with or merges into NFC and NFC ceases to be a direct or indirect wholly-owned subsidiary of NIC (or its successor under the indenture);

  •
  (a) NIC, or NIC together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person or group in one or a series of transactions other than (1) to one or more if its direct or indirect wholly-owned subsidiaries, (2) in a permitted joint venture or (3) a transaction in which the holders of the common stock of NIC immediately prior to the transaction receive for their common stock shares of the transferee or lessee (or its parent) which in the aggregate represent a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the transferee or lessee (or its parent) immediately after the transaction or (b) NFC, or NFC together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person

    (other than (1) to one or more of its direct or indirect wholly-owned subsidiaries or (2) receivables and related assets and interests therein in connection with a qualified securitization transaction);

  •
  any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) other than (1) NIC or one or more of its direct or indirect wholly-owned subsidiaries or (2) employee or retirement benefit plans or trusts sponsored or established by NIC or its subsidiaries is or becomes after the issue date of the notes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding voting stock that is normally entitled to vote in the election of directors of NIC;

  •
  so long as NIC is bound to the terms of the indenture, it adopts a plan relating to its liquidation or dissolution; or

  •
  the outstanding common stock of NIC is reclassified into, exchanged for or converted into the right to receive any other property or security;

provided, however, that (a) none of these circumstances with respect to NIC will be a Fundamental Change if at least 90% of the aggregate fair market value (as determined by NIC's board of directors) of the property and securities received or retained by holders of NIC's common stock in respect of such common stock in such transaction, other than cash payments for fractional shares, consists of shares of voting common stock of the successor person (or its parent) that are, or upon issuance will be, traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market and (b) none of these circumstances with respect to NFC will be a Fundamental Change so long as there is not Ratings Decline (as defined in the indenture).

Additional information.    The foregoing summary of the material provisions of the 4.75% subordinated exchangeable notes indenture is qualified in its entirety by reference to all of the provisions of such indenture, which has been filed with the SEC. See "Where You Can Find Additional Information."

Financial Services Operations

NFC bank credit facility

In December 2000, NFC entered into a senior bank credit facility with several lenders, including JPMorgan Chase Bank, N.A., as administrative agent. The bank credit facility matures in 2005 and is priced off a floating rate index. It provides for aggregate borrowings of $820 million, up to $100 million of which may also be borrowed by NIC's three Mexican finance subsidiaries. Such borrowings by the Mexican finance subsidiaries are guaranteed by NIC and NFC. Except as otherwise prohibited in the agreement, NFC is permitted to lend up to $50 million to International. Outstanding obligations under the credit agreement are secured by a perfected first priority security interest in substantially all of NFC's tangible and intangible assets.

The credit agreement includes a number of restrictive covenants. For example, NFC is required to maintain consolidated income before income taxes at least equal to 125% of its fixed charges (consisting of consolidated interest expense and preferred stock dividends). In addition, the ratio of NFC's total consolidated debt to consolidated tangible net worth (both as defined in the credit agreement) may not exceed 7 to 1.

The credit agreement requires that NFC comply with its intercompany agreements. NFC is prohibited from engaging in transactions with affiliates that are not on an arm's-length basis and in the ordinary course of business (except in certain limited circumstances).

The credit agreement restricts NFC's ability to enter new lines of business, limits the types of investments that NFC may make and contains a negative pledge which prevents NFC from incurring or suffering to exist liens on its assets, except in certain limited circumstances. The credit agreement also contains customary covenants regarding reporting, insurance, conduct of business, maintenance of existence and compliance with laws.

Events of default under the credit agreement include:

  (a)
  failure to pay principal or interest (subject to a grace period) when due;

  (b)
  breach of a covenant or representation or warranty (subject to certain limited cure periods);

  (c)
  default on certain other indebtedness;

  (d)
  certain change of control events;

  (e)
  certain events of bankruptcy;

  (f)
  certain judgments against NFC; or

  (g)
  certain other events of default.

Securitization programs

NFC presently uses various securitization programs, which have structures and sources of financing that were designed to obtain the most favorable financing available, to fund a substantial portion of its acquisitions of receivables. As a general matter, NFC believes that securitization programs provide it with funding at rates that are much lower than NFC could obtain through issuing its own unsecured or secured corporate debt obligations. NFC anticipates continuing to use securitization programs to fund its acquisitions of receivables.

NFC securitizes receivables using both "liquidating pool" and "revolving pool" structures. A liquidating pool structure involves the sale or pledge of a fixed pool of receivables. The entire pool may be sold or pledged at closing, or, in a "pre-funded transaction," additional receivables may be sold or pledged over a pre-funding period, not exceeding a six-month period. The additional receivables are paid for with a portion of the proceeds of the issuance, which portion is held in a "pre-funding account" pending such use. In a liquidating pool structure, including pre-funded transactions, the outstanding principal balance of the pool of sold or pledged receivables declines as receivables are collected, become defaulted or otherwise are removed from the pool. The initial pool of receivables will not be augmented with additional receivables, except through subsequent sales in pre-funded transactions. In a liquidating pool structure, substantially all of the collections are used to repay the unrecovered investments of the investors in the transaction, with the result that the amount of financing declines substantially in tandem with the amount of outstanding receivables in the pool.

In a revolving pool structure, by contrast, new receivables are generally transferred into the pool on a periodic basis during a "revolving period" that is longer than a "pre-funding" period—for example, on a daily basis in the wholesale notes securitization described below. During the revolving period, principal collections on the receivables are reinvested in the new receivables or retained within the structure rather than being paid out to investors. Interest owing to the investors is paid on a monthly basis. Principal payments are generally made to investors after the end of the revolving period according to the terms of their respective agreements. NFC uses revolving pool structures for the securitization of short-term receivables or as "warehouse" financing for medium-term receivables until a more permanent form of securitization program can be established for such receivables.

The source of financing for NFC's securitization programs varies with market conditions and other considerations at the time each securitization program was structured and established. Currently, NFC uses securitization programs that obtain financing from the sale of notes or certificates in transactions under Rule 144A or public securities offerings of medium term asset-backed securities, which we refer to as "capital markets" transactions, and bank conduit facilities, which we refer to as "bank conduit" transactions. A bank conduit provides financing by issuing commercial paper through a special purpose vehicle administered by a commercial bank or other financial institution. In addition, a bank conduit facility will generally have available a back-up credit facility with one or more commercial banks that would provide financing in the event the special purpose vehicle was unable to issue commercial paper.

The following is a summary of securitization programs currently utilized by NFC.

Securitization of wholesale notes

Since 1990, NFC has securitized its wholesale notes through the sale of investor certificates and notes (five series of which are currently outstanding) issued by two trusts formed by Navistar Financial Securities Corporation, or NFSC, a wholly owned special purpose subsidiary of NFC. Each day NFC generally sells all newly originated wholesale notes (except those wholesale notes which do not meet the specified eligibility criteria) to NFSC. NFSC, in turn, sells the wholesale notes to the trusts. The trusts effectively reinvest collections on the outstanding wholesale notes by using such collections to purchase the newly originated wholesale notes. Collections are retained in the trusts to the extent the required minimum trust balance exceeds the balance of wholesale notes owned by the trusts. NFSC retains an interest in the trusts, a portion of which is subordinated to the investor certificates and notes. At April 30, 2005, $166.5 million of NFSC's retained interest was subordinated to claims of investor certificateholders and noteholders.

Securitization of retail notes and leases

  Liquidating pool structures

Since 1993, NFC has securitized a significant portion of its retail notes. Periodically, NFC sells a pool of retail notes, certain monies due or received thereunder, security interests in the vehicles and equipment financed thereby and certain other property to Navistar Financial Retail Receivables Corporation, or NFRRC. Immediately thereafter, NFRRC transfers the same property to either (a) a trust formed specifically for such transaction in exchange for either asset-backed notes and certificates issued by such trust or (b) a bank conduit. NFC retains the option under certain circumstances to repurchase the remaining pool of retail notes from any liquidating pool structure once monies due and payable thereunder constitute 10% or less of the aggregate amount due and payable under such retail notes when initially sold into the securitization. NFRRC retains a residual interest in each liquidating pool structure.

As of April 30, 2005, trusts formed by NFRRC and bank conduits have financed approximately $5.0 billion in aggregate principal balance of retail notes through the issuance of term asset-backed securities and commercial paper. At April 30, 2005, asset-backed securities from eight securitized transactions originated by NFRRC remained outstanding and had a remaining aggregate principal balance of approximately $2.5 billion.

In November 2002, NFC began to include a limited number of finance leases and the related vehicles in its securitized pools. This action had no material adverse effect on the characterization of these securitized pools.

NFC is exposed to interest rate risk relating to changes in market interest rates. As part of its overall strategy to manage the level of exposure to the risk of interest rate adversely affecting net interest income or expense, NFC uses interest rate swap agreements, interest rate caps, and forward contracts. NFC is also occasionally required by third parties to use derivative instruments to make financing possible under sold note arrangements. These derivatives are used in asset-backed transactions in order to absorb some portfolio-related risks. NFC's policy prohibits the use of derivative financial instruments for speculative purposes.

  Revolving retail warehouse facility

In October 2000, NFC established a revolving retail warehouse facility for its retail notes and retail leases, other than fair market value leases. Under this facility, Truck Retail Instalment Paper Corp., or TRIP, a wholly owned special purpose subsidiary of NFC, issued $500 million of floating rate asset backed notes. These notes are priced off of the one month LIBOR rate and have a targeted final payment date of October 17, 2005. The proceeds from the sale are held by the trustee and invested in marketable securities until they are used to purchase new retail notes and retail leases from NFC, which TRIP holds until NFC decides to effect a permanent financing in the capital markets or through a bank conduit at which point TRIP's assets will once again consist principally of marketable securities rather than receivables. TRIP's assets, which are retail receivables or marketable securities or a combination of both, are pledged to the indenture trustee as collateral for the senior and subordinated notes issued by TRIP.

Securitization of retail accounts

In April 2004, NFC securitized the retail accounts that arise out of sales of trucks on open account by International. On a regular basis, International sells the receivables to NFC, which in turn sells the receivables to Truck Retail Accounts Corporation, or TRAC, a wholly owned, special purpose subsidiary of NFC. TRAC, in turn, sells an undivided interest in the retail accounts to a bank conduit. This transaction is structured on a revolving basis and provides up to $100 million of funding. TRAC retains an interest in the retail accounts, which is subordinated to the bank conduit's investment as protection against loss, dilution and carrying costs. This facility expires in August 2005.

In November 2000, NFC securitized its unsecured trade receivables generated by the sale of diesel engines and engine service parts from International to Ford, which we refer to as "engine receivables." NFC purchases the engine receivables from International and sells the engine receivables to Truck Engine Receivables Financing Co., or TERFCO, a wholly owned special purpose subsidiary of NFC. TERFCO established a trust which issued approximately $100 million of floating rate asset-backed notes in November 2000, which will begin to mature in November 2005. TERFCO retains a residual interest in the trust.

Common elements of securitization programs

The securitizations of receivables effected by NFC share a number of structural features. Except for the case of retail leases, in the first step of each securitization, the receivables are sold by NFC to its subsidiary (NFSC, NFRRC, TRIP, TRAC or TERFCO, as applicable) in a transaction intended to qualify as a true sale under applicable law to transfer NFC's entire ownership interest in the receivables so that such receivables would not constitute part of NFC's estate in the event of a bankruptcy of NFC. Each of these subsidiaries is a special purpose corporation, or SPC, whose activities are limited to participating in the securitization and related transactions. NFC has taken steps to maximize the likelihood that each SPC is a bankruptcy remote entity and minimize the risk that the voluntary or involuntary application for relief by NFC under the United States Bankruptcy Code or similar applicable state laws, or insolvency laws, will result in consolidation of the assets and liabilities of the SPC with those of NFC.

The SPC either (in the case of NFSC, NFRRC, TRAC and TERFCO) transfers its interest in the receivables to the related trust or conduit, which purchases and holds the receivables, or (in the case of TRIP) transfers a security interest in the receivables to an indenture trustee for the benefit of asset-backed security holders, who hold notes issued by TRIP that are secured by the receivables.

In all of these transactions, the SPC retains interests in the trusts or assets held by the bank conduit or the trustee, which may be in the form of residual interests, spread accounts or rights to excess spread on the receivables. These residual interests provide the initial level of protection to investors against credit losses on the sold receivables.

In each securitization, NFC is appointed as the servicer of the receivables. NFC can be replaced as servicer in any securitization upon a material default in the performance of its duties. In each securitization, NFC makes certain representations and warranties with respect to the receivables it sells to an SPC, and NFC remains obligated to repurchase any receivables with respect to which it breaches such representations or warranties.

The sales of receivables in each of the securitizations, other than the revolving retail warehouse facility, constitute sales under generally accepted accounting principles, with the result that the sold receivables are removed from NFC's balance sheet and the investors' interests in the related trust or conduit are not reflected as liabilities. However, the SPC's residual interests in the related trusts or assets held by the conduit are reflected on NFC's consolidated balance sheet, as assets.

Sale-leasebacks

Currently, NFC finances a portion of its operating and finance leases through sale-leasebacks which are accounted for as secured borrowing arrangements. Typically, in this type of transaction Harco Leasing Company, a wholly owned subsidiary of NFC, directs a titling trust, which holds such leases and the leased vehicles as trust assets, to transfer a portfolio interest representing the leased vehicles to a third party financier. In this type of transaction, Harco

Leasing typically retains substantially all ownership risk and pledges a portfolio interest representing the associated retail leases to the third party financier as collateral for its obligations under the sale-leaseback. For tax purposes, these arrangements are treated as sale-leaseback transactions with the third party financier receiving the tax benefits of asset ownership. As of April 30, 2005, NFC had $128.1 million in borrowings secured under these transactions. NFC expects to effect additional secured borrowing agreements in the future.

Other financial services borrowings

NIC's three Mexican finance subsidiaries presently support their operations by borrowings under the NFC Revolving Credit Agreement, a 500 million Mexican Peso ($43 million equivalent) Medium Term Promissory Notes Program established in November 2001, and various bank credit facilities. Such borrowings are guaranteed in whole or in part by NIC and NFC. As of April 30, 2005, such borrowings had an aggregate principal balance of $222 million, of which $24 million was guaranteed by NIC and NFC, $92 million was guaranteed by NFC, and $106 million was guaranteed by NIC.

One of our Mexican finance subsidiaries entered into a trust agreement for purposes of creating an irrevocable trust. On December 3, 2004, the trust issued and placed in the Mexican Stock Exchange, Certificados Burs—titles, Series A (Notes), having an aggregate original principal amount of 516,000,000 Mexican Pesos (or $46.4 million based on an exchange rate of a 1.00 Mexican Pesos = $.0899), under the revolving securitization program authorized by the Mexican National Banking and Securities Commission in the aggregate amount of 1,100,000,000 Mexican Pesos (or $98.9 million based on an exchange rate of a 1.00 Mexican Pesos = $.0899).

Certain Arrangements with NFC

Master intercompany agreement

The operating relationship between NFC and International is governed by the Master Intercompany Agreement, dated as of April 26, 1993 and as may be amended or supplemented from time to time.

Purchase of notes and accounts receivable

The Master Intercompany Agreement requires that International, with limited exceptions, offer NFC all wholesale and retail notes and installment sales contracts which International acquires in the regular course of its business from sales of trucks and related equipment to International dealers and customers. Such offers must be on terms which will (together with charges made to others for financing services) afford reasonable compensation for the financing services rendered by NFC to International and International dealers with respect to the sale of International products and used goods. NFC in turn has agreed, to the extent that it is able to finance such purchases, that it will purchase all such receivables except those, if any, as to which the risk of loss is unacceptable to NFC.

Pursuant to the Master Intercompany Agreement, NFC also purchases International's wholesale accounts receivable from International dealers arising out of International's sales of goods (primarily parts) and services to such dealers. NFC receives compensation from International in the form of a floating rate service charge for financing these accounts.

The Master Intercompany Agreement also provides that NFC will purchase retail accounts receivable from International that arise out of International's sales to retail customers and OEMs. NFC receives a floating rate service charge from International for financing these accounts.

Payment of financing charges by International

International currently provides floor plan financing assistance for International dealers through various interest credits and interest payments. Upon sale of a vehicle to an International dealer, International currently issues an interest credit to the dealer or provides an interest free period on the related wholesale note to the International dealer. International also currently pays interest on behalf of an International dealer during the period that a financed vehicle is in transit to the International dealer. Further, International periodically implements special sales programs pursuant to which it agrees to pay interest on behalf of International dealers for an extended period of time. Pursuant to the Master Intercompany Agreement, International pays the amount of interest owing on the wholesale notes during the in transit and any interest free periods directly to NFC.

Payments to International for administrative and other services

The Master Intercompany Agreement provides for payment by NFC to International of a fee for data processing and other administrative services based on the actual cost of the services performed. NFC paid International service fees of $1.9 million, $1.9 million and $2.2 million, for fiscal years 2004, 2003 and 2002, respectively.

Tax allocation agreement

Pursuant to the Tax Allocation Agreement effective October 1, 1981, as subsequently amended and supplemented, NFC is required to pay to International an amount equal to the amount NFC and its subsidiaries would pay with respect to federal corporate income taxes if NFC and its subsidiaries filed federal tax returns on a consolidated basis as an affiliated group of corporations, notwithstanding the fact that the affiliated group of corporations including NIC and its subsidiaries may not have any federal tax liability. The agreement contains similar provisions regarding state income taxes for states that permit the filing of consolidated returns.

Side agreement

The Side Agreement, dated as of December 8, 2000 and as may be amended or supplemented from time to time, requires either International or Navistar to hold and own 100% of the outstanding voting stock of NFC (other than shares held by directors of NFC as qualifying shares). The Side Agreement also requires International not to permit NFC's consolidated income before income taxes, interest expense and dividends on preferred stock to be less than 125% of NFC's consolidated interest expense and dividends on preferred stock for any period of four fiscal quarters immediately preceding the date of measurement.

United States Federal Income Tax Considerations

The following is a general discussion of material United States federal income tax consequences of participating in the exchange offer and the acquisition, ownership and disposition of the notes. Unless otherwise stated, this discussion is limited to the tax consequences to those persons who hold such notes as capital assets ("Holders"). This discussion does not address specific tax consequences that may be relevant to particular persons (including, for example, pass-through entities (e.g., partnerships) or persons who hold the notes through pass-through entities, individuals who are U.S. expatriates, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, S corporations, regulated investment companies, real estate investment trusts, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, dealers in securities or foreign currency, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar and persons in special situations, such as those who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment). Moreover, this discussion does not address U.S. federal alternative minimum tax consequences, and does not describe any tax consequences arising under U.S. federal gift and estate or other federal tax laws or under the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

If a Holder is a partnership, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest that you consult your tax advisor.

Prospective purchasers of the notes are urged to consult their tax advisors concerning the United States federal income tax consequences to them of acquiring, owning and disposing of the notes, as well as the application of state, local and foreign income and other tax laws.

U.S. federal income taxation of U.S. holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Holder that is (i) a citizen or individual resident of the United States (as defined in Section 7701(b) of the Code); (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all its substantial decisions, or if the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a U.S. person (a "U.S. Holder").

A "Non-U.S. Holder" is a Holder (other than a partnership) that is not a U.S. Holder.

Payments of interest.    Interest on a note will generally be includible in the income of a U.S. Holder as ordinary interest income at the time accrued or received in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

Additional interest.    It is possible that the Internal Revenue Service ("IRS") could assert that the additional interest which we would be obliged to pay if the exchange offer registration statement is not filed or declared effective within the applicable time periods (or certain other actions are not taken), as described above under the heading "Description of the Notes—Registration Rights; Additional Interest" is a "contingent payment." In that case, the notes may be treated as contingent payment debt instruments for United States federal income tax purposes, with the result that the timing, amount of income included and the character of income recognized may be different from the consequences discussed herein. However, the Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, contingencies which are remote or incidental as of the issue date are ignored. We believe that, as of the issue date, the likelihood of our paying additional interest is remote and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. Such determination by us is binding on all holders unless a holder discloses its differing position in a statement attached to its timely filed United States federal income tax return for the taxable year during which a note was acquired. This discussion assumes that the notes will not be treated as contingent payment debt instruments for United States federal income tax purposes.

Original issue discount.    The notes are not being issued with a discount that is subject to the original issue discount rules of the Code.

Exchange of Notes in the Exchange Offer.    The exchange of notes for exchange notes in the contemplated exchange offer will not constitute a taxable event to United States holders. Consequently, a United States holder will not recognize gain or loss upon receipt of an exchange note, the United States holder's basis in the exchange note will be the same as its basis in the corresponding note immediately before the exchange, and the United States holder's holding period in the exchange note will include the holder's holding period in the note exchanged therefor.

Disposition of notes.    U.S. Holders generally will recognize capital gain or loss upon the sale, redemption, including a repurchase by us for cash pursuant to the repurchase right, or other taxable disposition of the notes in an amount equal to the difference between:

  •
  the sum of the cash plus the fair market value of any property received from such disposition (other than amounts attributable to accrued but unpaid interest or market discount, discussed below, on the notes not previously included in income, which will be treated as interest for U.S. federal income tax purposes); and

  •
  the U.S. Holder's adjusted tax basis in the notes.

A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder decreased by any amortized bond premium and increased by any market discount previously included in income. Prospective investors should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their notes for more than one year) and losses (the deductibility of which is subject to limitations).

Market discount and bond premium

A U.S. Holder who purchases a note at a "market discount" that exceeds a statutorily defined de minimis amount will be subject to the "market discount" rules. In general, "market discount" is the excess of a debt instrument's stated redemption price at maturity over the holder's basis in such debt instrument immediately after its acquisition. The stated redemption price at maturity of a debt instrument is the sum of all amounts payable with respect to the debt instrument, whether denominated as principal or interest (other than qualified stated interest payments). Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than additional debt instruments of the issuer) at least annually at a single fixed rate (or at certain qualifying variable rates).

Any gain on sale of a note attributable to a U.S. Holder's unrecognized accrued market discount is generally treated as ordinary income to the U.S. Holder. The amount of accrued market discount is calculated on a ratable basis or, at the election of the holder, on a constant yield to maturity basis. In addition, a U.S. Holder who acquires a note at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry the note until the U.S. Holder disposes of the note in a taxable transaction.

Instead of recognizing any market discount upon a disposition of a note (and being required to defer any applicable interest expense), a U.S. Holder may elect to include market discount in income currently as the discount accrues. Any current accruals of market discount with respect to notes pursuant to such election should be treated as interest on the notes. The current income inclusion election, once made, applies to all market discount obligations acquired by the electing U.S. Holder on or after the first day of the first taxable year in which the election applies, and may not be revoked without the consent of the IRS.

In the event that a note is purchased at a premium, i.e., for an amount in excess of the amount payable at maturity, a U.S. Holder generally may elect to offset payments of qualified stated interest on such note by an allocable portion of the premium (which will result in a corresponding reduction in such U.S. Holder's tax basis in the note). The portion of the premium allocable to each interest payment generally is calculated based on the U.S. Holder's yield to maturity for the note. If a U.S. Holder elects to amortize bond premium with respect to the note, such election will also apply to all other debt instruments held by such U.S. Holder during the year in which the election is made and to all debt instruments acquired after that year. The election may not be revoked without the consent of the IRS.

Backup withholding and information reporting.    U.S. Holders will generally be subject to IRS information reporting and may be subject to backup withholding on payments of interest on the notes and proceeds from the sale or other disposition of the notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. Backup withholding will only be imposed where the noncorporate U.S. Holder (1) fails to furnish its social security number or other taxpayer identification number, referred to as a "TIN"; (2) furnishes an incorrect TIN; (3) is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or (4) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

The backup withholding rate is currently 28%. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

U.S. federal income taxation of non-U.S. holders

The following discussion is limited to the U.S. federal income and estate tax consequences relevant to Non-U.S. Holders. Special rules may apply to certain Non-U.S. Holders (including, for example, "controlled foreign corporations" and "passive foreign investment companies") that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments of interest.    Payments of interest on the notes paid to a Non-U.S. Holder will not be subject to U.S. federal withholding tax if such payments qualify as portfolio interest. The exemption applicable to such portfolio interest (the "Portfolio Interest Exemption") applies when:

  (1)
  the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote,

  (2)
  the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership,

  (3)
  the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code,

  (4)
  either (A) the Non-U.S. Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a "United States person" within the meaning of the Code and provides its name and address (generally by completing IRS Form W-8BEN), (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on behalf of the Non-U.S. Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a "United States person" and provides us or our paying agent with a copy of such statement or (C) the Non-U.S. Holder holds its notes directly through a "qualified intermediary" and certain conditions are satisfied; and

  (5)
  the interest is not effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

(1)
IRS Form W-8BEN (or a valid substitute or successor form) claiming an exemption or reduction from withholding under the benefit of an applicable tax treaty (a "Treaty Exemption") or

(2)
IRS Form W-8ECI (or a valid substitute or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of the Non-U.S. Holder's trade or business in the United States, each form to be renewed periodically as required by applicable Treasury regulations.

If interest (including market discount) on a note is effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), then the Non-U.S. Holder, although exempt from the withholding tax described above (provided the certification requirements described above are satisfied), will be subject to United States federal income tax on such interest (and market discount) on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest (and market discount) on a note and gain from the disposition of a note generally will be included in such foreign corporation's earnings and profits.

Additional interest.    We believe that the possibility of additional interest is remote and, accordingly, we do not intend to treat the notes as contingent payment debt instruments for United States federal income tax purposes. This discussion assumes that the notes will not be treated as contingent payment debt instruments for United States federal income tax purposes. See "—U.S. federal income taxation of U.S. holders—Additional interest."

Exchange of Notes in the Exchange Offer.    The exchange of notes for exchange notes in the contemplated exchange offer will not constitute a taxable event for United States federal income tax purposes. See "—U.S. federal income taxation of U.S. holders—Exchange of Notes in the Exchange Offer."

Disposition of notes.    A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition (including a redemption) of a note unless:

  •
  the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met;

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates;

  •
  such gain is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder); or

  •
  gain on the disposition of a note represents accrued interest (in which case the rules for interest would apply).

U.S. Federal Estate Tax    The estate of a Non-U.S. Holder will not be subject to U.S. federal estate tax on notes beneficially owned by the Non-U.S. Holder at the time of death, provided that any payment on the notes to the Non-U.S. Holder would be eligible for the Portfolio Interest Exemption described above under "—Payments of interest," without regard to the certification requirements described in that section.

Backup withholding and information reporting.    We must report annually to the IRS and to each Non-U.S. Holder the amount of interest paid on a note, regardless of whether withholding was required, and any tax withheld with respect to the interest. Under the provisions of an income tax treaty and other applicable agreements, copies of these returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments of interest on the notes and proceeds from the sale or other disposition of the notes to or through a U.S. office of a broker, as long as (1) the Non-U.S. Holder furnishes to the payor or broker a valid IRS Form W-8BEN (or a valid substitute or successor form) certifying, under penalties of perjury, its status as a non-U.S. person or otherwise establishes an exemption and (2) the payor or broker does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or that the conditions of any exemption are not, in fact, satisfied.

The payment of the proceeds from the sale or other disposition of the notes to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes will be subject to information reporting if it is to or through a foreign office of a broker that is a "U.S. related broker" unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above are met, or the Non-U.S. Holder otherwise establishes an exemption. Under applicable Treasury regulations, a broker is a "U.S. related broker" if it is (1) a U.S. person, (2) a controlled foreign corporation for U.S. federal income tax purposes, (3) a foreign person 50% or more of whose gross income for a specified three-year period is effectively connected with the conduct of a U.S. trade or business, or (4) a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. Holders of the notes should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Plan of Distribution

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sales of the exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of any such exchange notes. Any participating broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we are required to file a shelf registration statement with respect to the outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the notes to trading in the National Association of Securities Dealers Automated Quotation System. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of the shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

Legal Matters

The validity and enforceability of the exchange notes and the International Guarantee and other legal matters, including the tax free nature of the exchange, will be passed upon for us by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois.

Experts

The consolidated financial statements of Navistar International Corporation and consolidated subsidiaries as of October 31, 2004 and 2003, and for each of the three years in the period ended October 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 23) appearing herein, and have been so included on reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find Additional Information

Navistar is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. The reports and other information filed by it with the SEC in accordance with the Exchange Act may be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material or parts thereof may also be obtained by mail from the Public Reference Room of the SEC, 450 Fifth Street, Washington, D.C. 20549 at prescribed rates or accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov. Information on the operations of the Public Reference Room maintained by the SEC may be obtained by calling the SEC at 1-800-SEC-0330. Our reports and other information that are filed with the SEC are not incorporated by reference into this prospectus and, therefore, are not part of this prospectus unless otherwise expressly indicated.

While any of the notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of the notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. You may request a copy of any of these documents at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number: Navistar International Corporation 4201 Winfield Road P.O. Box 1488 Warrenville, Illinois 60555 Attention: Investor Relations Telephone: (630) 753-5000

Statement of financial reporting responsibility

Management of Navistar International Corporation and its subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

The accompanying financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. Management has made available to Deloitte & Touche LLP all the company's financial records and related data, as well as the minutes of the board of directors' meetings. Management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate.

Management is responsible for establishing and maintaining a system of internal controls throughout its operations that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use and the execution and recording of transactions in accordance with management's authorization. The company's system of internal controls, which provides for appropriate division of responsibility, is supported by written policies and procedures that are updated by management, as necessary. Management is responsible for the periodic evaluation of the system of internal controls. The system is tested and evaluated regularly by the company's internal auditors as well as by the independent registered public accounting firm in connection with its annual audit of the financial statements. The independent registered public accounting firm conducts its audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and perform such tests of transactions and balances as they deem necessary. The company's system of internal controls is improved or modified, in a manner that is cost-effective in the circumstances, in response to changes in business conditions and operations and recommendations made by internal auditors and independent registered public accounting firm.

The Audit Committee of the board of directors, composed of six non-employee directors, meets periodically with the independent registered public accounting firm, management, general counsel and internal auditors to satisfy itself that such persons are properly discharging their responsibilities regarding financial reporting and auditing. In carrying out these responsibilities, the Committee has full access to the independent registered public accounting firm, internal auditors, general counsel and financial management in scheduled joint sessions or private meetings as in the Committee's judgment seems appropriate. Similarly, the company's independent registered public accounting firm, internal auditors, general counsel and financial management have full access to the Committee and to the board of directors and each is responsible for bringing before the Committee or its Chair, in a timely manner, any matter deemed appropriate to the discharge of the Committee's responsibility.

Daniel C. Ustian
Chairman, President and
Chief Executive Officer

Robert C. Lannert
Vice Chairman
and Chief Financial Officer

Report of independent registered public accounting firm

Navistar International Corporation,
Its Directors and Shareowners:

We have audited the Statement of Financial Condition of Navistar International Corporation and Consolidated Subsidiaries as of October 31, 2004 and 2003, and the related Statements of Income, Comprehensive Income and Cash Flow for each of the three years in the period ended October 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Navistar International Corporation and Consolidated Subsidiaries at October 31, 2004 and 2003, and the results of their operations and their cash flow for each of the three years in the period ended October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 23 to the consolidated financial statements, the accompanying 2003 and 2002 financial statements have been restated.

Deloitte & Touche LLP
February 14, 2005
Chicago, Illinois

Statement of income

	Navistar International Corporation and consolidated subsidiaries
For the years ended October 31 Millions of dollars, except share data
	2004	2003	2002

		As Restated*	As Restated*
Sales and revenues
Sales of manufactured products	$9,468	$7,282	$6,725
Finance revenue	245	283	276
Other income	11	20	20

Total sales and revenues	9,724	7,585	7,021

Costs and expenses
Cost of products and services sold	8,159	6,361	5,949
Cost of products sold related to restructuring	—	9	23

Total cost of products and services sold	8,159	6,370	5,972
Restructuring and other non-recurring charges	(1)	(41)	521
Postretirement benefits expense	205	297	228
Engineering and research expense	245	242	260
Selling, general and administrative expense	656	597	624
Interest expense	127	142	159
Other expense	22	27	29

Total costs and expenses	9,413	7,634	7,793

Income (loss) from continuing operations before income taxes	311	(49)	(772)
Income tax expense (benefit)	64	(32)	(294)

Income (loss) from continuing operations	247	(17)	(478)
Discontinued operations:
Loss from discontinued operations (less applicable income taxes of $0, $0 and $2, respectively)	—	—	(14)
Loss on disposal	—	(4)	(46)

Loss from discontinued operations	—	(4)	(60)

Net income (loss)	$247	$(21)	$(538)

Basic earnings (loss) per share
Continuing operations	$3.54	$(0.25)	$(7.92)
Discontinued operations	—	(0.06)	(1.00)

Net income (loss)	$3.54	$(0.31)	$(8.92)

Diluted earnings (loss) per share
Continuing operations	$3.20	$(0.25)	$(7.92)
Discontinued operations	—	(0.06)	(1.00)

Net income (loss)	$3.20	$(0.31)	$(8.92)

Average shares outstanding (millions)
Basic	69.7	68.0	60.3
Diluted	80.1	68.0	60.3

See Notes to the Financial Statements.

* See Note 23 to the Financial Statements.

Statement of comprehensive income

	Navistar International Corporation and consolidated subsidiaries
For the years ended October 31 Millions of dollars
	2004	2003	2002

		As Restated*	As Restated*
Net income (loss)	$247	$(21)	$(538)

Other comprehensive income (loss), net of tax:
Minimum pension liability adjustment, net of tax of $9, $31 and $222	—	(56)	(369)
Foreign currency translation adjustments and other	(11)	(25)	11

Other comprehensive income (loss), net of tax	(11)	(81)	(358)

Comprehensive income (loss)	$236	$(102)	$(896)

See Notes to the Financial Statements.

* See Note 23 to the Financial Statements.

Statement of financial condition

	Navistar International Corporation and Consolidated Subsidiaries
As of October 31 Millions of dollars
	2004	2003

	As Restated*
ASSETS
Current assets
Cash and cash equivalents	$605	$467
Marketable securities	182	80
Receivables, net	1,215	932
Inventories	790	592
Deferred tax asset, net	207	183
Other assets	168	165

Total current assets	3,167	2,419
Marketable securities	73	515
Finance and other receivables, net	1,222	891
Property and equipment, net	1,444	1,439
Investments and other assets	374	300
Prepaid and intangible pension assets	73	66
Deferred tax asset, net	1,239	1,299

Total assets	$7,592	$6,929

LIABILITIES AND SHAREOWNERS' EQUITY
Liabilities
Current liabilities
Notes payable and current maturities of long-term debt	$823	$254
Accounts payable, principally trade	1,462	1,113
Other liabilities	965	905

Total current liabilities	3,250	2,272
Debt: Manufacturing operations	1,258	993
Financial services operations	787	1,533
Postretirement benefits liability	1,382	1,433
Other liabilities	384	406

Total liabilities	7,061	6,637

Commitments and contingencies
Shareowners' equity
Series D convertible junior preference stock	4	4
Common stock and additional paid in capital (par value $0.10 per share, 75.3 million shares issued)	2,096	2,118
Retained earnings (deficit)	(604)	(833)
Accumulated other comprehensive loss	(789)	(778)
Common stock held in treasury, at cost (5.3 million and 6.5 million shares held)	(176)	(219)

Total shareowners' equity	531	292

Total liabilities and shareowners' equity	$7,592	$6,929

See Notes to the Financial Statements.

* See Note 23 to the Financial Statements.

Statement of cash flow

	Navistar International Corporation and consolidated subsidiaries
For the Years Ended October 31 Millions of dollars
	2004	2003	2002

		As Restated*	As Restated*
Cash flow from operations
Net income (loss)	$247	$(21)	$(538)
Adjustments to reconcile net income (loss) to cash provided by (used in) operations:
Depreciation and amortization	256	205	231
Deferred income taxes	50	(41)	(269)
Postretirement benefits funding less than (in excess of) expense	(158)	(11)	15
Postretirement benefits curtailment	(2)	(5)	157
Non-cash restructuring and other non-recurring charges	—	6	157
Non-cash charge related to discontinued operations	—	—	28
Gains on sales of receivables	(26)	(46)	(16)
Other, net	(144)	(65)	—
Change in operating assets and liabilities:
Receivables, including wholesale notes	(417)	(121)	33
Inventories	(194)	125	(173)
Prepaid and other current assets	(6)	(51)	3
Accounts payable	401	88	(60)
Other liabilities	166	(115)	221

Cash provided by (used in) operations	173	(52)	(211)

Cash flow from investment programs
Purchases of retail notes and lease receivables	(1,616)	(1,288)	(1,311)
Collections/sales of retail notes and lease receivables	1,418	1,856	1,197
Purchases of marketable securities	(427)	(807)	(49)
Sales or maturities of marketable securities	770	328	196
Proceeds from sale of business	2	—	63
Capital expenditures	(230)	(210)	(252)
Proceeds from sale-leasebacks	—	—	164
Property and equipment leased to others	5	20	(21)
Investment in affiliates	(25)	(1)	42
Other investment programs	(10)	(45)	(69)

Cash used in investment programs	(113)	(147)	(40)

Cash flow from financing activities
Issuance of debt	64	228	361
Majority owned dealer debt	125	8	101
Principal payments on debt	(206)	(296)	(312)
Net increase (decrease) in notes and debt outstanding under revolving credit facility and commercial paper programs	94	(68)	(104)
Proceeds from sale of stock to benefit plans	—	175	—
Premiums on call options, net	(27)	(26)	—
Debt issuance costs and other financing activities	28	10	18

Cash provided by financing activities	78	31	64

Cash and cash equivalents
Increase (decrease) during the year	138	(168)	(187)
At beginning of the year	467	635	822

Cash and cash equivalents at end of the year	$605	$467	$635

See Notes to Financial Statements.

* See Note 23 to the Financial Statements.

Notes to financial statements

for the three years ended October 31, 2004

1. Summary of accounting policies

Basis of consolidation

Navistar International Corporation (NIC) is a holding company, whose principal operating subsidiary is International Truck and Engine Corporation (International). As used hereafter, "company" or "Navistar" refers to Navistar International Corporation and its consolidated subsidiaries. Navistar operates in three principal industry segments: truck, engine (collectively called "manufacturing operations") and financial services.

The company's truck segment is engaged in the manufacture and marketing of Class 6 through 8 trucks, including school buses, and operates primarily in the United States (U.S.), Canada, Mexico and other selected export markets. The company's truck segment includes a number of majority owned International brand dealerships. The company's engine segment is engaged in the design and manufacture of mid-range diesel engines and primarily operates in the U.S. and Brazil. The financial services operations of the company provide wholesale, retail and lease financing for new and used trucks sold by International and its dealers.

The consolidated financial statements include the results of the company's manufacturing operations, majority owned dealers and its wholly owned financial services subsidiaries. The effects of transactions between the manufacturing, dealer and financial services operations have been eliminated to arrive at the consolidated totals. Certain 2002 and 2003 amounts have been reclassified to conform with the presentation used in the 2004 financial statements. On October 29, 2002, the company announced its decision to exit the domestic truck business in Brazil effective October 31, 2002. The financial results of this business have been classified as discontinued operations on the Statement of Income for all periods presented and are discussed in Note 12. In January 2005, the company concluded that it was necessary to restate its consolidated financial statements for the years ended October 31, 2003 and 2002, as discussed in Note 23 to the Financial Statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Truck operations recognize shipments of new trucks and service parts to dealers and retail customers as sales at the time of shipment to the customer. Price allowances, expected in the normal course of business, and the cost of special incentive programs are recorded at the time of sale. This estimate is based upon the assumption that a certain number of vehicles in dealer inventory will have a specific incentive applied against them. Engine sales are recognized at the time of shipment to original equipment manufacturers (OEMs). An allowance for losses on receivables is maintained at an amount that management considers appropriate in relation to the outstanding receivables portfolio and other business conditions, and is charged to selling, general and administrative expense when receivables are determined to be uncollectible.

Financial services operations recognize finance charges on finance receivables as income over the term of the receivables utilizing the interest method. Operating lease revenues are recognized on a straight-line basis over the life of the lease. Recognition of revenue is suspended when management determines the collection of future income is not probable. Selected receivables are securitized and sold to public and private investors with limited recourse. Financial services operations continue to service the sold receivables and receive a fee for such services. Gains or losses on sales of receivables are credited or charged to revenue in the period in which the sale occurs. Discount accretion is recognized on an effective yield basis. An allowance for losses is maintained at a level deemed appropriate based on such factors as overall portfolio quality, historical loss experience and current economic conditions. Receivables are charged off to the allowance for losses when the receivable is determined to be uncollectible.

Cash and cash equivalents

All highly liquid financial instruments with maturities of three months or less from date of purchase, consisting primarily of bankers' acceptances, commercial paper, U.S. government securities and floating rate notes, are classified as cash equivalents on the Statements of Financial Condition and Cash Flow.

Marketable securities

Marketable securities are classified as available-for-sale securities and are reported at fair value. The difference between amortized cost and fair value is recorded as a component of accumulated other comprehensive loss in shareowners' equity, net of applicable deferred taxes. Most securities with remaining maturities of less than twelve months and other investments needed for current cash requirements are classified as current within the Statement of Financial Condition. All equity securities are classified as current because they are highly liquid financial instruments, which can be readily converted to cash. Marketable securities used as collateral in NFC's revolving retail warehouse facility are invested in short-term instruments, but due to liquidity restrictions, these short-term marketable securities are classified as non-current. All other securities are classified as non-current.

Inventories

Inventories are valued at the lower of average cost or market.

Property and other long-lived assets

Significant expenditures for replacement of equipment, tooling and pattern equipment and major rebuilding of machine tools are capitalized. Manufacturing production assets placed in service after November 1, 2001, are depreciated on a units-of-production basis. Prior to November 1, 2001, manufacturing production assets were depreciated on a straight-line basis over the estimated useful lives of the assets. The impact of the change in depreciation on the net loss in fiscal 2002 was not material. The estimated depreciable lives of manufacturing production assets range from five to 12 years. Non-production related assets are depreciated on a straight-line basis over the estimated useful lives of the assets, which average 35 years for buildings and improvements and 12 years for all other assets. Gains and losses on property disposals are included in other income and expense. The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

Engineering and research expense

Engineering and research expense includes research and development expenses and routine ongoing costs associated with improving existing products and manufacturing processes. Research and development expenses, which include activities for the introduction of new truck and engine products and major improvements to existing products and processes, totaled $207 million, $216 million, and $218 million in 2004, 2003 and 2002, respectively.

Product related costs

The company accrues warranty expense at the time of end product sale. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims. Product liability expense is accrued based on the estimate of total future payments to settle product liability claims. The reserve is based upon two estimates. There is an appropriate case specific reserve and a third party actuarial analysis to determine the amount of additional reserve required to cover certain known claims and all incurred but not reported product liability issues.

Stock based compensation

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" and Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation—Transition and Disclosure," encourage, but do not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the company's common stock at the date of grant. Further disclosure about the company's stock compensation plans can be found in Note 20. The following table illustrates the effect on the company's net income (loss) and earnings (loss) per share if the company had applied the fair value recognition provision of SFAS 123 in accordance with the disclosure provisions of SFAS 148.

Millions of dollars	2004	2003	2002

Net income (loss), as reported	$247	$(21)	$(538)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14)	(11)	(11)

Pro forma net income (loss)	$233	$(32)	$(549)

Earnings (loss) per share:
Basic—as reported	$3.54	$(0.31)	$(8.92)
Basic—pro forma	$3.34	$(0.47)	$(9.11)
Diluted—as reported	$3.20	$(0.31)	$(8.92)
Diluted—pro forma	$3.02	$(0.47)	$(9.11)

Foreign currency

The financial statements of foreign subsidiaries are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and a weighted-average exchange rate for each period for revenues and expenses. The functional currency for the majority of the company's foreign subsidiaries is the U.S. dollar. Translation adjustments for those subsidiaries whose local currency is their functional currency are recorded as a component of accumulated other comprehensive loss in shareowners' equity. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in earnings as incurred, except for those transactions which hedge purchase commitments and for those intercompany balances which are designated as long-term investments. Net income (loss) included a foreign currency transaction gain of $7 million in 2004 and $11 million in 2003 and a foreign currency transaction loss of $6 million in 2002.

Derivative financial instruments

Derivative financial instruments are generally held for purposes other than trading. The company uses derivative financial instruments to reduce its exposure to interest rate volatility and to potentially increase the return on invested funds. The financial services operations may use forward contracts to hedge future interest payments on the notes and certificates related to an expected sale of receivables. The principal balance of receivables expected to be sold by

NFC equals or exceeds the notional amount of open forward contracts. The financial services operations also use interest rate swaps and caps to reduce exposure to interest rate changes. All derivative instruments are recorded at fair value. For those instruments that do not qualify for hedge accounting, changes in fair value are recognized in income.

Sales of receivables

NFC securitizes finance receivables through qualified special purpose entities (QSPE), which then issue securities to public and private investors. NFC sells receivables to the QSPEs with limited recourse. Gains or losses on sales of receivables are credited or charged to finance in the periods in which the sales occur. Retained interests, which include interest-only receivables, cash reserve accounts and subordinated certificates, are recorded at fair value in the periods in which the sales occur. The accretion of the discount related to the retained interests is recognized on an effective yield basis.

Management estimates the prepayment speed for the receivables sold, the discount rate used to determine the present value of the interest-only receivable and the anticipated net losses on the receivables in order to calculate the gain or loss. The method for calculating the gain or loss aggregates the receivables in a homogenous pool. Estimates are based on historical experience, anticipated future portfolio performance, market-based discount rates and other factors, and are made separately for each securitization transaction. In addition, NFC estimates the fair value of the retained interests on a quarterly basis. The fair value of the interest-only receivable is based on present value estimates of expected cash flows using management's key assumptions of prepayment speeds, discount rates and net losses.

Presentation of NFC's receivables on statement of cash flow

The company classifies NFC's wholesale notes and receivables from national accounts as cash flows from operations on its Statement of Cash Flow. These programs provide financing for the purchase of inventory directly from the company. NFC's retail notes and lease receivables, which provide financing to end customers primarily for the purchase of new and used trucks sold by the company's dealers, are classified as cash flows from investment programs on the Statement of Cash Flow.

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation addresses consolidation requirements of variable interest entities (VIEs). In December 2003, the FASB revised this Interpretation to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest for the entity to finance its activities without additional financial support. This Interpretation, as revised, is effective for periods ending after December 15, 2003. The company analyzed its minority investments and determined that it does not have an interest in a VIE, as defined within this Interpretation. Therefore, this Interpretation has no impact on the company's results of operations, financial condition, and cash flows.

In December 2003, the FASB issued a revision to SFAS No. 132 (SFAS 132), "Employers' Disclosure about Pensions and Other Postretirement Benefits." This Statement retains the disclosures previously required by SFAS 132 but adds additional disclosure requirements about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It also calls for the required information to be provided separately for pension plans and for other postretirement benefit plans. The disclosures required by this Statement are included in Note 2.

In March 2004, the Emerging Issues Task Force (EITF) reached a final consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF 03-1 paragraph 21 requires specific disclosure for all investments in an unrealized loss position for which other than temporary impairments have not been recognized. The company does not have any investments in an unrealized loss position for which other-than-temporary impairments have not been recognized.

In May 2004, the FASB issued Staff Position (FSP) 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act) which provides guidance on the accounting for the effects of the Act and requires certain disclosures regarding the effect of the federal subsidy provided by the Act. The company adopted this FSP as of May 1, 2004, retroactive to the effective date of the Act, December 8, 2003. See Note 2 for the required disclosures.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment". This Statement generally requires the recognition of the cost of employee services received in exchange for an award of equity instruments. This cost is based on the grant date fair value of the equity award and will be recognized over the period during which the employee is required to provide service in exchange for the award. The effective date for the company is the beginning of the fourth fiscal quarter of 2005. The company is evaluating the impact, if any, this Statement may have on its results of operations, financial condition or cash flows.

In December 2004, the FASB issued two FSP's that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the Act) that was signed into law on October 22, 2004. The Act could affect how companies report their deferred income tax balances. The first FSP is FSP FAS 109-1 (FSP 109-1); the second is FSP FAS 109-2 (FSP 109-2). In FSP 109-1, the FASB concludes that the tax relief (special tax deduction for domestic manufacturing) from the Act should be accounted for as a "special deduction" instead of a tax rate reduction. FSP 109-2 gives a company additional time to evaluate the effects of the Act on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, "Accounting for Income Taxes." However, a company must provide certain disclosures if it chooses to utilize the additional time granted by the FASB. The company is evaluating the impact, if any, these FSP's may have on its results of operations, financial condition or cash flows.

2. Postretirement benefits

The company provides postretirement benefits to a substantial portion of its employees. Costs associated with postretirement benefits include pension and postretirement health care expenses for employees, retirees and surviving spouses and dependents. In addition, as part of the 1993 restructured health care and life insurance plans, profit sharing payments to the Retiree Supplemental Benefit Trust (Trust) are required. The company utilizes an October 31 measurement date for all of its defined benefit plans.

Generally, the pension plans are non-contributory. The company's policy is to fund its pension plans in accordance with applicable U.S. and Canadian government regulations and to make additional payments as funds are available to achieve full funding of the accumulated benefit obligation. At October 31, 2004, all legal funding requirements had been met. In 2005, the company expects to contribute approximately $20 million to its pension plans to meet legal requirements.

The cost of postretirement benefits is segregated as a separate component on the Statement of Income and is as follows:

Millions of dollars	2004	2003	2002

Pension expense	$64	$113	$77
Health/life insurance	139	184	151
Profit sharing provision to Trust	2	—	—

Total postretirement benefits expense	$205	$297	$228

Net periodic postretirement benefits expense included on the Statement of Income is composed of the following:

	Pension benefits			Other benefits
Millions of dollars	2004	2003	2002	2004	2003	2002

Service cost for benefits earned during the period	$23	$26	$29	$14	$19	$20
Interest on obligation	231	249	241	139	153	151
Amortization of cumulative losses	49	51	35	41	58	48
Amortization of prior service cost	6	3	39	—	—	—
Other	21	16	16	—	—	—
Less expected return on assets	(266)	(232)	(283)	(55)	(46)	(68)

Net postretirement benefits expense	$64	$113	$77	$139	$184	$151

"Other" includes the expense related to yearly lump-sum payments to retirees required by negotiated labor contracts, expense related to defined contribution plans, and other postretirement benefit costs. Plan amendments not arising from negotiated labor contracts and cumulative gains and losses for plans where approximately 90% or more of the plan participants are inactive are amortized over the average remaining life expectancy of the participants. For all remaining plans, costs are amortized over the average remaining service life of active employees. Plan amendments arising from negotiated labor contracts are amortized over the length of the contract.

The defined contribution plans cover a substantial portion of the salaried employees and certain represented employees of the company, who were first hired on or after January 1, 1996. Under the defined contribution plans, the company makes annual contributions to each participant's retirement account based on an age-weighted percentage of the participant's eligible compensation for the calendar year. The plans also contain a 401(k) feature and provide for a company match; currently 50% of the first 6% of pretax salary contributions are made on behalf of the participant.

Defined contribution expense pursuant to these plans was $11 million, $10 million and $6 million in 2004, 2003, and 2002, respectively, which approximates the amount funded by the company.

The funded status of the company's plans as of October 31, 2004 and 2003, and reconciliation with amounts recognized on the Statement of Financial Condition are provided below.

	Pension benefits		Other benefits
Millions of dollars	2004	2003	2004	2003

Change in benefit obligation
Benefit obligation at beginning of year	$3,982	$3,566	$2,442	$2,238
Amendments	6	7	—	—
Service cost	23	26	14	19
Interest on obligation	231	249	139	153
Actuarial net loss	20	428	74	157
Currency rate conversion	19	38	12	15
Plan participants' contributions	—	—	30	27
Benefits paid	(331)	(305)	(207)	(187)
Restructuring	(2)	(27)	—	20

Benefit obligation at end of year	$3,948	$3,982	$2,504	$2,442

Change in plan assets
Fair value of plan assets at beginning of year	$2,988	$2,578	$632	$535
Actual return on plan assets	230	514	45	139
Currency rate conversion	17	30	—	—
Employer contributions	231	164	10	10
Benefits paid	(323)	(298)	(63)	(52)

Fair value of plan assets at end of year	$3,143	$2,988	624	$632

Funded status	$(805)	$(994)	$(1,880)	$(1,810)
Unrecognized actuarial net loss	1,293	1,283	1,070	1,025
Unrecognized prior service cost	27	23	—	—

Net amount recognized	$515	$312	$(810)	$(785)

Amounts recognized on the Statement of Financial Condition consist of:
Prepaid benefit cost	$49	$45	$—	$—
Accrued benefit liability—current	(32)	(170)	(145)	(118)
—non-current	(717)	(766)	(665)	(667)
Intangible asset	24	21	—	—
Accumulated other comprehensive loss	1,191	1,182	—	—

Net amount recognized	$515	$312	$(810)	$(785)

The accumulated benefit obligation for pension benefits, a measure which excludes the effect of salary and wage increases, was $3,892 million and $3,940 million at October 1, 2004 and

2003, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,884 million, $3,830 million and $3,078 million, respectively, as of October 31, 2004, and $3,928 million, $3,872 million and $2,928 million, respectively, as of October 31, 2003.

The minimum pension liability adjustment included in accumulated other comprehensive loss is recorded on the Statement of Financial Condition net of deferred income taxes of $454 million and $445 million at October 31, 2004 and 2003, respectively.

The weighted average rate assumptions used in determining benefit obligations were:

	Pension benefits		Other benefits
	2004	2003	2004	2003

Discount rate used to determine present value of benefit obligation at end of year	5.8%	6.2%	6.0%	6.6%
Expected rate of increase in future compensation levels	3.5%	3.5%	N/A	N/A

The weighted average rate assumptions used in determining net postretirement benefit expense were:

	Pension benefits			Other benefits
	2004	2003	2002	2004	2003	2002

Discount rate	6.2%	7.2%	7.4%	6.5%	7.1%	7.4%
Expected long-term rate of return on plan assets	9.0%	9.0%	10.1%	9.0%	9.0%	11.0%
Expected rate of increase in future compensation levels	3.5%	3.5%	3.5%	N/A	N/A	N/A

The company determines its expected return on plan asset assumption by evaluating both historical returns as well as estimates of future returns. Specifically, the company analyzed the average historical broad market returns for various periods of time over the past 100 years for equities and over a 30 year period for fixed income securities, and adjusted the computed amount for any expected changes in the long-term outlook for both the equity and fixed income markets. The company considers its current asset mix as well as its targeted asset mix when establishing its expected return on plan assets.

The following table sets forth the weighted average percentage of plan assets by category at October 31:

	Pension benefits			Other benefits
Asset Category	Target range	2004	2003	Target range	2004	2003

Equity securities
Navistar common stock		7%	8%		9%	10%
Other equity securities		49%	48%		67%	67%
Hedge funds		7%	7%		9%	8%

Total equity securities	55-65%	63%	63%	75-85%	85%	85%

Debt securities		37%	35%		14%	13%
Other, including cash		—	2%		1%	2%

Total debt securities and other	35-45%	37%	37%	15-25%	15%	15%

The company's investment strategy is consistent with its policy to maximize returns while considering overall investment risk and the funded status of the plans relative to their benefit obligations. The company's investment strategy takes into account the long-term nature of the benefit obligations, the liquidity needs of the plans, and the expected risk/return tradeoffs of the asset classes in which the plans may choose to invest. Asset allocations are established through an investment policy, which is updated periodically and reviewed by a fiduciary committee and the board of directors.

The company believes that returns on common stock over the long term will be higher than returns from fixed-income securities as the historical broad market indices have shown. Equity and fixed-income investments are made across a broad range of industries and companies to provide protection against the impact of volatility in any single industry or company. Under our policy, hedge funds are limited to no more than 15% of total assets. The long-term performance of our funds generally has outperformed our long-term return assumptions.

For 2005, the weighted average rate of increase in the per capita cost of covered health care benefits is projected to be 9.7%. The rate is projected to decrease to 5.0% by the year 2009 and remain at that level each year thereafter. The effect of changing the health care cost trend rate by one-percentage point for each future year is as follows, in millions:

	One-Percentage Point Increase	One-Percentage Point Decrease

Effect on total of service and interest cost components	$19	$(16)
Effect on postretirement benefit obligation	249	(211)

On December 8, 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) into law. The Act introduces a voluntary prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D. This subsidy covers a defined portion of an individual beneficiary's annual covered prescription drug costs, and is exempt from federal taxation.

In May 2004, the FASB issued FSP 106-2 which provides guidance on the accounting for the effects of the Act. The company adopted the provisions of FSP 106-2 in the third quarter of 2004, retroactive to December 8, 2003. The retroactive application of the Medicare subsidy reduced the company's 2004 postretirement benefit expense by $32 million. The company's accumulated postretirement benefit obligation (APBO) was reduced by $332 million at October 31, 2004, and $271 million at December 8, 2003 for the subsidy related to benefits attributed to past service. The company used a 6.5% discount rate to value the related APBO at December 8, 2003, which was 0.1 percentage point lower than the discount rate used at October 31, 2003, and caused a $23 million increase in the APBO as of that date.

The following estimated benefit payments are payable from the plans to participants:

	Estimated Benefit Payments
Millions of dollars	Pension Benefits	Postretirement Benefits

2005	$349	$205
2006	345	212
2007	338	197
2008	331	199
2009	323	199
2010 through 2014	1,472	954

The 2002 Plan of Restructuring, as described in Note 11, resulted in a curtailment loss of $157 million related to the company's postretirement obligations. This loss was the result of an early retirement program for represented employees at the company's Springfield and Indianapolis plants and the planned closure of the Chatham facility. The decision to keep open the Chatham facility, the offer of an early retirement and voluntary severance program to certain employees at the Chatham facility, and the completion of the sign-up period for the early retirement window program offered to certain eligible, long serviced UAW employees, resulted in a net reduction to the previously recorded curtailment loss totaling $2 million in 2004 and $5 million in 2003. These adjustments are recorded as part of "Restructuring and other non-recurring charges" on the Statement of Income and are classified on the Statement of Financial Condition as Postretirement benefits liability.

3. Income taxes

The domestic and foreign components of income (loss) from continuing operations before income taxes consist of the following:

Millions of dollars	2004	2003	2002

Domestic	$244	$(100)	$(639)
Foreign	67	51	(133)

Total income (loss) before income taxes	$311	$(49)	$(772)

The components of income tax expense (benefit) from continuing operations consist of the following:

Millions of dollars	2004	2003	2002

Current:
Federal	$6	$1	$—
State and local	2	—	(2)
Foreign	6	9	(2)

Total current expense (benefit)	14	10	(4)

Deferred:
Federal	63	(42)	(225)
State and local	5	(4)	(19)
Foreign	(18)	4	(46)

Total deferred expense (benefit)	50	(42)	(290)

Total income tax expense (benefit)	$64	$(32)	$(294)

The deferred tax expense (benefit) represents additional net operating losses, credits and future deductions that the company expects to utilize against future operating income. Consolidated net tax payments made during 2004, 2003 and 2002 were $21 million, $2 million and $1 million, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate from continuing operations is as follows:

	2004	2003	2002

Statutory federal income tax rate	35%	(35)%	(35)%
State income taxes, net of federal income taxes	3	(8)	(3)
Research and development credits	(2)	(10)	(1)
Reversal of valuation reserve	(11)	—	—
Medicare reimbursement	(4)	—	—
International	1	(14)	2
Other	(1)	1	(1)

Effective income tax rate (benefit)	21%	(66)%	(38)%

Research and development tax credits of $5 million, $5 million and $8 million were recorded for 2004, 2003 and 2002, respectively. The deferred tax asset valuation allowance was reduced in 2004 by $34 million principally as a result of restructuring certain foreign operations. International tax benefits in 2003 relate principally to the favorable resolution of tax audits and strategic foreign tax planning, offset by additional tax related to foreign exchange rates.

Undistributed earnings of foreign subsidiaries were $103 million, $88 million and $128 million at October 31, 2004, 2003, and 2002 respectively. Taxes have not been provided on these earnings because it is management's present intention to reinvest unremitted earnings in our foreign operations, and negligible withholding taxes are applicable upon repatriation of these earnings. Management is currently evaluating recent tax law changes under the American Jobs Creation Act of 2004, which create a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations as well as uncertainty as to how to interpret numerous provisions in the Act. As of this time, we have not concluded our analysis to determine whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. Based on our analysis to date it is possible that we may repatriate funds of $0 to $50 million, with the respective tax liability ranging from $0 to $3 million. We expect to be able to finalize our assessment by the quarter ended July 31, 2005.

The components of the deferred tax asset (liability) at October 31 are as follows:

Millions of dollars	2004	2003

Deferred tax assets:
NOL carryforwards	$581	$717
Alternative minimum tax and research and development credits	64	56
Postretirement benefits	530	505
Product liability and warranty	124	86
Restructuring and other non-recurring charges	52	76
Other liabilities	171	152

Gross deferred tax assets	1,522	1,592
Less valuation allowance	(76)	(110)

Net deferred tax asset	$1,446	$1,482

Deferred tax liabilities:
Depreciation and other	$(33)	$(33)

The company performs extensive analysis to determine the amount of the net deferred tax asset. Such analysis is based on the premise that the company is, and will continue to be, a going concern and that it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Management reviews all available evidence, both positive and negative, to assess the long-term earnings potential of the company. The financial results are evaluated using a number of alternatives in economic cycles at various industry volume conditions. One significant factor considered is the company's role as a leading producer of heavy and medium trucks and school buses and mid-range diesel engines. Realization of the cumulative deferred tax asset, net of liabilities, is dependent on the generation of approximately $3,700 million of future taxable income. Management believes that, with the combination of available tax planning strategies and the maintenance of significant truck and engine market share, sufficient earnings are achievable in order to realize the deferred tax asset, net of liabilities, of $1,413 million.

Prepaid pension previously classified in deferred tax liabilities has been included in postretirement benefits deferred tax assets. Amounts recognized on the Statement of Financial Condition consist of:

Millions of dollars	2004	2003

Deferred tax assets, current	$207	$183
Deferred tax assets, long term	1,239	1,299

Net deferred tax assets	$1,446	$1,482

Other long-term deferred tax liabilities	$(33)	$(33)

At October 31, 2004, the company had $1,466 million of domestic and $72 million of foreign NOL carryforwards and $44 million of research and development credits and $20 million of domestic and foreign alternative minimum tax available to offset future taxable income. Domestic and foreign NOL carryforwards will expire as follows, in millions of dollars:

NOLs

2008	$337
2009	14
2011	179
2013	6
2021	129
2022	399
2023	408
Indefinite	66

Total	$1,538

Additionally, the reversal of net temporary differences of $2,203 million as of October 31, 2004, will create net tax deductions, which, if not utilized previously, will expire subsequent to 2024.

4. Marketable securities

The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments.

Information related to the company's marketable securities at October 31 is as follows:

	2004		2003
Millions of dollars	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Corporate securities	$76	$76	$520	$520
U.S. government securities	179	179	75	75

Total marketable securities	$255	$255	$595	$595

Contractual maturities of marketable securities at October 31 are as follows:

	2004		2003
Millions of dollars	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due in one year or less	$245	$245	$584	$584
Due after one year through five years	10	10	11	11

Total marketable securities	$255	$255	$595	$595

Gross gains and losses realized on sales or maturities of marketable securities were not material for each of the three years ended October 31, 2004. The marketable securities balance at October 31, 2004 and 2003, includes $63 million and $506 million, respectively, of restricted marketable securities used as collateral in NFC's revolving retail warehouse facility. The entire portfolios are invested in short-term instruments, but due to liquidity restrictions, these short-term marketable securities are classified as long-term.

5. Receivables

Receivables at October 31 are summarized by major classification as follows:

Millions of dollars	2004	2003

Accounts receivable	$753	$618
Retail notes	888	587
Lease financing	181	191
Wholesale notes	263	128
Amounts due from sales of receivables	384	349
Allowance for losses	(32)	(50)

Total receivables, net	2,437	1,823
Less current portion	(1,215)	(932)

Finance and other receivables, net	$1,222	$891

The financial services segment purchases the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from the company's manufacturing operations.

The current portion of finance and other receivables is computed based on contractual maturities. The actual cash collections may vary from the contractual cash flows because of sales, prepayments, extensions and renewals. The contractual maturities, therefore, should not be regarded as a forecast of future collections. Contractual maturities of accounts receivable, retail notes, lease financing and wholesale notes, including unearned finance income, at October 31, 2004, were: 2005—$1,245 million, 2006—$412 million, 2007—$200 million, 2008—$157 million, 2009—$122 million and 2010 and thereafter—$40 million. Unearned finance income totaled $91 million at October 31, 2004 and $67 million at October 31, 2003.

6. Sales of receivables

NFC's primary business is to provide wholesale, retail and lease financing for new and used trucks sold by International and International's dealers and, as a result, NFC's finance receivables and leases have significant concentration in the trucking industry. On a geographic basis there is not a disproportionate concentration of credit risk in any area of the United

States. NFC retains as collateral an ownership interest in the equipment associated with leases and a security interest in equipment associated with wholesale notes and retail notes.

NFC securitizes and sells receivables through Navistar Financial Retail Receivable Corp. (NFRRC), Navistar Financial Securities Corp. (NFSC), Truck Retail Accounts Corp. (TRAC) and Truck Engine Receivables Financing Co. (TERFCO), all special purpose, wholly owned subsidiaries (SPC's) of NFC. The sales of receivables in each securitization constitute sales under accounting principles generally accepted in the United States of America, with the result that the sold receivables are removed from the company's consolidated balance sheet and the investor's interests in the related trust or conduit are not reflected as liabilities.

In fiscal 2004, NFC sold $1,120 million of retail notes and finance leases receivables, net of unearned finance income, through NFRRC in three separate sales. NFC sold $195 million of finance receivables during the quarter ended January 2004, $600 million during the quarter ended April 2004, and $325 million during the quarter ended July 2004 to trusts and conduits which, in turn, issued asset-backed securities that were sold to investors. Pre-tax gains of $26 million were recognized on the sales. In fiscal 2003, NFC sold $1,750 million of finance receivables to trusts which, in turn, issued asset-backed securities. Aggregate gains of $46 million were recognized on the sales. In fiscal 2002, NFC sold $1,000 million of finance receivables to trusts which, in turn, issued asset-backed securities. Aggregate gains of $16 million were recognized on the sales.

As of October 31, 2004, NFSC has in place a revolving wholesale note trust that provides for the funding of up to $1,186 million of eligible wholesale notes. The trust is comprised of a $200 million tranche of investor certificates maturing in 2008, three $212 million tranches of investor certificates maturing in 2005, 2006, and 2007, variable funding certificates with a maximum capacity of $200 million maturing in February 2005 and a seller certificate of $150 million. As of October 31, 2004, NFC had utilized $1,132 million of the revolving wholesale note trust.

During the second quarter of 2004, TRAC obtained financing for its retail accounts with a bank conduit that provides for the funding of up to $100 million of eligible retail accounts. The revolving retail account facility expires in April 2005. The sales of retail accounts under TRAC constitute sales under generally accepted accounting principles in the United States of America, with the result that the sold accounts are removed from NFC's balance sheet and the investor's interests are not reflected as liabilities. TRAC is a separate corporate entity, and its assets will be available first and foremost to satisfy the claims of the creditors of TRAC. As of October 31, 2004, this facility was fully utilized.

As of October 31, 2004, TERFCO has in place a revolving trust that provides for the funding of up to $100 million of eligible Ford Motor Company accounts receivables. This facility, which will expire in 2005, was fully utilized as of October 31, 2004.

The SPC's have limited recourse on the sold receivables. The SPC's assets are available to satisfy the creditors' claims prior to such assets becoming available for the SPC's own uses or to NFC or affiliated companies. The terms of receivable sales generally require NFC to provide credit enhancements in the form of overcollateralizations and/or cash reserves with the trusts and conduits. The use of such cash reserves by NFC is restricted under the terms of the securitized sales agreements. The maximum exposure under all receivable sale recourse provisions as of October 31, 2004 was $383 million.

NFC's management estimates the prepayment speed for the receivables sold, expected net credit losses and the discount rate used to determine the present value of the interest-only receivables in order to calculate the gain or loss. Estimates of prepayment speeds, expected credit losses, and discount rates are based on historical experience and other factors and are made separately for each securitization transaction. In addition, NFC estimates the fair value of the retained interests on a quarterly basis utilizing updated estimates of these factors.

Key economic assumptions used in measuring the retained interests at the date of the sale for sales of retail notes and finance leases completed during fiscal 2004 were a prepayment speed of 1.2 to 1.4, weighted average life of 43 months, expected credit losses of 0.55%, an interest-only receivable discount rate of 15.2% to 15.3% and a reserve account discount rate of 3.2% to 4.1%. For those sales completed during fiscal 2003 the assumptions used were a prepayment speed of 1.2 to 1.4, weighted average life of 43 months, expected credit losses of 0.76%, an interest-only receivable discount rate of 15.5% to 18.1% and a reserve account discount rate of 3.1% to 4.4%. For those sales completed during fiscal 2002 the assumptions used were a prepayment speed of 1.2 to 1.4, weighted average life of 41 months, expected credit losses of 0.68%, an interest-only receivable discount rate of 16.9% to 18.2% and a reserve account discount rate of 5.1% to 5.6%.

The impact of a hypothetical 10% adverse change in these assumptions would have no material effect on the fair value of the retained interests as of October 31, 2004. These sensitivities are hypothetical and should be used with caution. The effect of a variation of a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another.

Serviced, sold and owned receivables balances are summarized below:

	2004				2003
Millions of dollars	Retail & Finance	Wholesale	Accounts	Total	Retail & Finance	Wholesale	Accounts	Total

Service portfolio	$2,758	$1,305	$488	$4,551	$2,506	$861	$401	$3,768
Less sold receivables	1,943	1,132	200	3,275	1,986	815	100	2,901

Owned portfolio	$815	$173	$288	$1,276	$520	$46	$301	$867

Certain cash flows received from (paid to) securitization trusts/conduits were as follows for fiscal years:

Millions of dollars	2004	2003	2002

Proceeds from sales of finance receivables	$1,119	$1,701	$999
Proceeds from sales of finance receivables into revolving facilities	6,372	4,938	4,883
Servicing fees received	30	28	27
Repurchase of receivables in breach of terms	(28)	(69)	(129)
Cash used in exercise of purchase option	(87)	(140)	(85)
Servicing advances, net of reimbursements	5	7	28
Cash received upon release from reserve accounts	91	83	125
All other cash received from trusts	90	104	94

7. Inventories

Inventories at October 31 are as follows:

Millions of dollars	2004	2003

Finished products	$505	$377
Work in process	47	47
Raw materials and supplies	238	168

Total inventories	$790	$592

8. Property and equipment

At October 31, property and equipment includes the following:

Millions of dollars	2004	2003

Land	$15	$17
Buildings, machinery and equipment at cost:
Plants	1,944	1,789
Distribution	89	97
Construction in progress	135	143
Net investment in equipment subject to operating leases	174	206
Other	438	440

Total property	2,795	2,692
Less accumulated depreciation and amortization	(1,351)	(1,253)

Total property and equipment, net	$1,444	$1,439

Total property includes property under capitalized lease obligations of $16 million at both October 31, 2004 and 2003. Future minimum rentals on net investments in operating leases are: 2005—$47 million, 2006—$33 million, 2007—$20 million, 2008—$14 million, 2009—$8 million and 2010 and thereafter—$10 million. Capitalized interest for 2004, 2003 and 2002 was $6 million, $7 million and $14 million, respectively.

In 2003, the company made a non-cash investment in the Blue Diamond Truck joint venture of $133 million. This investment included the transfer of fixed assets totaling $148 million and net deferred tax liabilities of $15 million.

9. Debt

Millions of dollars	2004	2003

Manufacturing operations
Notes payable and other current maturities of long-term debt	$10	$33
Majority owned dealership debt	61	40

Total short-term debt	71	73

7.5% Senior Notes, due 2011, net of unamortized discount of $2	248	—
8% Senior Subordinated Notes, due 2008	—	250
2.5% Senior Convertible Notes, due 2007	190	190
9 3/8% Senior Notes, due 2006	400	400
4.75% Subordinated Exchangeable Notes, due 2009	220	—
Bank term loans	—	8
9.95% Senior Notes, due 2011	13	15
Majority owned dealership debt	187	130

Total long-term debt	1,258	993

Manufacturing operations debt	1,329	1,066

Financial services operations
Current maturities of long-term debt	571	88
Bank revolvers, variable rates	181	93

Total short-term debt	752	181

Bank revolvers, variable rates, due 2005	705	689
Revolving retail warehouse facility, variable rates, due 2005	—	500
4.75% Subordinated Exchangeable Notes, due 2009	—	220
Secured borrowings, 3.7% to 6.7%, due serially through 2010	82	124

Total long-term debt	787	1,533

Financial services operations debt	1,539	1,714

Total debt	$2,868	$2,780

In June 2004, the company assumed the $220 million 4.75% Subordinated Exchangeable Notes due in 2009 from NFC and received approximately $170 million in cash from NFC as compensation for assumption of the debt. The company previously received $50 million from NFC as compensation for providing the shares in case the bonds convert.

In June 2004, the company issued $250 million in Senior Notes due in 2011 and used the proceeds to finance its offer to purchase and redeem its outstanding 8% Senior Subordinated Notes due in 2008. The company obtained certain amendments from existing bondholders of its $400 million 9 3/8% Senior Notes due in 2006 that permitted the refinancing and the amendment of other covenant limitations. The new Senior Notes were priced at a discount with a coupon rate of 7.50% to yield 7.625%.

The company's majority owned dealerships have debt to finance their inventory. This debt is typically settled within 6 months of issuance and has been properly classified as short-term.

The company arranged financing for $342 million of funds denominated in U.S. dollars and Mexican pesos to be used for investment in the company's Mexican financial services operations. As of October 31, 2004, borrowings outstanding under these arrangements were $215 million, of which 26% is denominated in dollars and 74% in pesos. The interest rates on the dollar-denominated debt are at a negotiated fixed rate or at a variable rate based on LIBOR. On peso-denominated debt, the interest rate is based on the Interbank Interest Equilibrium Rate. The effective interest rate for the combined dollar and peso denominated debt was 6.6% for 2004 and 8.1% for 2003.

The company has certain debt agreements that limit its ability to incur additional indebtedness, pay dividends, buy back stock and take other actions. The company and International are also obligated under certain agreements with public and private lenders of NFC to maintain that subsidiary's income before interest expense and income taxes at not less than 125% of its total expense. In addition, NFC has an $820 million contractually committed bank revolving credit facility, maturing in November 2005, which requires NFC to maintain certain financial ratios. The company's three Mexican finance subsidiaries also have debt covenants, which require the maintenance of certain financial ratios.

The aggregate contractual annual maturities for debt for the years ended October 31 are as follows:

Millions of dollars	Manufacturing operations	Financial services operations	Total

2005	$71	$752	$823
2006	456	736	1,192
2007	50	34	84
2008	243	13	256
2009	245	4	249
2010 and thereafter	266	—	266

Total	$1,331	$1,539	$2,870

The weighted average interest rate on total debt, including short-term, and the effect of discounts and related amortization is as follows for the years ended:

October 31, 2004	6.1%	3.8%	4.8%
October 31, 2003	6.9%	4.6%	5.5%

Consolidated interest payments were $129 million, $150 million and $166 million in fiscal 2004, 2003 and 2002, respectively.

NFC enters into secured borrowing agreements involving vehicles subject to finance and operating leases with retail customers. The outstanding balances are classified under financial services operations debt as secured borrowings.

As part of outstanding long-term debt agreements with various lenders, the company is obligated to timely file, and/or deliver to the lender, a copy of its annual filings with the Securities and Exchange Commission (SEC). The delay in filing the company's Form 10-K, did not result in the automatic acceleration of maturity of any series of the company's debt. In addition, the trustees or the holders of the long-term debt of the company, excluding NFC, did not declare the company in default due to its non-compliance with the filing requirement. If a notice of default would have been brought against the company and the company was not able to cure the event of default within a specified time period, the principal amount and all accrued interest would have been due and payable. In addition, any acceleration in the maturity of the company's long-term debt could have led to the acceleration of the maturity of the indebtedness of the company's other indentures, an automatic default and termination of used commitments under NFC's revolving credit facility and default under certain other indebtedness of the company and NFC. NFC has similar annual filing obligations under its credit agreements with various lenders. NFC, after obtaining the necessary waivers from certain lenders, was not held in default under any of its obligations and did not incur other adverse actions with respect to its credit facilities as a result of its delay in filing. The company believes that the NFC defaults will be cured prior to the expiration of the related waivers through the delivery of NFC's Annual Reports on Form 10-K and the related information.

10. Other liabilities

Major classifications of other liabilities at October 31 are as follows:

Millions of dollars	2004	2003

Product liability and warranty	$358	$253
Employee incentive programs	63	6
Payroll, commissions and employee-related benefits	71	71
Postretirement benefits liability	183	294
Dealer reserves	25	22
Taxes	51	76
Sales and marketing	46	56
Long-term disability and workers' compensation	48	52
Environmental	10	8
Interest	29	30
Restructuring and other non-recurring charges	97	157
Other	368	286

Total other liabilities	1,349	1,311
Less current portion	(965)	(905)

Other long-term liabilities	$384	$406

11. Restructuring and other non-recurring charges

Restructuring charges

In 2000 and 2002, the company's board of directors approved separate plans to restructure its manufacturing and corporate operations. The company incurred charges for severance and other benefits, curtailment losses, lease terminations, asset and inventory write-downs and other exit costs relating to these plans. The following are the major restructuring, integration and cost reduction initiatives originally included in the 2000 and 2002 Plans of Restructuring (Plans of Restructuring):

  •
  Replacement of steel cab trucks with a new line of High Performance Vehicles (HPV) and a concurrent realignment of the company's truck manufacturing facilities

  •
  Launch of the next generation technology diesel engines (NGD)

  •
  Consolidation of corporate operations

  •
  Realignment of the bus and truck dealership network and termination of various dealerships' contracts

  •
  Closure of certain facilities and operations and exit of certain activities including the Chatham, Ontario heavy truck assembly facility, the Springfield, Ohio body plant and a manufacturing production line within one of the company's plants

  •
  Offer of early retirement and voluntary severance programs to certain union represented employees

The Plans of Restructuring originally called for a reduction in workforce of approximately 5,400 employees, primarily in North America, resulting in charges totaling $169 million. The decision, in 2003, to keep open the Chatham facility along with changes in staffing requirements at other manufacturing facilities lowered the total number of employee reductions to 4,200. The change in expected employee reductions along with an evaluation of the severance reserves related to the HPV and NGD product programs resulted in a net reversal to the previously recorded severance and other benefits reserves totaling $46 million in 2003. In 2004, the company recorded a net favorable adjustment of $4 million to previously recorded charges. This adjustment was necessary to relieve excess reserves caused by employees returning to work due to increases in vehicle production and the timing of employee acceptance of the UAW window program and to record additional charges for those employees who accepted the early retirement and voluntary severance program at the Chatham facility since October 31, 2003.

A curtailment loss of $157 million was recorded in 2002 relating to the company's postretirement plans. This loss was the result of an early retirement program for represented employees at the company's Springfield and Indianapolis plants and the planned closure of the Chatham facility. In 2003, the decision to keep open the Chatham facility, the offer of an early retirement and voluntary severance program to certain employees at the Chatham facility, and the completion of the sign-up period for the early retirement window program offered to certain eligible, long-serviced UAW employees, resulted in a net reduction to the previously recorded curtailment loss totaling $5 million. A $2 million adjustment in 2004 finalized the postretirement curtailment charge taken in 2003. The curtailment liability has been classified as a Postretirement benefits liability on the Statement of Financial Condition.

Lease termination charges include estimated lease costs, net of probable sublease income, under long-term non-cancelable lease agreements. These charges primarily relate to the lease at the company's previous corporate office in Chicago, Illinois, which expires in 2010. The company recorded a favorable adjustment of $7 million in 2004 due to a change in estimate on sublease income.

Dealer termination costs include the termination of certain dealer contracts in connection with the realignment of the company's bus distribution network. Other exit costs include contractually obligated exit and closure costs associated with facility closures and an accrual for the loss on sale of Harco National Insurance Company (Harco). An adjustment of $2 million was recorded in 2004 for additional costs associated with the realignment of our dealer network.

Other non-recurring charges

In October 2002, Ford Motor Company (Ford) advised the company that its current business case for a V-6 diesel engine in the specified vehicles was not viable and discontinued its program for the use of these engines. Accordingly, the company recorded charges of $170 million for the write-off of deferred pre-production costs, the write-down of fixed assets that were abandoned, lease obligations under non-cancelable operating leases and accruals for amounts contractually owed to suppliers. In 2003, the company recorded an adjustment of $11 million for additional amounts contractually owed to suppliers related to the V-6 diesel engine program. In April 2003, the company reached a comprehensive agreement with Ford concerning the termination of its V-6 diesel engine program. The terms of the agreement included compensation to neutralize certain current and future V-6 diesel engine program related costs not accrued for as part of the 2002 non-recurring charge, resolution of ongoing pricing related to the company's V-8 diesel engine program and a release by the parties of all of their obligations under the V-6 diesel engine contract. The company, under current agreements, will continue as Ford's exclusive supplier of V-8 diesel engines through 2012. The agreement with Ford does not have a material net impact on the Statement of Financial Condition or the Statement of Income for the periods covered in this report. In 2004, the company recorded an adjustment of $6 million for additional amounts contractually owed to suppliers related to the V-6 diesel engine program.

Summary

Through October 31, 2004, the company recorded cumulative charges of $818 million relating to the Plans of Restructuring and other non-recurring charges. The remaining liability of $97 million is expected to be funded from existing cash balances and internally generated cash flows from operations. The total cash outlay for 2005 is expected to be $18 million with the remaining obligation of $79 million, primarily related to non-recurring charges and long-term non-cancelable lease agreements, to be settled in 2006 and beyond.

Components of the company's Plans of Restructuring and other non-recurring charges are shown in the following table.

Millions of dollars	Balance October 31 2002	Adjustments	Amount incurred	Balance October 31 2003	Adjustments	Amount incurred	Balance October 31 2004

Severance and other benefits	$112	$(46)	$(45)	$21	$(4)	$(17)	$—
Curtailment loss	—	(5)	5	—	2	(2)	—
Lease terminations	30	6	(3)	33	(7)	(5)	21
Inventory write-downs	—	9	(9)	—	—	—	—
Other asset write-downs	—	1	(1)	—	—	—	—
Dealer terminations and other charges	50	(8)	(13)	29	2	(19)	12
Other non-recurring charges	104	11	(41)	74	6	(16)	64

Total	$296	$(32)	$(107)	$157	$(1)	$(59)	$97

The adjustments made in 2003 were primarily to record the reversal of severance and other benefit reserves related to the decision to keep the Chatham, Ontario plant open. Amounts incurred are, primarily, cash payments. The change in the restructuring liability between 2002 and 2003 includes foreign exchange gains of $4 million. The fiscal 2004 adjustments are included in "Restructuring and other non-recurring charges" on the Statement of Income. The company is in the process of completing certain aspects of the Plans of Restructuring and will continue to evaluate the remaining restructuring reserves as the plans are executed. As a result, there may be additional adjustments to the reserves noted above. Since the company-wide restructuring plans are an aggregation of many individual components requiring judgments and estimates, actual costs have differed from estimated amounts.

12. Discontinued operations

In October 2002, the company announced its decision to discontinue the domestic truck business in Brazil (Brazil Truck) effective October 31, 2002. In connection with this discontinuance, the company recorded a loss on disposal of $46 million. The loss relates to the write-down of assets to fair value, contractual settlement costs for the termination of the dealer contracts, severance and other benefits costs, and the write-off of Brazil Truck's cumulative translation adjustment due to the company's substantial liquidation of its investment in Brazil Truck.

The disposal of Brazil Truck has been accounted for as discontinued operations in accordance with SFAS 144. Accordingly, the operating results of Brazil Truck have been classified as "Discontinued operations" and prior periods have been restated.

Net sales and loss from the discontinued operation for Brazil Truck for the years ended October 31, are as follows, in millions:

	2004	2003	2002

Net Sales	$—	$—	$20

Loss from discontinued operations	—	—	(12)
Loss on disposal	—	(4)	(46)
Income tax expense	—	—	(2)

Net loss from discontinued operations	$—	$(4)	$(60)

Assets and liabilities of Brazil Truck as of October 31, are as follows, in millions:

	2004	2003

Current assets	$1	$3
Current liabilities	—	2
Long-term liabilities	13	14

13. Financial instruments

Fair value of financial instruments

The carrying amounts of financial instruments, as reported on the Statement of Financial Condition and described in various Notes to the Financial Statements, and their fair values at October 31 are as follows:

	2004		2003
Millions of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Total receivables, net	$2,437	$2,407	$1,823	$1,842
Long-term investments and other assets	542	544	465	474
Total debt	2,868	2,939	2,780	2,897

Cash and cash equivalents approximate fair value. The cost and fair value of marketable securities are disclosed in Note 4.

The fair values of receivables are estimated by discounting expected cash flows at estimated current market rates. Customer receivables, wholesale notes and retail and wholesale accounts approximate fair value as a result of the short-term nature of the receivables.

The fair value of long-term investments and other assets is estimated based on quoted market prices or by discounting future cash flows.

The short-term debt and variable-rate borrowings under NFC's bank revolving credit agreement, which are repriced frequently, approximate fair value. The fair value of long-term debt is estimated based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar financial instruments or discounting future cash flows.

Derivatives held or issued for purposes other than trading

The company uses derivative financial instruments as part of its overall interest rate and foreign currency risk management strategy to reduce its exposure to interest rate volatility, to potentially increase the return on invested funds and to reduce exposure to exchange rate risk related to purchases denominated in currencies other than the functional currency. In addition, the company has entered into derivative contracts which allow the company to minimize share dilution associated with convertible debt.

The financial services operations manage exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt. This is accomplished by selling fixed rate receivables on a fixed rate basis and by utilizing derivative financial instruments. These derivative financial instruments may include interest rate swaps, interest rate caps, forward contracts and cross currency swaps. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk as the instruments may become less valuable due to changes in market conditions or interest rates. NFC manages exposure to counterparty credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. NFC does not require collateral or other security to support derivative financial instruments with credit risk. NFC's credit exposure is limited to the positive fair value of contracts at the reporting date. Notional amounts of derivative financial instruments do not represent exposure to credit loss.

At October 31, 2004, the notional amounts and fair values of the company's derivatives are presented in the following table, in millions. The fair values of all derivatives are recorded in other assets or other liabilities on the Statement of Financial Condition.

Inception Date	Maturity date	Derivative type	Notional amount	Fair value

June 2004	June 2011	Interest rate swaps	$250	$9
August 2004 - July 2006	July 2006	Forward starting swaps	400	(1)
October 2000 - July 2004	April 2006 - September 2008	Interest rate swaps*	40	—
October 2000 - June 2004	November 2003 - November 2012	Interest rate caps	1,020	—
July 2004	August 2004	Cross currency swaps*	10	—

* Accounted for as non-hedging instruments

In June 2004, the company entered into fixed-for-floating interest rate swap agreements with several counter-parties for its 7.5% $250 million fixed-rate public notes. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk as the instruments may become more or less valuable due to changes in market conditions or interest rates. The company manages exposure to counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. These transactions are accounted for as cash flow hedges and consequently, to the extent that the hedge is effective, gains and losses on these derivatives are recorded in other comprehensive income.

In October 2000, NFC entered into a $500 million retail revolving facility as a method to fund retail notes and finance leases prior to the sale of receivables. Under the terms of this facility, NFC sells fixed rate retail notes or finance leases to the conduit and pays investors a floating rate of interest. As required by the rating agencies, NFC purchased an interest rate cap to protect investors against rising interest rates. To offset the economic cost of this cap, NFC sold an identical interest rate cap. These transactions are accounted for as hedging derivative instruments.

In July 2001, NFC entered into an interest rate swap agreement to fix a portion of its floating rate revolving debt. This transaction is accounted for as a cash flow hedge and, consequently, to the extent that the hedge is effective, gains and losses on this derivative are recorded in other comprehensive income. There has been no ineffectiveness related to this derivative since inception.

In November 2002, NFC entered into an interest rate swap agreement in connection with a sale of retail notes and finance lease receivables. The purpose of the swap was to convert the floating rate portion of the asset-backed securities issued into fixed rate interest to match the interest basis of the receivables pool sold to the owner trust, and to protect NFC from interest rate volatility. The notional amount of this swap is calculated as the difference between the actual pool balances and the projected pool balances. The outcome of the swap results in NFC paying a fixed rate of interest on the projected balance of the pool. To the extent that actual pool balances differ from the projected balances, NFC has retained interest rate exposure on this difference. This transaction is accounted for as a non-hedging derivative instrument.

In October 2003, NFC entered into an interest rate swap agreement in connection with a sale of retail notes and finance leases receivables. The purpose and structure of this swap agreement is similar to the swap agreement entered into in November 2002. This transaction is accounted for as a non-hedging derivative instrument.

In August through October 2004, NFC, in connection with anticipated sale of retail notes receivables, entered into forward starting swap agreements with a total notional value of $400 million. The purpose of these derivative instruments is to swap floating rate debt to a fixed rate to protect against sharp moves in interest rates between the date of the swap and the anticipated receivable sale date. These derivatives are accounted for as a non-hedging derivative instrument with changes in fair value recognized in income. These derivatives were closed on November 3, 2004.

On July 30, 2004, NFC entered into an agreement for the fast pay / slow pay differential with respect to an interest rate swap agreement. Under the terms of the agreement, NFC will make or receive payments based on the variance between the actual net principal balance and the amortizing notional schedule and on changes in interest rates. The purpose of the fast pay / slow pay agreement is to ensure adequate cash flows to the conduit. This transaction is accounted for as a non-hedging derivative instrument.

In fiscal 2004, NFC's forward starting swap losses were $4 million, compared with $9 million in 2003 and 2002.

As of October 31, 2004, the company's Mexican finance subsidiaries had outstanding interest rate swaps with aggregate notional amounts of $25 million, interest rate caps with aggregate notional amounts of $20 million, and cross currency swaps with notional amounts of $10 million. These transactions are accounted for as cash flow hedges.

In addition to those instruments previously described, the company entered into two call option derivative contracts in connection with the issuance of the $190 million senior convertible notes in December 2002. The purchased call option and written call option will allow the company to minimize share dilution associated with the convertible debt. In accordance with EITF 00-19, "Accounting for Derivative Financial Instruments indexed to, and Potentially Settled in, a Company's Own Stock," the company has recorded these instruments in permanent equity, and will not recognize subsequent changes in fair value as long as the instruments remain classified as equity. In 2004, the company amended its written call option derivative contracts to raise the effective conversion price from $53.40/share to $75.00/share. This action minimizes the share dilution associated with convertible debt from the conversion price of each note up to $75.00 per share. The maturity and terms of the hedge match the maturity and certain terms of the notes. The net premiums paid for the call options were $52 million.

14. Commitments, contingencies, restricted assets, concentrations and leases

Commitments, contingencies and restricted assets

At October 31, 2004, commitments for capital expenditures in progress were approximately $60 million and contingent liabilities, primarily related to contract cancellation fees, were approximately $8 million. At October 31, 2004, $77 million of a Mexican subsidiary's receivables were pledged as collateral for bank borrowings. At October 31, 2004, the maximum amount of dividends that were available for distribution to the company from its subsidiaries under the most restrictive covenants was $853 million.

Guarantees

The company and its subsidiaries occasionally provide guarantees that could obligate them to make future payments if the primary entity fails to perform under its contractual obligations. The company has not recorded a liability for these guarantees. The company has no recourse as guarantor in case of default.

International provides a full and unconditional guarantee on the $400 million 9 3/8% Senior Notes due 2006, the $250 million 7.5% Senior Notes due 2011 and the $190 million 2.5% Senior Convertible Notes due 2007. NIC also provides a guarantee on the $19 million 9.95% Senior Notes due 2011. As of October 31, 2004, the outstanding balance on the 9.95% Senior Notes was $13 million.

NIC and International are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for any of the three years in the period ended October 31, 2004.

NIC guarantees lines of credit made available to its Mexican finance subsidiaries by third parties and NFC. NFC guarantees the borrowings of the Mexican finance subsidiaries. The following table summarizes the borrowings as of October 31, 2004, in millions of dollars.

Entity	Amount of guaranty	Outstanding balance	Maturity dates extend to

NIC	$393	$80	2009
NFC	$118	$109	2007
NIC and NFC	$100	$25	2005

The company also guarantees many of the operating leases of its subsidiaries. The leases have various expiration dates that extend through June 2014. The remaining maximum obligations under these leases as of October 31, 2004, totaled approximately $606 million.

The company and International also guarantee real estate operating leases of International and the subsidiaries of the company. The leases have various maturity dates extending out through 2019. As of October 31, 2004, the total remaining obligation under these leases is approximately $45 million.

The company and NFC have issued residual value guarantees in connection with various operating leases. The amount of the guarantees is undeterminable because in some instances, neither the company nor NFC is responsible for the entire amount of the guaranteed lease residual. The company's and NFC's guarantees are contingent upon the fair value of the leased assets at the end of the lease term. The excess of the guaranteed lease residual value over the fair value of the residual represents the amount of the company's and NFC's exposure.

As of October 31, 2004, NFC had guaranteed derivative contracts for interest rate swaps and cross currency swaps related to two of the company's Mexican finance subsidiaries. NFC is liable up to the fair market value of these derivative contracts only in cases of default by the two Mexican finance subsidiaries. As of October 31, 2004, there was an outstanding notional balance of $54 million related to interest rate swaps and cross currency swaps, and the fair market value of the outstanding balance was immaterial.

At October 31, 2004, the Canadian operating subsidiary was contingently liable for $407 million of retail customers' contracts and $41 million of retail leases that are financed by a third party. The Canadian operating subsidiary is responsible for the residual values of these financing arrangements. These contract amounts approximate the resale market value of the collateral underlying the note liabilities.

In addition, the company entered into various guarantees for purchase commitments, insurance loss reserves, credit guarantees and buyback programs with various expiration dates that total approximately $84 million. In the ordinary course of business, the company also provides routine indemnifications and other guarantees whose terms range in duration and often are not explicitly defined. The company does not believe these will have a material impact on the results of operations or financial condition of the company.

Concentrations

At October 31, 2004, the company employed approximately 6,800 hourly workers and 5,700 salaried workers in the U.S. and Canada. Approximately 82% of the hourly employees and 15% of the salaried employees are represented by unions. Of these represented employees, approximately 90% of the hourly workers and 100% of the salaried workers are represented by the United Automobile, Aerospace, and Agricultural Implement Workers of America (UAW) or the National Automobile, Aerospace, and Agricultural Implement Workers of Canada (CAW). The company's current master contract with the UAW expires on September 30, 2007. On June 23, 2004, the company and the CAW reached an agreement on a new collective bargaining agreement which extended the original agreement to June 30, 2009.

Sales of mid-range diesel engines to Ford by the engine segment were 18% of consolidated sales and revenues in 2004, 21% in 2003 and 19% in 2002. In addition, Ford accounted for approximately 76%, 77% and 78% of our diesel engine unit volume in fiscal 2004, fiscal 2003 and fiscal 2002, respectively. The company has an agreement with Ford to be its exclusive supplier of V-8 diesel engines through 2012 for all of Ford's diesel-powered super-duty trucks and vans over 8,500 lbs gross vehicle weight in North America.

Leases

The company has long-term non-cancelable leases for use of various equipment and facilities. Lease terms are generally for five to 25 years and, in many cases, provide for renewal options. The company is generally obligated for the cost of property taxes, insurance and maintenance. The company leases office buildings, distribution centers, furniture and equipment, machinery and equipment and computer equipment.

The majority of the company's lease payments are for operating leases. At October 31, 2004, future minimum lease payments under operating leases having lease terms in excess of one year, including the net lease payments accrued for in the restructuring and other non-recurring charges, are: 2005—$121 million, 2006—$80 million, 2007—$80 million, 2008—$127 million, 2009—$242 million and 2010 and thereafter—$29 million. Total operating lease expense was $181 million in 2004, $137 million in 2003 and $76 million in 2002. Income received from sublease rentals was $3 million in 2004, $1 million in 2003 and $5 million in 2002.

The company's remaining lease payments are for capital leases. These leases are generally for equipment used in the company's manufacturing operations. At October 31, 2004, future minimum lease payments under capital leases having lease terms in excess of one year are: 2005—$20 million, 2006—$20 million, 2007—$20 million, 2008—$20 million, 2009—$20 million and 2010 and thereafter—$94 million.

The company has obligations under its various operating leases which require the company to timely file, and/or deliver to the lessor a copy of its annual filings with the SEC. Failure to comply with this requirement, would give the lessor the right to declare a default under the lease and take other adverse actions. The company did not receive a notice of default or incur other adverse actions with respect to the operating leases as a result of the company's delay in filing its Form 10-K.

Product Warranty

Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency and average cost of warranty claims. Management actively studies trends of warranty claims and takes action to improve vehicle quality and minimize warranty claims. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Changes in the product warranty accrual for the year ended October 31, 2004, were as follows:

Millions of dollars

Balance, beginning of period	$173
Change in liability for warranties issued during the period	238
Change in liability for preexisting warranties	73
Payments made	(198)

Balance, end of period	$286

15. Legal proceedings and environmental matters

The company and its subsidiaries are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings that constitute ordinary routine litigation incidental to the business of the company and its subsidiaries. The majority of these claims and proceedings relate to commercial, product liability and warranty matters. In the opinion of the company's management, the disposition of these proceedings and claims, including those discussed below, after taking into account established reserves and the availability and limits of the company's insurance coverage, will not have a material adverse affect on the business or the financial condition of the company.

The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law, the Comprehensive Environmental Response, Compensation and Liability Act, popularly known as the Superfund law. These cases involve sites that allegedly received wastes from current or former company locations. Based on information available to the company which, in most cases, consists of data related to quantities and characteristics of material generated at current or former company locations, material allegedly shipped by the company to these disposal sites, as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews all accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

Two sites formerly owned by the company, Wisconsin Steel in Chicago, Illinois and Solar Turbines in San Diego, California, were identified as having soil and groundwater contamination. While investigations and cleanup activities continue at both sites, the company anticipates that all necessary costs to complete the cleanup have been adequately reserved.

Various claims and controversies have arisen between the company and its former fuel system supplier, Caterpillar Inc. (Caterpillar), regarding the ownership and validity of certain patents covering fuel system technology used in the company's new version of diesel engines that were introduced in February 2002. In June 1999, in Federal Court in Peoria, Illinois, Caterpillar sued Sturman Industries, Inc. (Sturman), the company's joint venture partner in developing fuel system technology, alleging that technology invented and patented by Sturman and licensed to the company, belongs to Caterpillar. After a trial, on July 18, 2002, the jury returned a verdict in favor of Caterpillar finding that this technology belongs to Caterpillar under a prior contract between Caterpillar and Sturman. Sturman appealed the adverse judgment, and the jury's verdict was reversed by the appellate court on October 28, 2004 and remanded to the district court for retrial. The company is cooperating with Sturman in this effort. In May 2003, in Federal Court in Columbia, South Carolina, Caterpillar sued the company, its supplier of fuel injectors and joint venture, Siemens Diesel Systems Technology, L.L.C., and Sturman for patent infringement alleging that the Sturman fuel system technology patents and certain Caterpillar patents are infringed in the company's new engines. The company believes that it has meritorious defenses to the claims of infringement of the Sturman patents as well as the Caterpillar patents and will vigorously defend such claims. In January 2002, Caterpillar sued the company in the Circuit Court in Peoria County, Illinois, alleging the company breached the purchase agreement pursuant to which Caterpillar supplied fuel systems for the company's prior version of diesel engines. Caterpillar's claims involve a 1990 agreement to reimburse Caterpillar for costs associated with the delayed launch of the company's V-8 diesel engine program. Reimbursement of the delay costs was made by a surcharge of $8.08 on each injector purchased and the purchase of certain minimum quantities of spare parts. In 1999, the company concluded that, in accordance with the 1990 agreement, it had fully reimbursed Caterpillar for its delay costs and stopped paying the surcharge and purchasing the minimum quantities of spare parts. Caterpillar is asserting that the surcharge and the spare parts purchase requirements continue throughout the life of the contract and has sued the company to recover these amounts, plus interest. Caterpillar also asserts that the company failed to purchase all of its fuel injector requirements under the contract and, in collusion with Sturman, failed to pursue a future fuel systems supply relationship with Caterpillar. The company believes that it has meritorious defenses to Caterpillar's claims.

Along with other vehicle manufacturers, the company and certain of its subsidiaries have been subject to an increase in the number of asbestos-related claims in recent years. Management believes that such claims will not have a material adverse affect on the company's financial condition or results of operations. In general these claims relate to illnesses alleged to have resulted from asbestos exposure from component parts found in older vehicles, although some cases relate to the presence of asbestos in company facilities. In these claims the company is not the sole defendant, and the claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. Management has strongly disputed these claims, and it has been the company's policy to defend against them vigorously. Historically, the actual damages paid out to claimants have not been material to the company's financial condition. However, management believes the company and other vehicle manufacturers are being more aggressively targeted, largely as a result of bankruptcies of manufacturers of asbestos and products containing asbestos. It is possible that the number of these claims will continue to grow, and that the costs for resolving asbestos related claims could become significant in the future.

On October 13, 2004, the company received a request from the staff of the SEC to voluntarily produce certain documents and information related to the company's accounting practices with respect to defined benefit pension plans and other postretirement benefits. The company is fully cooperating with this request. Given the preliminary nature of this matter, the company is not able to predict what, if any, impact this inquiry will have on the company.

On January 31, 2005, the company announced that it would restate its financial results for fiscal years 2002 and 2003 and the first three quarters of fiscal 2004. The SEC notified the company on February 9, 2005, that it was conducting an informal inquiry into the company's restatement. The company intends to fully cooperate with the SEC on the informal inquiry. Given the preliminary nature of the matter, the company is not able to predict what impact, if any, this inquiry will have on the company.

16. Segment data

Navistar has three reportable segments: truck, engine and financial services. The company's reportable segments are organized according to the products and the markets they each serve.

The company's truck segment manufactures and distributes a full line of diesel-powered trucks and school buses in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. The truck segment also provides customers with proprietary products needed to support the International® truck and IC™ bus lines, together with a wide selection of standard truck and trailer aftermarket parts.

The company's engine segment designs and manufactures diesel engines for use in the company's Class 6 and 7 medium trucks and school buses and selected Class 8 heavy truck models, and for sale to OEMs primarily in the U.S., Mexico and Brazil. This segment also sells engines for industrial, agricultural and marine applications. In addition, the engine segment provides customers with proprietary products needed to support the International® engine lines, together with a wide selection of standard engine and aftermarket parts.

The company's financial services segment consists of NFC and the company's foreign finance subsidiaries. NFC's primary business is the retail, wholesale and lease financing of products sold by the truck segment and its dealers within the U.S. as well as the company's wholesale accounts and selected retail accounts receivable. The foreign finance subsidiaries' primary business is to provide wholesale, retail and lease financing to the Mexican operations' dealers and retail customers.

The company evaluates the performance of its operating segments based on operating profits, which exclude certain corporate items, including the restructuring and non-recurring charges, and retiree pension and medical expense. Additionally, the operating profits of the company's truck and engine segments exclude most interest revenue and expense items. Intersegment sales are transferred at prices established by an agreement between the buying and selling locations.

Reportable operating segment data follows:

Millions of dollars	Truck	Engine	Financial services	Total

	For the year ended October 31, 2004
External revenues	$7,256	$2,212	$249	$9,717
Intersegment revenues	—	617	40	657

Total revenues	$7,256	$2,829	$289	$10,374

Interest expense	$—	$—	$71	$71
Depreciation and amortization expense	123	67	46	236
Segment profit(a)	336	108	116	560
	As of October 31, 2004
Segment assets	$1,714	$1,191	$2,247	$5,152
Capital expenditures (proceeds)(b)	128	94	(3)	219
	For the year ended October 31, 2003
External revenues	$5,312	$1,970	$292	$7,574
Intersegment revenues	—	499	33	532

Total revenues	$5,312	$2,469	$325	$8,106

Interest expense	$—	$—	$77	$77
Depreciation and amortization expense	80	54	53	187
Segment profit (loss)(a)	(48)	85	123	160
	As of October 31, 2003
Segment assets	$1,663	$1,041	$2,273	$4,977
Capital expenditures (proceeds)(b)	54	149	(19)	184
	For the year ended October 31, 2002
External revenues	$4,936	$1,789	$285	$7,010
Intersegment revenues	—	459	35	494

Total revenues	$4,936	$2,248	$320	$7,504

Interest expense	$—	$—	$95	$95
Depreciation and amortization expense	101	49	64	214
Segment profit (loss)(a)	(303)	200	89	(14)
	As of October 31, 2002
Segment assets	$1,775	$876	$2,469	$5,120
Capital expenditures(b)	86	156	26	268

(a)
Before the impact of the restructuring and other non-recurring charges.

(b)
Capital expenditures include the net increase (decrease) in property and equipment leased to others.

Reconciliation to the consolidated financial statements as of and for the years ended October 31 was as follows:

Millions of dollars	2004	2003	2002

Segment sales and revenues	$10,374	$8,106	$7,504
Other income	7	11	11
Intercompany	(657)	(532)	(494)

Consolidated sales and revenues	$9,724	$7,585	$7,021

Segment profit (loss)	$560	$160	$(14)
Restructuring and other non-recurring charges	1	32	(544)
Corporate items	(196)	(184)	(161)
Manufacturing net interest expense	(54)	(57)	(53)

Consolidated pre-tax income (loss) from continuing operations	$311	$(49)	$(772)

Segment interest expense	$71	$77	$95
Manufacturing expense and eliminations	56	65	64

Consolidated interest expense	$127	$142	$159

Segment depreciation and amortization expense	$236	$187	$214
Corporate expense	20	18	17

Consolidated depreciation and amortization expense	$256	$205	$231

Segment assets	$5,152	$4,977	$5,120
Cash and marketable securities	675	378	434
Deferred taxes	1,446	1,482	1,529
Corporate intangible pension assets	(4)	9	10
Other corporate and eliminations	323	83	26

Consolidated assets	$7,592	$6,929	$7,119

Segment capital expenditures(a)	$219	$184	$268
Corporate capital expenditures	6	6	5

Consolidated capital expenditures	$225	$190	$273

(a)
Capital expenditures include the net increase (decrease) in property and equipment leased to others.

Information concerning principal geographic areas for the years ended October 31 was as follows:

Millions of dollars	2004	2003	2002

Sales and Revenues
United States	$8,388	$6,326	$5,795
Foreign countries	1,336	1,259	1,226
Property and equipment
United States	$1,297	$1,301	$1,295
Foreign countries	147	138	258

17. Preferred and preference stocks

The UAW holds the Nonconvertible Junior Preference Stock Series B and is currently entitled to elect one member of the company's board of directors. At October 31, 2004, there was one share of Series B Preference stock authorized and outstanding. The value of the preference share is minimal.

At October 31, 2004, there were 153,000 shares of Series D Convertible Junior Preference Stock (Series D) issued and outstanding and 3 million authorized with an optional redemption price and liquidation preference of $25 per share plus accrued dividends. The Series D converts into common stock (subject to adjustment in certain circumstances) at .3125 per share. The Series D ranks senior to common stock as to dividends and liquidation and receives dividends at a rate of 120% of the cash dividends on common stock as declared on an as-converted basis.

Under the General Corporation Law of the State of Delaware (DGCL), dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds the net assets of the company. At October 31, 2004, the company had a surplus of $524 million as defined under DGCL.

18. Common shareowners' equity

Changes in certain shareowners' equity accounts are as follows:

Millions of dollars	2004	2003	2002

Common Stock and Additional Paid in Capital
Beginning of year	$2,118	$2,146	$2,139
Tax benefit related to exercise of stock options	7	2	7
Net premium for call options	(27)	(25)	—
Amounts due from officers and directors	2	(5)	—
Other	(4)	—	—

End of year	$2,096	$2,118	$2,146

Retained Earnings (Deficit)
Beginning of year	$(833)	$(731)	$(190)
Net income (loss)	247	(21)	(538)
Sale of treasury stock to pension funds	—	(73)	—
Other	(18)	(8)	(3)

End of year	$(604)	$(833)	$(731)

Common Stock Held in Treasury
Beginning of year	$(219)	$(487)	$(507)
Issuance of common stock and other	63	271	34
Treasury stock adjustment	(20)	(3)	(14)

End of year	$(176)	$(219)	$(487)

Common stock

The company has authorized 110 million shares of common stock with a par value of $0.10 per share. There were 70.0 million and 68.8 million shares of common stock outstanding, net of common stock held in treasury, at October 31, 2004 and 2003, respectively.

Loans to officers and directors are recorded as a reduction of shareowners' equity. These loans accrue interest at the applicable federal rate (as determined by Section 1274(d) of the Internal Revenue Code) on the purchase date for loans of stated maturity, compounded annually, are unsecured obligations and have a nine-year term. Principal and interest is due at maturity and the loan may be prepaid at any time at the participant's option. Loans to officers and directors, which were made primarily to finance the purchase of company shares, totaled $5 million at October 31, 2003 and $3 million at October 31, 2004. Effective July 31, 2002, the company no longer offers such loans.

Common stock held in treasury totaled 15,210,154 shares at October 31, 2002, 6,841,059 shares at October 31, 2003 and 5,495,580 shares at October 31, 2004. In November 2002, the company completed the sale of a total of 7,755,030 shares of its common stock held in treasury, par value $0.10 per share, at a price of $22.566 per share, for an aggregate purchase price of

$175 million to three employee benefit plan trusts of International. The securities were offered and sold in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 under Regulation D. The proceeds from the sale of the stock were used primarily to fund the company's retirement plans in 2003. In January 2003, the company filed a registration statement for the resale of the common stock by the employee benefit plan trusts. The remainder of the changes in treasury stock are primarily the result of the issuance of stock upon the exercise of options by employees.

Accumulated other comprehensive loss

The components of accumulated other comprehensive income (loss) as of October 31 are as follows, in millions:

	Minimum Pension Liability Adjustments	Foreign Currency Translation Adjustments and Other	Accumulated Other Comprehensive Loss

2004	$(737)	$(52)	$(789)
2003	(737)	(41)	(778)
2002	(681)	(16)	(697)

The minimum pension liability adjustment is recorded on the Statement of Financial Condition net of deferred income taxes of $454 million and $445 million at October 31, 2004 and 2003, respectively.

In the Statement of Comprehensive Income, the tax effects of foreign currency translation and other adjustments were not material for each of the years in the three year period ended October 31, 2004.

19. Earnings per share

Earnings (loss) per share was computed as follows:

Millions of dollars, except share and per share data	2004	2003	2002

Income (loss) from continuing operations	$247	$(17)	$(478)
Income (loss) from discontinued operations	—	(4)	(60)

Net income (loss)	$247	$(21)	$(538)

Average shares outstanding (millions)
Basic	69.7	68.0	60.3
Dilutive effect of options outstanding and other dilutive securities	10.4	—	—

Diluted	80.1	68.0	60.3

Basic earnings (loss) per share
Continuing operations	$3.54	$(0.25)	$(7.92)
Discontinued operations	—	(0.06)	(1.00)

Net income (loss)	$3.54	$(0.31)	$(8.92)

Diluted earnings (loss) per share
Continuing operations	$3.20	$(0.25)	$(7.92)
Discontinued operations	—	(0.06)	(1.00)

Net income (loss)	$3.20	$(0.31)	$(8.92)

The computation of diluted shares outstanding for the years ended October 31, 2003 and 2002, excludes incremental shares of 9.1 million and 3.1 million, related to employee stock options, convertible debt and other securities. These shares are excluded due to their anti-dilutive effect as a result of the company's losses for the years ended October 31, 2003 and 2002.

20. Stock compensation plans

The company has stock-based compensation plans, approved by the Committee on Compensation and Governance of the board of directors, which provide for granting of stock options to employees for purchase of common stock at the fair market value of the stock on the date of grant. The grants generally have a 10-year contractual life.

2004 Performance Incentive Plan.    The company's 2004 Performance Incentive Plan (2004 Plan) was approved by the board of directors and subsequently by the shareowners of the company on February 17, 2004. The 2004 Plan replaces, on a prospective basis, the company's 1994 Performance Incentive Plan and 1998 Supplemental Stock Plan, both of which expired December 16, 2003, and the company's 1998 Non-Employee Director Stock Option Plan (the "Prior Plans"). No new grants are being made from the Prior Plans and any awards previously granted under the Prior Plans continue to vest and/or are exercisable in accordance with their original terms and conditions. In addition, after February 17, 2004 restoration stock options are granted under the 2004 Plan. Prior to February 17, 2004, restoration stock options were granted under the company's 1998 Supplemental Stock Plan (a non-shareowner approved plan), as supplemented by the Restoration Stock Option Program. For more information on the Restoration Stock Option Program see the description of the program contained under the 1998 Supplemental Stock Plan below. Stock options awarded under the 2004 Plan generally have a term of not more than 10 years and become exercisable one-third on the first anniversary of grant, one-third on the second anniversary and one-third on the third anniversary. Awards of restricted stock granted under the 2004 Plan, as well as other award grants, are established by the board of directors or committee thereof at the time of issuance. A total of 3,250,000 shares of common stock were reserved for awards under the 2004 Plan. Share subject to awards under the 2004 Plan, or any other Prior Plans after February 17, 2004, that are cancelled, expired, forfeited, settled in cash, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise terminated without a delivery of shares to the participant again become available for awards. As of October 31, 2004, 13,037 awards remain outstanding for shares of common stock reserved for issuance under the 2004 Plan.

1994 Performance Incentive Plan.    The company's 1994 Performance Incentive Plan (1994 Plan) was approved by the board of directors and subsequently by the shareowners of the company on March 16, 1994. For each fiscal year of the company during the term of the 1994 Plan, which expired on December 16, 2003, there was reserved for issuance under the 1994 Plan one percent of the outstanding shares of common stock of the company as determined by the number of shares outstanding as of the end of the immediately preceding fiscal year. Shares not issued in a year carried over to the subsequent year. Forfeited and lapsed shares could be reissued. As of October 31, 2004, awards have been made in respect of 2,720,374 shares of common stock reserved for issuance under the 1994 Plan.

The Non-Employee Directors Restricted Stock Plan.    The plan requires that one-fourth of the annual retainer to non-employee directors be paid in the form of restricted shares of the company's common stock. This plan expires on December 31, 2005.

The following plans were not approved by the shareowners of the company: The 1998 Interim Stock Plan (the Interim Plan); The 1998 Supplemental Stock Plan as supplemented by the Restoration Stock Option Program (the Supplemental Plan); The Executive Stock Ownership Program (the Ownership Program); The 1998 Non-Employee Director Stock Option Plan (the Director Stock Option Plan) and The Non-Employee Directors Deferred Fee Plan (the Deferred Fee Plan). Below is a brief description of the material features of each plan, but in each case the information is qualified in its entirety by the text of such plans.

The Interim Plan.    The Interim Plan was approved by the board of directors on April 14, 1998. A total of 500,000 shares of common stock were reserved for awards under the Interim Plan. The Interim Plan is separate from and intended to supplement the 1994 Performance Incentive Plan (the 1994 Plan), which was approved by the shareowners of the company. As of

October 31, 2004, 15,520 awards remain outstanding for shares of common stock reserved for issuance under the Interim Plan. The Interim Plan was terminated on April 15, 1999.

The Supplemental Plan.    The Supplemental Plan was approved by the board of directors on December 15, 1998. As of October 31, 2004, 3,195,888 awards remain outstanding for shares of common stock reserved for issuance under the Supplemental Plan. The Supplemental Plan expired December 16, 2003. The Supplemental Plan is separate from and intended to supplement the 1994 Plan. Stock options awarded under the Supplemental Plan generally have a term of not more than 10 years and become exercisable one-third on the first anniversary of grant, one-third on the second anniversary and one-third on the third anniversary. Awards of restricted stock granted under the Supplemental Plan are established by the board of directors or committee thereof at the time of issuance. In addition, prior to February 17, 2004, the Restoration Stock Option Program supplemented the Supplemental Plan. Under the program generally, one may exercise vested options by presenting shares that have been held for at least six months and have a total market value equal to the option price times the number of options. Restoration options are then granted at the market price in an amount equal to the number of mature shares that were used to exercise the original option, plus the number of shares that are withheld for the required tax liability.

The Ownership Program.    On June 16, 1997, the board of directors approved the terms of the Ownership Program as amended from time to time by the board of directors. In general, the Ownership Program requires all officers and senior managers of the company to acquire, by direct purchase or through salary or annual bonus reduction, an ownership interest in the company by acquiring a designated amount of company common stock at specified timelines. Participants are required to hold such stock for the entire period in which they are employed by the company. Premium share units may also be awarded to participants who complete their ownership requirement ahead of the specified time period.

The Director Stock Option Plan.    The Director Stock Option Plan was approved by the board of directors on December 16, 1997, amended on December 11, 2001 and is the successor plan to the 1988 Non-Employee Director Stock Option Plan, which expired on December 17, 1997. The Director Stock Option Plan provided for an annual grant to each non-employee director of the company an option to purchase 4,000 shares of common stock. The option price in each case will be 100% of the fair market value of the common stock on the business day following the day of grant. As of October 31, 2004, 119,000 awards remain outstanding for shares of common stock reserved for issuance under the Director Stock Option Plan. Stock options awarded under the Director Stock Option Plan generally become exercisable in whole or in part after the commencement of the second year of the term of the option, which term is 10 years. The optionee is also required to remain in the service of the company for at least one year from the date of grant. The Director Stock Option Plan was terminated on February 17, 2004. All future grants to non-employee directors will be issued under the 2004 Plan.

The Deferred Fee Plan.    Under the Deferred Fee Plan, directors may elect to receive all or a portion of their retainer fees and meeting fees in cash or restricted stock, or they may defer payment of those fees in cash (with interest) or in phantom stock units. Deferrals in the deferred stock account are valued as if each deferral was vested in company common stock as of the deferral date.

The weighted-average fair values at date of grant for options granted during 2004, 2003, and 2002 were $12.60, $9.02, and $14.03, respectively, and were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002

Risk-free interest rate	2.5%	2.9%	4.1%
Dividend yield	0%	0%	0%
Expected volatility	39.1%	39.6%	39.1%
Expected life in years	3.5	4.5	4.0

The following summarizes stock option activity for the years ended October 31:

	2004		2003		2002
Shares in thousands	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Options outstanding at beginning of year	6,122	$32.03	5,253	$32.89	4,832	$27.98
Granted	1,208	42.98	2,080	27.53	1,814	38.82
Exercised	(1,165)	28.72	(801)	24.58	(1,325)	22.38
Canceled	(252)	37.39	(410)	34.65	(68)	47.27

Options outstanding at end of year	5,913	$34.69	6,122	$32.03	5,253	$32.89

Options exercisable at end of year	3,292	$34.26	2,945	$34.37	2,605	$32.29

Options available for grant at end of year	3,352		845		1,621

The following table summarizes information about stock options outstanding and exercisable at October 31, 2004.

Options outstanding				Options exercisable
Range of Exercise Prices	Number outstanding (in thousands)	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable (in thousands)	Weighted average exercise price

$ 9.56 - $13.75	39	2.3	$11.03	39	$11.03
17.41 - 26.66	2,134	8.1	25.19	1,041	24.07
27.95 - 37.72	139	6.4	33.77	136	33.79
37.93 - 51.75	3,601	8.4	40.62	2,076	39.83

21. Condensed consolidating guarantor and non-guarantor financial information

The following tables set forth the condensed consolidating Statements of Financial Condition as of October 31, 2004 and 2003, and the Statements of Income and Cash Flow for each of the three years in the period ended October 31, 2004. The following information is included as a result of International's guarantees, exclusive of its subsidiaries, of NIC's indebtedness under its 9 3/8% Senior Notes due 2006, 2.5% Senior Convertible Notes due 2007 and 7.5% Senior Notes due 2011. International is a direct wholly owned subsidiary of NIC. None of NIC's other subsidiaries guarantee any of these notes. Each of the guarantees is full and unconditional. Separate financial statements and other disclosures concerning International have not been presented because management believes that such information is not material to investors. NIC includes the consolidated financial results of the parent company only, with all of its wholly owned subsidiaries accounted for under the equity method. International, for purposes of this disclosure only, includes the consolidated financial results of its wholly owned subsidiaries accounted for under the equity method. "Non-Guarantor Companies and Eliminations" includes the consolidated financial results of all other non-guarantor subsidiaries including the elimination entries for all intercompany transactions. All applicable corporate expenses have been allocated appropriately among the guarantor and non-guarantor subsidiaries.

NIC files a consolidated U.S. federal income tax return that includes International and its U.S. subsidiaries. International has a tax allocation agreement (Tax Agreement) with NIC which requires International to compute its separate federal income tax expense based on its adjusted book income. Any resulting tax liability is paid to NIC. In addition, under the Tax Agreement, International is required to pay to NIC any tax payments received from its subsidiaries. The effect of the Tax Agreement is to allow the parent company, rather than International, to utilize U.S. operating income/losses and NIC operating loss carryforwards.

	NIC	International	Non-guarantor companies and eliminations	Consolidated

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED OCTOBER 31, 2004
Sales and revenues	$2	$7,513	$2,209	$9,724

Cost of products and services sold	(28)	6,866	1,321	8,159
Restructuring and other non-recurring charges	—	(4)	3	(1)
All other operating expenses	(19)	980	294	1,255

Total costs and expenses	(47)	7,842	1,618	9,413

Equity in income (loss) of non-consolidated subsidiaries	262	430	(692)	—

Income (loss) from continuing operations before income taxes	311	101	(101)	311
Income tax expense (benefit)	64	145	(145)	64

Income (loss) from continuing operations	247	(44)	44	247

Loss from discontinued operations, net of taxes	—	—	—	—

Net income (loss)	$247	$(44)	$44	$247

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2004
Assets
Cash and marketable securities	$577	$22	$261	$860
Receivables, net	—	211	2,226	2,437
Inventories	—	395	395	790
Property and equipment, net	—	783	661	1,444
Investment in affiliates	(2,677)	1,084	1,593	—
Deferred tax asset and other assets	1,435	204	422	2,061

Total assets	$(665)	$2,699	$5,558	$7,592

Liabilities and shareowners' equity
Debt	$1,058	$15	$1,795	$2,868
Postretirement benefits liability	—	1,332	233	1,565
Amounts due to (from) affiliates	(2,378)	2,937	(559)	—
Other liabilities	124	1,605	899	2,628

Total liabilities	(1,196)	5,889	2,368	7,061

Shareowners' equity (deficit)	531	(3,190)	3,190	531

Total liabilities and shareowners' equity	$(665)	$2,699	$5,558	$7,592

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE YEAR ENDED OCTOBER 31, 2004
Cash provided by operations	$183	$40	$(50)	$173

Cash flow from investment programs
Purchases, net of collections, of finance receivables	—	—	(198)	(198)
Net increase in marketable securities	(148)	—	491	343
Capital expenditures	—	(107)	(123)	(230)
Other investing activities	(23)	69	(74)	(28)

Cash provided by (used in) investment programs	(171)	(38)	96	(113)

Cash flow from financing activities
Net borrowings (repayments) of debt	218	(2)	(139)	77
Other financing activities	(41)	1	41	1

Cash provided by (used in) financing activities	177	(1)	(98)	78

Cash and cash equivalents
Increase (decrease) during the year	189	1	(52)	138
At beginning of the year	218	21	228	467

Cash and cash equivalents at end of the year	$407	$22	$176	$605

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED OCTOBER 31, 2003
Sales and revenues	$2	$5,671	$1,912	$7,585

Cost of products and services sold	56	5,175	1,130	6,361
Restructuring and other non-recurring charges	—	15	(47)	(32)
All other operating expenses	(21)	1,018	308	1,305

Total costs and expenses	35	6,208	1,391	7,634

Equity in income (loss) of non-consolidated subsidiaries	(20)	446	(426)	—

Income (loss) from continuing operations before income taxes	(53)	(91)	95	(49)
Income tax expense (benefit)	(32)	106	(106)	(32)

Income (loss) from continuing operations	(21)	(197)	201	(17)

Loss from discontinued operations, net of taxes	—	—	(4)	(4)

Net income (loss)	$(21)	$(197)	$197	$(21)

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2003
Assets
Cash and marketable securities	$240	$21	$801	$1,062
Receivables, net	—	173	1,650	1,823
Inventories	—	311	281	592
Property and equipment, net	—	821	618	1,439
Investment in affiliates	(2,777)	862	1,915	—
Deferred tax asset and other assets	1,487	156	370	2,013

Total assets	$(1,050)	$2,344	$5,635	$6,929

Liabilities and shareowners' equity
Debt	$840	$17	$1,923	$2,780
Postretirement benefits liability	—	1,535	192	1,727
Amounts due to (from) affiliates	(2,358)	2,424	(66)	—
Other liabilities	176	1,488	466	2,130

Total liabilities	(1,342)	5,464	2,515	6,637

Shareowners' equity (deficit)	292	(3,120)	3,120	292

Total liabilities and shareowners' equity	$(1,050)	$2,344	$5,635	$6,929

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE YEAR ENDED OCTOBER 31, 2003
Cash provided by (used in) operations	$(332)	$160	$120	$(52)

Cash flow from investment programs
Purchases, net of collections, of finance receivables	—	—	568	568
Net increase in marketable securities	(22)	—	(457)	(479)
Capital expenditures	—	(167)	(43)	(210)
Other investing activities	(54)	24	4	(26)

Cash provided by (used in) investment programs	(76)	(143)	72	(147)

Cash flow from financing activities
Net borrowings (repayments) of debt	53	(4)	(177)	(128)
Other financing activities	158	—	1	159

Cash provided by (used in) financing activities	211	(4)	(176)	31

Cash and cash equivalents
Increase (decrease) during the year	(197)	13	16	(168)
At beginning of the year	415	8	212	635

Cash and cash equivalents at end of the year	$218	$21	$228	$467

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR YEAR ENDED OCTOBER 31, 2002
Sales and revenues	$6	$5,371	$1,644	$7,021

Cost of products and services sold	(35)	4,903	1,081	5,949
Restructuring and other non-recurring charges	—	324	220	544
All other operating expenses	(24)	966	358	1,300

Total costs and expenses	(59)	6,193	1,659	7,793

Equity in income (loss) of non-consolidated subsidiaries	(897)	(118)	1,015	—

Income (loss) from continuing operations before income taxes	(832)	(940)	1,000	(772)
Income tax expense (benefit)	(294)	14	(14)	(294)

Income (loss) from continuing operations	(538)	(954)	1,014	(478)

Loss from discontinued operations	—	—	(60)	(60)

Net income (loss)	$(538)	$(954)	$954	$(538)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW AS OF OCTOBER 31, 2002
Cash provided by (used in) operations	$(180)	$(14)	$(17)	$(211)

Cash flow from investment programs
Purchases, net of collections, of finance receivables	—	—	(114)	(114)
Net (increase) decrease in marketable securities	40	—	107	147
Capital expenditures	—	(191)	(61)	(252)
Other investing activities	(160)	207	132	179

Cash provided by (used in) investment programs	(120)	16	64	(40)

Cash flow from financing activities
Net borrowings (repayments) of debt	(34)	—	80	46
Purchase of common stock and other	91	—	(73)	18

Cash provided by (used in) financing activities	57	—	7	64

Cash and cash equivalents
Increase (decrease) during the year	(243)	$2	54	(187)
At the beginning of the year	658	6	158	822

Cash and cash equivalents at the end of the year	$415	$8	$212	$635

22. Selected quarterly financial data (unaudited)

	1st Quarter				2nd Quarter
	2004(1)		2003		2004(1)		2003
Millions of dollars, except per share data	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated

Sales and revenues	$1,859	$1,943	$1,578	$1,661	$2,331	$2,354	$1,864	$1,914
Manufacturing gross margin	12.0%	12.2%	5.3%	5.4%	12.9%	13.1%	12.9%	13.2%
Income (loss) from continuing operations	$(18)	$(15)	$(98)	$(58)	$50	$54	$(12)	$(4)
Loss from discontinued operations	—	—	(1)	(1)	—	—	(2)	(2)

Net income (loss)	$(18)	$(15)	$(99)	$(59)	$50	$54	$(14)	$(6)

Basic earnings (loss) per share:
Continuing operations	$(0.27)	$(0.22)	$(1.47)	$(0.86)	$0.72	$0.77	$(0.18)	$(0.06)
Discontinued operations	—	—	(0.02)	(0.02)	—	—	(0.03)	(0.03)

Net income (loss)	$(0.27)	$(0.22)	$(1.49)	$(0.88)	$0. 72	$0.77	$(0.21)	$(0.09)

Diluted earnings (loss) per share:
Continuing operations	$(0.27)	$(0.22)	$(1.47)	$(0.86)	$0.65	$0.70	$(0.18)	$(0.06)
Discontinued operations	—	—	(0.02)	(0.02)	—	—	(0.03)	(0.03)

Net income (loss)	$(0.27)	$(0.22)	$(1.49)	$(0.88)	$0.65	$0.70	$(0.21)	$(0.09)

Market price range-common stock
High	$52.95	$52.95	$31.50	$31.50	$49.95	$49.95	$29.20	$29.20
Low	$39.64	$39.64	$22.11	$22.11	$42.72	$42.72	$20.52	$20.52

	3rd Quarter				4th Quarter
	2004		2003		2004	2003
Millions of dollars, except per share data	As previously reported	As restated	As previously reported	As restated	As reported	As previously reported	As restated

Sales and revenues	$2,360	$2,348	$1,894	$1,921	$3,079	$2,004	$2,089
Manufacturing gross margin	14.3%	14.7%	13.5%	13.8%	14.7%	15.3%	16.3%
Income (loss) from continuing operations	$56	$49	$19	$9	$159	$77	$36
Loss from discontinued operations	—	—	(1)	(1)	—	—	—

Net income (loss)	$56	$49	$18	$8	$159	$77	$36

Basic earnings (loss) per share:
Continuing operations	$0.80	$0.70	$0.27	$0.12	$2.27	$1.12	$0.53
Discontinued operations	—	—	(0.01)	(0.01)	—	—	—

Net income (loss)	$0.80	$0.70	$0.26	$0.11	$2.27	$1.12	$0.53

Diluted earnings (loss) per share:
Continuing operations	$0.73	$0.64	$0.26	$0.12	$2.02	$1.00	$0.49
Discontinued operations	—	—	(0.01)	(0.01)	—	—	—

Net income (loss)	$0.73	$0.64	$0.25	$0.11	$2.02	$1.00	$0.49

Market price range-common stock
High	$46.74	$46.74	$39.84	$39.84	$38.66	$45.11	$45.11
Low	$33.25	$33.25	$25.00	$25.00	$32.72	$35.89	$35.89

(1)
In addition to the adjustments in Note 23, first and second quarter results for 2004 were restated to reflect the retroactive impact of adopting FSP 106-2, regarding accounting for the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, in the third quarter of fiscal 2004.

23. Restatement of prior period financial statements

In December 2004, NFC determined that it would restate its consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 due to certain misapplications of GAAP. The primary area where it was determined that GAAP was incorrectly applied was in the accounting for retail note securitizations. As a result of NFC's restatement, the company concluded that it was necessary to restate its financial statements for the same periods. In the course of preparing the restatement of its consolidated financial statements, the company determined that it was appropriate to make other adjustments as well. The following sections describe the restatement matters in more detail.

NFC securitization of assets

In December 2004, NFC determined that it would restate its consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 for (i) the accounting for the securitization of its retail notes and finance lease receivables and its retained interests in such securitizations, (ii) deferred taxes related to retail note and finance lease securitization transactions and secured borrowings to fund operating leases and (iii) an agreement to repurchase equipment.

The restatement recognizes income from interest-only strips on an effective yield basis and incorporates anticipated credit losses into the interest-only strip. The retained interest assets are recorded at fair value where the estimates of future cash flows take into effect current business and market conditions. Allowance for credit losses is recorded solely for owned notes. Also, as a part of its re-evaluation of securitization accounting, NFC corrected its tax treatment and deferred tax assets related to these securitizations, as well as, its secured borrowings related to operating leases.

NFC also made an additional adjustment to recognize on its statement of financial condition certain assets and liabilities relating to agreements to repurchase equipment.

As part of the restatement, the company recorded, as of the beginning of fiscal 2002, a cumulative charge of $22 million to retained deficit and a $8 million reduction to beginning other comprehensive loss reflecting the impact of the change in accounting for retail note securitizations originating in prior periods. Also, the restatement resulted in additional net loss of $2 million and net income of $4 million for fiscal 2003 and 2002 respectively.

Other

In addition to the adjustments described above, certain other adjustments, previously deemed immaterial, were also recorded for the years ended October 31, 2003 and 2002. These adjustments are necessary to conform prior periods financial statements with GAAP. For amounts recorded prior to 2002, the company identified that it had understated the amount of its trade payables at its Mexican truck assembly facility by approximately $22 million and that certain accruals relating to employee plans were overstated by approximately $27 million.

These two adjustments resulted in a $5 million net increase to retained loss as of the beginning of fiscal 2002.

In addition, accounting standards relating to the consolidation of majority owned truck dealerships were not previously applied appropriately. In fiscal 2002, such dealerships were accounted for under the equity method of accounting whereas consolidating these dealerships was the appropriate treatment. The company has reviewed the timing of when it obtained a controlling interest of such dealerships and has incorporated their financial information within the company's restated consolidated financial statements for the appropriate periods. The consolidation of such dealership information had no impact on the company's overall results of operations or equity for any period. However, it did significantly increase sales and revenues, costs of products and services sold and selling, general and administrative expense on the company's Statement of Income, while also increasing inventory and manufacturing debt on the company's Statement of Financial Condition. These increases are included in the restated financial information for the fiscal years ended October 31, 2003 and 2002.

In addition, the company recorded adjustments to the 2002 and 2003 financial statements to properly reflect revenue and expenses related to certain transactions. These adjustments do not have a significant impact on net income for either period.

The significant effects of the restatement on the company's consolidated financial statements for the years ended October 31, 2003 and 2002 are included below:

	Navistar International Corporation and consolidated subsidiaries
Condensed statement of income Millions of dollars	2003 As previously reported	2003 As restated	2002 As previously reported	2002 As restated

Sales and Revenues
Sales of manufactured products	7,033	7,282	6,493	6,725
Finance Revenue	287	283	271	276
Total sales and revenues	7,340	7,585	6,784	7,021
Costs and expenses
Total costs of products and services sold	6,238	6,370	5,840	5,972
Selling, general and administrative expense	487	597	521	624
Interest expense	136	142	154	159
Other expense	26	27	29	29
Total costs and expenses	7,385	7,634	7,553	7,793
Loss from continuing operations before taxes	(45)	(49)	(769)	(772)
Income tax benefit	(31)	(32)	(293)	(294)

Loss from continuing operations	(14)	(17)	(476)	(478)
Net loss	$(18)	$(21)	$(536)	$(538)
Basic earnings (loss) per share
Continuing operations	$(0.21)	$(0.25)	$(7.88)	$(7.92)
Net income (loss)	$(0.27)	$(0.31)	$(8.88)	$(8.92)
Diluted earnings (loss) per share
Continuing operations	$(0.21)	$(0.25)	$(7.88)	$(7.92)
Net income (loss)	$(0.27)	$(0.31)	$(8.88)	$(8.92)
Average shares outstanding (millions)
Basic	68.0	68.0	60.3	60.3
Diluted	68.0	68.0	60.3	60.3

	Navistar International Corporation and consolidated subsidiaries
Statement of financial condition Millions of dollars	2003 As previously reported	2003 As restated

ASSETS
Current assets
Cash and cash equivalents	$447	$467
Marketable securities	78	80
Receivables, net	869	932
Inventories	494	592
Deferred tax asset, net	176	183
Other assets	146	165

Total current assets	2,210	2,419
Marketable securities	517	515
Finance and other receivables, net	955	891
Property and equipment, net	1,350	1,439
Investments and other assets	339	300
Prepaid and intangible pension assets	66	66
Deferred tax asset, net	1,463	1,299

Total assets	$6,900	$6,929

LIABILITIES AND SHAREOWNERS' EQUITY
Liabilities
Current liabilities
Notes payable and current maturities of long-term debt	$214	$254
Accounts payable, principally trade	1,079	1,113
Other liabilities	911	905

Total current liabilities	2,204	2,272
Debt: Manufacturing operations	863	993
Financial services operations	1,533	1,533
Postretirement benefits liability	1,435	1,433
Other liabilities	555	406

Total liabilities	6,590	6,637

Commitments and contingencies
Shareowners' equity
Series D convertible junior preference stock	4	4
Common stock and additional paid in capital (par value $0.10 per share, 75.3 million shares issued)	2,118	2,118
Retained earnings (deficit)	(824)	(833)
Accumulated other comprehensive loss	(786)	(778)
Common stock held in treasury, at cost (5.3 million and 6.5 million shares held)	(202)	(219)

Total shareowners' equity	310	292

Total liabilities and shareowners' equity	$6,900	$6,929

24. Subsequent events

Servicios Financieros Navistar, S. A. de C. V., Sociedad Financiera de Objeto Limitado, a wholly owned subsidiary of the company, entered into a trust agreement with Banco J.P. Morgan, S.A., Institutión de Banca Múltiple, J. P. Morgan Grupo Financiero, División Fiduciaria as trustee (the Trustee), for purposes of creating irrevocable trust No. F/00098 (the Trust). On December 3, 2004, the Trust issued and placed in the Mexican Stock Exchange, Certificados Bursátiles, Serie A (Notes), having an aggregate original principal amount of 516,000,000 Mexican Pesos, under the revolving securitization program authorized by the Mexican National Banking and Securities Commission in an aggregate amount of 1,100,000 Mexican Pesos.

On December 6, 2004, the company announced that its operating company, International Truck and Engine Corporation, signed a collaboration pact with truck and engine manufacturer, MAN Nutzfahrzeuge AG of Munich, Germany. As part of the agreement, the companies plan to collaborate on the design, development, sourcing and manufacturing of components and systems for commercial trucks, including a range of diesel engines.

The failure of the company and its affiliates to timely complete their respective Annual Reports on Form 10-K and deliver those reports to their respective lenders resulted in a default under such agreements. However, the company and its affiliates did not receive a notice of default and no adverse action was taken by those lenders or lessors against the company or its affiliates. NFC obtained the necessary waivers from its various lenders to prevent a notice of default.

Five-year summary of selected financial
and statistical data (unaudited)

	As of and for the years ended October 31
(Millions of dollars, except share data, units shipped and percentages)
	2004	2003	2002	2001	2000

		As restated*	As restated*	As restated*	As restated*
Results of Operations
Sales and revenues	$9,724	$7,585	$7,021	$6,679	$8,436
Income (loss) from continuing operations	$247	$(17)	$(478)	$(10)	$161
Loss from discontinued operations	—	(4)	(60)	(14)	(15)

Net income (loss)	$247	$(21)	$(538)	$(24)	$146

Basic earnings (loss) per share:
Continuing operations	$3.54	$(0.25)	$(7.92)	$(0.17)	$2.65
Discontinued operations	—	(0.06)	(1.00)	(0.24)	(0.25)

Net income (loss)	$3.54	$(0.31)	$(8.92)	$(0.41)	$2.40

Diluted earnings (loss) per share:
Continuing operations	$3.20	$(0.25)	$(7.92)	$(0.17)	$2.62
Discontinued operations	—	(0.06)	(1.00)	(0.24)	(0.25)

Net income (loss)	$3.20	$(0.31)	$(8.92)	$(0.41)	$2.37

Average number of shares outstanding (millions)
Basic	69.7	68.0	60.3	59.5	60.7
Diluted	80.1	68.0	60.3	59.5	61.5

Financial Data
Total assets	$7,592	$6,929	$7,119	$7,151	$6,939
Long-term debt
Manufacturing operations	$1,258	$993	$861	$908	$437
Financial services operations	787	1,533	1,651	1,560	1,711

Total long-term debt	$2,045	$2,526	$2,512	$2,468	$2,148

Shareowners' equity	$531	$292	$235	$1,105	$1,290
Total manufacturing operations' long-term debt as a percent of total manufacturing capitalization	67.6%	73.1%	68.1%	43.8%	23.5%
Return on equity	46.3%	(7.2)%	(228.9)%	(2.2)%	11.3%

SUPPLEMENTAL DATA
Capital expenditures	$230	$210	$252	$326	$553
Engineering and research expense	245	242	260	253	280

Operating Data
Manufacturing gross margin	14.3%	13.5%	12.1%	13.5%	16.9%
U.S. and Canadian market share(a)	28.1%	28.8%	28.1%	28.6%	28.0%
Unit shipments worldwide
Trucks	112,200	84,700	84,100	89,600	124,900
OEM engines(b)	357,900	332,400	315,100	324,900	304,400

(a)
Based on shipments of medium trucks (Classes 6 and 7), including school buses, and heavy trucks (Class 8).

(b)
Includes OEM engine shipments from International Engines South America.

*
Restated for the effects of the matters discussed in Note 23 to financial statements.

Additional financial information (unaudited)

The following additional financial information is provided based upon the continuing interest of certain shareowners and creditors to assist them in understanding our core manufacturing business.

	Navistar International Corporation (with financial services operations on an equity basis)
Condensed statement of income for the years ended October 31 Millions of dollars
	2004	2003	2002

		As restated*	As restated*
Sales of manufactured products	$9,467	$7,283	$6,725
Other income	7	11	11

Total sales and revenues	9,474	7,294	6,736

Cost of products sold	8,111	6,294	5,885
Cost of products sold related to restructuring	—	9	23

Total cost of products sold	8,111	6,303	5,908
Restructuring and other non-recurring charges	(1)	(45)	519
Postretirement benefits expense	202	293	226
Engineering and research expense	245	242	260
Selling, general and administrative expense	601	541	553
Other expense	129	128	129

Total costs and expenses	9,287	7,462	7,595

Income (loss) from continuing operations before income taxes
Manufacturing operations	187	(168)	(859)
Financial services operations	124	119	87

Income (loss) from continuing operations before income taxes	311	(49)	(772)
Income tax expense (benefit)	64	(32)	(294)

Income (loss) from continuing operations	247	(17)	(478)
Discontinued operations:
Loss from discontinued operations (less applicable income taxes of $0, $0, and $2, respectively)	—	—	(14)
Loss on disposal	—	(4)	(46)

Loss from discontinued operations	—	(4)	(60)

Net income (loss)	$247	$(21)	$(538)

Condensed statement of financial condition as of October 31 Millions of dollars	2004	2003

		As restated*
Cash, cash equivalents and marketable securities	$737	$522
Inventories	779	584
Property and equipment, net	1,283	1,233
Equity in non-consolidated subsidiaries	549	458
Other assets	1,129	830
Deferred tax asset, net	1,445	1,482

Total assets	$5,922	$5,109

Accounts payable, principally trade	$1,436	$1,071
Postretirement benefits liability	1,544	1,707
Debt	1,329	1,066
Other liabilities	1,082	973
Shareowners' equity	531	292

Total liabilities and shareowners' equity	$5,922	$5,109

Navistar International Corporation (with financial services operations on an equity basis) in millions of dollars

	For the Years Ended October 31
Condensed statement of cash flow	2004	2003	2002

		As restated*	As restated*
Cash flow from operations
Net income (loss)	$247	$(21)	$(538)
Adjustments to reconcile net income (loss) to cash used in operations:
Depreciation and amortization	210	152	167
Deferred income taxes	29	(54)	(270)
Postretirement benefits funding less than (in excess of) expense	(158)	(11)	15
Postretirement benefits curtailment	(2)	(5)	157
Equity in earnings of investees, net of dividends received	(80)	(30)	(48)
Non-cash restructuring and other non-recurring charges	—	6	157
Non-cash charge related to discontinued operations	—	—	28
Other, net	(103)	(30)	9
Change in operating assets and liabilities	172	(54)	100

Cash provided by (used in) operations	315	(47)	(223)

Cash flow from investment programs
Purchases of marketable securities	(417)	(406)	(29)
Sales or maturities of marketable securities	313	328	69
Capital expenditures	(229)	(208)	(247)
Proceeds from sale-leasebacks	—	—	164
Receivable from financial services operations	(51)	67	(69)
Investment in affiliates	(23)	1	45
Other investment programs	(9)	(31)	(69)

Cash used in investment programs	(416)	(249)	(136)

Cash provided by financing activities	213	176	157

Cash and cash equivalents
Increase (decrease) during the year	112	(120)	(202)
At beginning of year	444	564	766

Cash and cash equivalents at end of the year	$556	$444	$564

*
Restated for the effects of the matters discussed in Note 23 to financial statements.

Statement of income (unaudited)

	Navistar International Corporation and consolidated subsidiaries
	Three months ended April 30		Six months ended April 30
Millions of dollars, except per share data
	2005	2004	2005	2004

		*As Restated		*As Restated
Sales and revenues
Sales of manufactured products	$2,904	$2,276	$5,395	$4,162
Finance revenue	58	71	120	127
Other income	8	6	13	9

Total sales and revenues	2,970	2,353	5,528	4,298

Costs and expenses
Cost of products and services sold	2,498	1,976	4,675	3,629
Restructuring and other non-recurring charges	—	—	—	4
Postretirement benefits expense	60	58	119	119
Engineering and research expense	86	51	163	115
Selling, general and administrative expense	202	150	378	299
Interest expense	38	33	71	65
Other expense	5	8	14	15

Total costs and expenses	2,889	2,276	5,420	4,246

Income before income taxes	81	77	108	52
Income tax expense	28	25	37	14

Net income	$53	$52	$71	$38

Earnings per share
Basic	$0.76	$0.75	$1.02	$0.55
Diluted	$0.70	$0.68	$0.95	$0.52

Average shares outstanding (millions)
Basic	70.1	69.8	70.1	69.5
Diluted	80.1	80.6	80.2	76.3

See Notes to Financial Statements.

* See Note Q to the Financial Statements.

Statement of financial condition (unaudited)

	Navistar International Corporation and consolidated subsidiaries
Millions of dollars	April 30 2005	October 31 2004	April 30 2004

			*As Restated
ASSETS
Current assets
Cash and cash equivalents	$665	$605	$398
Marketable securities	160	182	121
Receivables, net	1,114	1,215	959
Inventories	1,008	790	751
Deferred tax asset, net	187	207	156
Other assets	194	168	188

Total current assets	3,328	3,167	2,573
Marketable securities	529	73	515
Finance and other receivables, net	1,024	1,222	804
Property and equipment, net	1,492	1,444	1,380
Investments and other assets	528	374	294
Prepaid and intangible pension assets	69	73	65
Deferred tax asset, net	1,293	1,239	1,307

Total assets	$8,263	$7,592	$6,938

LIABILITIES AND SHAREOWNERS' EQUITY
Liabilities
Current liabilities
Notes payable and current maturities of long-term debt	$1,455	$823	$293
Accounts payable, principally trade	1,527	1,462	1,186
Other liabilities	1,015	965	955

Total current liabilities	3,997	3,250	2,434
Debt: Manufacturing operations	1,697	1,258	1,026
Financial services operations	158	787	1,367
Postretirement benefits liability	1,408	1,382	1,389
Other liabilities	387	384	354

Total liabilities	7,647	7,061	6,570

Commitments and contingencies
Shareowners' equity
Series D convertible junior preference stock	4	4	4
Common stock and additional paid in capital (75.3 million shares issued)	2,084	2,096	2,121
Retained earnings (deficit)	(533)	(604)	(803)
Accumulated other comprehensive loss	(769)	(789)	(773)
Common stock held in treasury, at cost (5.3 million, 5.3 million and 5.5 million shares held)	(170)	(176)	(181)

Total shareowners' equity	616	531	368

Total liabilities and shareowners' equity	$8,263	$7,592	$6,938

See Notes to Financial Statements.

* See Note P to the Financial Statements.

Statement of cash flow (unaudited)

	Navistar International Corporation and consolidated subsidiaries Six months ended April 30
Millions of dollars	2005	2004

		* As Restated
Cash flow from operating activities
Net income	$71	$38
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	120	100
Deferred income taxes	(5)	16
Postretirement benefits funding less than (in excess of) expense	24	(42)
Gains on sales of receivables	(11)	(23)
Other, net	(16)	(38)
Change in operating assets and liabilities, net of effect of acquisitions:
Receivables	(95)	(80)
Inventories	(200)	(152)
Prepaid and other current assets	(2)	(27)
Accounts payable	98	85
Other liabilities	24	37

Cash provided by (used in) operating activities	8	(86)

Cash flow from investment programs
Purchases of retail notes and lease receivables	(800)	(755)
Collections/sales of retail notes and lease receivables	1,181	914
Purchases of marketable securities	(846)	(225)
Sales or maturities of marketable securities	424	184
Capital expenditures	(50)	(49)
Property and equipment leased to others	16	13
Investment in affiliates	(228)	(1)
Other investment programs	(47)	(2)

Cash provided by (used in) investment programs	(350)	79

Cash flow from financing activities
Issuance of debt	413	58
Principal payments on debt	(57)	(88)
Net increase (decrease) in notes and debt outstanding under bank revolving credit facility and commercial paper programs	53	(67)
Other financing activities	(7)	35

Cash provided by (used in) financing activities	402	(62)

Cash and cash equivalents
Increase (decrease) during the period	60	(69)
At beginning of the period	605	467

Cash and cash equivalents at end of the period	$665	$398

Supplemental cash flow information
Interest paid	$69	$67
Income taxes paid, net of refunds	$11	$5

See Notes to Financial Statements.

* See Note Q to the Financial Statements.

Navistar International Corporation
and consolidated subsidiaries

Notes to financial statements (unaudited)

Note A. Summary of accounting policies

Navistar International Corporation (NIC) is a holding company whose principal operating subsidiary is International Truck and Engine Corporation (International). As used hereafter, "company" or "Navistar" refers to Navistar International Corporation and its consolidated subsidiaries. Navistar operates in three principal industry segments: truck, engine (collectively called "manufacturing operations"), and financial services. The consolidated financial statements include the results of the company's manufacturing operations, majority owned dealers and its wholly owned financial services subsidiaries. The effects of transactions between the manufacturing, dealer and financial services operations have been eliminated to arrive at the consolidated totals.

The accompanying unaudited financial statements have been prepared in accordance with accounting policies described in the 2004 Annual Report on Form 10-K and should be read in conjunction with the disclosures therein.

In the opinion of management, these interim financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flow for the periods presented. Interim results are not necessarily indicative of results for the full year. Certain 2004 amounts have been reclassified to conform with the presentation used in the 2005 financial statements.

Statement of Financial Accounting Standards (SFAS) No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation" and Statement of Financial Accounting Standards No. 148 (SFAS No. 148), "Accounting for Stock-Based Compensation—Transition and Disclosure," encourage, but do not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise prices of the stock options equal the market value of the company's common stock at the date of grant. The following table illustrates the effect on the company's net income and earnings per share if the company had applied the fair value recognition provision of SFAS No. 123 in accordance with the disclosure provisions of SFAS No. 148.

	Three months ended April 30		Six months ended April 30
Millions of dollars, except per share data	2005	2004	2005	2004

Net income, as reported	$53	$52	$71	$38

Add: Interest expense on 2.5% senior convertible and 4.75% subordinated exchangeable debt for dilutive purposes (net of tax)	3	3	5	2

Adjusted net income available to common shareholders plus assumed conversions	56	55	76	40
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	(3)	(2)	(6)	(7)

Pro forma net income	$53	$53	$70	$33

Earnings per share:
Basic—as reported	$0.76	$0.75	$1.02	$0.55
Basic—pro forma	$0.73	$0.72	$0.93	$0.45
Diluted—as reported	$0.70	$0.68	$0.95	$0.52
Diluted—pro forma	$0.67	$0.65	$0.87	$0.43

Note B. New accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment." This Statement generally requires the recognition of the cost of employee services received in exchange for an award of equity instruments. This cost is based on the grant date fair value of the equity award and will be recognized over the period during which the employee is required to provide service in exchange for the award. The effective date for the company is the beginning of the first fiscal quarter of 2006. The company is still evaluating its share-based payment programs and the related impact, if any, this Statement may have on its results of operations, financial condition or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. The Statement clarifies that abnormal inventory costs should be recognized in the period in which they occur. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company will adopt this Statement in fiscal 2006 and will determine the effect, if any, this Statement may have on its results of operations, financial condition or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," to amend Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" (APB No. 29). The Statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar products in APB No. 29 and replaces it with an exception for exchanges that do not have commercial substance. This Statement will be applied prospectively for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The company does not expect this statement will have a material impact on its results of operations, financial condition or cash flows.

In December 2004, the FASB issued two FASB Staff Positions (FSP's) that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the Act) that was signed into law on October 22, 2004. The Act could affect how companies report their deferred income tax balances. The first FSP is FSP FAS 109-1 (FSP 109-1); the second is FSP FAS 109-2 (FSP 109-2). In FSP 109-1, the FASB concludes that the tax relief (special tax deduction for domestic manufacturing) from the Act should be accounted for as a "special deduction" instead of a tax rate reduction. FSP 109-2 gives a company additional time to evaluate the effects of the Act on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, "Accounting for Income Taxes." However, the company must provide certain disclosures if it chooses to utilize the additional time granted by the FASB. The company is evaluating the impact, if any, these FSP's may have on its results of operations, financial condition or cash flows.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations." This Interpretation addresses diverse accounting practices that developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. FIN No. 47 concludes that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The company does not have any such asset retirement obligations at this time. The company expects that this Interpretation will have no impact on the company's results of operations, financial condition or cash flows.

Note C. Business combinations

In April 2005, the company's South American engine subsidiary, International Engine South America, acquired MWM Motores Diesel Ltda (MWM), a Brazilian entity. MWM produces a broad line of medium and high-speed diesel engines in the 50 to 310 horsepower range for use in pick-ups, trucks, vans, light and semi-heavy trucks, as well as agricultural, marine and electric generator applications. MWM recorded revenues of approximately $370 million in 2004. MWM's headquarters and manufacturing facility are located in Sao Paulo, Brazil. The acquisition supports the company's overall growth strategy, adds to its engineering capability and allows the company to better serve customers in the South American market. The acquisition was made effective April 1, 2005, therefore, the company's Condensed Consolidated Financial Statements include the operating results of MWM for the month of April. Management considers the impact of this acquisition to be immaterial to the consolidated financial statements.

While the acquisition has been completed, the Administrative Council for Economic Defense (CADE), the Brazilian antitrust regulatory authority, must review and approve the acquisition, and that review is pending. Only minimal synergies can be achieved prior to CADE approval and CADE may require divestiture of assets or impose other conditions on the acquisition. This uncertainty inhibits the company from completing certain aspects of the purchase accounting associated with the acquisition of MWM. Once CADE finalizes its review, management will evaluate its engine operations within Brazil, decide how to best utilize its resources to meet the needs of its customers and complete the accounting associated with the acquisition.

Note D. Postretirement benefits

Postretirement benefits expense

The company provides postretirement benefits to a substantial portion of its employees. Costs associated with postretirement benefits include pension and postretirement healthcare expenses for employees, retirees and surviving spouses and dependents. In addition, as part of the 1993 restructured healthcare and life insurance plans, profit sharing payments to the Retiree Supplemental Benefit Trust (Trust) are required.

The cost of postretirement benefits is segregated as a separate component on the Statement of Income and is as follows:

	Three months ended April 30		Six months ended April 30
Millions of dollars	2005	2004	2005	2004

Pension expense	$18	$18	$35	$38
Other benefits expense	42	35	84	76
Profit sharing provision to Trust	—	5	—	5

Net postretirement benefits expense	$60	$58	$119	$119

Net periodic postretirement benefits expense included on the Statement of Income is composed of the following:

	Pension expense
	Three months ended April 30		Six months ended April 30
Millions of dollars	2005	2004	2005	2004

Service costs for benefits earned during the period	$6	$7	$12	$14
Interest on obligation	56	58	111	116
Amortization of cumulative losses	14	12	29	25
Amortization of prior service cost	2	1	4	3
Other	7	7	13	13
Less expected return on assets	(67)	(67)	(134)	(133)

Net pension expense	$18	$18	$35	$38

	Other benefits expense
	Three months ended April 30		Six months ended April 30
Millions of dollars	2005	2004	2005	2004

Service costs for benefits earned during the period	$4	$3	$9	$7
Interest on obligation	36	34	72	70
Amortization of cumulative losses	15	10	30	21
Other	—	2	—	5
Less expected return on assets	(13)	(14)	(27)	(27)

Net other benefits expense	$42	$35	$84	$76

"Other" includes the expense related to yearly lump-sum payments to retirees required by negotiated labor contracts, expense related to defined contribution plans and other postretirement benefit costs.

Employer contributions

The company previously disclosed in its financial statements for the year ended October 31, 2004 that it expected to contribute approximately $20 million to its pension plans in 2005. Current expectations regarding 2005 pension plan contributions have not changed since that time. As of April 30, 2005, $11 million of contributions have been made to the company's qualified pension plans.

The company also makes contributions to partially fund retiree healthcare benefits. As of April 30, 2005, $3 million of contributions have been made to the company's retiree healthcare plans and the company anticipates contributing an additional $3 million in 2005 for a total contribution of $6 million.

Note E. Income taxes

The Statement of Income reflects tax expense which primarily reduces the cumulative benefit of NOL carryforwards currently recognized as a deferred tax asset, net of valuation allowances, in the Statement of Financial Condition. Cash payment of income taxes may be required for certain state income, foreign income and withholding and federal alternative minimum taxes. Until the company has utilized its significant NOL carryforwards, the cash payment of United States (U.S.) federal and state income taxes will be minimal.

Note F. Inventories

Inventories are as follows:

Millions of dollars	April 30 2005	October 31 2004	April 30 2004

Finished products	$584	$505	$446
Work in process	102	47	86
Raw materials and supplies	322	238	219

Total inventories	$1,008	$790	$751

Note G. Sales of receivables

Navistar Financial Corporation's (NFC) primary business is to provide wholesale, retail and lease financing for new and used trucks sold by International and International's dealers and, as a result, NFC's finance receivables and leases have significant concentration in the trucking industry. NFC retains as collateral an ownership interest in the equipment associated with leases and a security interest in equipment associated with wholesale notes and retail notes.

During the first six months of fiscal 2005, NFC sold $1,174 million of retail notes and leases for a pre-tax gain of $11 million compared to the first six months of fiscal 2004, when NFC sold $795 million of retail receivables for a pre-tax gain of $23 million.

Note H. Debt

In March 2005, the company sold $400 million in Senior Notes due 2012 (Notes). The Notes were sold in a Rule 144A private unregistered offering and priced to yield 6.25 percent. The Notes are guaranteed on a senior unsecured basis by International. The Notes will rank behind in right of payment to all of the company's future secured debt and equally in right of payment to all of the company's existing and future senior unsecured debt. The company may redeem some or all of the Notes at any time on or after March 1, 2009 at redemption prices set forth in the offering memorandum. The company may also redeem up to 35 percent of the aggregate principal amount of the Notes using the proceeds of certain equity offerings completed before March 1, 2008. The proceeds will be used for general corporate purposes.

Note I. Restructuring and other non-recurring charges

Restructuring charges

In 2000 and 2002, the company's board of directors approved separate plans to restructure its manufacturing and corporate operations. The company incurred charges for severance and other benefits, curtailment losses, lease terminations, asset and inventory write-downs and other exit costs relating to these plans. The following are the major restructuring, integration and cost reduction initiatives originally included in the 2000 and 2002 Plans of Restructuring (Plans of Restructuring):

  •
  Replacement of steel cab trucks with a new line of High Performance Vehicles (HPV) and a concurrent realignment of the company's truck manufacturing facilities

  •
  Launch of the next generation technology diesel engines (NGD)

  •
  Consolidation of corporate operations

  •
  Realignment of the bus and truck dealership network and termination of various dealerships' contracts

  •
  Closure of certain facilities and operations and exit of certain activities including the Chatham, Ontario heavy truck assembly facility, the Springfield, Ohio body plant and a manufacturing production line within one of the company's plants

  •
  Offer of early retirement and voluntary severance programs to certain union represented employees

The Plans of Restructuring originally called for a reduction in workforce of approximately 5,400 employees, primarily in North America, resulting in charges totaling $169 million. The decision, in 2003, to keep open the Chatham facility along with changes in staffing requirements at other manufacturing facilities lowered the total number of employee reductions to 4,200. The change in expected employee reductions along with an evaluation of the severance reserves related to the HPV and NGD product programs resulted in a net reversal to the previously recorded severance and other benefits reserves totaling $50 million.

A curtailment loss of $157 million was recorded in 2002 relating to the company's postretirement plans. This loss was the result of an early retirement program for represented employees at the company's Springfield and Indianapolis plants and the planned closure of the Chatham facility. Subsequently, the decision to keep open the Chatham facility, the offer of an early retirement and voluntary severance program to certain employees at the Chatham facility, and the completion of the sign-up period for the early retirement window program offered to certain eligible, long serviced UAW employees, resulted in a net reduction of $3 million to the previously recorded curtailment loss. The curtailment liability has been classified as a postretirement benefits liability on the Statement of Financial Condition.

Lease termination charges include estimated lease costs, net of probable sublease income, under long-term non-cancelable lease agreements. These charges primarily relate to the lease at the company's previous corporate office in Chicago, Illinois, which expires in 2010.

Dealer termination costs include the termination of certain dealer contracts in connection with the realignment of the company's bus distribution network. Other exit costs include contractually obligated exit and closure costs associated with facility closures and an accrual for the loss on sale of Harco National Insurance Company. As of April 30, 2005, $55 million of the total net charge of $66 million has been incurred.

Other non-recurring charges

In October 2002, Ford Motor Company (Ford) advised the company that its current business case for a V-6 diesel engine in the specified vehicles was not viable and discontinued its program for the use of these engines. Accordingly, the company recorded charges of $170 million for the write-off of deferred pre-production costs, the write-down of fixed assets that were abandoned, lease obligations under non-cancelable operating leases, and accruals for amounts contractually owed to suppliers. In 2003, the company recorded an adjustment of $11 million for additional amounts contractually owed to suppliers related to the V-6 diesel engine program. In April 2003, the company reached a comprehensive agreement with Ford concerning the termination of its V-6 diesel engine program. The terms of the agreement include compensation to neutralize certain current and future V-6 diesel engine program related costs not accrued for as part of the 2002 non-recurring charge, resolution of ongoing pricing related to the company's V-8 diesel engine program and a release by the parties of all of their obligations under the V-6 diesel engine contract. The company, under current agreements, will continue as Ford's exclusive supplier of V-8 diesel engines through 2012. The agreement with Ford does not have a material net impact on the Statement of Financial Condition or the Statement of Income for the periods covered in this report.

Summary

Through April 30, 2005, the company has recorded cumulative charges of $818 million relating to the Plans of Restructuring and other non-recurring charges.

The remaining components of the company's Plans of Restructuring and other non-recurring charges are shown in the following table.

Millions of dollars	Balance October 31 2004	Amount incurred	Balance April 30 2005

Lease terminations	$21	$(3)	$18
Dealer terminations and other charges	12	(1)	11
Other non-recurring charges	64	(5)	59

Total	$97	$(9)	$88

The remaining liability of $88 million is expected to be funded from existing cash balances and internally generated cash flows from operations. The total cash outlay for the remainder of 2005 is expected to be $9 million with the remaining obligation of $79 million, primarily related to non-recurring charges and long-term non-cancelable lease agreements, to be settled in 2006 and beyond.

The company is in the process of completing certain aspects of the Plans of Restructuring and will continue to evaluate the remaining restructuring reserves as the plans are executed. As a result, there may be additional adjustments to the reserves noted above. Since the company-wide restructuring plans are an aggregation of many individual components requiring judgments and estimates, actual costs have differed from estimated amounts.

Note J. Financial instruments

The company uses derivative financial instruments as part of its overall interest rate and foreign currency risk management strategy.

The financial services operations manage exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt. This is accomplished by selling fixed rate receivables on a fixed rate basis and by utilizing derivative financial instruments. These derivative financial instruments may include interest rate swaps, interest rate caps and forward contracts. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk as the instruments may become less valuable due to changes in market conditions or interest rates. NFC manages exposure to counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. NFC does not require collateral or other security to support derivative financial instruments with credit risk.

NFC's counter-party credit exposure is limited to the positive fair value of contracts at the reporting date. As of April 30, 2005, NFC's derivative financial instruments had a positive net fair value. Notional amounts of derivative financial instruments do not represent exposure to credit loss.

At April 30, 2005, the notional amounts and fair values of the company's derivatives are presented in the following table, in millions of dollars. The fair values of all these derivatives are recorded in other assets or other liabilities on the Statement of Financial Condition.

Inception Date	Maturity Date	Derivative Type	Notional Amount	Fair Value

November 2002 - April 2005	March 2007 - September 2009	Interest rate swaps*	$79	$—
July 2001 - April 2005	June 2005 - June 2011	Interest rate swaps	305	3
October 2000 - December 2004	June 2005 - November 2012	Interest rate caps	1,073	1

* Accounted for as non-hedging instruments.

Note K. Guarantees

The company and its subsidiaries occasionally provide guarantees that could obligate them to make future payments if the primary entity fails to perform under its contractual obligations. The company has not recorded a liability for these guarantees. The company has no recourse as guarantor in case of default.

International provides a full and unconditional guarantee on the $400 million 9.375% Senior Notes due 2006, the $250 million 7.5% Senior Notes due 2011 and the $190 million 2.5% Senior Convertible Notes due 2007. NIC also provides a guarantee on the $19 million 9.95% Senior Notes due 2011. As of April 30, 2005, the outstanding balance on the 9.95% Senior Notes was $13 million.

NIC and International are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. No income maintenance payments were required for the six months ended April 30, 2005.

NIC guarantees lines of credit made available to its Mexican finance subsidiaries by third parties and NFC. NFC guarantees the borrowings of the Mexican finance subsidiaries. The following table summarizes the borrowings as of April 30, 2005, in millions of dollars.

Entity	Amount of guaranty	Outstanding balance	Maturity dates extend to

NIC	$393	$106	2010
NFC	134	92	2010
NIC and NFC	100	24	2005

The company also guarantees many of the operating leases of its operating subsidiaries. The leases have various expiration dates that extend through June 2014. The remaining maximum obligation under these leases as of April 30, 2005, totaled approximately $537 million.

The company and International also guarantee real estate operating leases of International and of the subsidiaries of the company. The leases have various maturity dates extending through 2019. As of April 30, 2005, the total remaining obligation under these leases is approximately $44 million.

The company and NFC have issued residual value guarantees in connection with various operating leases. The amount of the guarantees is undeterminable because in some instances, neither the company nor NFC is responsible for the entire amount of the guaranteed lease residual. The company's and NFC's guarantees are contingent upon the fair value of the leased assets at the end of the lease term. The difference between this fair value and the guaranteed lease residual represents the amount of the company's and NFC's exposure.

As of April 30, 2005, NFC had guaranteed derivative contracts for interest rate swaps and cross currency swaps related to two of the company's Mexican finance subsidiaries. NFC is liable up to the fair market value of these derivative contracts only in cases of default by the two Mexican finance subsidiaries. As of April 30, 2005, there was an outstanding notional balance of $41 million related to interest rate swaps and cross currency swaps, and the fair market value of the outstanding balance was immaterial.

At April 30, 2005, the company's Canadian operating subsidiary was contingently liable for $411 million of retail customers' contracts and $36 million of retail leases that are financed by a third party. The Canadian operating subsidiary is responsible for the residual values of these financing arrangements. These contract amounts approximate the resale market value of the collateral underlying the note liabilities.

In addition, the company entered into various guarantees for purchase commitments, insurance loss reserves, credit guarantees and buyback programs with various expiration dates that total approximately $92 million. In the ordinary course of business, the company also provides routine indemnifications and other guarantees whose terms range in duration and often are not explicitly defined. The company does not believe these will have a material impact on the results of operations or financial condition of the company.

Product warranty

Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are established using historical information about the nature, frequency and average cost of warranty claims. Management actively studies trends of warranty claims and takes action to improve vehicle quality and minimize warranty claims. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

Changes in the product warranty accrual for the six months ended April 30, 2005, were as follows:

Millions of dollars

Balance, beginning of period	$286
Change in liability for warranties issued during the period	113
Change in liability for pre-existing warranties	14
Payments made	(134)

Balance, end of period	$279

Note L. Legal proceedings and environmental matters

The company and its subsidiaries are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings that constitute ordinary routine litigation incidental to the business of the company and its subsidiaries. The majority of these claims and proceedings relate to commercial, product liability and warranty matters. In the opinion of the company's management, the disposition of these proceedings and claims, including those discussed below, after taking into account established reserves and the availability and limits of the company's insurance coverage, will not have a material adverse effect on the business or the financial results of the company.

The company has been named a potentially responsible party (PRP), in conjunction with other parties, in a number of cases arising under an environmental protection law, the Comprehensive Environmental Response, Compensation and Liability Act, popularly known as the Superfund law. These cases involve sites that allegedly received wastes from current or former company locations. Based on information available to the company which, in most cases, consists of data related to quantities and characteristics of material generated at current or former company locations, material allegedly shipped by the company to these disposal sites, as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of the company's share, if any, of the probable costs and is provided for in the financial statements. These obligations are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. The company reviews all accruals on a regular basis and believes that, based on these calculations, its share of the potential additional costs for the cleanup of each site will not have a material effect on the company's financial results.

Two sites formerly owned by the company, Wisconsin Steel in Chicago, Illinois and Solar Turbines in San Diego, California, were identified as having soil and groundwater contamination. While investigations and cleanup activities continue at both sites, the company anticipates that all necessary costs to complete the cleanup have been adequately reserved.

In December 2003, the United States Environmental Protection Agency (US EPA) issued a Notice of Violation to the company in conjunction with the operation of its engine casting facility in Indianapolis, Indiana. Specifically, the US EPA alleged that the company violated applicable environmental regulations by failing to obtain the necessary permit in connection with the construction of certain equipment and complying with the best available control technology for emissions from such equipment. The company is currently in discussions with the US EPA and believes that its discussions will result in capital improvements together with monetary sanctions which will not be material.

Various claims and controversies have arisen between the company and its former fuel system supplier, Caterpillar Inc. (Caterpillar), regarding the ownership and validity of certain patents covering fuel system technology used in the company's new version of diesel engines that were introduced in February 2002. In June 1999, in Federal Court in Peoria, Illinois, Caterpillar sued Sturman Industries, Inc. (Sturman), the company's joint venture partner in developing fuel system technology, alleging that technology invented and patented by Sturman and licensed to the company, belongs to Caterpillar. After a trial, on July 18, 2002, the jury returned a verdict in favor of Caterpillar finding that this technology belongs to Caterpillar under a prior contract between Caterpillar and Sturman. Sturman appealed the adverse judgment, and the jury's verdict was reversed by the appellate court on October 28, 2004 and remanded to the district court for retrial. The company is cooperating with Sturman in this effort. In May 2003, in Federal Court in Columbia, South Carolina, Caterpillar sued the company, its supplier of fuel injectors and joint venture, Siemens Diesel Systems Technology, L.L.C., and Sturman for patent infringement alleging that the Sturman fuel system technology patents and certain Caterpillar patents are infringed in the company's new engines. The company believes that it has meritorious defenses to the claims of infringement of the Sturman patents as well as the Caterpillar patents and will vigorously defend such claims. In January 2002, Caterpillar sued the company in the Circuit Court in Peoria County, Illinois, alleging the company breached the purchase agreement pursuant to which Caterpillar supplied fuel systems for the company's prior version of diesel engines. Caterpillar's claims involve a 1990 agreement to reimburse Caterpillar for costs associated with the delayed launch of the company's V-8 diesel engine program. Reimbursement of the delay costs was made by a surcharge of $8.08 on each injector purchased and the purchase of certain minimum quantities of spare parts. In 1999, the company concluded that, in accordance with the 1990 agreement, it had fully reimbursed Caterpillar for its delay costs and stopped paying the surcharge and purchasing the minimum quantities of spare parts. Caterpillar is asserting that the surcharge and the spare parts purchase requirements continue throughout the life of the contract and has sued the company to recover these amounts, plus interest. Caterpillar also asserts that the company failed to purchase all of its fuel injector requirements under the contract and, in collusion with Sturman, failed to pursue a future fuel systems supply relationship with Caterpillar. The company believes that it has meritorious defenses to Caterpillar's claims.

Along with other vehicle manufacturers, the company and certain of its subsidiaries have been subject to an increase in the number of asbestos-related claims in recent years. Management believes that such claims will not have a material adverse affect on the company's financial results. In general these claims relate to illnesses alleged to have resulted from asbestos exposure from component parts found in older vehicles, although some cases relate to the presence of asbestos in company facilities. In these claims the company is not the sole defendant, and the claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. Management has strongly disputed these claims, and it has been the company's policy to defend against them vigorously. Historically, the actual damages paid out to claimants have not been material to the company's results of operations and financial condition. However, management believes the company and other vehicle manufacturers are being more aggressively targeted, largely as a result of bankruptcies of manufacturers of asbestos and products containing asbestos. It is possible that the number of these claims will continue to grow, and that the costs for resolving asbestos related claims could become significant in the future.

On October 13, 2004, the company received a request from the staff of the Securities and Exchange Commission (SEC) to voluntarily produce certain documents and information related to the company's accounting practices with respect to defined benefit pension plans and other postretirement benefits. The company is fully cooperating with this request. Based on the status of the inquiry, the company is not able to predict the final outcome.

On January 31, 2005, the company announced that it would restate its financial results for fiscal years 2002 and 2003 and the first three quarters of fiscal 2004. The SEC notified the company on February 9, 2005, that it was conducting an informal inquiry into the company's restatement. On March 17, 2005, the company was advised by the SEC that the status of the inquiry had been changed to a formal investigation. The company is fully cooperating with the SEC on this investigation. Based on the status of the investigation, the company is not able to predict the final outcome.

Note M. Segment data

Reportable operating segment data is as follows:

Millions of dollars	Truck	Engine	Financial services	Total

	For the quarter ended April 30, 2005
External revenues	$2,226	$678	$61	$2,965
Intersegment revenues	—	185	15	200

Total revenues	$2,226	$863	$76	$3,165

Segment profit	$94	$15	$27	$136
	For the six months ended April 30, 2005
External revenues	$4,144	$1,251	$125	$5,520
Intersegment revenues	—	334	28	362

Total revenues	$4,144	$1,585	$153	$5,882

Segment profit (loss)	$149	$(4)	$62	$207
	As of April 30, 2005
Segment assets	$2,097	$1,560	$2,409	$6,066
	For the quarter ended April 30, 2004
External revenues	$1,720	$557	$73	$2,350
Intersegment revenues	—	146	10	156

Total revenues	$1,720	$703	$83	$2,506

Segment profit	$70	$32	$37	$139
	For the six months ended April 30, 2004
External revenues	$3,147	$1,017	$129	$4,293
Intersegment revenues	—	281	19	300

Total revenues	$3,147	$1,298	$148	$4,593

Segment profit	$79	$37	$60	$176
	As of April 30, 2004
Segment assets	$1,684	$1,070	$2,197	$4,951

Reconciliation to the consolidated financial statements as of and for the three and six months ended April 30 is as follows:

	Three months ended April 30		Six months ended April 30
Millions of dollars	2005	2004	2005	2004

Segment sales and revenues	$3,165	$2,506	$5,882	$4,593
Other income	5	3	8	5
Intercompany	(200)	(156)	(362)	(300)

Consolidated sales and revenues	$2,970	$2,353	$5,528	$4,298

Segment profit	$136	$139	$207	$176
Restructuring adjustment	—	—	—	(4)
Corporate items	(41)	(51)	(71)	(95)
Manufacturing net interest expense	(14)	(11)	(28)	(25)

Consolidated pre-tax income	$81	$77	$108	$52

Segment assets	$6,066	$4,951
Cash and marketable securities	652	379
Deferred taxes	1,480	1,446
Corporate intangible pension assets	1	3
Other corporate and eliminations	64	159

Consolidated assets	$8,263	$6,938

Note N. Comprehensive income

The components of comprehensive income are as follows:

	Three months ended April 30		Six months ended April 30
Millions of dollars	2005	2004	2005	2004

Net income	$53	$52	$71	$38
Other comprehensive income	15	2	20	4

Total comprehensive income	$68	$54	$91	$42

Note O. Earnings per share

Earnings per share was computed as follows:

	Three months ended April 30		Six months ended April 30
Millions of dollars, except share and per share data
	2005	2004	2005	2004

Net income	$53	$52	$71	$38
Add: Interest expense on 2.5% senior convertible and 4.75% subordinated exchangeable debt for dilutive purposes (net of tax)	3	3	5	2

Net income available to common shareholders plus assumed conversions	$56	$55	$76	$40

Average shares outstanding (millions)
Basic	70.1	69.8	70.1	69.5
Convertible debt	9.5	9.5	9.5	5.6
Stock options	0.5	1.3	0.6	1.2

Diluted	80.1	80.6	80.2	76.3
Earnings per share
Basic	$0.76	$0.75	$1.02	$0.55
Diluted	$0.70	$0.68	$0.95	$0.52

The computation of diluted shares outstanding for the six months ended April 30, 2004 excludes incremental shares of 3.9 million related to convertible debt. These shares are excluded due to their anti-dilutive effect, as a result of the company's losses for the first three months of 2004. Slight changes within the diluted shares outstanding are the result of an increase or decrease in the amount of exercisable employee stock options which are affected by fluctuations in the company's stock price.

Note P. Condensed consolidating guarantor and non-guarantor financial information

The following tables set forth the condensed consolidating Statements of Financial Condition as of April 30, 2005 and 2004, and the Statements of Income and Cash Flow for the six months ended April 30, 2005 and 2004. The following information is included as a result of International's guarantees, exclusive of its subsidiaries, of NIC's indebtedness under its 9.375% Senior Notes due 2006, 2.5% Senior Convertible Notes due 2007 and 7.5% Senior Notes due 2011. International is a direct wholly owned subsidiary of NIC. None of NIC's other subsidiaries guarantee any of these notes. Each of the guarantees is full and unconditional. Separate financial statements and other disclosures concerning International have not been presented because management believes that such information is not material to investors. NIC includes the consolidated financial results of the parent company only, with all of its wholly owned subsidiaries accounted for under the equity method. International, for purposes of this disclosure only, includes the consolidated financial results of its wholly owned subsidiaries accounted for under the equity method. "Non-Guarantor Companies and Eliminations" includes the consolidated financial results of all other non-guarantor subsidiaries including the elimination entries for all intercompany transactions. All applicable corporate expenses have been allocated appropriately among the guarantor and non-guarantor subsidiaries.

NIC files a consolidated U.S. federal income tax return that includes International and its U.S. subsidiaries. International has a tax allocation agreement (Tax Agreement) with NIC which requires International to compute its separate federal income tax expense based on its adjusted book income. Any resulting tax liability is paid to NIC. In addition, under the Tax Agreement, International is required to pay to NIC any tax payments received from its subsidiaries. The effect of the Tax Agreement is to allow the parent company, rather than International, to utilize U.S. operating income/losses and NIC operating loss carryforwards.

Millions of dollars	NIC	International	Non-guarantor companies and eliminations	Consolidated

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE SIX MONTHS ENDED APRIL 30, 2005
Sales and revenues	$4	$4,230	$1,294	$5,528

Cost of products and services sold	3	3,944	728	4,675
All other operating expenses	(16)	540	221	745

Total costs and expenses	(13)	4,484	949	5,420

Equity in income (loss) of non-consolidated subsidiaries	91	286	(377)	—

Income (loss) before income taxes	108	32	(32)	108
Income tax expense (benefit)	37	25	(25)	37

Net income (loss)	$71	$7	$(7)	$71

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL CONDITION AS OF APRIL 30, 2005
Assets
Cash and marketable securities	$543	$28	$783	$1,354
Receivables, net	1	134	2,003	2,138
Inventories	—	478	530	1,008
Property and equipment, net	—	723	769	1,492
Investment in affiliates	(2,615)	1,282	1,333	—
Deferred tax asset and other assets	1,427	204	640	2,271

Total assets	$(644)	$2,849	$6,058	$8,263

Liabilities and shareowners' equity
Debt	$1,458	$13	$1,839	$3,310
Postretirement benefits liability	—	1,356	230	1,586
Amounts due to (from) affiliates	(2,850)	3,314	(464)	—
Other liabilities	132	1,585	1,034	2,751

Total liabilities	(1,260)	6,268	2,639	7,647

Shareowners' equity (deficit)	616	(3,419)	3,419	616

Total liabilities and shareowners' equity	$(644)	$2,849	$6,058	$8,263

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE SIX MONTHS ENDED APRIL 30, 2005
Cash provided by (used in) operating activities	$(432)	$186	$254	$8

Cash flow from investment programs
Purchases, net of collections, of finance receivables	—	—	381	381
Net increase (decrease) in marketable securities	26	—	(448)	(422)
Capital expenditures	—	(26)	(24)	(50)
Other investing activities	—	64	(323)	(259)

Cash provided by (used in) investment programs	26	38	(414)	(350)

Cash flow from financing activities
Net borrowing (repayments) of debt	400	(2)	11	409
Other financing activities	(4)	(218)	215	(7)

Cash provided by (used in) financing activities	396	(220)	226	402

Cash and cash equivalents
Increase (decrease) during the period	(10)	4	66	60
At beginning of the period	406	22	177	605

Cash and cash equivalents at end of the period	$396	$26	$243	$665

CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE SIX MONTHS ENDED APRIL 30, 2004
Sales and revenues	$1	$3,260	$1,037	$4,298

Cost of products and services sold	(36)	3,002	663	3,629
Restructuring and other non-recurring charges	—	—	4	4
All other operating expenses	(9)	480	142	613

Total costs and expenses	(45)	3,482	809	4,246

Equity in income (loss) of non-consolidated subsidiaries	6	129	(135)	—

Income (loss) before income taxes	52	(93)	93	52
Income tax expense (benefit)	14	11	(11)	14

Net income (loss)	$38	$(104)	$104	$38

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL CONDITION AS OF APRIL 30, 2004
Assets
Cash and marketable securities	$239	$11	$784	$1,034
Receivables, net	—	186	1,577	1,763
Inventories	—	371	380	751
Property and equipment, net	—	745	635	1,380
Investment in affiliates	(2,773)	916	1,857	—
Deferred tax asset and other assets	1,466	186	358	2,010

Total assets	$(1,068)	$2,415	$5,591	$6,938

Liabilities and shareowners' equity
Debt	$840	$16	$1,830	$2,686
Postretirement benefits liability	—	1,488	197	1,685
Amounts due to (from) affiliates	(2,411)	2,808	(397)	—
Other liabilities	135	1,338	726	2,199

Total liabilities	(1,436)	5,650	2,356	6,570

Shareowners' equity (deficit)	368	(3,235)	3,235	368

Total liabilities and shareowners' equity	$(1,068)	$2,415	$5,591	$6,938

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW FOR THE SIX MONTHS ENDED APRIL 30, 2004
Cash provided by (used in) operating activities	$(21)	$(74)	$9	$(86)
Cash flow from investment programs
Purchases, net of collections, of finance receivables	—	—	159	159
Net increase (decrease) in marketable securities	28	—	(69)	(41)
Capital expenditures	—	(31)	(18)	(49)
Other investing activities	(8)	43	(25)	10

Cash provided by (used in) investment programs	20	12	47	79

Cash flow from financing activities
Net repayment of debt	—	(1)	(96)	(97)
Other financing activities	28	53	(46)	35

Cash provided by (used in) financing activities	28	52	(142)	(62)

Cash and cash equivalents
Increase (decrease) during the period	27	(10)	(86)	(69)
At beginning of the period	218	21	228	467

Cash and cash equivalents at end of the period	$245	$11	$142	$398

Note Q: Restatement of Prior Period Financial Statements

In December 2004, NFC determined that it would restate its consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 due to certain misapplications of GAAP. The primary area where it was determined that GAAP was incorrectly applied was in the accounting for retail note securitizations. As a result of NFC's restatement, the company concluded that it was necessary to restate its financial statements for the same periods. In the course of preparing the restatement of its consolidated financial statements, the company determined that it was appropriate to make other adjustments as well. These adjustments were primarily related to trade payables at the company's Mexican truck assembly facility, accruals relating to employee plans and the consolidation of majority owned truck dealerships. In the restatement of the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 adjustments were recorded to properly reflect stock option exercises satisfied using treasury stock at average cost, as opposed to fair market value. This adjustment resulted in a reclassification between common stock held in treasury and retained earnings (deficit) on the Statement of Financial Condition but had no effect on total shareowners' equity.

The significant effects of the restatements on the consolidated financial statements for the three months and six months ended April 30, 2004, primarily due to the consolidation of majority owned truck dealerships and the accounting for retail note securitizations at NFC, are included below. The amounts shown below have minor differences to the unaudited Selected

Quarterly Financial Data disclosed in Note 22 to the company's Annual Report on Form 10-K. The changes represent timing within the quarters and do not change year-end amounts.

	Navistar International Corporation and consolidated subsidiaries
	Three Months Ended April 30, 2004		Six Months Ended April 30, 2004
Statement of income Millions of dollars	As Previously Reported(1)	As Restated	As Previously Reported(1)	As Restated

Sales and revenues
Sales of manufactured products	$2,255	$2,276	$4,061	$4,162
Finance revenue	70	71	120	127
Other income	6	6	9	9

Total sales and revenues	2,331	2,353	4,190	4,298

Costs and expenses
Cost of products and services sold	1,976	1,976	3,579	3,629
Restructuring and other non-recurring charges	—	—	4	4
Postretirement benefits expense	58	58	119	119
Engineering and research expense	51	51	115	115
Selling, general and administrative expense	133	150	254	299
Interest expense	30	33	61	65
Other expense	9	8	16	15

Total costs and expenses	2,257	2,276	4,148	4,246

Income before income taxes	74	77	42	52
Income tax expense	24	25	10	14

Net income	$50	$52	$32	$38

Earnings per share
Basic	$0.72	$0.75	$0.46	$0.55
Diluted	$0.65	$0.68	$0.45	$0.52
Average shares outstanding (millions)
Basic	69.8	69.8	69.5	69.5
Diluted	80.6	80.6	76.3	76.3

(1)
In addition to the adjustments noted above, second quarter results for 2004 were restated to reflect the retroactive impact of adopting FSP 106-2, regarding accounting for the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, in the third quarter of fiscal 2004.

	Navistar International Corporation and Consolidated Subsidiaries
	As of April 30, 2004
Statement of financial condition Millions of dollars	As Previously Reported	As Restated

ASSETS
Current assets
Cash and cash equivalents	$389	$398
Marketable securities	121	121
Receivables, net	942	959
Inventories	621	751
Deferred tax asset, net	154	156
Other assets	177	188

Total current assets	2,404	2,573
Marketable securities	515	515
Finance and other receivables, net	804	804
Property and equipment, net	1,283	1,380
Investments and other assets	326	294
Prepaid and intangible pension assets	65	65
Deferred tax asset, net	1,481	1,307

Total assets	$6,878	$6,938

LIABILITIES AND SHAREOWNERS' EQUITY
Liabilities
Current liabilities
Notes payable and current maturities of long-term debt	$262	$293
Accounts payable, principally trade	1,159	1,186
Other liabilities	961	955

Total current liabilities	2,382	2,434
Debt: Manufacturing operations	854	1,026
Financial services operations	1,367	1,367
Postretirement benefits liability	1,403	1,389
Other liabilities	504	354

Total liabilities	6,510	6,570

Commitments and contingencies
Shareowners' equity
Series D convertible junior preference stock	4	4
Common stock and additional paid in capital (75.3 million shares issued)	2,121	2,121
Retained earnings (deficit)	(830)	(803)
Accumulated other comprehensive loss	(780)	(773)
Common stock held in treasury, at cost (5.5 million shares held)	(147)	(181)

Total shareowners' equity	368	368

Total liabilities and shareowners' equity	$6,878	$6,938

Note R. Subsequent Events

On March 1, 2005, the company sold the $400 million 6.25% Senior Notes due 2012 (Notes) in a private placement transaction that was exempt from registration under the Federal Securities Act of 1933. The company also entered into a registration rights agreement requiring us to use commercially reasonable efforts to consummate an exchange offer for the Notes, no later than March 2, 2006. If the company does not do so, additional interest payments will be payable on the Notes. On June 1, 2005, the company filed a registration statement on Form S-4 with the SEC to affect the exchange offer, but it has not yet been declared effective.

Additional financial information (unaudited)

The following additional financial information is provided based upon the continuing interest of certain shareowners and creditors to assist them in understanding our core manufacturing business.

Navistar International Corporation (with financial services operations on an equity basis)

	Three Months Ended April 30		Six Months Ended April 30
Condensed statement of income Millions of dollars
	2005	2004	2005	2004

		As Restated		As Restated
Sales of manufactured products	$2,904	$2,277	$5,395	$4,164
Other income	5	3	8	5

Total sales and revenues	2,909	2,280	5,403	4,169

Cost of products sold	2,487	1,962	4,655	3,603
Restructuring and other non-recurring charges	—	—	—	4
Postretirement benefits expense	59	58	117	118
Engineering and research expense	87	50	164	115
Selling, general and administrative expense	182	137	344	271
Other expense	40	35	77	68

Total costs and expenses	2,855	2,242	5,357	4,179

Income (loss) before income taxes:
Manufacturing operations	54	38	46	(10)
Financial services operations	27	39	62	62

Income before income taxes	81	77	108	52
Income tax expense	28	25	37	14

Net income	$53	$52	$71	$38

Condensed statement of financial condition Millions of dollars	April 30 2005	October 31 2004	April 30 2004

			As Restated
Cash, cash equivalents and marketable securities	$751	$737	$464
Inventories	1,006	779	735
Property and equipment, net	1,363	1,283	1,207
Equity in non-consolidated subsidiaries	589	549	500
Other assets	1,409	1,129	874
Deferred tax asset, net	1,471	1,445	1,462

Total assets	$6,589	$5,922	$5,242

Accounts payable, principally trade	$1,544	$1,436	$1,182
Postretirement benefits liability	1,564	1,544	1,664
Debt	1,741	1,329	1,082
Other liabilities	1,124	1,082	946
Shareowners' equity	616	531	368

Total liabilities and shareowners' equity	$6,589	$5,922	$5,242

Navistar International Corporation (with financial services operations on an equity basis)

	Six Months Ended April 30
Condensed statement of cash flow Millions of dollars
	2005	2004

		As Restated
Cash flow from operating activities
Net income	$71	$38
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	118	91
Deferred income taxes	(28)	1
Postretirement benefits funding less than (in excess of) expense	24	(42)
Equity in earnings of investees, net of dividends received	(45)	(39)
Other, net	(7)	(40)
Change in operating assets and liabilities	(118)	(67)

Cash provided by (used in) operating activities	15	(58)

Cash flow from investment programs
Purchases of marketable securities	(400)	(225)
Sales or maturities of marketable securities	423	183
Capital expenditures	(50)	(49)
Receivable from financial services operations	(51)	9
Investment in affiliates	(228)	(1)
Other investment programs	(47)	(2)

Cash used in investment programs	(353)	(85)

Cash provided by financing activities	374	43

Cash and cash equivalents
Increase (decrease) during the period	36	(100)
At beginning of the period	556	444

Cash and cash equivalents at end of the period	$592	$344

Offer to Exchange

up to $400,000,000

up to $400,000,000 of our new
6 1/4% Senior Notes due 2012, Series B

for

a like amount of our outstanding
6 1/4% Senior Notes due 2012

PROSPECTUS

June 27, 2005

QuickLinks

TABLE OF CONTENTS
Prospectus Summary
Our Company
Additional information
Industry data
Summary of the Exchange Offer
Summary of Terms of the Exchange Notes
Summary Consolidated Financial Data
Risk Factors
Risks related to the exchange offer
Risks relating to Navistar and its markets
Risks related to the notes
Forward-Looking Statements
Use of Proceeds
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Summary Compensation Table
Option/SAR Grants In Fiscal Year 2004
Aggregated Option/SAR Exercises During Fiscal Year 2004 And Fiscal Year End Option/SAR Values
Pension Plan Tables Estimated Annual Retirement Benefit Objective Upon Normal Retirement at Age 65 (Assuming all service is earned prior to January 1, 1989)
Estimated Annual Retirement Benefit Objective Upon Normal Retirement at Age 65 (Assuming all service is earned after December 31, 1988)
Certain Related Transactions
Navistar Common Stock Ownership of Certain Beneficial Owners and Management
The Exchange Offer
Description of the Notes
Description of Other Financing Arrangements
Certain Arrangements with NFC
United States Federal Income Tax Considerations
Plan of Distribution
Legal Matters
Experts
Where You Can Find Additional Information
Index to consolidated financial statements
Statement of income
Statement of comprehensive income
Statement of financial condition
Statement of cash flow
Notes to financial statements for the three years ended October 31, 2004
Five-year summary of selected financial and statistical data (unaudited)
Additional financial information (unaudited)
Statement of income (unaudited)
Statement of financial condition (unaudited)
Statement of cash flow (unaudited)
Navistar International Corporation and consolidated subsidiaries Notes to financial statements (unaudited)
Additional financial information (unaudited)